Alaska Air Group

2008 ANNUAL REPORT


AIR CARGO ONLY
Alaska

North of Expected

North of Expected is Alaska Spirit in action. It is simply our way of demonstrating our values and passion for providing an experience that is above and beyond the expected in everything we do. From our commitment to safety and dependability, to our compassion for those around us, *North of Expected* describes a unique airline, because it defines the people who create it each and every day.

Over the years much has changed, but our heritage serves as our compass to point us in the right direction. The magnetic "North" of our compass is the promise we make every day to provide travel that is safe, dependable, and delivered with genuine and caring service. Combine this with a passion for innovation that makes travel easier, and we'll chart a clear course to customer satisfaction.

Alaska Air Group
2008 Annual Report

Our goal is to create a diverse and inclusive environment where our people thrive in their quest to deliver an exceptional customer experience.

To Our Shareholders

In the face of last year's unprecedented oil prices and the current economic crisis, it would be easy to get bogged down in the daily litany of bad news. One thing we've learned is — just as in flying an airplane — you have to climb above the clouds if you want a clear view of where you're heading.



Alaska Airlines President Brad Tilden, Alaska Air Group Chairman, President and Chief Executive Officer Bill Ayer, and Horizon Air President and Chief Executive Officer Jeff Pinneo

We are confident in our ability to weather the current storm. And we have not forgotten that over the long term we need to run our business in a way that always puts safety first, and that provides the best air travel value for our customers, excellent career opportunities for our employees, and a reasonable return on investment for our shareholders. If that sounds familiar, it should. While our short-term strategy varies with changes in our business environment, our long-term strategy does not. It is based on sound business principles that work.

To achieve our goals and build a company that produces lasting value for all stakeholders, some important things are required: relentless execution, a willingness to try new things, and a laser-like focus on controlling what we can control. And that includes the seemingly "uncontrollable" aspects of our business, such as inclement weather and volatile fuel prices, the effects of which we have been able to moderate through technology and careful risk management.

Let's take a look at how we performed in 2008 as well as our goals for 2009 and beyond.

2008 Financial and Operational Results



Alaska Air Group Net Profit
Generally Accepted Accounting Principles (GAAP)
Adjusted for unusual items
($ millions)
150
100
50
0
-50
-100
-150
-43.4
-88.3
-67.2
-67.5
13.5
-30.8
-15.3
5.2
84.5*
55.0
-54.5
135.8
124.3
91.6
-135.9
4.4
2001 2002 2003 2004 2005 2006 2007 2008

*(5.9) mil. after accounting change

See reconciliation of GAAP to adjusted amounts on page 112.

In 2008 Alaska Air Group reported an adjusted net profit of $4.4 million, or $0.12 per diluted share. Though far short of our plan, things would have been much worse had we not hedged a portion of our fuel needs and achieved consistent reductions in non-fuel unit costs at Alaska and Horizon over the past several years.

As airfares rose last year to cover the skyrocketing cost of fuel, we reduced planned capacity in the fourth quarter and for all of 2009. When the depth of the global economic recession began to emerge, oil prices fell as precipitously as they had risen. Lower oil prices have provided welcome relief, but they are a byproduct of the recession, and demand for air travel has continued to decline. Because we had already planned to decrease capacity – albeit for a different reason – we were better prepared for the economic downturn.

In addition to taking seats out of our network, we shifted some capacity from under-performing and high-frequency markets to new, longer-haul routes, including Seattle-Minneapolis/St. Paul, Seattle-Maui and Seattle-Kona, which we began serving in 2008, and Portland-Maui and Seattle-Austin, which we will inaugurate in 2009. We also retimed service in our Seattle-Los Angeles and Seattle-San Francisco markets to better serve our customers.

2008 also marked Horizon's first-ever foray south of the border as they began serving the Los Angeles-Loreto and Los Angeles-La Paz markets. We also announced two new Horizon routes: Los Angeles to Flagstaff and Prescott, Ariz., and Los Angeles to Mammoth Lakes, Calif.

So far, we believe we've made the right cuts in the right markets, as evidenced by our relatively constant year-over-year load factors. The redeployment of capacity into new markets has brought important additional revenue into our network as demand in core markets has declined.



Alaska Airlines Unit Costs
Cost per Available Seat Mile
(excluding fuel and unusual items)
9.0¢
8.5¢
8.0¢
7.5¢
7.0¢
8.73¢
8.52¢
8.34¢
7.92¢
7.90¢*
7.76¢*
7.50¢*
7.49¢*
2001 2002 2003 2004 2005 2006 2007 2008

*Represents Alaska Airlines mainline flying



Horizon Air Unit Costs
Cost per Available Seat Mile
(excluding fuel and unusual items)
20¢
18¢
16¢
14¢
12¢
18.95¢
15.99¢
15.80¢
13.58¢
13.35¢
14.20¢
14.59¢
14.52¢
2001 2002 2003 2004 2005 2006 2007 2008

Improving Operations

In 2008, our key initiative was to improve our operation. Thanks to the hard work of employees around our system, we executed several projects that raised Alaska's on-time performance by six points and helped us achieve our customer satisfaction targets for eight straight months. At Horizon, our 83.1 percent on-time rating was a 2.4-point improvement over the prior year and would have earned us second place among all DOT reporting carriers, were we required to report.

Projects that contributed to our operational gains included completion of the "Airport of the Future" terminal remodel at Seattle-Tacoma Airport to make the check-in process faster and easier for customers, implementation of the "Super A Check" to maintain Alaska's jets more efficiently, and process improvements in several other areas. At Horizon, year-over-year reliability improvements were also achieved through modifications to the Q400s and a highly successful project that used "Lean" techniques to significantly reduce the time and cost of maintenance heavy checks.

In 2008, we also achieved our goal of a single Boeing 737 fleet type at Alaska, and we simplified Horizon's fleet from three types to two – Bombardier Q400 turboprops and CRJ700 regional jets. Ultimately, we plan to have a single fleet of Q400s at Horizon, giving both airlines the most fuel-efficient aircraft available while streamlining maintenance, training and scheduling.

2008 Milestones

- Achieved our goal of a single 737 fleet type at Alaska. And at Horizon, reduced fleet to two aircraft types on our way to a single Q400 fleet.
- Significantly improved Alaskas' operation in Seattle and are now extending new processes throughout the rest of the system.
- Reached a long-term agreement with Delta, designating Alaska Airlines as the carrier's preferred partner on the West Coast. This agreement, together with our alliances with other important partners such as American Airlines, will give our customers greater access to a global network and position us for future growth.
- Achieved Alaska's unit cost goal of 7.5 cents, excluding fuel, in spite of reducing capacity. And Horizon finished the year slightly under the unit cost goal of 14.6 cents, also on reduced capacity.

Looking Ahead

We don't know how deep the recession will be or how long it will last. The economy is undergoing major structural change, and it is important that we continue adapting to the new realities. Our intent is to improve our competitive position and gain a bigger share of what, in the near term, will be a smaller travel market.

Average Revenue Per Passenger



Horizon Air
Alaska Airlines
$175
$150
$125
$100
$75
$50
81
118
81
118
90
122
82
124
84*
130
92*
143
94*
145
98
157
2001 2002 2003 2004 2005 2006 2007 2008

*Includes Frontier Jet Express flying under a capacity purchase agreement. Unit revenues and unit costs are lower for this flying than for the rest of Horizon's network.

Last year, we moved our business forward through better planning and execution. We will apply those same skills to achieve our key initiative for 2009, which is to optimize revenue while sustaining the operational improvements we achieved in 2008. As part of that effort, we have embarked on an ad campaign showcasing the service our employees provide every day that's truly "North of Expected."

The most significant risks for 2009 and beyond are the level of customer demand and the possible return of higher fuel prices. Maintaining a relatively strong balance sheet and a consistent fuel-hedging program are among our long-term objectives to guard against such risks. As of the end of 2008, our fuel-hedging program had saved us just under a half billion dollars since 2002. We maintained our strong cash position, but we did so at the expense of additional debt, which increased our debt-to-capitalization ratio to 81 percent. While that's higher than we'd like it to be, we believe it is prudent to maintain a higher cash level in the near term.

This Is a 'People' Business

People are the key to our success. Our business depends on customers choosing to fly our airlines and on our employees providing the level of service that makes customers want to come back again and again.

We are asking a lot of our people and they are stepping up to the challenge. It is extremely gratifying that the friendly, caring service provided by our employees has been recognized by thousands of customers, as evidenced by J.D. Power and Associates ranking Alaska Airlines "Highest in Customer Satisfaction among Traditional Network Carriers (tie)" in its 2008 North America Airline Satisfaction Study℠.



J.D. POWER

"Highest in Customer Satisfaction Among Network Carriers in North America in a Tie"

We believe our relatively small size gives Alaska and Horizon natural advantages in ways that are critical to adapting to the changing environment. We are closer to our customers and can be more responsive to their changing needs. And our employees can align quickly around new objectives and provide important feedback that helps ensure the changes we make really do work.

The legacies of both Alaska and Horizon are the result of hard-working people with varied backgrounds, experiences, perspectives and know-how. Guided by our deeply held values, our goal is to create a diverse and inclusive environment where our people thrive in their quest to deliver on our promise to provide an exceptional customer experience.

Leadership

And speaking of people, as our industry faces rapid changes and new challenges it is important that the leadership structure of our airline keeps pace. A strong focus on our long-term competitiveness and financial health is crucial. And sustaining the operational improvement we've made over the last year is necessary to continue delivering a level of service that customers prefer.

In December 2008, former Alaska Air Group Chief Financial Officer Brad Tilden was named president of Alaska Airlines. Brad and Horizon Air President and Chief Executive Officer Jeff Pinneo will lead the operating subsidiaries as I devote more time to guiding Alaska Air Group's strategy and financial performance and meeting our responsibilities to employees, customers and shareholders.

We have a new chief financial officer, Glenn Johnson, who is a 26-year Alaska and Horizon veteran. And Ben Minicucci was promoted to chief operating officer of Alaska. We have a tradition of recognizing and developing natural talent, and I couldn't be more pleased to have proven leaders of their caliber in these roles.

Critical Leadership Behaviors at Alaska and Horizon

- Lead with humility and fierce resolve
- Address people and issues courageously, directly and candidly
- Think and work beyond divisional boundaries
- Initiate actions that have strategic impact

Principles

I am reminded of some "words to live by" that seem especially relevant right now:

- Don't buy things you can't afford.
- Don't borrow money you can't pay back.
- Don't agree to things you don't understand.
- If it doesn't seem right, it probably isn't.

These basic principles probably sound a lot like something your parents or grandparents told you, but they have helped us avoid pitfalls in the past and will guide our future decisions.

***

There is much uncertainty in today's economy, and the short term is going to be difficult for all businesses. We are pleased with the progress we've made, and we're very optimistic about our long-term prospects because of the outstanding people at Alaska and Horizon who are driving our success.

Sincerely,

William S. Ayer
Chairman, President and Chief Executive Officer
Alaska Air Group
April 1, 2009

Notice of Annual Meeting of Shareholders and Proxy Statement

Alaska Air Group, Inc.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

P.O. Box 68947
Seattle, Washington 98168

To our Stockholders:

The Annual Meeting of Stockholders of Alaska Air Group, Inc. (the "Annual Meeting") will be held at the Museum of Flight in Seattle, Washington at 2 p.m. on Tuesday, May 19, 2009, for the following purposes:

1. To elect to the Board of Directors the nine nominees named in this proxy statement, each for a one-year term;

2. To ratify the appointment of KPMG LLP as the Company's independent auditor;

3. To seek an advisory vote in regards to the compensation of the Company's named executive officers;

4. To consider and vote upon the stockholder proposal described in the accompanying proxy statement, if the proposal is properly presented at the meeting; and

5. To transact such other business as may properly come before the meeting or any adjournment thereof.

Stockholders owning Company common stock at the close of business on March 20, 2009 are entitled to receive this notice and to vote at the meeting. All stockholders are requested to be present in person or by proxy. For the convenience of stockholders who do not expect to attend the meeting in person and wish to have their shares voted, a form of proxy and an envelope are enclosed. Stockholders may also vote by internet or telephone. Any stockholder who later finds that he or she can be present at the meeting, or for any reason desires to do so, may revoke his or her proxy at any time before it is voted.

Voting by the internet or telephone is fast and convenient and your vote is immediately confirmed and tabulated. By using the internet or telephone to vote, you help Alaska Air Group reduce postage and proxy tabulation costs.

We appreciate your participation, since a majority of the outstanding common stock entitled to vote at the meeting must be represented either in person or by proxy to constitute a quorum in order to conduct business.

By Order of the Board of Directors,

Keith Loveless
Corporate Secretary and General Counsel

April 1, 2009

ALASKA AIR GROUP, INC.

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS AND PROXY STATEMENT

TABLE OF CONTENTS

ANNUAL MEETING INFORMATION

The Board of Directors of Alaska Air Group, Inc. ("AAG" or the "Company") is soliciting proxies for the 2009 Annual Meeting of Stockholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. Please read it carefully.

The Board set March 20, 2009 as the record date for the meeting. Stockholders who owned Company common stock on that date are entitled to vote at the meeting, with each share entitled to one vote. There were 36,386,119 shares of Company common stock outstanding on the record date.

Annual Meeting materials, which include this proxy statement, a proxy card or voting instruction form, and our 2008 Annual Report, were delivered to stockholders on or about April 1, 2009. The Company's Form 10-K for the year ended December 31, 2008 is included in the 2008 Annual Report. It was filed with the Securities and Exchange Commission ("SEC") on February 19, 2009.

IMPORTANT NOTICE REGARDING THE INTERNET AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MAY 19, 2009.

Stockholders may access, view and download this proxy statement and our 2008 Annual Report over the Internet on our website located at http://www.alaskaair.com/company and by clicking on "Investor Information," "Financial Reports" and "2008 Annual Report and 2009 Proxy Statement." Information on our website does not constitute part of this proxy statement.

QUESTIONS AND ANSWERS

Why am I receiving this annual meeting information and proxy?

You are receiving this annual meeting information and proxy from us because you owned shares of common stock in Alaska Air Group as of the record date for the Annual Meeting. This proxy statement describes issues on which you may vote and provides you with other important information so that you can make informed decisions.

You may own shares of Alaska Air Group common stock in several different ways. If your stock is represented by one or more stock certificates registered in your name, you have a stockholder account with our transfer agent, Computershare Trust Company, N.A., which makes you a stockholder of record. If you hold your shares in a brokerage, trust or similar account, you are the beneficial owner but not the stockholder of record of those shares. Employees of the Company who hold shares of stock in one or more of the Company's 401(k) retirement plans are beneficial owners.

What am I voting on?

You are being asked to vote on the election of the nine director nominees named in this proxy statement, to ratify the selection of KPMG LLP as independent auditor, to provide an advisory vote in regards to the compensation of the Company's named executive officers, and, if properly presented, to vote on one stockholder proposal. When you sign and mail the proxy card or submit your proxy by telephone or the internet, you appoint each of William S. Ayer and Keith Loveless, or their respective substitutes or nominees, as your representatives at the meeting. (When we refer to the "named proxies," we are referring to Messrs. Ayer and Loveless.) This way, your shares will be voted even if you cannot attend the meeting.

How does the Board of Directors recommend I vote on each of the proposals?

- FOR each of the Board's nine director nominees named in this proxy statement;

- FOR the ratification of the appointment of KPMG LLP as the Company's independent auditors;
- FOR the ratification of the compensation of the Company's named executive officers; and
- AGAINST the stockholder proposal.

How do I vote my shares?

Stockholders of record can vote by using the proxy card or by telephone or by the internet. Beneficial owners whose stock is held:

- in a brokerage account can vote by using the voting instruction form provided by the broker or by telephone or the internet.
- by a bank, and have the power to vote or to direct the voting of the shares, can vote using the proxy or the voting information form provided by the bank or, if made available by the bank, by telephone or the internet.
- in trust under an arrangement that provides the beneficial owner with the power to vote or to direct the voting of the shares can vote in accordance with the provisions of such arrangement.
- in trust in one of the Company's 401(k) retirement plans can vote using the voting instruction form provided by the trustee.

Beneficial owners, other than persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, can vote at the meeting provided that he or she obtains a "legal proxy" from the person or entity holding the stock for him or her (typically a broker, bank, or trustee). A beneficial owner can obtain a legal proxy by making a request to the broker, bank, or trustee. Under a legal proxy, the bank, broker, or trustee confers all of its rights as a record holder (which may in turn have been passed on to it by the ultimate record holder) to grant proxies or to vote at the meeting.

Listed below are the various means — internet, phone and mail — you can use to vote your shares without attending the Annual Meeting.

You can vote on the internet.

Stockholders of record and beneficial owners of the Company's common stock can vote via the internet regardless of whether they receive their annual meeting materials through the mail or via the internet. Instructions for doing so are provided along with your proxy card or voting instruction form. If you vote on the internet, please do not mail in your proxy card (unless you intend for it to revoke your prior internet vote). Your internet vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by phone.

Stockholders of record and beneficial owners of the Company's common stock can vote by phone. Instructions for voting by phone are provided along with your proxy card or voting instruction form. If you vote by telephone, please do not mail in your proxy card (unless you intend for it to revoke your prior telephone vote). Your phone vote will authorize the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

You can vote by mail.

Simply sign and date the proxy card or voting instruction form received with this proxy statement and mail it in the enclosed prepaid and addressed envelope. If you mark your choices on the card or voting instruction form, your shares will be voted as you instruct.

The availability of telephone and internet voting.

Internet and telephone voting facilities for stockholders of record and beneficial holders will be available 24 hours a day, and will close at 11:59 p.m. Eastern Time on Monday, May 18, 2009. To allow sufficient time for voting by the trustee, voting instructions for 401(k) plan shares must be received no later than 11:59 p.m. on Thursday, May 14, 2009.

How will my shares be voted if I return a blank proxy or voting instruction form?

If you are a stockholder of record, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted in accordance with the recommendations of the Board of Directors shown above and as the named proxies may determine in their discretion with respect to any other matters properly presented for a vote before the meeting.

If you are a beneficial owner and do not provide your broker, bank or other trustee with voting instructions, your shares may constitute "broker non-votes" and may not be counted in connection with certain matters. See "What are broker non-votes?" below.

If your shares are held in one of our 401(k) retirement plans and the trustee of the plan does not receive voting instructions for shares in your plan account on a matter, your shares will not be voted by the trustee on that matter.

What other business may be properly brought before the meeting, and what discretionary authority is granted?

Under the Company's Bylaws, a stockholder may bring business before the meeting for publication in the Company's 2009 proxy statement only if the stockholder gave written notice to the Company on or before December 5, 2008 and complied with the other requirements included in Article II of the Company's Bylaws. The only such business as to which the Company received proper advance notice from a stockholder are (i) one stockholder proposal described in this proxy statement and included on the Company's proxy card, and (ii) three stockholder proposals that the Company was permitted to exclude from this proxy statement under applicable rules and regulations of the SEC. If any of these three stockholder proposals are properly presented at the annual meeting, the named proxies intend to utilize the discretionary authority conferred by the proxies submitted pursuant to this solicitation to vote against such proposals.

In addition, the Company has received notice from Mr. Steve Nieman that he intends to nominate himself and four additional individuals for election to the Board of Directors at the annual meeting. We do not believe that this stockholder has complied with the requirements of the Company's Bylaws and, in accordance with Article II, Section 8 of the Bylaws, we intend to refuse to recognize such nominations at our annual meeting.

The Company has not received valid notice that any business other than that described or referenced in this proxy statement will be brought before the meeting. As to any other matters that may properly come before the meeting and are not on the proxy card, the proxy grants to Messrs. Ayer and Loveless the authority to vote the shares for which they hold proxies in their discretion.

What does it mean if I receive more than one proxy card, voting instruction form or email notification from the Company?

It means that you have more than one account for your AAG shares. Please complete and submit all proxies to ensure that all your shares are voted or vote by internet or telephone using each of the identification numbers.

What if I change my mind after I submit my proxy?

You may revoke your proxy and change your vote by delivering a later-dated proxy or, except for persons who beneficially own shares held in trust in one of the Company's 401(k) retirement plans, by voting at the meeting. The later-dated proxy may be delivered by telephone, internet or mail and need not be delivered by the same means used in delivering the to-be-revoked proxy. Except for persons beneficially holding stock in one of the Company's 401(k) retirement plans, you may do this at a later date or time by:

- voting by telephone or on the internet (which may not be available to some

- beneficial holders) before 11:59 p.m. Eastern Time Monday, May 18, 2009 (your latest telephone or internet proxy is counted);
- signing and delivering a proxy card with a later date; or
- voting at the meeting. (If you hold your shares beneficially through a broker, you must bring a legal proxy from the broker in order to vote at the meeting. Please also note that attendance at the meeting, in and of itself, without voting in person at the meeting, will not cause your previously granted proxy to be revoked.)

Persons beneficially holding stock in one of the Company's 401(k) retirement plans cannot vote in person at the meeting and must vote in accordance with instructions from the trustees. Subject to these qualifications, such holders have the same rights as other record and beneficial holders to change their votes.

If you are a registered stockholder, you can obtain a new proxy card by contacting the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, telephone (206) 392-5131. If your shares are held by a broker, trustee or bank, you can obtain a new voting instruction form by contacting your broker, trustee or bank. If your shares are held by one of the Company's 401(k) retirement plans, you can obtain a new voting instruction form by contacting the trustee of such plan. You can obtain information about how to contact the trustee from the Company's Corporate Secretary. Please refer to the section below titled "How are shares voted that are held in a Company 401(k) plan?" for more information. If you sign and date the proxy card or voting instruction form and submit it in accordance with the accompanying instructions and in a timely manner, any earlier proxy card or voting instruction form will be revoked and your choices on the proxy card or voting instruction form will be voted as you instruct.

What are broker non-votes?

As indicated above, if you are a stockholder of record who submits a proxy but does not indicate how the proxies should vote on one or more matters, the named proxies will vote as recommended by the Board of Directors. However, if your shares are held by a broker and you do not provide instructions to the broker on how to vote (whether you use the internet or phone or return the enclosed voting instruction form), the absence of instructions may cause your shares to result in a "broker non-vote" on the matters for which you do not provide instructions on how to vote. Accordingly, if you want to vote your shares on a matter, it is important that you provide voting instructions on that matter.

The following sets forth the application of broker non-vote rules to the proposals.

Election of Directors.

The election of nine director nominees named in this proxy statement is the subject of Proposal 1. In addition, the Company received notice from Mr. Steve Nieman that he intends to nominate himself and four additional individuals for election to the Board of Directors at the Annual Meeting. We do not believe that this stockholder has complied with the requirements of the Company's Bylaws and, in accordance with Article II, Section 8 of the Bylaws, we intend to refuse to recognize such nominations at our Annual Meeting. The current position of the New York Stock Exchange ("NYSE") is that an election is not contested unless the "challengers . . . do a mailing to all stockholders who hold their shares beneficially or in street name through banks, brokers or other intermediaries." For those reasons, we believe that the election of directors is not "contested" under applicable SEC and NYSE regulations, including for purposes of NYSE Rule 452. Consequently, a broker will have the discretion to vote your shares in the election of directors in the absence of specific instructions.

Board Proposals.

The ratification of the appointment of KPMG LLP as independent auditor is the subject of Proposal 2, and an advisory vote in regards to the compensation for the named executive officers is the subject of Proposal 3. We believe that these proposals are considered routine under rules of the NYSE and therefore may be voted upon in the discretion of your bank if you do not give specific instructions to your broker.

Stockholder Proposal.

Brokers will not be allowed to vote on Proposal 4 if you do not provide instructions. In other words, if you do not give the broker that holds your shares voting instructions regarding the proposal, your shares will not be voted on that proposal and will not be counted in determining the outcome of the vote on that proposal, although they will count for purposes of determining whether a quorum exists at the meeting.

How are shares voted that are held in a Company 401(k) plan?

On the record date, 1,753,401 shares were held in trust for Alaska Air Group 401(k) plan participants. The trustees, Vanguard Fiduciary Trust Company (Vanguard) and Fidelity Management Trust Company (Fidelity), sent a proxy statement, an annual report and a voting instruction form to each participant who held shares through the Company's 401(k) plans on the record date. The trustee will vote only those shares for which instructions are received from participants. If a participant does not indicate a preference as to a matter, including the election of directors, then the trustee will not vote the participant's shares on such matters.

To allow sufficient time for voting by the trustee, please provide voting instructions no later than 11:59 p.m. on Thursday, May 14, 2009. Because the shares must be voted by the trustee, employees who hold stock through the 401(k) plans may not vote these shares at the meeting.

May I vote in person at the meeting?

We will pass out a ballot to any record holder of our stock who requests a ballot at the meeting. If you hold your shares through a broker, you must bring a legal proxy from your broker in order to vote by ballot at the meeting. You may request a legal proxy from your broker by indicating on your voting instruction form that you plan to attend and vote your shares at the meeting, or at the internet voting site to which your voting materials direct you. Please allow sufficient time to receive a legal proxy through the mail after your broker receives your request. Because shares held by employees in the 401(k) plans must be voted by the trustee, these shares may not be voted at the meeting.

Can I receive future materials via the internet?

If you vote on the internet, simply follow the prompts for enrolling in the electronic proxy delivery service. This will reduce the Company's printing and postage costs, as well as the number of paper documents you will receive.

Registered stockholders may enroll in that service at the time they vote their proxy or at any time after the Annual Meeting and can read additional information about this option and request electronic delivery by going to www.computershare.com/us/ecomms. If you hold shares beneficially, please contact your broker to enroll for the electronic proxy delivery service.

If you already receive your proxy materials via the internet, you will continue to receive them that way until you instruct otherwise through the website referenced above.

How many shares must be present to hold the meeting?

A majority of the Company's outstanding shares entitled to vote as of the record date, or 18,193,060 shares, must be present or represented at the meeting and entitled to vote in order to hold the meeting and conduct business (i.e., to constitute a quorum). Shares are counted as present or represented at the meeting if the stockholder of record attends the meeting; if the beneficial holder attends with a "legal proxy" from the record holder; or if the record holder has granted a proxy, whether by returning a proxy card or by telephone or internet, without regard to whether the proxy actually casts a vote or withholds or abstains from voting.

How many votes must the nominees have to be elected?

The Company has amended its Bylaws to require each director to be elected at each annual meeting by a majority of votes cast with respect to that director. This means that the number of votes "for" a director must exceed the number of votes "against" that director. In the event that a nominee for director receives more "against" votes for his or her election than "for" votes, the Board must consider such director's resignation following a recommendation by the Board's Governance and Nominating Committee. The majority voting standard does not apply, however, in the event that the number of nominees for director exceeds the number of directors to be elected. In such circumstances, directors will instead be elected by a plurality of the votes cast, meaning that the persons receiving the highest number of "for" votes, up to the total number of directors to be elected at the Annual Meeting, will be elected.

Mr. Steve Nieman informed the Company of his intention to nominate five persons for election to the Board of Directors at the 2009 Annual Meeting. Mr. Nieman did not meet the requirements for nominations set forth in the Company's Bylaws. Because Mr. Nieman did not properly bring forth nominations, the majority voting standard will apply. Brokers will have discretionary authority to vote shares for which beneficial holders do not provide instructions.

What happens if a director candidate nominated by the Board of Directors is unable to stand for election?

The Board of Directors may reduce the number of seats on the Board or it may designate a substitute nominee. If the Board designates a substitute, shares represented by proxies held by the named proxies, Messrs. Ayer and Loveless, will be voted *for* the substitute nominee.

How many votes must the proposals to ratify the appointment of KPMG LLP as independent auditor and the advisory vote in regards to the compensation of the Company's named executive officers, and the stockholder proposal receive in order to pass?

A majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter of the proposal must be voted *for* each proposal in order for it to pass. "Abstain" votes are deemed present and entitled to vote and are included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, an abstention, not being a vote *for*, will have the effect of a negative vote. A broker non-vote is not deemed present and entitled to vote for proposals for which it is applicable and are not included for purposes of determining the number of shares constituting a majority of shares present and entitled to vote. Accordingly, a broker non-vote is disregarded for purposes of determining the outcome of the vote on these proposals. See "What are broker non-votes?" on page 4.

How are votes counted?

Voting results will be tabulated by Computershare. Computershare will also serve as the independent inspector of elections.

Is my vote confidential?

The Company has a confidential voting policy as a part of its governance guidelines, which are published on the Company's website.

Who pays the costs of proxy solicitation?

The Company pays for distributing and soliciting proxies and reimburses brokers, nominees, fiduciaries and other custodians their reasonable fees and expenses in forwarding proxy materials to beneficial owners. The Company has engaged Georgeson Inc. ("Georgeson") to assist in the solicitation of proxies for the meeting. Georgeson may use up to 10 employees in connection with the solicitations. It is intended that proxies will be solicited by the following means: additional mailings, personal interview, mail, telephone and electronic means. Although no precise estimate can be made at this time, we anticipate that the aggregate amount we will spend in connection with the solicitation of proxies will be $25,000 (exclusive of costs we would ordinarily expend in solicitation of proxies in the absence of an election contest). To date, $16,000 has been incurred. This amount includes fees payable to Georgeson, but excludes salaries and expenses of our officers, directors and employees.

Is a list of stockholders entitled to vote at the meeting available?

A list of stockholders of record entitled to vote at the 2009 Annual Meeting will be available at the Annual Meeting. It will also be available Monday through Friday from April 1 through May 18 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the meeting?

We will publish the final results in our quarterly report on Form 10-Q for the second quarter of 2009. You can read or print a copy of that report by going to the Company's website, and then choosing Company Info, Investor Information, and SEC Filings. You can find the same Form 10-Q by going directly to the SEC EDGAR files at http://www.sec.gov. You can also get a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room. available at the Annual Meeting. It will also be available Monday through Friday from April 1 through May 18 between the hours of 9 a.m. and 4 p.m., local time, at the offices of the Corporate Secretary, 19300 International Blvd., Seattle, WA 98188. A stockholder of record may examine the list for any legally valid purpose related to the Annual Meeting.

Where can I find the voting results of the meeting?

We will publish the final results in our quarterly report on Form 10-Q for the second quarter of 2009. You can read or print a copy of that report by going to the Company's website, and then choosing Company Info, Investor Information, and SEC Filings. You can find the same Form 10-Q by going directly to the SEC EDGAR files at http://www.sec.gov. You can also get a copy by calling us at (206) 392-5131, or by calling the SEC at (800) SEC-0330 for the location of a public reference room.

PROPOSAL 1.
ELECTION OF DIRECTORS

The Company currently has nine directors. The Company's Bylaws provide that the directors up for election this year shall serve a one-year term. Directors are elected to hold office until their successors are elected and qualified, or until resignation or removal in the manner provided in our Bylaws. Nine directors are nominees for election this year and each has consented to serve a one-year term ending in 2010.

NOMINEES FOR ELECTION TO TERMS EXPIRING IN 2010

William S. Ayer
Director since 1999
Age – 54

Mr. Ayer has served as Chair, President and CEO of Alaska Air Group as well as Chair of Alaska Airlines and Horizon Air since May 2003. He has been CEO of Alaska Airlines since 2002, and President of Alaska Airlines from 1997 to 2008. Prior to 2003, Mr. Ayer worked in various marketing, planning and operational capacities at Alaska Airlines and Horizon Air. He has served on the Seattle Branch of the Federal Reserve Board since 2007, and also serves on the boards of Alaska Airlines and Horizon Air, Puget Energy, Angel Flight West, the Alaska Airlines Foundation, the University of Washington Business School Advisory Board and the Museum of Flight.

Patricia M. Bedient
Director since 2004
Age – 55

Ms. Bedient serves as Chair of the Board's Audit Committee and is a director of Alaska Airlines. She is Executive Vice President and CFO for the Weyerhaeuser Company, one of the world's largest integrated forest products companies. A certified public accountant (CPA), she served as the managing partner of Arthur Andersen LLP's Seattle office prior to joining Weyerhaeuser. Ms. Bedient also worked at the firm's Portland and Boise offices as a partner and as a CPA during her 27-year career with Andersen. She currently serves on the Weyerhaeuser Foundation Board and the advisory board of the University of Washington School of Business. She has also served on the boards of a variety of civic organizations including the Oregon State University Foundation Board of Trustees, the World Forestry Center, the City Club of Portland, St. Mary's Academy of Portland and the Chamber of Commerce in Boise, Idaho. She is a member of the American Institute of CPAs and the Washington Society of CPAs.

Phyllis J. Campbell
Director since 2002
Age – 57

Ms. Campbell serves as Chair of the Board's Compensation Committee. She was named Chairman of the Pacific Northwest Region of JPMorgan Chase & Co. effective April 1, 2009. Ms. Campbell served as President and CEO of The Seattle Foundation from 2003 to 2009. She was President of U.S. Bank of Washington from 1993 until 2001 and has served as Chair of the Bank's Community Board. Since August 2007, Ms. Campbell has served on Toyota's Diversity Advisory Board. She also serves on the boards of Horizon Air, Nordstrom, and the Joshua Green Corporation. Ms. Campbell is also chair of the Board of Trustees of Seattle University.

Mark R. Hamilton
Director since 2001
Age – 64

Mr. Hamilton serves on the Board's Audit and Safety Committees, as well as on the Alaska Airlines Board. He is President of the University of Alaska, a position he has held since 1998. That same year, he retired as a U.S. Army Major General following 31 years of active military duty, primarily in the fields of teaching, management and administration. Formerly, Mr. Hamilton was Chief of Staff of the Alaskan Command at

Elmendorf Air Force Base and Commander of Division Artillery at Fort Richardson. Mr. Hamilton is a graduate of the U.S. Military Academy at West Point and is the recipient of the Army's highest peacetime award, the Distinguished Service Medal. Mr. Hamilton currently serves as a director of the Aerospace Corporation Board, the BP Advisory Board and Alaska Sealife Center Board.

Jessie J. Knight, Jr.
Director since 2002
Age – 58

Mr. Knight serves on the Board's Compensation and Governance and Nominating Committees. Since 2006, he has been Executive Vice President of External Affairs at Sempra Energy, a company that develops energy infrastructure, operates utilities, and provides related products and services to more than 29 million consumers in the United States, Europe, Canada, Mexico, South America and Asia. From 1999 to 2006, Mr. Knight served as President and CEO of the San Diego Regional Chamber of Commerce and, from 1993 to 1998, he was a commissioner of the California Public Utilities Commission. Mr. Knight also serves on the boards of Alaska Airlines and the San Diego Padres Baseball Club. He is also a standing member of the Council on Foreign Relations.

R. Marc Langland
Director since 1991
Age – 67

Mr. Langland is the Board's Lead Director and Chair of the Governance and Nominating Committee. He has been President of Northrim Bank (Anchorage, Alaska) since November 1990 and Chairman since January 1998. Mr. Langland has also served as Chairman, President and CEO of its parent company, Northrim BanCorp, Inc. since December 2001. He was Chairman and CEO of Key Bank of Alaska from 1987 to 1988 and President from 1985 to 1987. He served on the Board of Trustees of the Alaska Permanent Fund Corporation from February 1987 to January 1991 and was Chairman from June 1990 to January 1991. He is also a director of Alaska Airlines, Usibelli Coal Mine, Elliott Cove Capital Management, and Pacific Wealth Advisors, and is a member of the Anchorage Chamber of Commerce and a board member and past chairman of Commonwealth North.

Dennis F. Madsen
Director since 2003
Age – 60

Mr. Madsen serves on the Compensation and Audit Committees. He is currently the Chairman of Pivotlink Software (Bellevue, Washington). From 2000 to 2005, Mr. Madsen was President and CEO of Recreational Equipment, Inc. (REI), a retailer and online merchant for outdoor gear and clothing. He served as REI's Executive Vice President and Chief Operating Officer from 1987 to 2000, and prior to that held numerous positions throughout the company. He also serves on the boards of Alaska Airlines, Horizon Air, Pivotlink Software, the Western Washington University Foundation, Western Washington University, Islandwood, Performance Bicycles, Evolucion Inc., and the Youth Outdoors Legacy Fund.

Byron I. Mallott
Director since 1982
Age – 65

Mr. Mallott serves on the Board's Safety and Governance and Nominating Committees. Currently he is a Senior Fellow of the First Alaskans Institute, a nonprofit organization dedicated to the development of Alaska Native peoples and their communities. Since January 2007, Mr. Mallott was appointed to the Board of Trustees of the Smithsonian Institution's National Museum of the American Indian. From 1995 to 1999, he served as Executive Director (chief executive officer) of the Alaska Permanent Fund Corporation, a trust managing proceeds from the state of Alaska's oil reserves. He was a director of Sealaska Corporation (Juneau, Alaska) from 1972 to 1988, Chairman from 1976 to 1983, and CEO from 1982 to 1992. He owns Mallott Enterprises (personal investments) and is a director of Alaska Airlines, Sealaska Corporation, Yak-Tat Kwaan, Inc. and Native American Bank, NA.

J. Kenneth Thompson
Director since 1999
Age – 57

Mr. Thompson serves on the Board's Governance and Nominating Committee and is Chair of the Board's Safety Committee. Mr. Thompson is currently President and CEO of Pacific Star Energy LLC, a private energy investment company in Alaska, with partial ownership in the oil exploration firm Alaska Venture Capital Group (AVCG LLC) where he serves as the Managing Director. Mr. Thompson served as Executive Vice President of ARCO's Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from 1998 to 2000. Prior to that, he was President of ARCO Alaska, Inc., the parent company's oil and gas producing division based in Anchorage, Alaska. He also serves on the boards of Horizon Air, Tetra Tech, and Coeur d'Alene Mines Corporation, and serves on a number of community service organizations.

Vote Required and Recommendation of the Board of Directors

As indicated above, the Company has received a notice from Mr. Nieman, a stockholder of the Company, for the nomination of five individuals, including himself, to the Board of Directors at the 2009 Annual Meeting. Mr. Nieman did not meet the requirements for nominations set forth in the Company's Bylaws. This means that the majority vote standard will apply. This voting standard for the election of directors is discussed further under the section entitled "Questions and Answers — How many votes must the nominees have to be elected?" above.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE ELECTION OF THE NINE NOMINEES NAMED ABOVE AS DIRECTORS.

UNLESS OTHERWISE INDICATED ON YOUR PROXY, THE SHARES WILL BE VOTED *FOR* THE ELECTION OF THESE NINE NOMINEES AS DIRECTORS.

PROPOSAL 2.

RATIFICATION OF COMPANY'S INDEPENDENT AUDITOR

The Audit Committee has selected KPMG LLP ("KPMG") as Air Group's independent auditor for fiscal year 2009, and the Board is asking stockholders to ratify that selection. Although current law, rules, and regulations, as well as the charter of the Audit Committee, require the Audit Committee to engage, retain, and supervise Air Group's independent auditor, the Board considers the selection of the independent auditor to be an important matter of stockholder concern and is submitting the selection of KPMG for ratification by stockholders as a matter of good corporate practice.

The affirmative vote of holders of a majority of the shares of common stock represented at the meeting entitled to vote on the proposal is required to ratify the selection of KPMG as Air Group's independent auditor for the current fiscal year.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE FOR THE RATIFICATION OF INDEPENDENT AUDITOR.

PROPOSAL 3.

ADVISORY VOTE REGARDING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

In March 2009, the Board of Directors announced its decision to become one of the first public companies in the nation to voluntarily solicit stockholder input on executive pay.

With this proposal, the Board of Directors gives the stockholders of the Company the opportunity to vote on the following advisory resolution:

RESOLVED, that the stockholders hereby ratify the compensation of the named executive officers set forth in the Summary Compensation Table and the accompanying footnotes included in the Company's proxy statement (but not including the Compensation Discussion and Analysis).

See the Summary Compensation Table and accompanying footnotes on page 36.

The stockholder vote will not be binding on the Company and will not be construed as overruling a decision by the Board or creating or implying any fiduciary duty by the Board. However, the Compensation Committee will take into account the outcome of the vote when considering future executive compensation arrangements.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE *FOR* THE RATIFICATION OF THE COMPENSATION OF THE NAMED EXECUTIVE OFFICERS.

Structure of the Board of Directors

In accordance with the Delaware General Corporation Law and the Company's Certificate of Incorporation and Bylaws, our business affairs are managed under the direction of our Board of Directors. Directors meet their responsibilities by, among other things, participating in meetings of the Board and Board committees on which they serve, discussing matters with our Chairman and CEO and other officers, reviewing materials provided to them, and visiting our facilities.

Pursuant to the Bylaws, the Board of Directors has established four standing committees, which are the Audit Committee, the Compensation Committee, the Governance and Nominating Committee, and the Safety Committee. Only independent directors serve on these committees. The Board has adopted a written charter for each committee. The charters of the Audit, Compensation, Governance and Nominating, and Safety Committees are posted on the Company's website and can be accessed free of charge at http://www.alaskaair.com/ and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary.

The table below shows the current membership of the standing Board committees. An asterisk (*) identifies the chair of each committee.

Board Committee Memberships

Name	Audit	Compensation	Governance and Nominating	Safety
Patricia M. Bedient	●*			
Phyllis J. Campbell		●*		
Mark R. Hamilton	●			●
Jessie J. Knight, Jr.		●	●	
R. Marc Langland			●*	
Byron I. Mallott			●	●
Dennis F. Madsen	●	●		
J. Kenneth Thompson			●	●*

The principal functions of the standing Board committees are as follows:

Audit Committee

Pursuant to its charter, the Audit Committee's responsibilities include the following:

1. Matters pertaining to the independent auditors:

- appoint them and oversee their work;
- review at least annually their statement regarding their internal quality-control procedures and their relationship with the Company;
- maintain a dialogue with respect to their independence;
- pre-approve all auditing and non-auditing services they are to perform;
- review annual and quarterly financial statements and filings made with the SEC;
- receive and review communications required from the independent auditors under applicable rules and standards;
- establish clear hiring policies for employees and former employees of the independent accountants;
- review audited financial statements with management and the independent accountants; and
- receive and review required communications from the independent accountants.

2. Review the planned activities and results of the internal auditors and any changes in the internal audit charter.

3. Prepare the Audit Committee Report required for the annual proxy statement.

4. Matters pertaining to controls:

- review major financial reporting risk exposure and adequacy and effectiveness of associated internal controls;
- review procedures with respect to significant accounting policies and the adequacy of financial controls;
- discuss with management policies with respect to risk assessment and risk management including the process by which the Company undertakes risk assessment and management;
- discuss with management, as appropriate, earnings releases and any information provided to analysts and rating agencies;
- develop, monitor and reassess from time to time a Corporate Compliance program, including a Code of Conduct and Ethics policy, decide on requested changes to or waivers of such program and code relating to officers and directors, and establish procedures for confidential treatment of complaints concerning accounting, internal controls or auditing matters; and
- obtain and review at least quarterly a statement from the CEO, CFO and Disclosure Committee disclosing any significant deficiencies in internal controls and any fraud that involves management or other employees with significant roles in internal controls.

5. Annually review and reassess the adequacy of its charter and the Committee's performance and recommend for Board approval any proposed changes to the charter.

Compensation Committee

Pursuant to its charter, the Compensation Committee's responsibilities include the following:

1. Establish the process for approving corporate goals relevant to CEO compensation and evaluating CEO performance in light of those goals.

2. Set the salary of the CEO.

3. Approve salaries of other elected executive officers of Alaska Airlines and Horizon Air.

4. Set annual goals under the Performance-Based Pay plan and administer the plan.

5. Grant stock awards and stock options.

6. Administer the supplementary retirement plans for elected officers and the equity-based incentive plans.

7. Make recommendations to the Board regarding other executive compensation issues, including modification or adoption of plans.

8. Fulfill ERISA fiduciary and non-fiduciary functions for tax-qualified retirement plans by monitoring the Pension/Benefits Administrative Committee, Defined Contribution Retirement Benefits Administrative Committee, and the Pension/Benefits Funds Investment Committee, and approve the membership of those committees, trustees and trust agreements, and extension of plan participation to employees of subsidiaries.

9. Approve the terms of employment and severance agreements with elected officers and the form of change in control agreements.

10. Review executive-level development and succession plans.

11. Administer and make recommendations to the Board of Directors with respect to the Company's equity and other long-term incentive equity plans.

12. Produce the report on executive compensation required for the annual proxy statement.

13. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Governance and Nominating Committee

Pursuant to its charter, the Governance and Nominating Committee's responsibilities include the following:

1. Develop and monitor the Corporate Governance Guidelines.

2. Evaluate the size and composition of the Board and annually review compensation paid to members of the Board.

3. Develop criteria for Board membership.

4. Evaluate the independence of existing and prospective members of the Board.

5. Seek qualified candidates for election to the Board.

6. Evaluate the nature, structure and composition of other Board committees.

7. Take steps it deems necessary or appropriate with respect to annual assessments of the performance of the Board, and each Board committee, including itself.

8. Annually review and reassess the adequacy of the Committee's charter and its performance, and recommend any proposed changes in the charter to the Board of Directors for approval.

Safety Committee

Pursuant to its charter, the Safety Committee's responsibilities include the following:

1. Monitor management's efforts to ensure the safety of passengers and employees.

2. Monitor and assist management in creating a uniform safety culture that achieves the highest possible industry performance measures.

3. Periodically review with management and outside experts all aspects of airline safety.

4. Evaluate the Company's health, safety and environmental policies and practices.

Board and Committee Meetings

In 2008, the Board of Directors held seven regular meetings. The standing Board committees held the following number of meetings in 2008:

- Audit Committee — 7
- Compensation Committee — 5
- Governance and Nominating Committee — 4
- Safety Committee — 5

In the aggregate, each director attended, on average, at least 97% of all Board and applicable committee meetings during 2008. Each director is expected to attend the Company's Annual Meeting of Stockholders. Last year, all then-current directors attended the annual meeting.

Board and Committee Independence

The Board of Directors of the Company has determined that all of the directors except Mr. Ayer, which includes each member of the Audit Committee, Governance and Nominating Committee, and Compensation Committee, are independent under the NYSE listing standards and the Company's independent director standards that are set forth in the Company's Corporate Governance Guidelines. In making its determination, the Board of Directors considered the amount of charitable contributions made by the Company to certain charitable organizations on which Ms. Bedient serves as director and the amount of a charitable contribution made by the

Company to the University of Alaska where Mr. Hamilton is currently employed as President. After consideration of these matters and in accordance with the Board's independent director criteria, the Board of Directors affirmatively determined that none of these matters is a material relationship with the Company because the amount of the contributions were immaterial with respect to the Company's and the charitable organizations' annual revenues.

Each member of the Company's Audit Committee meets the additional independence, financial literacy and experience requirements contained in the corporate governance listing standards of the NYSE relating to audit committees or required by the SEC. The Board has determined that Ms. Bedient is an audit committee financial expert as defined in SEC rules.

The Corporate Governance Guidelines are available on the Company's internet website at http://www.alaskaair.com and are available in print to any stockholder who submits a written request to the Company's Corporate Secretary. Specifically, the Board has determined that independent directors meet the following criteria:

An independent director must have no material relationship with the Company, based on all material facts and circumstances. At a minimum, an independent director must meet each of the categorical standards listed below.

1. The director has not, within the last three years, been employed by and no immediate family member has been an executive officer of the Company.

2. Neither the director nor any immediate family member has, in any 12-month period in the last three years, received more than $100,000 in direct compensation from the Company, other than compensation for director or committee service and pension or other deferred compensation for prior service.

3. (i) Neither the director nor any immediate family member is a current partner of the Company's independent auditor; (ii) the director is not a current employee of the audit firm; (iii) no immediate family member is a current employee of the audit firm working in its audit, assurance or tax compliance practice; and (iv) neither the director nor any immediate family member was an employee or partner of the audit firm within the last three years and worked on the Company's audit within that time.

4. Neither the director nor any immediate family member has, within the last three years, been part of an interlocking directorate. This means that no executive officer of the Company serves on the compensation committee of a company that employs the director or immediate family member.

5. The director is not currently an employee, and no immediate family member is an executive officer, of another company (i) that represented at least 2% or $1 million, whichever is greater, of the Company's gross revenues, or (ii) of which the Company represented at least 2% or $1 million, whichever is greater, of such other company's gross revenues, in any of the last three fiscal years. Charitable contributions are excluded from this calculation.

The Board considers that the following situations do not create material relationships:

a. the receipt by a director of retirement compensation earned under one or more tax-qualified or nonqualified plans during the director's employment with the Company;

b. ordinary-course business between the Company and an organization of which the Board member is an officer or director, where the amount of such business is immaterial with respect to the Company's or the organization's annual revenues; or

c. the receipt of cash or in-kind contributions from the Company by a tax-exempt charitable organization of which the Board member is an officer or director, the value of which is immaterial with respect to the Company's or the charitable organization's annual revenues.

For the purposes of these standards, "Company" includes all Alaska Air Group subsidiaries and other affiliates. "Immediate family member" includes the director's spouse, domestic partner, parents, children, siblings, mothers- and fathers-in-law, sons- and daughters-in-law, and anyone sharing the director's home. The independence standards for the members of the Audit Committee provide that in addition to the foregoing standards they may not (a) receive any compensation other than director's fees for Board and Audit Committee service and permitted retirement pay, or (b) be an "affiliate" of the Company as defined by applicable SEC rules.

Director Nomination Policy

Identification and Evaluation of Candidates

1. Internal Process for Identifying Candidates

The Governance and Nominating Committee (the "Committee") has two primary methods for identifying candidates (other than those proposed by the Company's stockholders, as discussed below). First, on a periodic basis, the Committee solicits ideas for possible candidates from a number of sources including, but not limited to, members of the Board, senior-level Company executives, individuals personally known to the members of the Board, and research, including database and internet searches.

Additionally, the Committee may, from time to time, use its authority under its charter to retain at the Company's expense one or more search firms to identify candidates (and to approve any such firms' fees and other retention terms). If the Committee retains one or more search firms, those firms may be asked to identify possible candidates who meet the minimum and desired qualifications established by the Committee and to undertake such other duties as the Committee may direct.

2. Candidates Proposed by Stockholders

a. General Nomination Right of All Stockholders

Any stockholder of the Company may nominate one or more persons for election as a director of the Company at an annual meeting of stockholders if the stockholder complies with the notice, information and consent provisions contained in Article II, Section 8 of the Company's Bylaws. Specifically, these provisions require that written notice of a stockholder's intent to make a nomination for the election of directors be received by the Secretary of the Company at least 90 days in advance of the third Tuesday in May (with respect to elections held at a regular annual meeting of stockholders), and that such notice include:

- The name and address of the stockholder who intends to make the nomination and of the person(s) to be nominated;
- A representation that the stockholder of record is entitled to vote at the meeting;
- A description of all arrangements or understandings between the stockholder and each nominee and any other person(s) (naming them) pursuant to which the nomination is to be made;
- Other information regarding each nominee as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by the Board of Directors; and
- The consent of each nominee to serve as a director if elected.

The Corporate Secretary and General Counsel will send a copy of the Company's Bylaws to any interested stockholder who requests them. The Company's Bylaws are also available on the Company's website at http://www.alaskaair.com.

b. Consideration of Director Candidates Recommended by Stockholders

The Committee will evaluate candidates recommended by a single stockholder, or group of stockholders, that has beneficially owned more than 5% of the Company's outstanding common stock for at least one year and that satisfies the notice, information and consent provisions set forth below (such individual or group is referred to as the "Qualified Stockholder"). The Committee's policy on the evaluation of candidates recommended by stockholders who are not Qualified Stockholders is to evaluate such recommendations, and establish procedures for such evaluations, on a case-by-case basis. This policy allows the Committee to devote an appropriate amount of its own and the Company's resources to each such recommendation, depending on the nature of the recommendation itself and any supporting materials provided. In addition, as discussed above, non-Qualified Stockholders have the ability to nominate one or more director candidates directly at the annual meeting. All candidates (whether identified internally or by a stockholder) who, after evaluation, are then recommended by the Committee and approved by the Board, will be included in the Company's recommended slate of director nominees in its proxy statement.

c. Initial Consideration of Candidates Recommended by Qualified Stockholders

The Committee will evaluate candidates recommended by Qualified Stockholders in accordance with the following procedures.

Qualified Stockholders may propose a candidate for evaluation by the Committee by delivering a written notice to the Committee satisfying each of the requirements described below (the "Notice"). The Notice must be received by the Committee not less than 120 calendar days before the anniversary of the date that the Company's proxy statement was released to stockholders in connection with the previous year's annual meeting. No such notice was received in connection with the 2009 Annual Meeting.

Any candidate recommended by a Qualified Stockholder must be independent of the Qualified Stockholder in all respects (i.e., free of any material personal, professional, financial or business relationships from the nominating stockholder), as determined by the Committee or by applicable law. Any candidate submitted by a Qualified Stockholder must also meet the definition of an "independent director" under applicable NYSE rules.

The Notice shall also contain or be accompanied by the following information or documentation:

- Proof of the required stock ownership (including the required holding period) of the stockholder or group of stockholders. The Committee may determine whether the required stock ownership condition has been satisfied for any stockholder that is the stockholder of record. Any stockholder that is not the stockholder of record must submit such evidence as the Committee deems reasonable to evidence the required ownership percentage and holding period.
- A written statement that the stockholder intends to continue to own the required percentage of shares through the date of the annual meeting with respect to which the candidate is nominated.
- The name or names of each stockholder submitting the proposal, the name of the candidate, and the written consent of each such stockholder and the candidate to be publicly identified.
- Regarding the candidate, such person's name, age, business and residence address, principal occupation or employment, number of shares of the Company's stock beneficially owned, if any, a written resume or curriculum vitae of personal and professional experiences, and all other information relating to the candidate that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the "Exchange Act").
- Regarding the candidate, information, documents or affidavits demonstrating to what extent the candidate meets the required minimum criteria, and the

desirable qualities or skills, established by the Committee. The Notice must also include a written statement that the stockholder submitting the proposal and the candidate will make available to the Committee all information reasonably requested in furtherance of the Committee's evaluation of the candidate.

- Regarding the stockholder submitting the proposal, the person's business address and contact information and any other information that would be required to be disclosed in a proxy statement or other filings required in connection with the solicitation of proxies for election of directors pursuant to Section 14 of the Exchange Act.
- The signature of each candidate and of each stockholder submitting the proposal.

The Notice shall be delivered in writing by registered or certified first-class mail, postage prepaid, to the following address:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

The Corporate Secretary and General Counsel will promptly forward the Notice to the Chair of the Governance and Nominating Committee.

d. Initial Consideration of Candidates Recommended by Other Stockholders

If, based on the Committee's initial screening of a candidate recommended by a Qualified Stockholder, a candidate continues to be of interest to the Committee, the Chair of the Committee will request that the CEO interview the candidate and the candidate will be interviewed by one or more of the other Committee members. If the results of these interviews are favorable, the candidate recommended by a Qualified Stockholder will be evaluated as set forth below. Except as may be required by applicable law, rule or regulation, the Committee will have no obligation to discuss the outcome of the evaluation process or the reasons for the Committee's recommendations with any Qualified Stockholder who made a proposal.

3. Evaluation of Candidates

As to each recommended candidate that the Committee believes merits consideration, the Committee will cause to be assembled information concerning the background, qualifications and appropriate references of the candidate, including information concerning the candidate required to be disclosed in the Company's proxy statement under the rules of the SEC and any relationship between the candidate and the person or persons recommending the candidate. The Committee will then (i) determine if the candidate satisfies the qualifications set forth below under the caption "Policy on Minimum Qualifications for All Directors"; (ii) conduct interviews with the candidate as it deems necessary and appropriate; and (iii) consider the contribution that the candidate can be expected to make to the overall functioning of the Board. The Committee will then meet to consider and finalize its list of recommended candidates for the Board's consideration.

The Governance and Nominating Committee will consider incumbent candidates based on the same criteria used for candidates recommended by Qualified Stockholders, provided that incumbents will also be considered on the basis of the Committee's annual evaluations of the effectiveness of the Board, its committees and their members.

Policy on Minimum Qualifications for All Directors

While there is no formal list of qualifications, the Governance and Nominating Committee considers, among other things, the prospective nominees' relevant experience, intelligence, independence, commitment, ability to work with the Chief Executive Officer and within the Board culture, prominence, diversity, age, understanding of the Company's business, and other factors deemed relevant. For candidates to serve as independent directors, an independent and questioning mindset is critical. The Committee also considers whether the prospective candidates' workloads would allow them to attend the vast majority of Board meetings, be willing and available to serve on Board committees, and devote the additional time and effort necessary to keep up with Board matters and the rapidly changing environment in which the Company operates. Different substantive areas may assume greater or lesser significance at particular times, in light of the Board's present composition and the Committee's (or the Board's) perceptions about future issues and needs. Relevant experiences might include, among other things, company CEO experience, senior-level international experience, senior-level regulatory or legal experience, and relevant senior-level expertise in one or more of the following areas — finance, accounting, sales and marketing, organizational development, information technology and public relations.

Stockholder Communication Policy

Any stockholder or interested party who wishes to communicate with our Board of Directors or any specific directors, including our Lead Director (who presides over executive sessions of the non-employee directors) or with the non-employee directors as a group, may write to:

Board of Directors
Alaska Air Group, Inc.
PO Box 68947
Seattle, WA 98168

Depending on the subject matter, management will:

- forward the communication to the director or directors to whom it is addressed (for example, if the communication received deals with questions, concerns or complaints regarding accounting, internal accounting controls and auditing matters, it will be forwarded by management to the Chairman of the Audit Committee for review);
- attempt to handle the inquiry directly (for example, where it is a request for information about us or our operations or it is a stock-related matter that does not appear to require direct attention by our Board of Directors or an individual director); or
- not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each meeting of the Governance and Nominating Committee, the Corporate Secretary will present a summary of all communications received since the last meeting of the Governance and Nominating Committee that were not forwarded and will make those communications available to any director on request.

Executive Sessions and Lead Director

The Board holds regular executive sessions of non-management directors quarterly. As provided in the Governance and Nominating Committee Charter, the Lead Director who presides over these executive sessions is the chair of the Governance and Nominating Committee.

2008 DIRECTOR COMPENSATION

The following table presents information regarding the compensation paid for 2008 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Ayer, who is also one of our employees, is presented in the Summary Compensation Table and the related explanatory tables. Mr. Ayer does not receive additional compensation for his service as a director.

Name (a)	Fees Earned or Paid in Cash ($)(1) (b)	Stock Awards ($)(2) (c)	Option Awards ($)(2) (d)	Non-Equity Incentive Plan Compensation ($)(2) (e)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(2) (f)	All Other Compensation ($)(3) (g)	Total ($) (h)
Patricia M. Bedient	49,712	35,988	0	0	0	2,366	88,066
Phyllis J. Campbell	44,112	35,988	0	0	0	7,582	87,682
Mark R. Hamilton	42,262	35,988	0	0	0	12,702	90,952
Jessie J. Knight, Jr.	37,762	35,988	0	0	0	3,849(4)	77,599
R. Marc Langland	41,262	35,988	0	0	0	13,288	90,538
Dennis F. Madsen	45,362	35,988	0	0	0	6,095	87,445
Byron I. Mallott	37,312	35,988	0	0	0	31,115	104,415
J. Kenneth Thompson	47,712	35,988	0	0	0	14,453	98,153

(1) Each of our non-employee directors received at least 70%, or $36,000, of their $51,000 annual retainer for 2008 in the form of deferred stock units issued under the Company's 2008 Performance Incentive Plan. Directors received No other equity-based awards were granted to our non-employee directors for 2008.

In 2009, in addition to the $51,000 annual retainer referenced above, the compensation for our non-employee directors included the following:

- attendance fees of $2,000 for each Audit Committee meeting and $1,200 per day for each Board or other committee meeting in which a non-employee director participated in person, or $750 if participation was via telephone;
- $500 for participation in telephone updates that occur between meetings;
- an annual retainer of $10,000 to the Governance and Nominating Committee chair, who is also the Lead Director;
- an annual retainer of $8,000 to the Audit Committee chair and $5,000 to Compensation and Safety Committee chairs;
- an annual retainer of $1,000 to non-employee directors who also served on the Boards of Directors of Alaska Airlines or Horizon Air;
- attendance fees of $1,500 to members of the Company's Finance Group; and
- reimbursement of expenses in connection with attending Board and committee meetings as well as expenses in connection with director education.

(2) Effective May 20, 2008, the stock portion of each non-employee director was paid in the form of deferred stock units under the 2008 Performance Incentive Plan, with the number of fully vested stock units determined by dividing $36,000 by the closing price of the Company's common stock on the date of the annual stockholders meeting. The stock units will be paid in shares of common stock on a one-for-one basis following the termination of the director's service as a member of the Board.

As of December 31, 2008, non-employee directors each held 1,747 fully vested deferred stock units.

Our directors do not participate in any non-equity incentive compensation plans, nor do they participate in a nonqualified deferred compensation plan. Directors do not receive pension benefits for their service.

(3) As part of each director's compensation, the Non-Employee Director and the Non-Employee Director's spouse were provided transportation on Alaska Airlines and Horizon Air. Included in the All Other Compensation column for each Non-Employee Director is the incremental cost to the Company of providing these benefits, as well as the value of each director's membership in our airport Boardroom program. Positive-space travel is a benefit unique to the airline industry. By providing this travel without tax consequences to Non-Employee Directors, we are able to deliver a highly valued benefit at a low cost to the Company. We also believe this benefit encourages Non-Employee Directors to travel, thus enhancing their connection to our product and service.

In addition, the All Other Compensation column includes the value of reimbursements for taxes on the transportation benefits provided to each director as quantified below:

Director	Value of Taxes Paid ($)
Patricia M. Bedient	2,091
Phyllis J. Campbell	7,307
Mark R. Hamilton	12,427
Jessie J. Knight, Jr.	3,574
R. Marc Langland	13,013
Dennis F. Madsen	5,820
Byron I. Mallott	30,840
J. Kenneth Thompson	14,178

(4) Amount reported for Mr. Knight includes California state tax reimbursement provided in connection with his transportation benefit.

CEO AND CFO CERTIFICATIONS

In accordance with NYSE listing standards, the Company's 2008 CEO certification required by Section 303a.12(a) of the NYSE Listed Company Manual has been filed with the NYSE. In addition, the Company's CEO and CFO certifications required under Section 302 of the Sarbanes-Oxley Act are filed as exhibits to the Company's Annual Report on Form 10-K.

CODE OF CONDUCT AND ETHICS

The Company has adopted a Code of Conduct and Ethics that applies to all employees of the Company, including our CEO, CFO, principal accounting officer and persons performing similar functions. The Code of Conduct and Ethics is located on the Company's internet website at http://www.alaskaair.com and is available in print to any stockholder who requests it. Information on the Company's website, however, does not form a part of this proxy statement. The Company intends to disclose any amendments (other than technical, administrative or non-substantive amendments) to, and any waivers from, a provision of the Code of Conduct and Ethics for directors or executive officers on the Company's internet website.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written policy for review, approval or ratification of any transaction, arrangement or relationship (i) in which we were, are or will be a participant, (ii) the aggregate amount involved exceeds $120,000 in any calendar year, and (iii) a related person has or will have a direct or indirect material interest (other than solely as a result of being a director or the beneficial owner of less than 10% of another entity). For purposes of the policy, a related person is (i) any person who is, or at any time since the beginning of our last fiscal year was, one of our directors or executive officers or a nominee to become a director, (ii) any beneficial owner of more than 5% of our common stock, or (iii) any immediate family member of any the these persons.

Under the policy, once a related person transaction has been identified, the Audit Committee (or the Chair of the Audit Committee for transactions that involve an aggregate amount of less than $1 million) must review the transaction for approval or ratification. Members of the Audit Committee or the Chair of the Audit Committee, as applicable, will review all relevant facts regarding the transaction in determining whether to approve or ratify it, including the extent of the related person's interest in the transaction, whether the terms are comparable to those generally available in arms' length transactions, and whether the transaction is consistent with the best interests of the Company. The related person involved in the transaction will participate in the approval or ratification process only to provide additional information as requested for the review. Once initially approved or ratified, all transactions with related persons will be reviewed at least annually.

The policy does not require review or approval of the following transactions: (i) employment by the Company of an executive officer unless he or she is an immediate family member of another related person; (ii) any compensation paid by the Company to a director; and (iii) transaction in which a related person's interest arises solely from the ownership of equity securities and all holders of the securities receive the same benefit on a pro rata basis.

Certain Transactions with Related Persons

The Company and its subsidiaries have transactions in the ordinary course of business with other corporations of which the Company's executive officers or directors or members of their immediate families are directors, executive officers, or stockholders. The amounts involved are below disclosure thresholds set by the SEC, or the executive officer or director or his or her family member does not have a direct or indirect material interest, as that term is used in SEC rules, in the transaction.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and certain of its officers to send reports of their ownership of Company common stock and changes in such ownership to the SEC and the NYSE. The Company assists its directors and officers by preparing forms for filing. SEC regulations also require the Company to identify in this proxy statement any person subject to this requirement who failed to file a report on a timely basis. A Form 4 due June 14, 2008, for Mr. John F. Schaefer, Jr., relating to a stock option grant, was instead filed on June 25, 2008. Except for this report on Form 4, based on a review of copies of reports furnished to the Company and written representations that no other reports were required, the Company believes that everyone subject to Section 16(a) filed the required reports on a timely basis during 2008.

INDEPENDENT AUDITORS

Selection of Independent Auditors for the Current Fiscal Year

The Audit Committee of the Board of Directors has selected KPMG LLP ("KPMG") as the Company's independent auditors for the current fiscal year. Representatives of KPMG are expected to attend the meeting to respond to questions from stockholders and will have the opportunity to make a statement, if they wish to do so.

Fees Paid to Independent Auditors

During fiscal years 2008, 2007 and 2006, the Company retained KPMG as its principal auditors. The independent auditors provided services in the following categories and amounts:

2008	KPMG LLP
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,127,591
Audit-Related Fees(2)	166,224
All Other Fees(4)	30,500
Total Fees for 2008	$1,324,315
2007	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,212,523
Audit-Related Fees(2)	155,000
Tax Fees(3)	24,159
All Other Fees(4)	33,000
Total Fees for 2007	$1,424,682
2006	**KPMG LLP**
Audit Fees for the Company's Annual Financial Statements and Quarterly Reviews(1)	$1,219,139
Audit-Related Fees(2)	175,718
Tax Fees(3)	25,446
All Other Fees(4)	34,417
Total Fees for 2006	$1,454,720

(1) Audit fees represent the arranged fees for the years presented, including the annual audit of internal controls as mandated under Sarbanes-Oxley Section 404, and out-of-pocket expenses reimbursed during 2008.

(2) Consists of fees paid in connection with the audit of Air Group's employee benefit plans in all years and, in 2008, fees incurred in connection with the Form S-8 Registration Statement filed on June 18, 2008.

(3) Consists of fees paid for professional services in connection with tax consulting related to specific aircraft leasing and acquisition matters. These services were pre-approved by the Audit Committee.

(4) Consists of fees paid for professional services in connection with (i) the audit of passenger facility charges and examination of related controls, (ii) the examination of agreed-upon procedures for the U.S. Citizenship and Immigration Services, and (iii) agreed-upon procedures regarding Air Group's employee incentive pay plans.

The Audit Committee has considered whether the provision of the non-audit services referenced above is compatible with maintaining the independence of the Company's independent auditors, and has determined that it does not impact the independence of the auditors.

Independent Auditor Engagement Policy

The Audit Committee has established an Independent Auditor Engagement Policy that is designed to ensure that the Company's auditor performs its services independently and with the highest integrity and professionalism. The Audit Committee reviews the policy annually.

The policy provides that any engagement of the Company's outside auditor must be consistent with principles determined by the SEC, namely, whether the independent auditor is capable of exercising impartial judgment on all issues encompassed within the auditor's engagement.

Permitted services under the policy include audit services, audit-related services, certain tax services and certain other services not prohibited by SEC rules or other federal regulations. Before retaining its independent auditor for non-audit services, the Audit Committee will consider factors such as whether the services might compromise the auditor's independence, whether the auditor is the best provider for the services, and the appropriate proportion of audit to non-audit services.

All services must be pre-approved by the Audit Committee except for certain services other than audit, review or attest services that meet the "de minimis exception" under 17 CFR Section 210.2-01, namely:

- the aggregate amount of fees paid for all such services is not more than five percent (5%) of the total fees paid by the Company to its auditor during the fiscal year in which the services are provided;
- such services were not recognized by the Company at the time of the engagement to be non-audit services; and
- such services are promptly brought to the attention of the Audit Committee and approved prior to the completion of the audit.

During fiscal years 2008, 2007 and 2006, there were no such services that were performed pursuant to the "de minimis exception."

AUDIT COMMITTEE REPORT

The following report of the Audit Committee shall not be deemed to be soliciting material or to be filed with the SEC under the Exchange Act, as amended, or incorporated by reference in any document so filed.

Review of Our Company's Audited Financial Statements

The Audit Committee has reviewed and discussed with management and KPMG, the Company's independent auditors, the Company's audited financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2008. We believe that management maintains an effective system of internal controls that results in fairly presented financial statements.

The discussions with KPMG also included the material and judgmental matters required by Statement on Auditing Standards No. 114, *The Auditor's Communication with Those Charged with Governance*, as amended, by the Auditing Standards Board of the American Institute of Certified Public Accountants.

We have also received and reviewed the written disclosures and the KPMG letter required by PCAOB Rule 3526, *Communicating with Audit Committees Concerning Independence*, and we have discussed with KPMG their independence.

Based on the review and discussions described above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Alaska Air Group's Annual Report on Form 10-K for the fiscal year ended December 31, 2008.

Audit Committee Charter

The Audit Committee Charter is attached to this Proxy Statement as Exhibit A.

Audit Committee of the Board of Directors

Patricia M. Bedient, Chairperson
Mark R. Hamilton, Member
Dennis F. Madsen, Member

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

This table shows how much Company common stock is owned as of March 20, 2009, by (a) each director and nominee, (b) each of the Company's executive officers named in the Summary Compensation Table, and (c) all executive officers as a group. Except as otherwise indicated and subject to applicable community property laws, the persons named in the table below have sole voting and investment power with respect to all shares of common stock beneficially owned.

Name	Number of Shares of Common Stock Owned(1)	Options Exercisable within 60 Days	Total Shares Beneficially Owned(2)	Percent of Outstanding Shares(3)
Patricia M. Bedient	3,082	0	3,082	*
Phyllis J. Campbell	3,224	0	3,224	*
Mark R. Hamilton	2,345	0	2,345	*
Jessie J. Knight, Jr.	4,252	0	4,252	*
R. Marc Langland	5,848	0	5,848	*
Dennis F. Madsen	3,938	0	3,938	*
Byron I. Mallott	3,957	0	3,957	*
J. Kenneth Thompson	8,582	0	8,582	*
William S. Ayer	60,157	488,125	548,282	1.5%
Bradley D. Tilden	10,924	136,875	147,799	*
Glenn S. Johnson	8,462	74,867	83,329	*
Gregg A. Saretsky (4)	18,237	135,140	153,377	*
Jeffrey D. Pinneo	6,862	92,915	99,777	*
All Company directors and executive officers as a group (18 persons)	129,771	1,042,114	1,171,885	3.2%

* Less than 1%

(1) Consists of the aggregate total of shares of common stock held by the reporting person either directly or indirectly, including 401(k) plan holdings.

(2) Total beneficial ownership is determined in accordance with the rules of the SEC and represents the sum of the columns "Number of Shares of Common Stock Owned" and "Options Exercisable with 60 Days." Beneficial ownership does not include shares of common stock payable upon the vesting of restricted stock units, none of which will vest within 60 days, as follows: Mr. Ayer, 73,058; Mr. Tilden, 34,544; Mr. Johnson, 22,902; and Mr. Pinneo, 19,690.

(3) We determine applicable percentage ownership based on 36,386,119 shares of our common stock outstanding as of March 20, 2009.

(4) Mr. Saretsky's total common shares owned includes 13,100 restricted stock units that vested on January 5, 2009, in accordance with the terms of a separation agreement described in footnote (6) to the Summary Compensation Table on page 37. The 13,100 shares will not be issued until July 5, 2009 due to the six-month delay required by section 409A.

The table below identifies those persons known by us to have beneficial ownership of more than 5% of the Company's outstanding common stock, as of March 20, 2009.

Name and Address of Beneficial Owner	Number of Shares Owned	Percent of Outstanding Shares(1)
PRIMECAP Management Company(2) 225 South Lake Avenue, #400 Pasadena, CA 91101	2,578,850	7.09
Dimensional Fund Advisors LP.(3) Palisades West, Building One 6300 Bee Cave Road Austin, TX 78746	2,446,020	6.72
Vanguard Chester Funds—Vanguard PRIMECAP Fund(4) 100 Vanguard Boulevard Malvern, PA 19355	2,400,000	6.60
FMR LLC(5) 82 Devonshire Street Boston, MA 02109	2,163,600	5.95

(1) We determine applicable percentage ownership based on 36,386,119 shares of our common stock outstanding as of March 20, 2009.

(2) Beneficial ownership information is based on a Schedule 13G/A filed by PRIMECAP Management Company ("PRIMECAP") on February 12, 2009. PRIMECAP reported in the Schedule 13G/A that it had sole voting power over 139,400 shares and sole dispositive power over all 2,578,850 shares.

(3) Beneficial ownership information is based on a Schedule 13G/A filed by Dimensional Fund Advisors LP. ("Dimensional") on February 9, 2009. Dimensional reported in the Schedule 13G that, as an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, it furnishes investment advice to four investment companies and serves as investment manager to other accounts (collectively, the "Funds"), which hold the shares shown in the table above. To Dimensional's knowledge, the interest of any one Fund does not exceed 5% of the class of securities. Dimensional further reported that while it possesses voting and investment power over 2,395,517 shares and sole dispositive power over 2,446,020 shares, such shares are owned by the Funds, and Dimensional disclaims beneficial ownership of such shares.

(4) Beneficial ownership information is based on a Schedule 13G/A filed by Vanguard Chester Funds-Vanguard Primecap Fund ("Vanguard") on February 13, 2009. Vanguard reported in the Schedule 13G/A that it had sole voting power over all 2,400,00 shares.

(5) Beneficial ownership information is based on a Schedule 13G filed by FMR LLP on February 17, 2009. FMR reported that its subsidiary, Fidelity Management & Research Company ("Fidelity") had sole voting power over all 2,163,600 shares.

COMPENSATION DISCUSSION AND ANALYSIS

Executive Summary

This section contains a discussion of the material elements of compensation earned during 2008 by our Named Executive Officers listed in the Summary Compensation Table below: CEO of Alaska Air Group, Inc. William S. Ayer; President of Alaska Airlines, Inc. Bradley D. Tilden; CFO of Alaska Air Group, Inc. Glenn S. Johnson; Jeffrey D. Pinneo, CEO of operating subsidiary Horizon Air Industries, Inc.; and Gregg A. Saretsky, an elected officer of subsidiary Alaska Airlines who had a policy-making role at the Alaska Air Group level. Mr. Saretsky resigned effective December 31, 2008.

The structure of our executive compensation program is designed to compensate executives appropriately and competitively and to drive superior performance. For our Named Executive Officers, a high percentage of total direct compensation is variable and tied to the success of the Company because they are the leaders primarily responsible for the overall execution of the Company's strategy. Our strategic goals are reflected in our incentive-based executive compensation programs so that executives' interests are aligned with stockholder interests. Executive compensation is designed to be internally equitable, reflective of the business challenges facing the Company, and scaled to the industry.

Objectives of our Executive Compensation Program

The objectives of our executive compensation programs, as determined by the Alaska Air Group Board Compensation Committee, are as follows:

- to attract and retain highly qualified executives who share our Company values and commitment to the Company's strategic plan by designing the total compensation package to be competitive with appropriate reference points as described below;
- to motivate executives to provide excellent leadership and achieve Company goals by linking short-term and long-term incentives to the achievement of specific goals as reflected in executives' individual commitment plans, the Performance-Based Pay plan, and the Company's strategic plan;
- to align the interests of executives, employees, and stockholders by tying a large portion of our executives' total direct compensation (base salary, short-term incentive pay, and equity awards) to the achievement of objective goals related to the Company's safety record, cost structure, employee engagement and profitability; and
- to provide executives with reasonable security, through a combination of performance-based incentives, retirement plans and change in control agreements that motivate them to continue employment with the Company and achieve goals that will help the Company remain competitive and thrive in the long term.

How Executive Compensation is Determined

The Role of the Compensation Committee and Consultants

The Compensation Committee determines and approves the Named Executive Officers' compensation. The Committee has retained Grant Thornton LLP to provide advice with respect to trends in executive compensation, determination of pay programs, assessment of competitive pay levels and mix (e.g., proportion of fixed pay to variable pay, proportion of annual cash pay to long-term incentive pay), and setting compensation levels. When determining executive compensation, the Committee considers input from consultants in addition to several other factors described below.

How the Elements of our Executive Compensation Program were Selected

The Compensation Committee conducts an annual review of the Company's executive compensation to ensure that it is structured to satisfy the Committee's objectives. The Committee considers how each component of compensation motivates executives to help the Company achieve its performance goals and how it promotes retention of executives who share the Company's values. Our compensation structure is designed to promote initiative, resourcefulness and teamwork by key employees whose performance and responsibilities directly affect our results of operations.

The Committee uses both fixed compensation and variable performance-based compensation to achieve a balanced program that is competitive and provides appropriate incentives. Base salaries, benefits, perquisites, retirement benefits, and change in control benefits are intended to attract and retain highly qualified executives and are paid out on a short-term or current basis. Annual incentives and long-term equity-based incentives are intended to motivate executives to achieve specific performance objectives.

The Committee believes that this mix of short-term and longer-term compensation allows it to achieve dual goals of attracting and retaining highly qualified executives and providing meaningful performance incentives for those executives.

Executive Pay Mix and the Emphasis on Variable Pay

The Compensation Committee believes that emphasis on variable compensation at the senior executive levels of the Company is a key element in achieving a pay-for-performance culture, aligning management's interests with those of the Company's stockholders. At the same time, the Committee does not believe that executive pay should motivate our executives to take unnecessary risks that could lead to misappropriation of stockholder resources or that would materially harm the Company's financial performance. The Committee, when determining executive pay, ensures that compensation is closely aligned with the overall strategy of the Company, with superior performance and stockholder return as the ultimate motivation.

Total direct compensation for a Named Executive Officer is tailored to place a substantial emphasis on pay that is tied to performance objectives. For 2008, the Committee approved target-level compensation for Mr. Ayer that is 80% variable and tied to stockholder value creation. With respect to the other Named Executive Officers, the Committee approved target compensation that is on average 67% variable.

Total Direct Compensation of Chief Executive Officer



20% Base Pay
80% Variable Pay

Total Direct Compensation of Other Named Executive Officers



33% Base Pay
67% Variable Pay

In June 2008, the Committee offered equity grants to our Named Executive Officers designed to serve as long-term retention awards during a period where fuel prices were at record high prices and the Company's stock value had declined significantly. All of our Named Executive Officers elected to forgo these awards. The Committee appreciates the level of commitment and leadership shown by the executive team by this action.

The Use of Benchmarking

Periodically, the Committee reviews and analyzes total direct compensation at the executive level. When data was last reviewed, the analysis included the use of "benchmarking" to provide a review of total direct compensation as compared to market data. For this purpose, the Committee considered air carrier peer group data as well as general industry data. The data was weighted two-thirds airline and one-third general industry to identify a "market consensus" compensation level for each executive position. For the analysis of market consensus, the Committee applied a greater focus on peer group air carriers because these are the primary companies that compete with the Company for key talent, customers, and stockholder investment. Peer group air carrier companies also receive greater emphasis because in our industry the vast majority of our employees are unionized and have pay that is often compared to their industry peers. At last review, the peer group consisted of Air Tran Holdings, AMR Corporation, Continental Airlines Inc., Delta Air Lines Inc., Frontier Airline Holdings, JetBlue Airways Corporation, Southwest Airlines Corporation, UAL Corporation and US Airways Group Inc. The Committee also considers general industry data of companies with similar revenues because it recognizes that our executives have opportunities outside the industry.

The Application of Internal Equity Considerations

The Committee believes that the appropriate way to compensate executive officers is to consider many principles of compensation, including internal equity. The Committee recognizes that CEO compensation at many publicly traded companies in the United States has dramatically increased over a short period of time and has received heightened scrutiny recently with current economic issues. The Committee recognizes that compensation data is susceptible to ratcheting. This leads the Committee, with the CEO's full support, to not blindly accept "benchmarking" data to set compensation levels. Thus, while the Committee has considered peer group data as described above, it has also applied other compensation principles such as internal equity when determining CEO compensation. As a result, the Committee's determination of total direct compensation for the CEO position reflects a substantial discount from market consensus. At current levels, the CEO's total direct compensation represents approximately two times that of the Executive Vice President level, and approximately four times that of the Vice President level. By considering internal equity, the Committee believes that the resulting data points are more reliable and more insulated from external ratcheting effects.

The Use of Tally Sheets and Wealth Accumulation Analysis

Annually, the Committee reviews tally sheets that show each element of compensation for Named Executive Officers. Base salaries, benefit values, incentive plan payments, equity awards, equity exercises, perquisites, and retirement benefits are included on tally sheets. The Company's corporate affairs and human resources departments prepare the tally sheets. To date, the Committee's use of tally sheets has provided verification that executive compensation is internally equitable and proportioned according to the Committee's expectations with regard to executive compensation.

The Use of Performance Measures

The Committee uses objective performance goals in the "Performance-Based Pay" annual incentive plan. The Committee also uses performance measures in long-term equity awards by utilizing restricted stock unit, stock option, and performance stock unit awards. Annual incentives and long-term incentives are intended to motivate executives to achieve superior performance levels by setting goals that are tied to the Company's strategic plan and by linking executives' compensation to long-term stockholder gain. All non-union employees and certain union groups at our Company participate in the Performance-Based Pay plan. We believe this motivates all employees to achieve the same goals and ensures that the targets are the focus of all employees across the Company.

Current Executive Pay Elements

Base Pay

In general, for Named Executive Officers, the Committee targets base salary levels in the 25th percentile based on market consensus data identified in the review described above. The Committee assesses each executive's duties and scope of responsibilities, past performance and expected future contributions to the Company, the market demand for the individual's skills, the individual's influence on long-term Company strategies and success, the individual's leadership performance, and internal equity.

At the initiation of Mr. Ayer, the Committee accepted that his base salary for 2008 remain at the same level it had for the past three years, and lower than it had been in the three years prior to that. The Committee believes that Mr. Ayer's leadership in this matter has been invaluable in defining and re-affirming the Company's core values and employee commitment to the strategic plan. In 2008, Mr. Ayer's base salary was in the bottom quartile compared to the most recent information reviewed from our peer group. The chart below depicts CEO base salaries at airline peer group companies.

CEO Base Pay Comparisons (Airlines)

2006, 2007 and 2008 Base Salary	
Alaska Air Group, Inc.	$360,000
Base Salary (Air Group peers)*	
Air Tran Holdings	$444,039
AMR Corporation	$656,500
Continental Airlines, Inc.	$712,500
Delta Air Lines, Inc.**	$600,000
Frontier Airline Holdings***	$345,165
JetBlue Airways Corporation*	$375,000
Southwest Airlines Corporation	$429,167
UAL Corporation	$850,000
US Airways Group, Inc.	$550,000
Average Base Salary (Air Group peers)	**$551,375**

* Amounts are derived from most recent compensation data available as of the date of this proxy statement. In most cases, this is the 2007 base salary as reported in the respective company's proxy statement. JetBlue compensation data represents 2008 base salary as reported in a July 28, 2008 Form 8-K.

** Per Delta Air Lines, Inc.'s 2008 proxy, only one-third of the 2007 salary for the CEO was paid and was listed as $200,000.

*** Includes the combination of the salary of the former CEO and the current CEO for Frontier's 2007 – 2008 fiscal year.

The Committee believes that 25th percentile base salary levels for the other Named Executive Officers, with the opportunity to earn market-level compensation through short- and long-term incentive plans that pay when performance objectives are met, are appropriate. The base salary levels of the other Named Executive Officers averaged in the 25th percentile when last reviewed.

Performance-Based Annual Pay

Our Named Executive Officers are eligible to earn annual incentive pay under our Performance-Based Pay plan, which is intended to motivate the executives to achieve specific Company goals. The Committee aligns executive compensation with the Company's strategic plan by choosing a target level performance for the Performance-Based Pay plan that is consistent with the Company's strategic plan goals.

Each participant in the Performance-Based Pay plan is assigned a target participation level, expressed as a percentage of the participant's base salary. For the Named Executive Officers, the 2008 target participation levels are as follows:

Performance-Based Pay Plan Participation

Name	Target Participation as % of Base Salary
William S. Ayer	100%
Bradley D. Tilden	75%
Glenn S. Johnson	75%
Gregg A. Saretsky	75%
Jeffrey D. Pinneo	75%

Incentive award payments may range from zero to 200% of the Named Executive Officers' target based on the achievement of the objective performance standards set by the Compensation Committee at the beginning of each year. For 2008, the Performance-Based Pay Plan metrics were set as follows:

Performance-Based Pay Metrics

Goal	Weight	Threshold		Target		Maximum	
		Alaska	Horizon	Alaska	Horizon	Alaska	Horizon
Operational Performance							
• Safety lost-time injuries per 100 full-time employees	10%	4.88 or fewer	3.9 or fewer	4.64 or fewer	3.71 or fewer	4.39 or fewer	3.51 or fewer
• Employee Engagement (as measured by the number of months we exceed our monthly customer satisfaction goal)	10%	3 months		5 months		9 months	
• CASM ex fuel (cost per available seat mile)	10%	7.60¢	14.57¢	7.50¢	14.35¢	7.25¢	14.76¢
AAG Profitability							
Adjusted Pre-tax Profit	**70%**	**$100 million**		**$190 million**		**$300 million**	

Target performance is set according to measures that will keep the Company on course for achieving goals consistent with the strategic plan. Maximum targets are approximately one and one-half times target, and intended to set goals for superior performance. Threshold goals are set to improve year-over-year performance. The 2008 Alaska Air Group profitability target was established by identifying the level of profitability achieved with a 6% adjusted pre-tax profit margin. The Safety and Employee Engagement metrics were set to drive continuous improvement on those measures.

The Cost per Available Seat Mile metric was similarly chosen to promote the Company's progress on its strategic plan. The modifiers were selected to align with each subsidiary's key initiative for 2008.

For 2008, a modifier was added to the Performance-Based Pay plan that results in plus or minus ten percentage points based on, for Alaska, the number of months of on-time performance, and for Horizon, the pre-tax profit margin. The metrics are detailed below:

Modifier to Performance-Based Pay Metrics

Alaska — Number of Months Achieve Performance Goal

Modifier	-10 pts	-8 pts	-6 pts	-4 pts	-2 pts	No Adj	+2 pts	+3 pts	+4 pts	+5 pts	+6 pts	+8 pts	+10 pts
	0	1	2	3	4	5	6	7	8	9	10	11	12

Horizon — Pre-tax Profit Margin

Modifier	-10 pts	-8 pts	-6 pts	-4 pts	-2 pts	No Adj	No Adj	+2 pts	+4 pts	+6 pts	+8 pts	+10 pts
	-5%	-4%	-3%	-2%	-1%	0	1%	2%	3%	4%	5%	6%

Historically, the Performance-Based Pay plan has paid out as follows:



History of Performance-Based Pay
200%
150%
100%
50%
0%
46%
61%
106%
108%
149.7%
149.6%
21.2%
20%
51.9%
43.9%
2004 Alaska
2004 Horizon
2005 Alaska
2005 Horizon
2006 Alaska
2006 Horizon
2007 Alaska
2007 Horizon
2008 Alaska
2008 Horizon
% of Target

In addition, all of our employees, including our executive officers, participate in a separate incentive plan called Operational Performance Rewards, which pays a monthly incentive payment of an equal amount to all employees when particular operational performance targets are met. Awards are based on operational performance and customer satisfaction, and the maximum annual payout for each employee is $1,200.

Long-Term Equity-Based Pay

An important element of our executive compensation program is our long-term equity-based incentive awards, which link executive pay to stockholder value. Our long-term equity incentives are awarded annually and are primarily intended to align Named Executive Officers' long-term interests with stockholders' long-term interests, although we believe that by promoting stock ownership by our executives, they also play a role in helping us to attract and retain top-performing executives who fit a team-oriented and performance-driven culture.

Stock Options

The Company makes a portion of its long-term incentive grants to Named Executive Officers in the form of stock options with an exercise price that is equal to the fair market value of our common stock on the grant date. Thus, the Named Executive Officers will only realize value on their stock options if our stockholders realize value on their shares. The stock options also function as a retention incentive for our executives as they vest ratably over the four-year period after the date of grant.

Restricted Stock Units

The Company also grants long-term incentive awards to Named Executive Officers in the form of restricted stock units. Subject to the executive's continued employment with the Company, the restricted stock units vest only on the third anniversary of the date they are granted and, upon vesting, are paid in shares of our common stock. Thus, the units are designed to link executives' interests with those of our stockholders (as the units' value is based on the value of our common stock) and to provide a long-term retention incentive through the vesting period.

Performance Stock Units

For 2008, the Company granted the Named Executive Officers performance stock units as part of our long-term equity-based incentive program. The stock units will vest only if the Company achieves a pre-determined average pre-tax profit margin over the course of three years. For 2008, the Compensation Committee set target performance at 6% adjusted pre-tax profit margin (referred to as "APM" in the table below), which was consistent with the goal of the Company and to the target set for the Performance-Based Pay plan.

The Committee reviews equity grant guidelines that are modeled according to the total direct compensation levels and pay mix described above. Target equity grants, when combined with all other compensation elements, are designed to achieve total direct compensation at the 50th percentile of market consensus for Named Executive Officers. Named Executive Officers' equity grants may be adjusted above or below target based on:

- the individual's contribution to the success of the Company's financial performance;
- internal equity;
- the individual's performance of his job responsibilities; and
- the accounting impact to the Company and potential dilution effects of the grant.

For our Named Executive Officers, equity incentive awards are proportioned according to a formula that considers the risk inherent in the various equity vehicles. For 2008, the guidelines applied to the Named Executive Officers are noted in the table below:

Equity Guidelines

Name	Equity Target as % of Base Pay	Equity Mix		
		Stock Options	Restricted Stock Units	Performance Stock Units
William S. Ayer	300%	40%	20%	40%
Bradley D. Tilden	200%	40%	20%	40%
Glenn S. Johnson	200%	40%	20%	40%
Gregg A. Saretsky	200%	40%	20%	40%
Jeffrey D. Pinneo	200%	40%	20%	40%

In 2007 and 2008, by designating a proportion of an executive's compensation in performance stock units, the Compensation Committee aimed to further align total direct compensation for executives with the Company's strategic plan goals. Based on actual performance in the past two years, we do not currently expect to meet the threshold APM, resulting in a zero vesting percentage. Current economic trends and volatility in the marketplace have led the Compensation Committee to consider the optimal equity mix for incentivizing performance. While the Committee considers this, they have determined not to grant performance stock units in 2009. In 2009, the equity mix will be 50% stock options and 50% restricted stock units.

The 2008 grant of performance stock units was set according to the following metrics:

Performance Share Metrics

APM (three-year average)	Percentage of Stock Units that Vest
Less than 3%	0%
3%	25%
4%	50%
5%	75%
6%	100%
7%	125%
8%	150%
9%	175%
10% and above	200%

Stock Ownership Guidelines

In 2009, the Company adopted stock ownership guidelines for elected officers. Under the guidelines, elected officers are strongly encouraged to hold Company stock having a value of one year's base salary.

Perquisites and Personal Benefits

In 2008, the Committee determined that an annual amount of 12% of base salary would be paid to each Named Executive Officer in lieu of all perquisites except for travel, life insurance, health exams, accidental death and dismemberment insurance, and Alaska Airlines Boardroom membership.

Retirement Benefits/Deferred Compensation

The Company provides retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit retirement plans. The Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") and the Company's 401(k) plans are tax-qualified retirement plans that the Named Executive Officers participate in on substantially the same terms as other participating employees. Due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Salaried Retirement Plan are required to be limited. An unfunded defined benefit plan, the 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan"), provides supplemental retirement benefits.

The Named Executive Officers are also permitted to elect to defer up to 100% of their annual Performance-Based Pay payments under the Company's Nonqualified Deferred Compensation Plan. The Company believes that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit executives to receive the tax benefits associated with delaying the income tax event on the compensation deferred.

Please see the "2008 Pension Benefits" and "2008 Nonqualified Deferred Compensation" tables and information following them for a description of these plans.

Agreements Regarding Change in Control and Termination

Upon a leadership restructuring in December 2008, we entered into a separation agreement with Mr. Saretsky, who served as Alaska Airlines, Inc.'s Executive Vice President/Flight and Marketing until December 10, 2008. Under the terms of the agreement, Mr. Saretsky served through December 31, 2008 as Executive Vice President/Strategic Projects and resigned effective December 31, 2008. The full description of Mr. Saretsky's termination arrangements are set forth in footnote 5 to the "2008 Summary Compensation Table" on page 36. We do not have employment agreements in place with our other Named Executive Officers, although we do have change in control agreements with them.

In 2007, the Committee analyzed the Company's entire change in control program by reviewing a market analysis of change in control programs generally, and different potential scenarios for the Company specifically. The Committee concluded that the Company's program was competitive at the senior-most levels of the Company, but that it was overly broad with regard to participation. The Committee assessed the market data and the publicized institutional investor opinions regarding particular terms of change in control agreements, including excise tax reimbursement provisions. The Committee also reviewed changes necessary for compliance with Internal Revenue Service Section 409A regulations.

As a result of the review, the Committee narrowed program participation to a smaller group of executives. For some positions, the Committee reduced the severance multiple with respect to future hires, and the Committee re-defined the definition of "change in control" and modified the excise tax reimbursement provisions for current and future executives.

For the Named Executive Officers, the terms of their existing change in control agreements changed as of February 14, 2008, the date by which they executed agreements with the new provisions. For the Named Executive Officers, the agreements were modified to include (i) a definition of "change in control" that requires consummation of a transaction and (ii) a modified excise tax reimbursement provision that requires excise taxes to exceed a 10% threshold before excise taxes will be reimbursed by the Company.

We have entered into change in control agreements because we believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty and disruption during a critical transaction time for the Company. The payment of cash severance benefits is only triggered by an actual or constructive termination of employment following a change in control transaction because we believe that Named Executive Officers should be entitled to receive cash severance benefits only if both conditions are met. Once the change in control event commences, the Named Executive Officer's severance and benefits payable under the contract begins to diminish with time, until ultimate expiration of the agreement 36 months later.

In 2007, the Compensation Committee also revised the Company's equity award agreements such that equity will vest on an accelerated basis only in the event of a change in control plus actual or constructive discharge of the executive.

Section 409A Compliance

In 2008, the Company amended certain benefit plans and other deferred compensation arrangements (including equity award agreements) to comply with the IRS's deferred compensation rules under Section 409A of the Internal Revenue Code. The amendments did not increase the intended benefits to participants under these plans.

Policy with Respect to Section 162(m)

Section 162(m) of the Internal Revenue Code generally prohibits the Company from deducting certain compensation over $1 million paid to its chief executive officer and certain other executive officers unless such compensation is based on performance objectives meeting certain criteria or is otherwise excluded from the limitation. The Company strives whenever possible to structure its compensation plans such that they are tax deductible and believes that a substantial portion of compensation paid under its current program (including the annual incentives and stock option grants described above) satisfies the requirements under Section 162(m). However, the Company reserves the right to design programs that recognize a full range of performance criteria important to its success, even where the compensation paid under such programs may not be deductible. For 2008, the Company believes that no portion of its tax deduction for compensation paid to its Named Executive Officers will be disallowed under Section 162(m).

COMPENSATION COMMITTEE REPORT(1)

The Compensation Committee has certain duties and powers as described in its charter. The Compensation Committee is currently composed of the three non-employee directors named at the end of this report, each of whom is independent as defined by the NYSE listing standards.

The Compensation Committee has reviewed and discussed with management the disclosures contained in the Compensation Discussion and Analysis section of this proxy statement. Based upon this review and discussion, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis section be included in the Company's 2008 Annual Report on Form 10-K on file with the SEC.

Compensation Committee of the Board of Directors

Phyllis J. Campbell, Chairperson
Jessie J. Knight, Jr., member
Dennis F. Madsen, member

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee members whose names appear on the Compensation Committee Report above were committee members during all of 2008. No member of the Compensation Committee during 2008 is or has been a former or current executive officer or employee of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity, the executive officers of which served as a director or member of the Compensation Committee during the fiscal year ended December 31, 2008.

(1) SEC filings sometimes "incorporate information by reference." This means the Company is referring you to information that has previously been filed with the SEC and that this information should be considered as part of the filing you are reading. Unless the Company specifically states otherwise, this report shall not be deemed to be incorporated by reference and shall not constitute soliciting material or otherwise be considered filed under the Securities Act or the Exchange Act.

2008 SUMMARY COMPENSATION TABLE

The following table presents information regarding compensation of our CEO, our CFO and our three other most highly compensated executive officers for services rendered during 2008. These individuals are referred to as "Named Executive Officers" in this Proxy Statement.

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
William S. Ayer	2008	360,000	0	328,046	885,150	186,840	194,473	68,155	2,022,664
Chairman, President	2007	360,000	0	598,176	834,088	76,320	29,644	47,508	1,945,736
and CEO	2006	360,000	0	302,484	1,268,286	538,965	57,541	55,402	2,582,678
Bradley D. Tilden(5)	2008	278,538	0	155,493	269,181	108,421	57,324	55,181	924,138
President (Alaska	2007	260,000	0	260,216	191,790	41,340	171,291	43,754	968,391
Airlines)	2006	260,000	0	130,554	165,957	233,531	49,450	69,389	908,881
Glenn S. Johnson(5)	2008	277,462	0	139,923	201,018	108,002	637,129	49,556	1,413,090
Executive Vice	2007	251,135	0	162,825	126,514	35,471	94,893	45,599	716,437
President/Finance	2006	219,115	0	119,917	118,341	114,805	76,946	43,382	692,506
and CFO									
Gregg A. Saretsky(6)	2008	294,000	0	327,080	788,418	114,440	80,627	96,508	1,701,073
Former Executive	2007	280,000	0	257,927	194,388	44,520	35,290	46,621	858,746
Vice President/	2006	280,000	0	135,092	171,045	243,204	104,362	81,705	1,015,408
Marketing and Flight									
Jeffrey D. Pinneo(7)	2008	237,000	0	120,421	203,968	78,032	150,068	63,103	852,592
President and CEO	2007	237,000	0	221,759	149,749	35,550	803,632	52,094	1,499,784
(Horizon Air	2006	237,000	0	117,593	148,232	209,995	30,202	60,917	803,939
Industries)									

(1) The amounts reported in Columns (e) and (f) of the Summary Compensation Table above reflect the aggregate dollar amounts recognized for stock awards and option awards, respectively, for financial statement reporting purposes in each of the years presented (disregarding any estimate of forfeitures related to service-based vesting conditions). 2006

and 2007 have been restated to reflect the revised financial statement impact of equity awards in each of those years. No stock awards or option awards granted to Named Executive Officers were forfeited in any of the three years presented. For a discussion of the assumptions and methodologies used to value the awards reported in Column (e) and Column (f) and for a description of the restatement of prior period equity-based compensation expense, please see the discussion of stock awards and option awards contained in Note 12 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2008 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference. For information about the stock awards and option awards granted to our Named Executive Officers for 2008, please see the discussion under "Grants of Plan-Based Awards" below.

(2) Non-Equity Incentive Plan Compensation is Performance-Based Pay Plan compensation, further described in the "Compensation Discussion and Analysis" section above.

(3) The amount reported in Column (h) of the Summary Compensation Table above reflects the year-over-year change in present value of accumulated benefits determined as of December 31 of each year for the Retirement Plan for Salaried Employees and the Officers Supplementary Retirement Plan as well as earnings on each Named Executive Officer's account under the Nonqualified Deferred Compensation Plan.

(4) The following table presents detailed information on the types and amounts of compensation reported for the Named Executive Officers in Column (i) of the Summary Compensation Table. For Column (i), each perquisite and other personal benefit is included in the total and identified and, if it exceeds the greater of $25,000 or 10% of the total amount of perquisites and other benefits for that officer, is quantified in the table below. All reimbursements of taxes with respect to perquisites and other benefits are identified and quantified. Tax reimbursements are provided for Mr. Pinneo's medical insurance premiums and for travel privileges unique to the airline industry. Beginning in 2009, the Company will cease to reimburse taxes on Mr. Pinneo's medical insurance premiums. Also included in the total for Column (i) are: the Company's incremental cost of providing flight benefits; Alaska Airlines Board Room membership; annual physical; accidental death and dismemberment insurance premiums; and perquisite allowance. By providing positive-space travel without tax consequences to Named Executive Officers, we are able to deliver a highly valued benefit at a low cost to the Company. In addition, we believe that this benefit provides the opportunity for Named Executive Officers to connect with the Company's frontline employees.

Name	Company Contribution to 401(k) Account	Term Life Insurance Premiums (and Taxes Paid)	Medical Insurance Premiums (and Taxes Paid)	Perquisite Allowance	Travel Taxes Paid
William S. Ayer	$ 6,900	$1,164 ($668)	$10,469 ($0)	$43,200	$ 4,893
Bradley D. Tilden	$ 6,900	$650 ($373)	$10,469 ($0)	$33,877	$19,085
Glenn S. Johnson	$ 6,900	$673 ($386)	$6,684 ($0)	$33,692	$11,231
Gregg A. Saretsky	$ 4,735	$650 ($373)	$10,469 ($0)	$33,600	$28,275
Jeffrey D. Pinneo	$15,500	$690 ($396)	$8,510 ($3,772)	$28,382	$10,413

(5) Mr. Tilden was elected President of Alaska Airlines, Inc. in December 2008. His base salary is $340,000 effective December 4, 2008.

Mr. Johnson was elected Executive Vice President/Finance and CFO of Alaska Air Group, Inc. in December 2008. His base salary is $300,000 effective December 4, 2008. In 2008, Mr. Johnson became partially vested under the Supplementary Retirement Plan, and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, $574,992 is included in the Summary Compensation Table in Column (h) as the Change in Pension Value and is attributable to Mr. Johnson's vesting and service accruals under the Supplementary Retirement Plan during 2008.

(6) Mr. Saretsky resigned effective December 31, 2008. The amount reported in Column (i) for Mr. Saretsky also includes certain payments made pursuant to his Separation Agreement with the Company dated December 10, 2008. Mr. Saretsky received a $32,308 in payment of all accrued and unused vacation and a $12,000 payment in lieu of outplacement services pursuant to the agreement. Not included in the totals are separation payments of $23,350 per month for 17 months beginning January 2009, and a monthly consulting payment of $31,817 per month for 12 months beginning January 2009. In lieu of continuing health care benefits,

Mr. Saretsky received a lump sum of $36,000 which represents the estimated aggregate cost of medical coverage for a period of two years following his separation from the Company. Additionally, all of his outstanding option awards and restricted stock units became vested on January 5, 2009. As such, all unamortized compensation expense as of December 31, 2008 was recorded in 2008 and is reflected in columns (e) and (f) appropriately.

(7) In 2007, Mr. Pinneo became partially vested under the Supplementary Retirement Plan, and earned sufficient service under the Plan to accrue a benefit payable at his Normal Retirement Age. As a result of these changes, $802,627 is included in the Summary Compensation Table in Column (h) as the Change in Pension Value and is attributable to Mr. Pinneo's vesting and service accruals under the Supplementary Retirement Plan during 2007. This accrual also includes Mr. Pinneo's nonqualified benefits described in the paragraph below. The Supplementary Retirement Plan and the nonqualified benefits are payable over the long-term after Mr. Pinneo retires from the Company.

When Mr. Pinneo was elected President and CEO of Horizon Air in 2002, he was 100% vested under the Salaried Retirement Plan on account of prior service at Alaska. At that time, Horizon Air, which does not have a plan similar to the Salaried Retirement Plan, agreed to supplement his benefits to ensure that his retirement benefit will be equivalent to what he would have received had he been participating in the Salaried Retirement Plan during his tenure as President and CEO of Horizon Air.

Other Information

The Company is required to include in its Summary Compensation Table the expense recorded for financial statement reporting purposes associated with stock and option awards. However, we believe a more accurate method of considering the value of these awards is to use the current intrinsic value for equity awards granted during the reported period. As such, the following table displays total compensation using this intrinsic value methodology for stock and option awards. This table is not part of the Summary Compensation Table.

Total Compensation Using Intrinsic Value of Equity Awards Granted

Name	Year	Salary ($)	Intrinsic Value of Equity Awards Granted Using the March 20, 2009 Stock Price ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
William S. Ayer	2008	360,000	191,813	186,840	194,473	68,155	1,001,281
	2007	360,000	85,800	76,320	29,644	47,508	599,272
	2006	360,000	0	538,965	57,541	55,402	1,011,908
Bradley D. Tilden	2008	278,538	103,950	108,421	57,324	55,181	603,414
	2007	260,000	52,800	41,340	171,291	43,754	569,185
	2006	260,000	87,450	233,531	49,450	69,389	699,820
Glenn S. Johnson	2008	277,462	84,150	108,002	637,129	49,556	1,156,299
	2007	251,135	17,985	35,471	94,893	45,599	445,083
	2006	219,115	59,565	114,805	76,946	43,382	513,813
Gregg A. Saretsky	2008	294,000	84,150	114,440	80,627	96,508	669,725
	2007	280,000	44,550	44,520	35,290	46,621	450,981
	2006	280,000	87,450	243,204	104,362	81,705	796,721
Jeffrey D. Pinneo	2008	237,000	72,600	78,032	150,068	63,103	600,803
	2007	237,000	37,950	35,550	803,632	52,094	1,166,226
	2006	237,000	74,085	209,995	30,202	60,917	612,199

2008 GRANTS OF PLAN-BASED AWARDS

The following table presents information regarding the incentive awards granted to the Named Executive Officers for 2008. Each of the equity-based awards reported in the table below was granted under our 2004 Long-term Incentive Plan (2004 Plan).

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards(1)			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name (a)	Grant Date(2) (b)	Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)	(#) (i)	(#) (j)	($/Sh) (k)	($)(3) (l)
William S. Ayer	2/8/08	0	0	0	5,525	22,100	44,200	11,625	52,800	27.49	966,012
	N/A	0	360,000	720,000	0	0	0	0	0	0	0
Bradley D. Tilden	2/8/08	0	0	0	2,875	11,500	23,000	6,300	27,400	27.49	508,651
	N/A	0	208,903	417,807	0	0	0	0	0	0	0
Glenn S. Johnson	2/8/08	0	0	0	2,300	9,200	18,400	5,100	21,900	27.49	408,325
	N/A	0	208,097	416,193	0	0	0	0	0	0	0
Gregg A. Saretsky	2/8/08	0	0	0	767(4)	3,067(4)	6,133(4)	5,100	21,900	27.49	408,325
	N/A	0	220,500	441,000	0	0	0	0	0	0	0
Jeffrey D. Pinneo	2/8/08	0	0	0	1,950	7,800	15,600	4,400	18,500	27.49	347,455
	N/A	0	177,750	355,500	0	0	0	0	0	0	0

(1) Threshold, target and maximum are based on 25%, 100% and 200% estimated future payouts of performance stock units in shares of common stock, respectively.

(2) Each of the Named Executive Officers was offered an equity award in June 2008. Each of them elected to forgo the grant.

(3) The amounts reported in Column (l) reflect the fair value of these awards on the grant date as determined under the principles used to calculate the value of equity awards for purposes of the Company's financial statements and may or may not be representative of the value eventually realized by the executive. For a discussion of the assumptions and methodologies used to value the awards reported in Column (l), please see the discussion of stock awards and option awards contained in Note 10 (Stock-Based Compensation Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2008 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(4) Under the terms of Mr. Saretsky's Separation Agreement and the terms of the Performance Stock Unit Award Agreement, performance stock units vest based on the duration of employment in the performance period. As such, Mr. Saretsky can only be eligible for one-third of the performance stock units granted in 2008.

Description of Equity-Based Awards

Each of the equity-based awards reported in the Grants of Plan-Based Awards Table was granted under, and is subject to, the terms of the 2004 Plan, both of which are administered by the Compensation Committee. The Committee has authority to interpret the plan provisions and make all required determinations under the plans. This authority includes making required proportionate adjustments to outstanding awards upon the occurrence of certain corporate events such as reorganizations, mergers and stock splits, and making provisions to ensure that any tax withholding obligations incurred in respect of awards are satisfied. Unless otherwise provided by the Committee, awards granted under the plans are generally only transferable to a beneficiary of a Named Executive Officer upon his death.

Options

Each option reported in Column (j) of the table above was granted with a per-share exercise price equal to the fair market value of a share of our common stock on the grant date. For these purposes, and in accordance with the terms of the 2004 Plan and our option grant practices, the fair market value is equal to the closing price of a share of our common stock on the applicable grant date in Column (k).

Each option granted to our Named Executive Officers in 2008 is subject to a four-year vesting schedule, with 25% of the options vesting on each of the first four anniversaries of the grant date. Once vested, each option will generally remain exercisable until its normal expiration date. Each of the options granted to our Named Executive Officers in 2008 has a term of ten years. If a Named Executive Officer's employment terminates for any reason other than due to his death, disability or retirement, the unvested portion of the options will immediately terminate. If the Named Executive Officer's employment is terminated as a result of the officer's death or disability, the options will immediately vest and become exercisable. If the Named Executive Officer's employment is terminated as a result of the officer's retirement, the options will continue to vest and become exercisable over the three-year period following the retirement date (subject to earlier termination at the end of the option's stated term). For these purposes, "retirement" generally means a termination of employment on or after attaining age 60, attaining age 55 with at least five years of service with the Company, or becoming entitled to commence benefits under a Company-sponsored defined benefit plan in which the officer participates (with at least 10 years service). Unless otherwise provided by the Board of Directors, if there is a change in control of the Company, the options will generally become fully vested and exercisable.

The options granted to Named Executive Officers during 2008 do not include any dividend rights.

Restricted Stock Units

Column (i) of the table above reports awards of restricted stock units granted to our Named Executive Officers for 2008. Each restricted stock unit represents a contractual right upon vesting to receive one share of our common stock. Restricted stock units granted to our Named Executive Officers for 2008 will vest in one installment on the third anniversary of the grant date, provided that the officer continues to be employed with the Company through that date. However, the restricted stock units will become fully vested if the Named Executive Officer's employment terminates due to the officer's death or disability. If the Named Executive Officer's employment terminates due to the officer's retirement, the restricted stock units will continue to vest for the three-year period following the retirement date. (See the description of "Options" above for the definition of "retirement.") Unless otherwise provided by the Board of Directors, the restricted stock units will also generally become fully vested upon a change in control of the Company.

The restricted stock units granted to Named Executive Officers during 2008 do not include any dividend rights.

Performance Stock Units

Column (g) of the table above reports awards of performance stock units granted to our Named Executive Officers for 2008. Columns (f) and (h) show threshold and maximum payout potential, respectively, for each award. Like restricted stock units, each performance stock unit represents a contractual right upon vesting to receive one share of our common stock. Performance stock units granted to our Named Executive Officers for 2008 will generally vest based on the Company's achievement of pre-established performance goals for the adjusted pre-tax profit margin over a three-year period as described in the "Compensation Discussion and Analysis" section above. If the Named Executive Officer's employment terminates due to the officer's death, disability or retirement, the performance stock units will be eligible to vest on a prorated basis based on the Company's performance over the three-year performance period. Unless otherwise provided by the Board of Directors, the performance stock units will also generally become fully vested upon a change in control of the Company.

The performance stock units granted to the Named Executive Officers during 2008 do not include any dividend rights.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of December 31, 2008, including the vesting dates for the portions of these awards that had not vested as of that date.

	Option Awards					Stock Awards			
Name (a)	Option Grant/ Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
William S. Ayer	5/25/99	33,100	0	39.6875	5/25/09	0	0	0	0
	1/25/00	40,100	0	30.50	1/25/10	0	0	0	0
	1/30/01	41,900	0	31.80	1/30/11	0	0	0	0
	11/12/01	39,000	0	25.20	11/12/11	0	0	0	0
	1/30/02	75,000	0	30.89	1/30/12	0	0	0	0
	5/31/02	75,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	55,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	30,700	0	26.10	3/1/14	0	0	0	0
	11/17/04	20,000	0	28.85	11/17/14	0	0	0	0
	8/30/05	34,575	11,525(2)	32.96	8/30/15	0	0	0	0
	9/13/06	18,650	18,650(4)	37.96	9/13/16	0	0	0	0
	1/31/07	5,950	17,850(5)	42.85	1/31/17	5,200(5)	152,100	10,500(6)	307,125
	2/8/08	0	52,800(8)	27.49	2/8/18	11,625(8)	340,031	22,100(6)	646,425
Totals:		468,975	100,825			16,825	492,131	32,600	953,550
Bradley D. Tilden	5/25/99	8,400	0	39.6875	5/25/09	0	0	0	0
	1/25/00	11,600	0	30.50	1/25/10	0	0	0	0
	1/30/01	13,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	15,600	0	25.20	11/12/11	0	0	0	0
	5/31/02	30,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	15,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	12,900	0	26.10	3/1/14	0	0	0	0
	8/30/05	9,675	3,225(2)	32.96	8/30/15	0	0	0	0
	9/13/06	5,775	5,775(4)	37.96	9/13/16	5,300(4)	155,025	0	0
	1/31/07	3,075	9,225(5)	42.85	1/31/17	3,200(5)	93,600	5,400(6)	157,950
	6/14/07	1,925	5,775(7)	27.40	6/14/17	0	0	0	0
	2/8/08	0	27,400(8)	27.49	2/8/18	6,300(8)	184,275	11,500(6)	336,375
Totals:		126,950	51,400			14,800	432,900	16,900	494,325
Glenn S. Johnson	5/25/99	3,900	0	39.6875	5/25/09	0	0	0	0
	1/25/00	4,700	0	30.50	1/25/10	0	0	0	0
	1/30/01	6,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	5,700	0	25.20	11/12/11	0	0	0	0
	5/31/02	7,500	0	27.85	5/31/12	0	0	0	0
	2/11/03	7,200	0	18.76	2/11/13	0	0	0	0
	7/16/03	14,600	0	22.84	7/16/13	0	0	0	0
	3/1/04	7,000	0	26.10	3/1/14	0	0	0	0
	8/30/05	5,250	1,750(2)	32.96	8/30/15	0	0	0	0
	1/12/06	0	0	0	1/12/16	1,000(3)	29,250	0	0
	9/13/06	2,815	2,815(4)	37.96	9/13/16	2,610(4)	76,343	0	0
	1/31/07	1,245	3,735(5)	42.85	1/31/17	1,090(5)	31,883	1,090(6)	31,883
	6/14/07	2,237	6,711(7)	27.40	6/14/17	0	0	0	0
	2/8/08	0	21,900(8)	27.49	2/8/18	5,100(8)	149,175	9,200(6)	269,100
Totals:		68,147	36,911			9,800	286,651	10,290	300,983

	Option Awards					Stock Awards			
Name (a)	Option Grant/ Award Date (b)	Number of Securities Underlying Unexercised Options Exercisable (#) (c)	Number of Securities Underlying Unexercised Options Unexercisable (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Number of Shares or Units of Stock That Have Not Vested (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1) (h)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1) (j)
Gregg A. Saretsky	5/25/99	11,200	0	39.6875	5/25/09	0	0	0	0
	1/25/00	13,600	0	30.50	1/25/10	0	0	0	0
	1/30/01	15,500	0	31.80	1/30/11	0	0	0	0
	11/12/01	10,800	0	25.20	11/12/11	0	0	0	0
	5/31/02	3,590	0	27.85	1/5/12	0	0	0	0
	2/11/03	5,202	0	18.76	1/5/12	0	0	0	0
	3/1/04	13,500	0	26.10	1/5/12	0	0	0	0
	8/30/05	10,125	3,375(9)	32.96	1/5/12	0	0	0	0
	9/13/06	5,775	5,775(9)	37.96	1/5/12	5,300(9)	155,025	0	0
	1/31/07	3,075	9,225(9)	42.85	1/5/12	2,700(9)	78,975	3,600(6)	105,300
	6/14/07	1,925	5,775(9)	27.40	1/5/12	0	0	0	0
	2/8/08	0	21,900(9)	27.49	1/5/12	5,100(9)	149,175	3,067(6)	89,710
Totals:		94,292	46,050			13,100	432,900	6,667	195,010
Jeffrey D. Pinneo	5/25/99	3,900	0	39.6875	5/25/09	0	0	0	0
	1/25/00	4,700	0	30.50	1/25/10	0	0	0	0
	1/30/01	6,000	0	31.80	1/30/11	0	0	0	0
	11/12/01	2,700	0	25.20	11/12/11	0	0	0	0
	5/31/02	30,000	0	27.85	5/31/12	0	0	0	0
	2/11/03	12,000	0	18.76	2/11/13	0	0	0	0
	3/1/04	10,800	0	26.10	3/1/14	0	0	0	0
	8/30/05	8,100	2,700(2)	32.96	8/30/15	0	0	0	0
	9/13/06	4,890	4,890(4)	37.96	9/13/16	4,490(4)	131,333	0	0
	1/31/07	2,600	7,800(5)	42.85	1/31/17	2,300(5)	67,275	4,6006)	134,550
	2/8/08	0	18,500(8)	27.49	2/8/18	4,400(8)	128,700	7,800(6)	228,150
Totals:		85,690	36,911			11,190	327,308	12,400	362,700

(1) The dollar amounts shown in Column (h) and Column (j) are determined by multiplying the number of shares or units reported in Column (g) and Column (i), respectively, by $29.25 (the closing price of our common stock on the last trading day of fiscal 2008).
(2) The unvested options under the 8/30/05 grant will become fully vested on 8/30/09.
(3) The RSUs awarded to Mr. Johnson on 1/12/06 vested on 1/12/09.
(4) The RSUs awarded on 9/13/06 will become fully vested on 9/13/09, except for Mr. Saretsky as noted below. The unvested options under the 9/13/06 grant will become vested as follows: Mr. Ayer — 9,325 on 9/13/09 and 9,325 on 9/13/10; Mr. Tilden — 2,887 on 9/13/09 and 2,888 on 9/13/10; Mr. Johnson — 1,407 on 9/13/09 and 1,408 on 9/13/10; and Mr. Pinneo —2,445 on 9/13/09 and 2,445 on 9/13/10.
(5) The RSUs awarded on 1/31/07 will become fully vested on 1/31/2010, except for Mr. Saretsky as noted below. The unvested options under the 1/31/07 grant will become vested as follows: Mr. Ayer —5,950 on 1/31/09, 5,950 on 1/31/10 and 5,950 on 1/31/11; Mr. Tilden — 3,075 on 1/31/09, 3,075 on 1/31/10 and 3,075 on 1/31/11; Mr. Johnson — 1,245 on 1/31/09, 1,245 on 1/31/10 and 1,245 on 1/31/11; and Mr. Pinneo —2,600 on 1/31/09, 2,600 on 1/31/10 and 2,600 on 1/31/11.
(6) The performance stock units reported in Column (i) are eligible to vest based on the Company's performance over a three-year period as described in the "Compensation Discussion and Analysis" section above. Mr. Saretsky resigned effective December 31, 2008. As such, he is only eligible to receive two-thirds of his 2007 Performance Share Unit grants and one-third of his 2008 Performance Share Unit grants if the targets are met.
(7) The unvested options under the 6/14/07 grant will become vested as follows: Mr. Tilden — 1,925 on 6/14/09, 1,925 on 6/14/10 and 1,925 on 6/14/11; and Mr. Johnson — 2,237 on 6/14/09, 2,237 on 6/14/10 and 2,237 on 6/14/11.
(8) The RSUs awarded on 2/8/08 will become fully vested on 2/8/2011, except for Mr. Saretsky as noted below. The unvested options under the 2/8/08 grant will become vested as follows: Mr. Ayer — 13,200 on 2/8/09, 13,200 on 2/28/10, 13,200 on 2/8/11, and 13,200 on 2/8/12; Mr. Tilden — 6,850 on 2/8/09, 6,850 on 2/8/10, 6,850 on 2/8/11, and 6,850 on 2/8/12; Mr. Johnson — 5,475 on 2/8/09, 5,475 on 2/8/10, 5,475 on 2/8/11, and 5,475 on 2/8/12; and Mr. Pinneo — 4,625 on 2/8/09, 4,625 on 2/8/10, 4,625 on 2/8/11, and 4,625 on 2/8/12.
(9) As noted previously, Mr. Saretsky resigned effective 12/31/08. As part of his separation agreement, all of his outstanding option awards and restricted stock units fully vested as of 1/5/09 and will expire 1/5/12.

2008 OPTION EXERCISES AND STOCK VESTED

The following table presents information regarding the exercise of stock options by Named Executive Officers during 2008, and on the vesting during 2008 of other stock awards previously granted to the Named Executive Officers.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (1) (e)
William S. Ayer	0	0	14,000	294,140
Bradley D. Tilden	0	0	5,350	112,404
Glenn S. Johnson	0	0	6,230	130,892
Gregg A. Saretsky	0	0	5,570	117,026
Jeffrey D. Pinneo	0	0	4,870	102,319

(1) The dollar amounts shown in Column (e) above for stock awards are determined by multiplying the number of shares or units, as applicable, that vested by the per-share closing price of our common stock on the vesting date.

2008 PENSION BENEFITS

Pension and Other Retirement Plans

The Company maintains two primary defined benefit pension plans covering the Named Executive Officers. The Alaska Air Group, Inc. Retirement Plan for Salaried Employees (the "Salaried Retirement Plan") is our qualified defined benefit employee retirement plan, and the Named Executive Officers participate in this plan on the same general terms as our other eligible employees. The Named Executive Officers also participate in the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (the "Supplementary Retirement Plan").

The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans.

Name (a)	Plan Name (b)	Number of Years Credit Service (#)(1) (c)	Present Value of Accumulated Benefit ($)(1) (d)	Payments During Last Fiscal Year ($) (e)
William S. Ayer	Salaried Retirement Plan	13.308	419,555	0
	Supplementary Retirement Plan	13.398	1,682,905	0
Bradley D. Tilden	Salaried Retirement Plan	17.844	392,122	0
	Supplementary Retirement Plan	9.919	597,637	0
Glenn S. Johnson	Salaried Retirement Plan	14.144	335,546	0
	Supplementary Retirement Plan	5.431	670,398	0
Gregg A. Saretsky(2)	Salaried Retirement Plan	10.771	251,368	0
	Supplementary Retirement Plan	10.771	531,276	0
Jeffrey D. Pinneo	Salaried Retirement Plan	3.816	20,304	0
	Supplementary Retirement Plan	6.920	1,086,298	0

(1) The years of credited service and present value of accumulated benefits shown in the table above are presented as of December 31, 2008 assuming that each Named Executive Officer retires at normal retirement age and that benefits are paid out in accordance with the terms of each plan described below. For a

description of the material assumptions used to calculate the present value of accumulated benefits shown above, please see Note 8 (Employee Benefits Plans) to the Company's Consolidated Financial Statements, included as part of the Company's 2008 Annual Report filed on Form 10-K with the SEC and incorporated herein by reference.

(2) Mr. Saretsky resigned effective December 31, 2008. As part of his Separation Agreement, Mr. Saretsky will be paid $275,000 on January 31, 2009 and $275,000 on January 1, 2010 for his accrued benefits in the Supplemental Retirement Plan. Mr. Saretsky will no longer accrue benefits under the Salaried Retirement Plan subsequent to December 31, 2008.

Salaried Retirement Plan

The Salaried Retirement Plan is a tax-qualified, defined-benefit retirement plan for salaried Alaska Airlines employees hired prior to April 1, 2003, in which all of the Named Executive Officers participate. Each of our Named Executive Officers is fully vested in his accrued benefits under the Salaried Retirement Plan. Benefits payable under the Salaried Retirement Plan are generally based on years of credited service with the Company and its affiliates and final average base salary for the five highest complete and consecutive calendar years of an employee's last ten complete calendar years of service. The annual retirement benefit at age 62 (normal retirement age under the Salaried Retirement Plan) is equal to 2% of the employee's final average base salary times years of credited service (limited to 40 years). Annual benefits are computed on a straight life annuity basis beginning at normal retirement age. Benefits under the Salaried Retirement Plan are not subject to offset for Social Security benefits.

The tax law limits the compensation on which annual retirement benefits are based. For 2008, this limit was $230,000. The tax law also limits the annual benefits that may be paid from a tax-qualified retirement plan. For 2008, this limit on annual benefits was $185,000.

Supplementary Retirement Plan

In addition to the benefits described above, the Named Executive Officers are eligible to receive retirement benefits under the Supplementary Retirement Plan. The Supplementary Retirement Plan is a non-qualified, unfunded, defined-benefit plan. Normal retirement benefits are payable once the officer reaches age 60. Benefits are calculated as a monthly amount on a straight life annuity basis. In general, the monthly benefit is determined as a percentage (between 50% to 75% of a participant's final average monthly base salary) with the percentage determined based on both the officer's length of service with the Company and length of service as an elected officer. This benefit amount is subject to offset by the amount of the officer's Social Security benefits and the amount of benefits paid under the Salaried Retirement Plan to the extent such benefits were accrued after the officer became a participant in the Supplementary Retirement Plan. (There is no offset for any Salaried Retirement Plan benefits accrued for service before the officer became a participant in the Supplementary Retirement Plan.)

Participants in the Supplementary Retirement Plan become fully vested in their benefits under the plan upon attaining age 50 and completing 10 years of service as an elected officer. Plan benefits will also become fully vested upon a change of control of the Company or upon termination of the participant's employment due to death or disability.

2008 NONQUALIFIED DEFERRED COMPENSATION

Under the Deferred Compensation Plan, the Named Executive Officers and other key employees may elect to receive a portion of some or all of their Performance-Based Pay awards on a deferred basis. For 2008, amounts deferred under the Deferred Compensation Plan were credited with interest at a rate of 6.5%. This rate (as in prior years) is based on the mean between the high and the low rates during the first 11 months of the preceding year of yields of Ba2-rated industrial bonds as determined by the plan administrator (rounded to the nearest one-quarter of one percent). Participants under the plan have the opportunity to elect among the investment funds offered under our 401(k) plan for purposes of determining the return on their plan accounts. Alternatively, participants may allocate some or all of their plan account to an interest-bearing option with a rate equal to the yield on a Moody's index of Ba2-rated industrial bonds as of November of the preceding year, rounded to the nearest one-quarter of one percent. Subject to applicable tax laws, amounts deferred under the plan are generally distributed on termination of the participant's employment, although participants may elect an earlier distribution date and/or may elect payment in a lump sum or installments.

The following table presents information regarding the contributions to and earnings on the Named Executive Officers' balances under the Company's nonqualified defined contribution plans during 2008, and also shows the total deferred amounts for the Named Executive Officers as of December 31, 2008.

Name (a)	Executive Contributions in Last FY ($) (b)	Registrant Contributions in Last FY ($) (c)	Aggregate Earnings in Last FY ($)(1) (d)	Aggregate Withdrawals/ Distributions ($) (e)	Aggregate Balance at Last FYE ($)(1) (f)
William S. Ayer	76,320	0	5,235	26,298	275,594
Bradley D. Tilden	0	0	0	0	0
Glenn S. Johnson	35,471	0	27,351	37,726	563,805
Gregg A. Saretsky	0	0	2,847	6,127	44,969
Jeffrey D. Pinneo	0	0	(1,048)	1,028	6,018

(1) Only the portion of earnings on deferred compensation that is considered to be at above-market rates under SEC rules is required to be included as compensation for each Named Executive Officer in Column (h) of the Summary Compensation Table. However, total earnings for each Named Executive Officer listed in Column (d) above were included as earnings in column (h) of the Summary Compensation Table.

Potential Payments Upon Change in Control and Termination

Under the change in control agreements in place with our Named Executive Officers, if a change of control occurs, a three- year "employment period" would go into effect. During the employment period, the executive would be entitled to:

- receive the highest monthly salary the executive received at any time during the 12-month period preceding the change in control;
- receive an annual incentive payment equal to the higher of the executive's target Performance-Based Pay plan incentive or the average of his annual incentive payments for the three years preceding the year in which the change in control occurs;
- continue to accrue age and service credit under our qualified and non-qualified defined benefit retirement plans; and
- participate in fringe benefit programs that are at least as favorable as those in which the executive was participating prior to the change in control.

If the executive's employment is terminated by the Company without cause or by the executive for "good reason" during the employment period (or, in certain circumstances, if such a termination occurs prior to and in connection with a change in control), the executive would be entitled to receive a lump sum payment equal to the value of the payments and benefits identified above that the executive would have received had he continued to be employed for the entire employment period. (The terms "cause," "good reason" and "change in control" are each defined in the change in control agreements.) In the event that the executive's benefits under the agreement are subject to the excise tax imposed under Section 280G of the Internal Revenue Code, the Company will make a tax payment to the executive so that the net amount of such payment (after taxes) he receives is sufficient to pay the excise tax due.

In addition, outstanding and unvested stock options, restricted stock units and the target number of performance stock units would become vested under the terms of our equity plans. In the case of awards granted under our 2004 Long-Term Incentive Equity Plan, unless the Board determined otherwise, the awards would vest upon a change in control irrespective of a termination of employment. Under our 2008 Performance Incentive Plan, awards will not vest unless a termination of employment without cause or for good reason also occurs or an acquirer does not assume outstanding awards. Finally, the executive's unvested benefits under the Supplementary Retirement Plan would vest on a change in control whether or not the executive's employment was terminated. The outstanding equity awards held by the executives as of December 31, 2008 are described above under "Outstanding Equity Awards at Fiscal Year End" and each executive's accrued benefits under our retirement plans are described above under "2008 Pension Benefits,"

In the table below, we have estimated the potential cost to us of the payments and benefits each Named Executive Officer would have received if his employment had terminated under the circumstances described above on December 31, 2008. As described above, except for the equity acceleration value, the amount an executive would be entitled to receive would be reduced pro-rata for any period the executive actually worked during the employment period. Mr. Saretsky is excluded from the table as his resignation was effective December 31, 2008.

	Cash Severance(1)	Enhanced Retirement Benefit(2)	Benefit Continuation(3)	Equity Acceleration(4)	Excise Tax Gross-Up(5)	Total
William S. Ayer	$2,160,000	$ 20,700	$193,191	$1,538,609	$1,272,278	$5,148,778
Bradley D. Tilden	$1,646,709	$311,472	$282,813	$ 986,133	$1,165,722	$4,392,848
Glenn S. Johnson	$1,524,291	$537,400	$204,175	$ 638,592	$1,141,584	$4,046,042
Jeffrey D. Pinneo	$1,244,250	$234,195	$203,433	$ 722,568	$ 816,091	$3,220,537

(1) Represents the amount obtained by multiplying three by the sum of the executive's highest rate of base salary during the preceding 12 months and the higher of the executive's target incentive or his average incentive for the three preceding years.

(2) Represents the sum of (a) the actuarial equivalent of an additional three years of age and service credit under our qualified and non-qualified retirement plan using the executive's highest rate of salary during the preceding 12-months prior to a change in control, (b) the present value of the accrued but unvested portion of the non-qualified retirement benefits that would vest upon a change of control, and (c) the matching contribution the executive would have received under our qualified defined contribution plan had the executive continued to contribute the maximum allowable amount during the employment period.

(3) Represents the estimated cost of (a) 18 months of premiums under our medical, dental, life, disability, and accidental death insurance programs and (b) three years of continued participation in life, disability, accidental death insurance and other fringe benefit programs.

(4) Represents the "in-the-money" value of unvested stock options and the face value of unvested restricted stock and performance stock unit awards that would vest upon a change of control based on a stock price of $29.25 (the closing price of our stock on the last trading day of fiscal 2008).

(5) For purposes of this calculation, we have assumed that the executive's outstanding stock options would be assumed by the acquiring company pursuant to a change in control.

This calculation is an estimate for proxy disclosure purposes only. Payments on an actual change in control may differ based on factors such as transaction price, timing of employment termination and payments, methodology for valuing stock options, changes in compensation, and reasonable compensation analyses.

PROPOSAL NO. 4
STOCKHOLDER PROPOSAL

John Chevedden has given notice of his intention to present a proposal at the 2009 Annual Meeting. Mr. Chevedden's address is 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, and Mr. Chevedden represents that he has owned no less than 200 shares of the Company's common stock since July 1, 2006. Mr. Chevedden's proposal and supporting statement, as submitted to the Company, appear below in italics.

The Board of Directors opposes adoption of Mr. Chevedden's proposal and asks stockholders to review the Board's response, which follows Mr. Chevedden's proposal and supporting statement below.

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy at the meeting, and entitled to vote on the proposal, is required to approve this proposal.

STOCKHOLDER PROPOSAL NO. 4
SPECIAL SHAREOWNER MEETINGS

RESOLVED, shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of John Chevedden

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

Fidelity and Vanguard supported a shareholder right to call a special meeting. Governance ratings services, including The Corporate Library and Governance Metrics International, took special meeting rights into consideration when assigning company ratings.

This proposal topic won impressive support at the following companies (based on 2008 yes and no votes):

Occidental Petroleum (OXY) 66% Emil Rossi (Sponsor)
First Energy Corp. (FE) 67% Chris Rossi
Marathon Oil (MRO) 69% Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for further improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- *We had no shareholder right to:*
  Cumulative voting
  Call a special meeting
  Act by written consent
  An Independent Chairman
  Or even a Lead Director
- *Our management should show that it has the leadership initiative to adopt the above Board accountability items instead of leaving it to shareholders to take the initiative in proposing such improvements.*

- *Our Board failed to adopt a shareholder proposal which won majority vote at our 2008 annual meeting:*
  Cumulative Voting (51% support)
- *Our Company will take three years to transition to annual election of each director – when the transition could have been completed in one year.*
- *Our full board met only six times in a year.*
- *Only 49% of CEO pay was incentive based.*
- *The voting figures at our 2007 annual meeting were withheld from shareholders for two months – except for certain privileged shareholders.*
- *Two directors had 17 to 26-years tenure (independence concern) and constituted 50% of our key nomination committee including the chairmanship:*
  Marc Langland
  Byron Mallott
- *The Alaska Air board was the only significant directorship for six of our nine directors:*
  Byron Mallott
  Mark Hamilton
  Marc Langland
  Dennis Madsen
  Patricia Bedient
  Jessie Knight

The above concerns show there is need for improvement. Please encourage our board to respond positively to this proposal.

Special Shareowner Meetings
Yes on 4

THE BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST PROPOSAL 4 FOR THE FOLLOWING REASONS:

The Board believes that it is not in the interest of the Company and its stockholders to incur the financial and administrative expense and business disruption that would result from enabling a minority of stockholders to call stockholder meetings for any reason, at any time and as frequently as they choose.

The Board's annual meeting of stockholders already provides ample opportunity to raise appropriate matters. Stockholders have frequently used the stockholder meetings to have their concerns communicated to the whole of the Company's stockholders, including through proposals such as this Proposal. For those extraordinary circumstances where a matter cannot wait until the next annual meeting, the Company's Bylaws, consistent with Delaware law, permit a majority of Directors or a Chairman of the Board to call a special meeting. The Board, rather than a group of minority stockholders, is best positioned to determine when it is in the interest of the stockholders as a whole to incur the extraordinary financial and administrative expense of holding a special meeting.

Allowing minority groups of stockholders to call meetings at will could also create major confusion. Different groups of stockholders could call meetings at any time on various matters. This could lead to significant confusion among the majority of the stockholders because stockholders would receive materials from multiple groups of stockholders at various points throughout the year requesting votes on a range of issues, some of which may be in part duplicative, rather than through the streamlined annual meeting process currently in place. Constant solicitation could lead to a chaotic rather than orderly conduct of corporate affairs, and may annoy the majority of stockholders and lead to less overall participation by stockholders of the Company in important matters.

Constant solicitation would also impose significant administrative and financial burdens on the Company. Special meetings are costly in terms of both time and money. Each stockholder of record would be entitled to notice of, and to receive proxy materials for, every special meeting. This would involve legal, printing, postage and other expenses, in addition to those costs normally associated with the Company's Annual Meeting. These costs would arise every time there was a new solicitation. In addition, preparing for a stockholder meeting requires significant attention from management and other employees, diverting them from running and improving the business.

Because special meetings are costly and can be disruptive, the Board believes they should not be taken lightly. The Board believes the Company's current system minimizes this confusion and prevents a minority of stockholders from imposing upon the Company at will the burden and expense of a stockholder meeting that may not be desired by the majority of stockholders.

ACCORDINGLY, THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE AGAINST PROPOSAL 4.

REDUCE DUPLICATIVE MAILINGS

The Company is required to provide an annual report and proxy statement to all stockholders of record. If you have more than one account in your name or at the same address as other stockholders, the Company or your broker may discontinue mailings of multiple copies. If you wish to receive separate mailings for multiple accounts at the same address, you should mark the designated box on your proxy card. If you are voting by telephone or the internet and you wish to receive multiple copies, you may notify us at the address and phone number at the end of the following paragraph if you are a stockholder of record or notify your broker if you hold through a broker.

Once you have received notice from your broker or us that they or we will discontinue sending multiple copies to the same address, you will receive only one copy until you are notified otherwise or until you revoke your consent. If, at any time, you wish to resume receiving separate proxy statements or annual reports, or if you are receiving multiple statements and reports and wish to receive only one, please notify your broker if your shares are held in a brokerage account or us if you hold registered shares. You can notify us by sending a written request to the Company's Corporate Secretary, Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168, or by calling (206) 392-5131.

SUBMISSION OF PROPOSALS FOR NEXT ANNUAL MEETING

The Company expects to hold its next annual meeting on or about May 18, 2010. If you wish to submit a proposal for inclusion in the proxy materials for that meeting, you must send the proposal to the Corporate Secretary at the address below. The proposal must be received at the Company's executive offices no later than November 30, 2009, to be considered for inclusion. Among other requirements set forth in the SEC's proxy rules and the Company's Bylaws, you must have continuously held at least $2,000 in market value or 1% of the Company's outstanding stock for at least one year by the date of submitting the proposal, and you must continue to own such stock through the date of the meeting.

If you intend to nominate candidates for election as directors or present a proposal at the meeting without including it in the Company's proxy materials, you must provide notice of such proposal to the Company no later than February 18, 2010 The Company's Bylaws outline procedures for giving the required notice. If you would like a copy of the procedures contained in our Bylaws, please contact:

Corporate Secretary
Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168

[THIS PAGE INTENTIONALLY LEFT BLANK]

Exhibit A

CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS OF ALASKA AIR GROUP, INC.

As Amended December 5, 2008

1. Purpose.

There shall be a committee of the Board of Directors to be known as the Audit Committee. The purpose of the Audit Committee is to assist the Board of Directors of Alaska Air Group, Inc. (the "Company") in overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company, including:

(a) the integrity of the Company's financial statements and the reliability of the Company's financial information reported to the public,

(b) the Company's compliance with legal and regulatory requirements,

(c) the qualifications and independence of the Company's independent accountants,

(d) the adequacy of the Company's internal controls and financial risk management function, and

(e) such other matters as may be assigned by the Board of Directors.

While the Audit Committee has the responsibilities and powers set forth in this charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company's financial statements are complete and accurate or in accordance with generally accepted accounting principles. This is the responsibility of management and the independent auditors.

2. Composition.

The Audit Committee shall be appointed by the Board of Directors and shall have at least three members. All members of the Audit Committee shall meet the independence, financial literacy and experience requirements of the New York Stock Exchange, as the same may be amended or supplemented from time to time, and of the Securities and Exchange Commission (the "SEC") pursuant to regulations promulgated by the SEC under The Sarbanes-Oxley Act of 2002 (the "Sarbanes Act") or otherwise, as the same may be amended or supplemented from time to time. The Company must disclose in its periodic reports required by Section 13(a) of the Securities Exchange Act of 1934 (the "Act") whether or not it has at least one member who is a "financial expert," as defined by the SEC pursuant to the Sarbanes Act and whether such expert is "independent" as defined in Section 10A(m)(3) of the Act, and if not, why not.

3. Matters Pertaining to Independent Accountants.

The Audit Committee shall be solely responsible for the appointment, compensation and oversight of the work of the Company's independent accountants (including resolution of disagreements between management and the independent accountants regarding financial reporting) for the purpose of preparing or issuing an audit report or related work, and, where appropriate, the determination to terminate and replace such firm. Such independent accountants shall report directly to and be ultimately accountable to the Audit Committee.

The Audit Committee shall:

(a) Review the terms of the engagement of the independent accountants, including the scope of their audit, proposed fees and personnel qualifications.

(b) Obtain and review from the independent accountants at least annually a formal written statement regarding:

  (1) the independent accountants' internal quality-control procedures;

  (2) any material issues raised by the most recent internal quality control review, or peer review, of the independent accountants, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the independent accountants, and any steps taken to deal with any such issues; and

  (3) all relationships between the independent accountants and the Company.

(c) Actively engage in a dialogue with the independent accountants with respect to any disclosed relationships or services that may impact the objectivity and independence of the independent accountants, and recommend that the Board of Directors take appropriate action to satisfy itself of such independence.

(d) Pre-approve all auditing services and all non-auditing services to be performed by the independent accountants. Such pre-approval may be given as part of the Audit Committee's approval of the scope of the engagement of the independent accounts or on an individual basis.

  The approved non-auditing services must be disclosed in the Company's periodic public reports required by Section 13(a) of the Act and the fees paid by the Company for such non-auditing services must be disclosed in the Company's annual proxy statement pursuant to Item 9(e) of Regulation 14A promulgated under the Act. The pre-approval of non-auditing services can be delegated by the Audit Committee to one or more of its members, but the decision must be presented to the full Audit Committee at the next scheduled meeting.

  The independent accountants shall not be retained to perform the non-audit functions prohibited by Section 10A(g) of the Act.

(e) Establish clear hiring policies for employees and former employees of the independent accountants.

(f) Review the Company's annual audited financial statements and quarterly financial statements with management and the independent accountants (including the Company's disclosure under Management's Discussion and Analysis of Financial Condition and Results of Operations). The Chair of the Audit Committee may represent the entire Audit Committee for purposes of the review of quarterly statements.

(g) Receive and review required communications from the independent accountants, including: (a) any items required to be communicated by the independent accountants in accordance with AICPA Statement of Auditing Standards ("SAS") 61, (b) if applicable, any audit problems or difficulties and management's response; and (c) timely reports regarding the following matters in connection with any audits performed by the Company's independent accountants:

  (1) all critical accounting policies and practices to be used;

  (2) all alternative treatments of financial information within generally accepted accounting principles that have been discussed with management officials of the Company, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent accountant; and

  (3) other material written communications between the independent accountant and the Company's management, such as any management letter or schedule of unadjusted differences.

4. Matters Pertaining to the Internal Auditor.

The Audit Committee shall:

(a) Review and approve the annual internal audit plan, ensuring the application of an appropriate risk-based methodology that satisfactorily monitors the Company's highest risk areas.

(b) Discuss with the Internal Audit Executive the results of internal audit activities, special reviews, investigations, or projects, with specific attention to any significant deficiencies in the design or operation of the Company's internal controls or any fraud (regardless of materiality) involving persons having a significant role in internal controls.

(c) Annually review the structure and resources of the audit team, including staffing adequacy and other factors that may affect the effectiveness and timeliness of the internal audits.

(d) Review and approve any changes to the internal audit charter.

5. Matters Pertaining to Filings with Government Agencies.

The Audit Committee shall prepare the report required by the rules of the Securities and Exchange Commission to be included in the Company's annual proxy statement to shareholders.

6. Controls.

The Audit Committee shall:

(a) Review with management the Company's major financial risk exposure and the adequacy and effectiveness of the Company's associated internal controls.

(b) Review the Company's procedures with respect to appropriateness of significant accounting policies and adequacy of financial controls.

(c) Discuss with management policies with respect to risk assessment and risk management, including the process by which the company undertakes risk assessment and management.

(d) Discuss generally with management earnings releases, as well as financial information and earnings guidance provided to analysts and rating agencies. The Audit Committee need not discuss in advance each earnings release or each instance in which the Company may provide earnings guidance.

(e) Develop, monitor and reassess from time to time a Corporate Compliance Program, including a Code of Conduct and Ethics for officers, employees and directors, and make decisions with respect to any requested changes to or waivers of such program and codes for directors or officers.

  (1) In connection with such Corporate Compliance Program, establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding accounting or auditing matters.

(f) Obtain and review from the Company's Chief Executive Officer, Chief Financial Officer and members of its Disclosure Committee at least quarterly a formal written statement disclosing.

  (1) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company's ability to record, process, summarize and report financial data and have identified for the Company's auditors any material weakness in internal controls; and

(2) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

7. Other.

The Audit Committee shall:

(a) Review and reassess the adequacy of its charter and the performance of the Audit Committee annually and recommend any proposed changes to the Board of Directors for approval, and publish the charter as required by applicable law.

(b) Regularly report to the Board of Directors on the Audit Committee's activities and make appropriate recommendations.

(c) To maximize free and open communication, meet in separate executive sessions with each of management, internal audit and the independent auditor in the course of carrying out its duties with respect to each of those groups.

The Audit Committee may, in the course of performing its duties, retain outside legal counsel and other advisors at its discretion and at the expense of the Company.

Annual Report
on
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]***

For the transition period from to

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

A Delaware Corporation

91-1292054	**19300 International Boulevard, Seattle, Washington 98188**
(I.R.S. Employer Identification No.)	**Telephone: (206) 392-5040**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, $1.00 Par Value	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act.): Yes ☐ No ☒

As of January 31, 2009, shares of common stock outstanding totaled 36,294,524. The aggregate market value of the shares of common stock of Alaska Air Group, Inc. held by nonaffiliates on June 30, 2008, was approximately $550.6 million (based on the closing price of $15.34 per share on the New York Stock Exchange on that date).

DOCUMENTS INCORPORATED BY REFERENCE

Title of Document	Part Hereof Into Which Document Is to be Incorporated
Definitive Proxy Statement Relating to 2009 Annual Meeting of Shareholders	Part III

ALASKA AIR GROUP, INC.
ANNUAL REPORT ON FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008
TABLE OF CONTENTS

As used in this Form 10-K, the terms "Air Group," "our," "we" and the "Company" refer to Alaska Air Group, Inc. and its subsidiaries, unless the context indicates otherwise. Alaska Airlines, Inc. and Horizon Air Industries, Inc. are referred to as "Alaska" and "Horizon," respectively, and together as our "airlines."

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from historical experience or the Company's present expectations. Some of the things that could cause our actual results to differ from our expectations are:

- general economic conditions, including the impact of the economic recession on customer travel behavior;
- changes in our operating costs, including fuel, which can be volatile;
- the competitive environment in our industry;
- labor disputes and our ability to attract and retain qualified personnel;
- the amounts of potential lease termination payments with lessors for our remaining CRJ-700 and Q200 leased aircraft and related sublease payments from sublessees, if applicable;
- our significant indebtedness;
- compliance with our financial covenants;
- potential downgrades of our credit ratings and the availability of financing;
- our ability to meet our cost reduction goals;
- operational disruptions;
- the concentration of our revenue from a few key markets;
- actual or threatened terrorist attacks, global instability and potential U.S. military actions or activities;
- insurance costs;
- our inability to achieve or maintain profitability;
- fluctuations in our quarterly results;
- an aircraft accident or incident;
- liability and other claims asserted against us;
- our reliance on automated systems and the risks associated with changes made to those systems;
- our reliance on third-party vendors and partners;
- changes in laws and regulations; and
- increases in government fees and taxes.

You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our shareholders. For a discussion of these and other risk factors in this Form 10-K, see "Item 1A: Risk Factors." Please consider our forward-looking statements in light of those risks as you read this report.

PART I

ITEM 1. OUR BUSINESS

We are a Delaware corporation incorporated in 1985 and we have two principal subsidiaries: Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). Through these subsidiaries, we provide passenger air service to approximately 25 million passengers per year to nearly 100 destinations. We also provide freight and mail services, primarily to and within the state of Alaska and on the West Coast. Although Alaska and Horizon both operate as airlines, their business plans, competition, and economic risks differ substantially. Alaska is a major airline that operates an all-jet fleet with an average passenger trip length in 2008 of 1,113 miles. Horizon is a regional airline, operates turboprop and jet aircraft, and its average passenger trip length for 2008 was 357 miles. Individual financial information about Alaska and Horizon is in Note 13 to the consolidated financial statements and throughout this report, specifically in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Both of our airlines endeavor to distinguish themselves from competitors by providing a higher level of customer service and differentiating amenities. Our outstanding employees and excellent service in the form of advance seat assignments, expedited check-in, web check-in, flight alerts, attention to customer needs, an award-winning frequent flyer program, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities are regularly recognized by independent studies, awards, and surveys of air travelers. For example, Alaska received the J.D. Power and Associates "Highest Customer Satisfaction" award in 2008 among North America Airlines in a tie with Continental Airlines and won the "Program of the Year" Freddie award for 2007 for our Mileage Plan program. Additionally, Horizon was named "2007 Regional Airline of the Year" by Air Transport World. We are very proud of these awards and we continue to strive to have the best customer service in the industry.

WHERE YOU CAN FIND MORE INFORMATION

We maintain an Internet website at *www.alaskaair.com.* Our filings with the Securities and Exchange Commission, including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available on our website at *www.alaskaair.com,* free of charge, as soon as reasonably practicable after the electronic filing of these reports with the Securities and Exchange Commission. The information contained on our website is not a part of this annual report on Form 10-K.

OUR AIRLINES

ALASKA

Alaska Airlines is an Alaska corporation that was organized in 1932 and incorporated in 1937. We offer extensive north/south service within the western U.S., Canada and Mexico, and passenger and dedicated cargo services to and within the state of Alaska. We also provide long-haul east/west service to Hawaii and nine cities in the continental U.S., primarily from Seattle, where we have our largest concentration of departures; although we do offer long-haul departures from Anchorage, Los Angeles, and Portland, Oregon. During 2008, we initiated service to Maui with non-stops from Seattle and Anchorage, to the Big Island of Hawaii with non-stops from Seattle, and non-stop service from Seattle to Minneapolis. We also recently announced non-stop service from Seattle to Austin, TX and Portland to Maui, both beginning in August 2009.

In 2008, we carried 16.8 million revenue passengers in our mainline operations, and in each year since 1973, we have carried more passengers between Alaska and the U.S. mainland than any other airline. Based on the number of passengers, Alaska's leading airports are Seattle, Los Angeles, Anchorage and Portland. Based on 2008 revenues, the leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-San Diego. At December 31, 2008, Alaska's operating fleet consisted of 110 jet aircraft, compared to 115 aircraft as of December 31, 2007.

Alaska's passenger traffic by market is presented below:

	2008	2007
West Coast	41%	46%
Within Alaska and between Alaska and the U.S. mainland	23%	21%
Transcontinental	20%	17%
Mexico	8%	11%
Hawaii	5%	1%
Canada	3%	4%
Total	100%	100%

HORIZON

Horizon Air Industries, a Washington corporation that first began service and was incorporated in 1981, was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest, and serves a number of cities in seven states, five cities in Canada, and two cities in Mexico. Horizon initiated service to Loreto and La Paz, Mexico from Los Angeles in 2008. Additionally, Horizon launched service to Prescott and Flagstaff, Arizona, and Mammoth Lakes, California, in 2008.

In 2008, Horizon carried 7.4 million revenue passengers. Approximately 91% of Horizon's revenue passenger miles in 2008 were flown domestically, primarily in the states of Washington, Oregon, Idaho and California, compared to 92% in 2007. The Canada markets accounted for 8% of revenue passenger miles in both 2008 and 2007. Flying to Mexico in 2008 accounted for less than 1% of total revenue passenger miles. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2008, the leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Boise-Seattle. At December 31, 2008, Horizon's operating fleet consisted of 18 jets and 41 turboprop aircraft. Horizon flights are listed under the Alaska Airlines designator code in airline reservation systems.

Alaska and Horizon integrate their flight schedules to provide convenient, competitive connections between most points served by their systems. In 2008 and 2007, approximately 23% and 22%, respectively, of Horizon's passengers connected to flights operated by Alaska.

INDUSTRY CONDITIONS

2008 proved to be an extremely challenging year for the airline industry. We faced record high fuel prices that resulted in liquidation of several airlines and threatened the viability of others. Ancillary fees were added by most carriers to help offset the rising price of fuel. The last half of the year saw significant declines in the price of oil, but that soon became overshadowed by the economic recession in the U.S. and abroad. As a result, the industry is sharply reducing capacity to help offset the declining demand. Alaska and Horizon plan to reduce capacity in 2009 by 8% and 9%, respectively.

The airline industry is highly competitive and has historically been characterized by low profit margins and high fixed costs, primarily for wages, aircraft fuel, aircraft ownership, and facilities rents. Because expenses of a flight do not vary significantly with the number of passengers carried, a relatively small change in the number of passengers or in pricing has a disproportionate effect on an airline's operating and financial results. In other words, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on our results of operations. Passenger demand and ticket prices are, to a large measure, influenced by the general state of the economy, current global economic and political events and total available airline seat capacity.

FUEL

Our business and financial results are highly affected by the price and, potentially, the availability of jet fuel. Fuel prices have been extremely volatile over the past few years. The price of crude oil rose from just under $90 per barrel in January 2008 up to nearly $150 per barrel in July 2008. Subsequent to its record high, oil prices began to drop sharply in the last half of 2008 and ended the year around $40 per barrel. For us, a $1 per barrel increase in the price of oil equates to approximately $9 million of additional fuel cost annually.

We refer to the price we pay at the airport or "into-plane" price, including applicable taxes, as our "raw" fuel price. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Generally, West Coast jet fuel prices are somewhat higher and substantially more volatile than prices in the Gulf Coast or on the East Coast, putting both Alaska and Horizon at a competitive disadvantage. Historically, fuel costs have generally represented 10% to 15% of an airline's operating costs. However, in recent years, because of the rise in prices, fuel expense represents 30% to 40% of total operating costs for airlines. Both the crude oil and refining cost components of jet fuel are volatile and outside of our control, and they can have a significant and immediate impact on our operating results. Even with the sharp decline in prices in the last half of 2008, our average raw fuel cost per gallon increased 42% in 2008 and 8% and 17% in 2007 and 2006, respectively.

Raw Fuel


$1,400
$1,200
$1,000
$800
$600
$400
$200
$-
(in millions)
$3.50
$3.00
$2.50
$2.00
$1.50
$1.00
$0.50
$-
price per gallon
2002
2003
2004
2005
2006
2007
2008
Total Raw Cost
Price per gallon

Raw Fuel Cost as a Percentage of Revenue


40%
35%
30%
25%
20%
15%
10%
5%
0%
2002
2003
2004
2005
2006
2007
2008

We use crude oil call options almost exclusively as hedges to decrease our exposure to the volatility of jet fuel prices. Call options effectively cap our pricing on the crude oil component of fuel prices, limiting our exposure to increasing fuel prices for a percentage of our planned fuel consumption. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums we pay to enter into the contracts. We also use collar structures in limited instances for fuel hedging purposes. Additionally, we enter into fuel purchase contracts that fix the refining margin we pay on a certain percentage of our fuel consumption.

Fuel costs, including gains and losses stemming from changes in the value of our hedge portfolio, were approximately 36% of our total operating expenses in 2008, 27% in 2007 and 26% in 2006. For 2009, a one-cent change in our hedged fuel price per gallon affects annual fuel costs by approximately $3.5 million. In addition to our hedging program, we believe that operating fuel-efficient aircraft helps to mitigate the effect of high fuel prices. At Alaska we have completed our fleet transition out of the MD-80 aircraft to more fuel-efficient B737-800 aircraft, and at Horizon we are currently transitioning to an all-Q400 turboprop fleet. Alaska also retrofitted its B737-900 fleet with winglets in 2008. As a result, the fuel burn expressed in available seat miles flown per gallon (ASMs/g) improved over the past two years from 65.9 ASMs/g in 2006 to 69.5 ASMs/g in 2008. This reduction has not only reduced our fuel cost, but also the amount of greenhouse gases and other pollutants that we emit.

Although we do not anticipate a significant reduction in jet fuel availability because of the decline in global demand, dependency on foreign imports of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. In the event of significant hostilities or other conflicts in oil-producing areas, there could be reductions in the production and/or importation of crude oil resulting in price increases, which could adversely affect our business. If there were major reductions in the availability of jet fuel, our business would be adversely affected.

MARKETING AND COMPETITION

ALLIANCES WITH OTHER AIRLINES

We have marketing alliances with several other airlines that provide reciprocal frequent flyer mileage credit and redemption privileges as well as code sharing on certain flights as shown in the table below. Alliances enhance our revenues by:

- offering our customers more travel destinations and better mileage credit/redemption opportunities;
- giving us access to more connecting traffic from other airlines; and
- providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and Horizon while earning mileage credit in our partners' programs.

Most of our codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. Our marketing agreements have various termination dates, and at any time, one or more may be in the process of renegotiation.

Our marketing alliances with other airlines as of December 31, 2008 are as follows:

	Frequent Flyer Agreement	Codeshare— Alaska Flight # on Flights Operated by Other Airline	Codeshare— Other Airline Flight # On Flights Operated by Alaska/ Horizon
Major U.S. or International Airlines			
American Airlines/ American Eagle	Yes	Yes	Yes
Air France	Yes	No	Yes
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	No
Continental Airlines	Yes	Yes	Yes
Delta Air Lines/Delta Connection (2)	Yes	Yes	Yes
KLM	Yes	No	Yes
Korean Air	Yes	No	Yes
Lan S.A.	Yes	No	Yes
Northwest Airlines (4)	Yes	Yes	Yes
Qantas	Yes	No	Yes
Regional Airlines			
Era Aviation	Yes (1)	Yes	No
PenAir	Yes (1)	Yes	No
Mokulele Airlines	Yes (3)	No	No

(1) This airline does not have its own frequent flyer program. However, Alaska's Mileage Plan members can earn and redeem miles on this airline's route system.

(2) Alaska has codeshare agreements with the Delta Connection carriers Skywest and ASA as part of its agreement with Delta.

(3) Alaska Mileage Plan members can earn miles on Mokulele, but redemption of miles is not currently available.

(4) Our agreement with Northwest will continue to be effective until they cease operation as a separate entity from Delta. At the time that Northwest ceases operation, the agreement with Delta will include those Northwest operations.

COMPETITION

Competition in the airline industry is intense. We believe the principal competitive factors in the industry that are important to customers are:

- safety record and reputation,
- flight schedules,
- fares,
- customer service,
- routes served,
- frequent flyer programs,
- on-time arrivals,
- baggage handling,
- on-board amenities,
- type of aircraft, and
- code-sharing relationships.

Together, Alaska and Horizon carry approximately 3.2% of all U.S. domestic passenger traffic. We compete with one or more domestic or foreign airlines on most of our routes, including Southwest Airlines, United Airlines, Delta Air Lines (including Northwest), Continental Airlines, American Airlines, US Airways, JetBlue Airways, Virgin America and regional affiliates associated with some of these carriers. Most of these airlines are larger and have greater financial resources and name recognition than our companies and some have lower operating costs. In addition, competitors that have successfully reorganized out of bankruptcy have lower operating costs derived from renegotiated labor, supply and financing agreements. Some of these competitors have chosen to add service, reduce their fares, or both in our markets. We may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve. Due to its short-haul markets, Horizon also competes with ground transportation in many markets, including train, bus and automobile transportation.

TICKET DISTRIBUTION

Airline tickets are distributed through three primary channels:

- *Alaskaair.com.* It is less expensive for us to sell through this direct channel and, as a result, we continue to take steps to drive more business to our website. In addition, we believe this channel is preferable from a branding and customer-relationship standpoint in that we can establish ongoing communication with the customer and tailor offers accordingly. In 2008, we processed approximately 45% of our sales through our website, compared to 43% in 2007 – a sign of progress toward our goal of transitioning more of our customers to this direct sales channel.
- *Traditional and online travel agents.* Consumer reliance on traditional travel agencies continues to shrink, giving way to online travel agencies. Both traditional and online travel agencies typically use Global Distribution Systems (GDS), such as Sabre, to obtain their fare and inventory data from airlines. Bookings made through these agencies result in a fee that is charged to the airline. Many of our large corporate customers require that we use these agencies. Some of our competitors do not use this distribution channel and, as a result, have lower ticket distribution costs.
- *Reservation call centers.* These call centers are located in Phoenix, Arizona; Kent, Washington; and Boise, Idaho. We generally charge a $15 fee for booking reservations through these call centers.

Our sales by channel are presented below:

	2008	2007
Alaskaair.com	45%	43%
Traditional and online travel agencies	43%	43%
Reservations call center	11%	12%
All other channels	1%	2%
Total	100%	100%

Form 10-K

EMPLOYEES

Labor costs have historically made up 30% to 40% of an airline's total operating costs. Most major airlines, including ours, have employee groups that are covered by collective bargaining agreements. Often, airlines with unionized work forces have higher labor costs than carriers without unionized work forces, and they may not have the ability to adjust labor costs downward quickly enough to respond to new competition. New entrants into the U.S. airline industry generally do not have unionized work forces, which can be a competitive advantage for those airlines. In 2008, we were able to reduce wages and benefits costs compared to 2007, primarily due to a decline in defined benefit pension costs and a decline in the number of full-time equivalent employees (FTEs) at both companies. The reduction in FTEs was driven by a reduction in work forces at both companies to coincide with planned capacity reductions and the improvement in operational performance at both companies that resulted in less overtime pay. However, we expect to see continued upward pressure on wages and benefits in the future due to normal step increases and increased benefits costs, primarily pension and health care costs. We recognize the need to continue to improve employee productivity in order to mitigate this cost pressure and to reduce our wages and benefits on an available-seat-mile basis. Horizon has been successful in improving productivity, when measured as number of passengers per FTE, with year-over-year improvements in 25 of the last 28 quarters.

We had 14,143 (10,250 at Alaska and 3,893 at Horizon) active full-time and part-time employees at December 31, 2008, compared to 14,710 (10,526 at Alaska and 4,184 at Horizon) as of December 31, 2007. Wages, salaries and benefits (including variable incentive pay) represented approximately 40% and 41% of our total non-fuel operating expenses in 2008 and 2007, respectively.

At December 31, 2008, labor unions represented 84% of Alaska's and 49% of Horizon's employees. Our relations with our labor organizations are governed by the Railway Labor Act (RLA). Under this act, collective bargaining agreements do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner prescribed by the RLA and/or described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the National Mediation Board to appoint a federal mediator. If no agreement is reached in mediation, the National Mediation Board may declare that an impasse exists, at which point the National Mediation Board offers binding arbitration to the parties. Either party may decline to submit to arbitration. If either party rejects arbitration, a 30-day "cooling-off" period commences. During that period, a Presidential Emergency Board may be established, which examines the parties' positions and recommends a solution. The Presidential Emergency Board process, if invoked, lasts for 30 days and is followed by another "cooling-off" period of 30 days. At the end of the applicable "cooling-off" period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to "self-help," including the imposition of any or all of its proposed amendments on the collective bargaining agreements and/or the hiring of workers to replace strikers.

Alaska's union contracts at December 31, 2008 were as follows:

Union	Employee Group	Number of Employees	Contract Status
Air Line Pilots Association International (ALPA)	Pilots	1,460	In Negotiations
Association of Flight Attendants (AFA)	Flight attendants	2,839	Amendable 4/27/10
International Association of Machinists and Aerospace Workers (IAM/RSSA)	Ramp service and stock clerks; and Clerk, office and passenger service	3,491	Amendable 7/17/10
Aircraft Mechanics Fraternal Association (AMFA)	Mechanics, inspectors and cleaners	667	Amendable 10/01/09
Mexico Workers Association of Air Transport	Mexico airport personnel	82	Amendable 9/29/09
Transport Workers Union of America (TWU)	Dispatchers	35	Amendable 7/01/10*

* Collective bargaining agreement contains interest arbitration provision.

Horizon's union contracts at December 31, 2008 were as follows:

Union	Employee Group	Number of Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	695	In Negotiations
AFA	Flight attendants	631	In Negotiations
AMFA	Mechanics and related classifications	494	In Negotiations
TWU	Dispatchers	19	In Negotiations
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	78	Expires 2/14/10

EXECUTIVE OFFICERS OF THE REGISTRANT

The executive officers of Alaska Air Group, Inc. (including its subsidiaries Alaska and Horizon), their positions and their respective ages (as of February 1, 2009) are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
William S. Ayer	Chairman, President and Chief Executive Officer of Alaska Air Group, Inc. and Chairman and Chief Executive Officer of Alaska Airlines, Inc.	54	1985
Bradley D. Tilden	President of Alaska Airlines, Inc.	48	1994
Glenn S. Johnson	Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	50	1991
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	52	1996
Ben Minicucci	Executive Vice President/Operations and Chief Operating Officer of Alaska Airlines, Inc.	42	2004
Jeffrey D. Pinneo	President and Chief Executive Officer of Horizon Air Industries, Inc.	52	1990
Kelley Dobbs	Vice President/Human Resources – Strategy, Culture and Inclusion of Alaska Airlines, Inc.	42	2004
Brandon S. Pedersen	Vice President/Finance and Controller of Alaska Air Group, Inc. and Alaska Airlines, Inc. (Principal Accounting Officer)	42	2003

Mr. Ayer has been President since February 2003 and became Chairman and Chief Executive Officer in May 2003. Mr. Ayer is also Chairman and Chief Executive Officer of Alaska Airlines. He has served as Alaska Airlines' Chairman since February 2003, as Chief Executive Officer since January 2002 and as President from November 1997 to December 2008. Prior to that, he was Sr. Vice President/Customer Service, Marketing and Planning of Alaska Airlines from January 1997, and Vice President/Marketing and Planning from August 1995. Prior thereto, he served as Sr. Vice President/Operations of Horizon Air from January 1995. Mr. Ayer serves on the boards of Alaska Airlines, Puget Energy, Inc., the Alaska Airlines Foundation, Angel Flight West, Inc., and the Museum of Flight. He also serves on the University of Washington Business School Advisory Board, and was recently appointed a director of the Seattle branch of the Federal Reserve Board.

Mr. Tilden joined Alaska Airlines in 1991, became controller of Alaska Airlines and Alaska Air Group in 1994, Chief Financial Officer in February 2000, Executive Vice President/Finance in January 2002, Executive Vice President/ Finance and Planning in 2007, and President of Alaska Airlines in December 2008. He is a member of Air Group's Executive Committee.

Mr. Johnson joined Alaska Airlines in 1982, became Vice President/Controller and Treasurer of Horizon Air Industries in 1991 and Vice President/Customer Services in 2002. He returned to Alaska Airlines in 2003 where he has served in several roles, including Vice President/ Finance and Controller and Vice President/ Finance and Treasurer. He served as Senior Vice President/Customer Service – Airports from January 2006 through April 2007 and in April 2007, he was elected Executive Vice President/ Airports and Maintenance and Engineering. He was elected Executive Vice President/Finance and Chief Financial Officer in December 2008. He is a member of Air Group's Executive Committee.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he was named Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines. He is a member of Air Group's Executive Committee.

Mr. Minicucci joined Alaska Airlines in 2004 as Staff Vice President of Maintenance and Engineering and was promoted to Vice President of Seattle Operations in June 2008. In December 2008 he was elected Executive Vice President/ Operations and Chief Operating Officer of Alaska Airlines. He is a member of Air Group's Executive Committee.

Mr. Pinneo became Vice President/Passenger Service of Horizon Air Industries in 1990 following nine years at Alaska Airlines in various marketing roles. In January 2002, he was named President and CEO of Horizon Air. He is a member of Air Group's Executive Committee.

Ms. Dobbs joined Alaska Airlines in 1987 and became Staff Vice President/Human Resources – Staffing and Development in 2004 and became Vice President/Human Resources – Strategy, Culture and Inclusion in June 2007. She is a member of Air Group's Executive Committee.

Mr. Pedersen joined Alaska Airlines in 2003 as Staff Vice President/Finance and Controller of Alaska Air Group and Alaska Airlines and was elected Vice President/Finance and Controller for both entities in 2006.

REGULATION

GENERAL

The Department of Transportation (DOT) and the Federal Aviation Administration (FAA) exercise significant regulatory authority over air carriers.

- *DOT:* In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. Certificates do not expire, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificates. In addition, the DOT has jurisdiction over the approval of international codeshare agreements, alliance agreements between domestic major airlines, international route authorities and certain consumer protection matters, such as advertising, denied boarding compensation and baggage liability. International treaties may also contain restrictions or requirements for flying outside of the U.S.

- *FAA:* The FAA, through Federal Aviation Regulations (FARs), generally regulates all aspects of airline operations, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations we have established, and the FAA has approved, our operations specifications and a maintenance program for each type of aircraft we operate. The maintenance program provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. From time to time the FAA issues airworthiness directives (ADs) that must be incorporated into our aircraft maintenance program and operations. All airlines are subject to enforcement actions that are brought by the FAA from time to time for alleged violations of FARs or ADs. At this time, we are not aware of any enforcement proceedings that could either materially affect our financial position or impact our authority to operate.

The Aviation and Transportation Security Act (the Security Act) generally provides for enhanced aviation security measures. Pursuant to the Security Act, the Transportation Security Administration (TSA) is responsible for aviation security. The Security Act mandates that the TSA shall provide for the screening of passengers and property, including U.S. mail, cargo, carry-on and checked baggage, and other articles that will be carried aboard a passenger aircraft. The TSA performs most of these functions with its own federal employees. The TSA also provides for increased security on flight decks of aircraft and requires federal air marshals to be present on certain flights. The Security Act imposes a $2.50 per enplanement security service fee (maximum $5.00 one-way fee), which is collected by the air carriers and submitted to the government to pay for these enhanced security measures. In addition, carriers are required to pay an additional amount to the TSA to cover the cost of providing security measures equal to the amount the air carriers paid for screening passengers and property in 2000. We paid $12.6 million each year to the TSA for this security charge in 2008, 2007 and 2006.

The Department of Justice has jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act, which vests in the National Mediation Board (NMB) certain functions with respect to disputes between airlines and labor unions relating to union representation and collective bargaining agreements. To the extent we continue to fly to foreign countries and pursue alliances with international carriers, we may be subject to certain regulations of foreign agencies.

AIRLINE FARES

Airlines are permitted to establish their own domestic fares without governmental regulation, and the industry is characterized by vigorous price competition. The DOT maintains authority over international (generally outside of North America) fares, rates and charges. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries we serve. Although air carriers are required to file and adhere to international fare and rate tariffs, substantial commissions, overrides and discounts given to travel agents, brokers and wholesalers characterize many international markets.

ENVIRONMENTAL MATTERS

We are subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular effect on us include the Airport Noise and Capacity Act of 1990, the Clean Air Act, the

Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act, or Superfund Act. We are also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency, OSHA, and other federal agencies have been authorized to create and enforce regulations that have an impact on our operations. In addition to these federal activities, various states have been delegated certain authorities under these federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. We maintain our own continuing safety, health and environmental programs in order to meet or exceed these requirements.

The current federal administration will likely move forward in 2009 or 2010 with legislation to reduce carbon and other greenhouse gas emissions. We believe legislation will most likely come in the form of a "cap and trade" system, under which companies must purchase credits to emit above a specified cap. We do not believe legislation is necessary to motivate airlines to reduce fuel burn and, in turn, reduce emissions. For example, Alaska and Horizon have transitioned or are transitioning to more fuel-efficient single-type aircraft fleets, thereby greatly reducing our total emissions.

The Airport Noise and Capacity Act recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have established aircraft noise reduction programs, including the imposition of nighttime curfews. The Airport Noise and Capacity Act generally requires FAA approval of local noise restrictions on aircraft. We believe we have sufficient scheduling flexibility to accommodate local noise restrictions.

Although we do not currently anticipate that these regulatory matters, individually or collectively, will have a material effect on our financial condition, results of operations or cash flows, new regulations or compliance issues that we do not currently anticipate could have the potential to harm our financial condition, results of operations or cash flows in future periods.

CUSTOMER SERVICE

Along with other domestic airlines, we have implemented a customer service commitment plan to address a number of service goals, including, but not limited to, goals relating to lowest fare availability, delays, cancellations and diversions, baggage delivery and liability, guaranteed fares and ticket refunds. In 2008, we set a goal of having all of our employees attend our Customer Experience Workshop to enhance our customer service focus and ultimately improve the experience our customers have when traveling with us.

There has been some discussion of an "airline passenger's bill of rights" at both the national and state levels. Bills have been introduced in several states, including the state of Washington, that propose to regulate airlines when operating in those specific states. However, we believe these bills would be preempted by federal law. We do not believe these bills are necessary and if the federal bills were to become law, they could impose additional economic and resource constraints on our airlines and could negatively impact our financial performance.

MILEAGE PLAN PROGRAM

All major airlines have developed frequent flyer programs as a way of increasing passenger loyalty. Alaska's Mileage Plan allows members to earn mileage by flying on Alaska, Horizon and other participating airlines and by using the services of non-airline partners, which include a credit card partner, a grocery store chain, a telephone company, hotels, car rental agencies, and other businesses. Alaska is paid by non-airline partners for the miles it credits to member accounts. With advance notice, Alaska has the ability to change the Mileage Plan terms, conditions, partners, mileage credits, and award levels or to terminate the program.

Mileage can be redeemed for free or discounted travel and for various other awards. Upon accumulating the necessary mileage, members notify Alaska of their award selection. Over 75% of the free flight awards on Alaska and Horizon are subject to capacity-controlled seating. Beginning in the third quarter of 2008, Mileage Plan accounts are generally deleted after two years of inactivity in a member's account. Prior to that date, accounts were deleted after three years of inactivity. As of December 31, 2008 and 2007, Alaska estimated that approximately 4.0 million and 3.7 million, respectively, round-trip flight awards were eligible for redemption by Mileage Plan members. Of those eligible awards, Alaska estimated that approximately 88% would ultimately be redeemed. For the years 2008 and 2007, approximately 936,000 and 870,000 round-trip awards and 499,000 and 270,000 one-way flight awards were redeemed and flown on Alaska and Horizon. One-way awards were introduced in February 2007. For 2006, approximately 850,000 round-trip flight awards were redeemed and flown on Alaska and Horizon. Those awards represent approximately 12.4%, 9.7%, and 8.6% for 2008, 2007, and 2006, respectively, of the total passenger miles flown on Alaska and Horizon. For the years 2008, 2007, and 2006, approximately 214,000, 243,200, and 252,600, respectively, round-trip flight awards were redeemed and flown on airline partners. Effective in November 2008, we began charging a $25 fee for awards redeemed on our airline partners.

For miles earned through travel on Alaska or Horizon and their airline partners, the estimated incremental cost of providing free travel awards in the future is recognized as a selling expense and accrued as a liability as miles are accumulated. The incremental cost of providing award travel on Alaska or Horizon does not include a contribution to overhead, aircraft ownership cost, or profit. Alaska also sells mileage credits to its non-airline partners. Alaska defers a majority of the sales proceeds and recognizes revenue when award transportation is provided on Alaska, Horizon or another partner airline. At December 31, 2008 and 2007, the deferred revenue and the total liability for providing free travel on Alaska and Horizon and for estimated payments to partner airlines was $690.4 million and $648.5 million, respectively, the majority of which is deferred revenue from the sale of mileage credits. Excluding the $42.3 million benefit from the change in Mileage Plan account activity terms, revenue attributable to the Mileage Plan was $245.7 million, $227.6 million, and $194.2 million in 2008, 2007 and 2006, respectively.

OTHER INFORMATION

SEASONALITY AND OTHER FACTORS

Our results of operations for any interim period are not necessarily indicative of those for the entire year because our business is subject to seasonal fluctuations. Our profitability is generally lowest during the first and fourth quarters due principally to lower traffic. It generally increases in the second quarter and typically reaches its highest level during the third quarter as a result of vacation travel, including increased activity in the state of Alaska.

In addition to passenger loads, factors that could cause our quarterly operating results to vary include:

- general economic conditions and resulting changes in passenger demand,
- pricing initiatives by us and our competitors,
- changes in fuel costs,
- the timing and amount of maintenance expenditures (both planned and unplanned),
- increases or decreases in passenger and volume-driven variable costs, and
- labor actions.

In addition to those factors listed above, seasonal variations in traffic, the timing of various expenditures such as maintenance events and adverse weather conditions may affect our operating results from quarter to quarter. Many of the markets we serve experience inclement weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and reaccommodation of displaced passengers. Due to our geographic area of operations, we can be more susceptible to adverse weather conditions (particularly in the state of Alaska and the Pacific Northwest) than some of our competitors, who may be better able to spread weather-related risks over larger route systems.

No material part of our business or that of our subsidiaries is dependent upon a single customer, or upon a few high-volume customers.

INSURANCE

We carry Airline Hull, Spares and Comprehensive Legal Liability Insurance in amounts and of the type generally consistent with industry practice to cover damage to aircraft, spare parts and spare engines, as well as bodily injury and property damage to passengers and third parties. Since the September 11, 2001 attacks, this insurance program excludes coverage for War and Allied Perils, including hijacking, terrorism, malicious acts, strikes, riots, civil commotion and other identified perils, so the company has also purchased war risk coverage for such events through the U.S. government.

Over the last several years, Alaska Air Group has experienced dramatic reductions in the cost of its Airline Hull, Spares and Comprehensive Legal Liability Insurance program through a combination of factors. These factors include a general softening of aviation insurance market conditions, demonstration of Alaska Air Group's state-of-the-art safety program to insurers and better alignment with industry rates designed to improve costs and support in the aviation insurance market.

OTHER GOVERNMENT MATTERS

We have elected to participate in the Civil Reserve Air Fleet program, whereby we make available to the federal government a certain number of aircraft in the event of a military call-up. The government would reimburse us for the use of such aircraft. Participation in the program is a prerequisite for bidding on various government travel contracts.

ITEM 1A. RISK FACTORS

We have established an ongoing Risk Analysis and Oversight Program to identify and assign responsibility for the most significant risks facing our company. The results of this program are routinely shared with our Board of Directors. In this section, we discuss the highest priority issues identified in our risk analysis. If any of the following occurs, our business, financial condition and results of operations could suffer. In such case, the trading price of our common stock could also decline. These risk factors may not be exhaustive. We operate in a continually changing business environment and new risk factors emerge from time to time. Management cannot predict such developments, nor can it assess the impact, if any, on our business of such new risk factors or of events described in any forward-looking statements.

The current economic recession will impact demand for our product and could harm our financial condition and results of operations.

The current economic recession and outlook has resulted in a decline in demand for air travel. Our passenger count and traffic declined in the fourth quarter when compared to the prior year periods and we anticipate declines into 2009. We are reducing 2009 capacity at both Alaska and Horizon by 8% and 9%, respectively, when compared to 2008 to help offset this anticipated decline in passenger traffic, which will likely result in a decline in operating revenues. If demand declines further than expected, it will harm our business, financial condition and results of operations.

Our indebtedness and other fixed obligations could increase the volatility of earnings and otherwise restrict our activities and potentially lead to liquidity constraints.

We have, and will continue to have for the foreseeable future, a significant amount of debt. Due to our high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings. As of December 31, 2008 and 2007, we had approximately $1.8 billion and $1.3 billion of long-term debt outstanding, respectively, all of which is secured by flight equipment, aircraft purchase rights and real property. In addition to long-term debt, we have significant other fixed obligations under operating leases related to our aircraft, airport terminal space, other airport facilities and office space. As of December 31, 2008, future minimum lease payments under noncancelable operating leases with initial or remaining terms in excess of one year were approximately $1.0 billion for 2009 through 2013 and an aggregate of approximately $400 million for the years thereafter.

At December 31, 2008, we had firm orders to purchase 33 aircraft requiring future aggregate payments of $753.4 million through 2011. Although we have secured financing for all of the firm Q400 commitments, there is no guarantee that additional financing will be available for our other aircraft deliveries when required or that the terms will be acceptable to us. The current market conditions could result in a lack of availability or higher interest rates for financing of aircraft purchases, which would harm our business, financial condition and results of operations.

Our outstanding long-term debt and other fixed obligations could have important consequences. For example, they could:

- limit our ability to obtain additional financing to fund our future capital expenditures, acquisitions, working capital or other purposes;
- require us to dedicate a material portion of our operating cash flow to fund lease payments and interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit our ability to withstand competitive pressures and reduce our flexibility in responding to changing business and economic conditions, including reacting to the current economic slowdown.

We cannot ensure that we will be able to generate sufficient cash flow from our operations to pay our debt and other fixed obligations as they become due. If we fail to do so, our business could be harmed.

Alaska is required to comply with specific financial covenants in certain agreements. We cannot be certain now that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit our ability to finance our future operations or capital needs.

Our failure to successfully reduce unit costs at both Alaska and Horizon could harm our business.

We continue to strive toward aggressive cost-reduction goals that are an important part of our business strategy of offering the best value to passengers through competitive fares while achieving acceptable profit margins and return on capital. We believe having a lower cost structure better positions us to be able to fund future growth and take advantage of market opportunities, if economic conditions allow. However, with our planned capacity reductions, we will see upward pressure on unit costs, at least in the near term. Furthermore, if Horizon is unable to successfully transition to an all-Q400 fleet, it will be more difficult to reach our unit cost goals as the remaining Q200 and CRJ-700 aircraft are more costly to operate on a per-unit basis. If we are unable to further reduce our non-fuel unit costs over the long-term and achieve targeted profitability, we will likely not be able to grow our business in the future and therefore our financial results may suffer.

Our business, financial condition, and results of operations are substantially exposed to the volatility of jet fuel prices. Increases in jet fuel costs would harm our business.

Fuel costs constitute a significant portion of our total operating expenses, accounting for 36% and 27% of total operating expenses for the years ended December 31, 2008 and 2007, respectively. Significant increases in average fuel costs during the past several years have negatively affected our results of operations. Although prices have declined sharply over the past six months, prices are still substantially higher than they were earlier in this decade. Future increases in the price of jet fuel will harm our financial condition and results of operations, unless we are able to increase fares or add additional ancillary fees to attempt to recover increasing fuel costs.

Historically, fuel costs and availability have been unpredictable and subject to wide price fluctuations based on geopolitical issues and supply and demand. It is often difficult to increase fares to offset increases in the price of fuel and although we had some success recently, we may not be able to do so in the future.

We utilize fuel hedges as a form of insurance against the volatility of fuel prices. To manage the risk of fuel price increases, we primarily purchase call options that are designed to cap a portion of our fuel costs at designated per-barrel oil prices. Even with hedges, we are substantially and increasingly exposed to increases in jet fuel costs as the average price at which we are hedged in future periods is higher than it has historically been.

The airline industry is highly competitive and subject to rapid change. We may be unable to compete effectively against other airlines with greater financial resources or lower operating costs, or to adjust rapidly enough in the event the nature of competition in our markets changes.

The airline industry is highly competitive as to fares, flight frequency, frequent flyer benefits, routes and service. The industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. Over the past few years, airlines have reduced domestic routes and the number of planes available, which has resulted in reduced domestic industry capacity and a trend towards increased fares. Although capacity has declined based on a nationwide average, capacity on the West Coast has not declined to the same degree due to increased competition from new market entrants. If airlines decide to increase their capacity in the future, this could cause fares to decline, which may adversely affect our business and results of operations. Many of our competitors are larger than we are and therefore, may have significantly greater financial resources and name recognition or lower operating costs than we do. In addition, competitors who have successfully reorganized out of bankruptcy have lowered their operating costs as a result of renegotiated labor, supply and financing agreements. From time to time in the past, some of these competitors have chosen to add service, reduce their fares, or take other competitive steps in our key markets. We may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that we serve.

The airline industry, and particularly regional airlines like Horizon, also faces competition from ground transportation alternatives, such as buses, trains or automobiles. Increased use of technology such as video conferencing and internet-based meeting tools have also resulted in a change in business travel, especially in short-haul markets like those that Horizon serves.

A significant increase in labor costs or change in key personnel could adversely affect our business and results of operations.

We compete against the major U.S. airlines and other businesses for labor in many highly skilled positions. If we are unable to hire, train and retain qualified employees at a reasonable cost, or if we lose the services of key personnel, we may be unable to grow or sustain our business. In such case, our operating results and business prospects could be harmed. We may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm our business.

Labor costs are a significant component of our total expenses, accounting for approximately 25% and 30% of our total operating expenses in 2008 and 2007, respectively. As of December 31, 2008, labor unions represented approximately 84% of Alaska's and 49% of Horizon's employees. Each of our represented employee groups has a separate collective bargaining agreement, and could make demands that would increase our operating expenses and adversely affect our financial performance if we agree to them. Uncertainty around open contracts could be a distraction to many employees, reduce employee engagement in our business and divert management's attention from other projects and issues. Disengaged employees could prevent us from achieving the operational improvements in completion rate and on-time performance that we seek.

In 2005, Alaska and the Air Line Pilots Association (ALPA) were unable to reach a new agreement, and therefore, pursuant to the terms of the collective bargaining agreement that existed at the time, the parties submitted the agreement to binding arbitration. That arbitration decision, which was effective May 1, 2005, resulted in an average pilot wage reduction of 26%. That contract became amendable on May 1, 2007, and Alaska has been in negotiations with ALPA. In 2008, ALPA requested mediation from the National Mediation Board (NMB) in order to assist with contract negotiations. We have begun meeting with the NMB and hope to reach a negotiated contract that recognizes the important contributions that our pilots make while not harming our competitive position. Horizon is also in negotiations with the International Brotherhood of Teamsters on a new pilot agreement. The Horizon pilot contract became amendable in September 2006. Factoring in pay rates, productivity measures, and pension and postretirement medical benefits, we believe our pilot unit costs at both Alaska and Horizon are among the highest in the industry for the size of aircraft we operate.

Our continuing obligation to fund our traditional defined-benefit pension plans could negatively affect our ability to compete in the marketplace. This is because most of our competitors either have eliminated such obligations through bankruptcy or have never had traditional pension plans in place. Currently, all of our defined-benefit pension plans are closed to new entrants, with the exception of the plan covering Alaska's pilots.

Our defined-benefit pension plan assets are subject to market risk. If market returns are poor in the future, as they were in 2008, our obligation to make additional cash contributions in accordance with the Pension Plan Act of 2006 could increase and harm our liquidity. Poor market returns also lead to higher pension expense in our statement of operations. The calculation of pension expense is dependent on many assumptions that are more fully described in "Critical Accounting Estimates" on page 52 and Note 8 to our consolidated financial statements.

Finally, to the extent we are unable to maintain the outsourcing or subcontracting of certain services for our business, we would incur substantial costs, including costs associated with hiring new employees, in order to perform these services in-house.

Our operations are often affected by factors beyond our control, including delays, cancellations and other conditions, which could harm our financial condition and results of operations.

Like other airlines, our operations often are affected by delays, cancellations and other conditions caused by factors largely beyond our control, including:

- air traffic congestion at airports or other air traffic control problems;
- adverse weather conditions;
- increased security measures or breaches in security; and
- international or domestic conflicts, terrorist activity, or other changes in business conditions.

Delays and cancellations frustrate passengers, reduce aircraft utilization and increase costs, all of which affect our profitability. Due to our geographic area of operations, we believe a significant portion of our operation is more susceptible to adverse weather conditions than that of many of our competitors. A general reduction in airline passenger traffic as a result of any of the above-mentioned factors could harm our business, financial condition and results of operations.

We depend on a few key markets to be successful.

Our strategy is to focus on serving a few key markets, including Seattle, Portland, Los Angeles and Anchorage. A significant portion of our flights occurs to and from our Seattle hub. In 2008, passengers to and from Seattle accounted for 62% of our total passengers.

We believe that concentrating our service offerings in this way allows us to maximize our investment in personnel, aircraft, and ground facilities, as well as to gain greater advantage from sales and marketing efforts in those regions. As a result, we remain highly dependent on our key markets. Our business could be harmed by any circumstances causing a reduction in demand for air transportation in our key markets. An increase in competition in our key markets could also cause us to reduce fares or take other competitive measures that could harm our business, financial condition and results of operations.

The airline industry continues to face potential security concerns and related costs.

The terrorist attacks of September 11, 2001 and their aftermath negatively affected the airline industry, including our company. These attacks and other foiled terror plots since then have resulted in new security measures that also impacted our company. Additional terrorist attacks, the fear of such attacks or other hostilities involving the U.S. could have a further significant negative effect on the airline industry, including us, and could:

- significantly reduce passenger traffic and yields as a result of a potentially dramatic drop in demand for air travel;
- significantly increase security and insurance costs;
- make war risk or other insurance unavailable or extremely expensive;
- increase fuel costs and the volatility of fuel prices;
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats; and
- result in a grounding of commercial air traffic by the FAA.

The occurrence of any of these events would harm our business, financial condition and results of operations.

Increases in insurance costs or reductions in insurance coverage would harm our business, financial condition and results of operations.

With respect to the availability of commercial War and Allied Perils Insurance, world events or events involving our company could result in sudden market volatility resulting in cancellation and/or a material change in the availability or cost of the coverage which could adversely affect ongoing operations or results. Further, commercial War and Allied Perils Insurance now excludes certain catastrophic perils not previously excluded for weapons of mass destruction (such as chemical, biological or nuclear devices). The commercial policies also contain low aggregate sublimits, which do not adequately address potential catastrophic third-party war and allied perils exposures. In the event we were to be required to rely on the commercial insurance market, expensive excess limits would likely need to be explored in an equally volatile excess specialty market. It remains, therefore, our position to retain our coverage for this aspect of the insurance program directly through the U.S. government's FAA premium war risk insurance program, rather than procure it from the commercial market.

Although our insurance costs have declined significantly, aviation insurers could increase their premiums again in the event of additional terrorist attacks, hijackings, airline accidents or other events adversely affecting the airline industry. Furthermore, the full hull and liability war risk insurance provided by the government is currently mandated through March 31, 2009. Although the government may extend the deadline for providing such coverage, we cannot be certain that any extension will occur, or if it does, for how long the extension will last. It is expected that, should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government and the coverage will be much more limited, including smaller aggregate limits and shorter cancellation periods. Significant increases in insurance premiums would adversely affect our business, financial condition and results of operations.

Our reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of our aircraft could involve a significant loss of life and result in a loss of confidence in our airlines by the flying public. In addition, we could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Although we strive to maintain the highest standards of safety and reliability, should an accident or incident nevertheless occur, we maintain liability insurance in amounts and of the type generally consistent with industry practice. However, the amount of such coverage may not be adequate and we may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of our related insurance coverage would harm our business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of our airlines, could cause a public perception that our airlines or the equipment they fly is less safe or reliable than other transportation alternatives, which would harm our business.

We rely heavily on automated systems to operate our business, and a failure of these systems or by their operators could harm our business.

We depend on automated systems to operate our business, including our computerized airline reservation system, our telecommunication systems, our website, our maintenance systems, and other systems. Substantially all of our tickets are issued to passengers as electronic tickets. We depend on our computerized reservation system to be able to issue, track and accept these electronic tickets. In order for our operations to work efficiently, our website and reservation system must be able to accommodate a high volume of traffic, maintain secure information, and deliver important flight information. Substantial or repeated website, reservations system or telecommunication systems failures could reduce the attractiveness of our services and cause our customers to purchase tickets from another airline. In addition, we rely on other automated systems for crew scheduling, flight dispatch, and other operational needs. Disruption in, changes to, or a breach of these systems could result in the loss of important data, an increase of our expenses and a possible temporary cessation of our operations.

We rely on partner airlines for codeshare and frequent flyer marketing arrangements.

Alaska and Horizon are parties to marketing agreements with a number of domestic and international air carriers, or "partners," including but not limited to American Airlines, Continental Airlines, Delta Air Lines and Northwest Airlines. These agreements provide that certain flight segments operated by us are held out as partner "codeshare" flights and that certain partner flights are held out for sale as Alaska codeshare flights. In addition, the agreements generally provide that members of Alaska's Mileage Plan program can earn miles on or redeem miles for partner flights and vice versa. We receive a significant amount of revenue from flights sold under codeshare arrangements. In addition, we believe that the frequent flyer arrangements are an important part of our Mileage Plan program. The loss of a significant partner or certain partner flights could have a negative effect on our revenues or the attractiveness of our Mileage Plan, which we believe is a source of competitive advantage.

We rely on third-party vendors for certain critical activities.

We have historically relied on outside vendors for a variety of services and functions critical to our business, including airframe and engine maintenance, ground handling, fueling, computer reservation system hosting and software maintenance. As part of our cost-reduction efforts, our reliance on outside vendors has increased and may continue to do so in the future. In recent years, Alaska has subcontracted its heavy aircraft maintenance, fleet service, facilities maintenance, and ground handling services at certain airports, including Seattle-Tacoma International Airport, to outside vendors.

Our use of outside vendors increases our exposure to several risks. In the event that one or more vendors goes into bankruptcy, ceases operation or fails to perform as promised, replacement services may not be readily available at competitive rates, or at all. Although we believe that our vendor oversight and quality control is among the best in the industry, if one of our vendors fails to perform adequately we may experience increased costs, delays, maintenance issues, safety issues or negative public perception of our airline. Vendor bankruptcies, unionization, regulatory compliance issues or significant changes in the competitive marketplace among suppliers could adversely affect vendor services or force Alaska to renegotiate existing agreements on less favorable terms. These events could result in disruptions in Alaska's operations or increases in its cost structure.

We are dependent on a limited number of suppliers for aircraft and parts.

Alaska is dependent on Boeing as its sole supplier for aircraft and many of its aircraft parts. Horizon is similarly dependent on Bombardier. Additionally, each carrier is dependent on sole suppliers for aircraft engines. As a result, we are more vulnerable to any problems associated with the supply of those aircraft and parts, including design defects, mechanical problems, contractual performance by the manufacturers, or adverse perception by the public that would result in customer avoidance or in actions by the FAA resulting in an inability to operate our aircraft.

Changes in government regulation imposing additional requirements and restrictions on our operations or on the airports at which we operate could increase our operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the U.S. Department of Transportation, the Transportation Security Administration and the Federal Aviation Administration (the "FAA") have issued regulations that have required significant expenditures relating to the maintenance and operation of airlines. For example, the FAA has issued regulations covering, among other things, security measures, collision avoidance systems, noise abatement, environmental restrictions, safety procedures and maintenance regulations. Similarly, many aspects of an airline's operations are subject to increasingly stringent federal, state and local laws protecting the environment.

Because of significantly higher security and other costs incurred by airports since September 11, 2001, many airports have increased their rates and charges to air carriers. Additional laws, regulations, taxes, and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. Although lawmakers may impose these additional fees and view them as "pass-through" costs, we believe that a higher total ticket price will influence consumer purchase and travel decisions and may result in an overall decline in passenger traffic, which would harm our business.

The market price of our common stock may be volatile.

The market price of our stock can be influenced by many factors, a number of which are outside of our control, including those discussed above. Some of the primary factors in the volatility of our stock price are:

- our actual or anticipated financial performance;
- the price of crude oil;
- the overall financial performance of the industry; and
- other industry, macro or geopolitical factors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

AIRCRAFT

The following tables describe the aircraft we operate and their average age at December 31, 2008:

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
Alaska Airlines					
Boeing 737-400	144	3	28	31	13.3
Boeing 737-400C* ..	72	5	—	5	16.3
Boeing 737-400F* ..	—	1	—	1	9.8
Boeing 737-700	124	17	3	20	8.0
Boeing 737-800	157	37	4	41	1.7
Boeing 737-900	172	12	—	12	6.4
Total		75	35	110	7.3
Horizon Air					
Bombardier Q200	37	—	6	6	11.6
Bombardier Q400	74–76	20	15	35	4.7
Bombardier CRJ-700	70	2	16	18	6.3
Total		22	37	59	5.8

* C=Combination freighter/passenger; F=Freighter

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

As of December 31, 2008, 59 of the 75 aircraft owned by Alaska and three of the 22 aircraft owned by Horizon are subject to liens securing long-term debt, and the majority of the other owned Alaska aircraft serve as collateral for our $185 million line-of-credit facility. Alaska's leased 737-400, 737-700, and 737-800 aircraft have lease expiration dates between 2009 and 2016, between 2009 and 2010, and between 2015 and 2018, respectively. Additionally, Alaska has four MD-80 aircraft under long-term lease arrangements through 2012 that are currently in temporary storage. Horizon's leased Q200, Q400 and CRJ-700 aircraft have expiration dates in 2012, in 2018, and between 2018 and 2020, respectively. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then-fair-market value of the aircraft.

Alaska completed its transition to an all-Boeing fleet during 2008. Horizon continues to progress in its plan to transition to an all-Q400 fleet as quickly and efficiently as possible, depending on the ability to successfully market the CRJ-700 aircraft.

Giving consideration to these fleet transition plans and Alaska's plan to sell up to four B737-700 aircraft in 2009, the following table displays the currently anticipated fleet counts for Alaska and Horizon as of the end of each quarter in 2009. The Horizon fleet totals are fluid given the CRJ-700 remarketing efforts and are likely to change.

	31-Mar-09	30-Jun-09	30-Sep-09	31-Dec-09
Alaska Airlines				
737-400	28	28	28	28
737-400C* ..	5	5	5	5
737-400F* ..	1	1	1	1
737-700	18	15	15	15
737-800	47	51	51	51
737-900	12	12	12	12
Totals	111	112	112	112
Horizon Air				
Q200	—	—	—	—
Q400	37	37	37	40
CRJ-700	18	18	17	13
Totals	55	55	54	53

* C=Combination freighter/passenger; F=Freighter

GROUND FACILITIES AND SERVICES

Alaska and Horizon lease ticket counters, gates, cargo and baggage space, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings in various cities in the state of Alaska.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) near Seattle, Washington. These include a five-bay hangar and shops complex (used primarily for line maintenance), a flight operations and training center, an air cargo facility, an information technology office and mainframe computer facility, an office building, and corporate headquarters complex. Alaska also leases a stores warehouse, and office spaces for a reservation facility and for various administrative functions in Kent, Washington. Alaska's major facilities outside of Seattle include a regional headquarters building, an air cargo facility and a hangar/office facility in Anchorage, as well as leased reservations facilities in Phoenix, Arizona and Boise, Idaho. Alaska uses its own employees for ground handling services at most of our airports in the state of Alaska. At other airports throughout our system, those services are contracted to various third-party vendors.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland as well as line maintenance stations in Boise, Spokane, Pasco, Los Angeles and Seattle.

ITEM 3. LEGAL PROCEEDINGS

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) with Alaska alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August 2007. In August 2008, the arbitrator issued a ruling in the matter. In that ruling, the arbitrator found that Alaska had violated the CBA and instructed Alaska and the IAM to negotiate a remedy. The parties have met, but the matter has not yet been resolved. Another arbitration hearing has been tentatively set for June 2009. Management currently does not believe that any final remedy will materially impact our financial position or results of operations.

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected.

Management believes the ultimate disposition of any of the matters discussed above is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of arbitrators, judges and juries.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

As of December 31, 2008, there were 36,274,898 shares of common stock of Alaska Air Group, Inc. issued and outstanding and 3,485 shareholders of record. We also held 6,896,506 treasury shares at a cost of $161.4 million. We have not paid dividends on the common stock since 1992 and have no plans to do so in the foreseeable future. Our common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange.

	2008		2007	
	High	**Low**	**High**	**Low**
First Quarter	**$28.56**	**$17.44**	$44.52	$36.56
Second Quarter	**23.00**	**15.34**	38.99	25.90
Third Quarter	**24.68**	**10.10**	29.09	21.50
Fourth Quarter	**29.74**	**12.89**	28.00	21.15

SALES OF NON-REGISTERED SECURITIES

None

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

	Total Number of Shares Purchased	Average Price Paid per Share	Maximum remaining dollar value of shares that can be purchased under the plan
January 1, 2008 – January 31, 2008 (1)	869,900	$23.49	
February 1, 2008 – February 29, 2008 (1)	574,100	$25.94	
March 1, 2008 – March 18, 2008 (1)	76,800	$25.42	
March 19, 2008 – March 31, 2008 (2) .	175,000	$18.98	
April 1, 2008 – April 30, 2008 (2) ...	430,700	$19.40	
Total	2,126,500	$23.02	$38,322,441

(1) Purchased pursuant to a $100 million repurchase plan authorized by the Board of Directors in September 2007. The total number of shares purchased under this plan was 4,113,782. This plan has terminated and no further shares will be purchased under this plan.

(2) Purchased pursuant to a $50 million repurchase plan authorized by the Board of Directors in March 2008. The plan expires after twelve months. The remaining dollar value of shares that can be purchased is solely under this $50 million plan. The Company has temporarily ceased further purchases under this program given the uncertainty in the economic environment and currently does not expect to repurchase any more shares prior to the expiration date.

PERFORMANCE GRAPH

The following graph compares our cumulative total stockholder return since December 31, 2003 with the S&P 500 Index and the Dow Jones U.S. Airlines Index. The graph assumes that the value of the investment in our common stock and each index (including reinvestment of dividends) was $100 on December 31, 2003.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Alaska Air Group, Inc., The S&P 500 Index
And The Dow Jones US Airlines Index**



$160
$140
$120
$100
$80
$60
$40
$20
$0
12/03
12/04
12/05
12/06
12/07
12/08
Alaska Air Group, Inc.
S&P 500
Dow Jones US Airlines Index

* $100 invested on 12/31/03 in stock & index-including reinvestment of dividends. Fiscal year ending December 31.
** The Dow Jones U.S. Airlines Index includes AirTran Holdings Inc., Alaska Air Group Inc., AMR Corp., Continental Airlines Inc., JetBlue Airways Corp., Skywest Inc., Southwest Airlines Co., UAL Corp., and US Airways Group Inc.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

	2008	2007	2006	2005	2004
Consolidated Operating Results					
Year Ended December 31 (in millions, except per share amounts):					
Operating Revenues	**$3,662.6**	$3,506.0	$3,334.4	$2,975.3	$2,723.8
Operating Expenses	**3,834.8**	3,295.1	3,424.6	2,808.8	2,718.1
Operating Income (Loss)	**(172.2)**	210.9	(90.2)	166.5	5.7
Nonoperating income (expense), net of interest capitalized (a)	**(41.0)**	(10.4)	(0.5)	(29.3)	(26.3)
Income (loss) before income tax and accounting change	**(213.2)**	200.5	(90.7)	137.2	(20.6)
Income (loss) before accounting change	**(135.9)**	124.3	(54.5)	84.5	(15.3)
Net Income (Loss)	**$ (135.9)**	$ 124.3	$ (54.5)	$ (5.9)	$ (15.3)
Average basic shares outstanding	**36.343**	40.125	37.939	27.609	26.859
Average diluted shares outstanding	**36.343**	40.424	37.939	33.917	26.859
Basic earnings (loss) per share before accounting change	**$ (3.74)**	$ 3.10	$ (1.44)	$ 3.06	$ (0.57)
Basic earnings (loss) per share	**(3.74)**	3.10	(1.44)	(0.21)	(0.57)
Diluted earnings (loss) per share before accounting change	**(3.74)**	3.07	(1.44)	2.65	(0.57)
Diluted earnings (loss) per share	**(3.74)**	3.07	(1.44)	(0.01)	(0.57)
Consolidated Financial Position					
At End of Period (in millions, except ratio):					
Total assets	**$4,835.6**	$4,490.9	$4,077.1	$3,792.0	$3,335.0
Long-term debt and capital lease obligations, net of current portion	**1,596.3**	1,124.6	1,031.7	969.1	989.6
Shareholders' equity	**661.9**	1,025.4	886.5	827.6	664.8
Ratio of earnings to fixed charges (b)	**(0.11)**	1.90	0.40	1.78	0.89
Statistics					
Alaska Airlines Mainline Operating Data:					
Revenue passengers (000)	**16,809**	17,558	17,165	16,759	16,295
Revenue passenger miles (RPM) (000,000)	**18,712**	18,451	17,822	16,915	16,231
Available seat miles (ASM) (000,000)	**24,218**	24,208	23,278	22,292	22,276
Revenue passenger load factor	**77.3%**	76.2%	76.6%	75.9%	72.9%
Yield per passenger mile	**14.13¢**	13.81¢	13.76¢	12.91¢	12.47¢
Operating revenues per ASM	**12.06¢**	11.52¢	11.50¢	10.76¢	10.02¢
Operating expenses per ASM	**12.54¢**	10.55¢	11.93¢	10.14¢	10.07¢
Average number of full-time equivalent employees	**9,628**	9,679	9,322	9,065	9,968
Operating fleet at period-end	**110**	115	114	110	108
Horizon Air Combined Operating Data (c):					
Revenue passengers (000)	**7,390**	7,552	6,860	6,481	5,930
Revenue passenger miles (RPM) (000,000)	**2,635**	2,918	2,691	2,475	2,155
Available seat miles (ASM) (000,000)	**3,617**	3,978	3,632	3,400	3,107
Revenue passenger load factor	**72.9%**	73.4%	74.1%	72.8%	69.3%
Yield per passenger mile	**27.43¢**	24.30¢	23.53¢	21.98¢	22.61¢
Operating revenues per ASM	**20.29¢**	18.06¢	17.73¢	16.36¢	16.20¢
Operating expenses per ASM	**21.42¢**	18.07¢	17.41¢	15.50¢	15.57¢
Average number of full-time equivalent employees	**3,699**	3,897	3,611	3,456	3,423
Operating fleet at period-end	**59**	70	69	65	65

(a) Includes capitalized interest of $23.2 million, $27.8 million, $24.7 million, $8.9 million, $1.7 million, $2.3 million, $2.7 million, $10.6 million, $17.7 million, $12.6 million, and $7.0 million for 2008, 2007, 2006, 2005, 2004, 2003, 2002, 2001, 2000, 1999, and 1998 respectively.

(b) For 2008, 2006, 2004, 2002, 2001, and 2000 earnings are inadequate to cover fixed charges by $229.9 million, $110.5 million, $17.4 million, $99.5 million, $69.1 million, and $44.6 million, respectively. See Exhibit 12.1 to this Form 10-K.

(c) Includes Horizon services operated as Frontier JetExpress in 2004 through 2007 and flights operated under the Capacity Purchase Agreement with Alaska in 2007 and 2008.

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA—(Continued)

	2003	2002	2001	2000	1999	1998
Consolidated Operating Results						
Year Ended December 31 (in millions, except per share amounts):						
Operating Revenues	$2,444.8	$2,224.1	$2,152.8	$2,194.0	$2,091.5	$1,912.0
Operating Expenses	2,455.9	2,317.3	2,279.1	2,227.1	1,901.7	1,700.1
Operating Income (Loss)	(17.5)	(93.2)	(126.3)	(33.1)	189.8	211.9
Nonoperating income (expense), net of interest capitalized (a)	46.5	(8.6)	62.8	6.2	23.2	(6.2)
Income (loss) before income tax and accounting change	29.0	(101.8)	(63.5)	(26.9)	213.0	205.7
Income (loss) before accounting change	13.5	(67.2)	(43.4)	(20.4)	129.4	125.3
Net Income (Loss)	$ 13.5	$ (118.6)	$ (43.4)	$ (67.2)	$ 129.4	$ 125.3
Average basic shares outstanding	26.648	26.546	26.499	26.440	26.372	23.388
Average diluted shares outstanding	26.730	26.546	26.499	26.440	26.507	26.367
Basic earnings (loss) per share before accounting change	$ 0.51	$ (2.53)	$ (1.64)	$ (0.77)	$ 4.91	$ 5.36
Basic earnings (loss) per share	0.51	(4.47)	(1.64)	(2.54)	4.91	5.36
Diluted earnings (loss) per share before accounting change	0.51	(2.53)	(1.64)	(0.77)	4.88	4.75
Diluted earnings (loss) per share	0.51	(4.47)	(1.64)	(2.54)	4.88	4.75
Consolidated Financial Position						
At End of Period (in millions, except ratio):						
Total assets	$3,259.2	$2,880.7	$2,950.5	$2,528.1	$2,196.0	$1,742.6
Long-term debt and capital lease obligations, net of current portion	906.9	856.7	852.2	509.2	337.0	171.5
Shareholders' equity	674.2	655.7	851.3	895.1	959.2	822.1
Ratio of earnings to fixed charges (b)	1.22	0.28	0.48	0.66	3.07	2.94
STATISTICS						
Alaska Airlines Mainline Operating Data:						
Revenue passengers (000)	15,047	14,154	13,668	13,525	13,620	13,056
Revenue passenger miles (RPM) (000,000)	14,554	13,186	12,249	11,986	11,777	11,283
Available seat miles (ASM) (000,000)	20,804	19,360	17,919	17,315	17,341	16,807
Revenue passenger load factor	70.0%	68.1%	68.4%	69.2%	67.9%	67.1%
Yield per passenger mile	12.65¢	12.65¢	13.12¢	13.56¢	12.86¢	12.51¢
Operating revenues per ASM	9.74¢	9.47¢	9.84¢	10.20¢	9.75¢	9.41¢
Operating expenses per ASM	9.81¢	9.87¢	10.24¢	10.35¢	9.81¢	8.25¢
Average number of full-time equivalent employees	10,040	10,142	10,115	9,611	9,183	8,704
Operating fleet at period-end	109	102	101	95	89	84
Horizon Air Combined Operating Data (c):						
Revenue passengers (000)	4,934	4,815	4,668	5,044	4,984	4,389
Revenue passenger miles (RPM) (000,000)	1,640	1,514	1,350	1,428	1,379	1,143
Available seat miles (ASM) (000,000)	2,569	2,428	2,148	2,299	2,194	1,815
Revenue passenger load factor	63.9%	62.4%	62.8%	62.1%	62.9%	63.0%
Yield per passenger mile	26.96¢	26.02¢	28.15¢	29.82¢	28.77¢	29.02¢
Operating revenues per ASM	18.06¢	17.29¢	19.02¢	19.27¢	18.96¢	19.16¢
Operating expenses per ASM	17.79¢	17.87¢	21.02¢	19.53¢	17.74¢	18.16¢
Average number of full-time equivalent employees	3,361	3,476	3,764	3,795	3,603	3,019
Operating fleet at period-end	62	63	60	62	62	60

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

The following Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) is intended to help the reader understand the Company, our operations and our present business environment. MD&A is provided as a supplement to – and should be read in conjunction with – our consolidated financial statements and the accompanying notes. All statements in the following discussion that are not statements of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note and the risks mentioned in Part I, "Item 1A. Risk Factors." This overview summarizes the MD&A, which includes the following sections:

- *Year in Review*—highlights from 2008 outlining some of the major events that happened during the year and how they affected our financial performance.
- *Results of Operations*—an in-depth analysis of the results of operations of Alaska and Horizon for the three years presented in our consolidated financial statements. We believe this analysis will help the reader better understand our consolidated statements of operations. Financial and statistical data for Alaska and Horizon are also included here. This section includes forward-looking statements regarding our view of 2009.
- *Critical Accounting Estimates*—a discussion of our accounting estimates that involve significant judgment and uncertainties.
- *Liquidity and Capital Resources*—an analysis of cash flows, sources and uses of cash, contractual obligations, commitments and off-balance sheet arrangements, an overview of financial position and the impact of inflation and changing prices.

YEAR IN REVIEW

In 2008, we reported a consolidated net loss of $135.9 million compared to a consolidated net income of $124.3 million in 2007. The largest driver of the decline in results was fuel expense. Our fuel expense increased by $522.1 million over 2007, primarily as a result of the significantly higher average fuel prices in 2008. Oil prices reached record levels during the summer months, but declined sharply in the last few months of 2008. Even with the benefit of $122.7 million of net cash settlements from our fuel hedge program during the year, our "economic" fuel cost (as defined on page 39) increased $277.6 million, or 30%, on a 4.4% decline in fuel gallons consumed. This increase in fuel expense far exceeded the $156.6 million increase in total operating revenues. We also had the following notable items during 2008:

- revenue of $42.3 million associated with the change in Mileage Plan terms to delete accounts that have had no activity for two or more years. Previously, accounts could remain inactive for three years prior to deletion.
- fleet transition costs of $71.2 million compared to $14.1 million in 2007.
- restructuring charges of $12.9 million associated with reductions in work force.

The revenue environment in 2008 was characterized by increased competition in our West Coast market and softer demand in the last half of the year due to the current economic recession. Yield at both companies improved over 2007 as we and other carriers added or increased ancillary fees and raised fares to cover higher fuel costs. Alaska posted slightly higher passenger traffic for the full year and Horizon posted a sharp decline in passenger traffic. All of these factors, along with a one-time $42.3 million benefit from changes in our Mileage Plan program, resulted in an increase in total consolidated operating revenues of $156.6 million.

Our total operating expenses increased by $539.7 million during 2008 compared to 2007, primarily as a result of the significant increase in fuel costs along with an increase in fleet transition costs and restructuring charges. This increase is offset by declines in non-fuel operating costs at both companies as we continued to make progress in our cost reduction efforts. See "Results of Operations" below for further discussion of changes in revenues and operating expenses for both Alaska and Horizon.

Accomplishments and Highlights

Accomplishments and highlights from 2008 include:

- Alaska and Horizon both improved their operational performance in 2008 as measured by on-time arrivals and completion rate. For the full year, Alaska reported an on-time performance and completion rate of 78.3% and 99.2%, respectively, compared to 72.4% and 99.0%, respectively, for 2007. Similarly, Horizon reported a 2008 on-time performance and completion rate of 83.1% and 97.9%, respectively, compared to 80.7% and 97.6% in 2007.
- Alaska received the J.D. Power and Associates "Highest Customer Satisfaction" award in 2008 among North America Airlines in a tie with Continental Airlines.
- Alaska won the 2007 "Program of the Year" Freddie award for our Mileage Plan program in 2008.
- We reached an enhanced long-term agreement with Delta that will benefit our customers as it makes us Delta's preferred partner on the West Coast. Other benefits include enhanced frequent flyer and lounge reciprocity agreements.
- We completed our "Airport of the Future" at Seattle-Tacoma International Airport, reducing customer wait times significantly.
- The cargo business generated over $100 million of consolidated revenue for the first time in 2008.

Alaska Fleet Transition

We completed our transition to an all-B737 fleet in 2008 as our final MD-80 aircraft were removed from service during the year. We now have one of the youngest, most fuel-efficient fleets in the industry.

We have four MD-80 aircraft under long-term lease arrangements that were retired prior to the end of their lease terms and placed in temporary storage at an aircraft storage facility. As a result of their grounding, we recorded a $47.5 million charge during 2008 associated with these aircraft representing the remaining obligation under the existing lease contracts.

Horizon Fleet Transition

Horizon is in the process of transitioning to an all-Q400 fleet and expects to complete the transition as soon as the CRJ-700 fleet is successfully remarketed. At the beginning of 2008, we had 17 Q200s in the fleet, of which we were able to remarket all but six through sublease agreements or arranged sales of the aircraft to third parties. The total charge during 2008 related to the removal of these aircraft from operation was $10.2 million, which represents the estimated sublease loss for five aircraft delivered under the sublease arrangement and the loss on the termination of the underlying leases of six additional aircraft. Although we removed all remaining Q200 aircraft from scheduled operations as of the end of 2008, six of the aircraft were used as spares through the end of January 2009. We are actively remarketing these remaining aircraft. We do not currently know the timing or amount of any associated charge.

In the first quarter of 2008, our Board of Directors approved the plan to remove our CRJ-700 fleet from operations, in addition to the Q200 transition described above. As a result of the decision, the Company determined that its two owned CRJ-700s were impaired and recorded an impairment charge on the aircraft and their related spare parts of $5.5 million in 2008 to reduce the carrying value of these assets to their estimated fair value. Additionally, during 2008, we recorded severance charges of $1.3 million related to this fleet transition. We are currently evaluating various alternatives to dispose of our CRJ-700 aircraft in the most economically feasible way. Two of our 18 leased aircraft were subleased to a third party during the fourth quarter, resulting in an estimated sublease loss of $6.7 million. The current economic conditions are hindering the remarketing effort and could result in further delays of the timeline to transition completely to an all-Q400 fleet. As such, the nature, timing or amount of any potential gain or loss associated with transactions on the remaining aircraft cannot be reasonably estimated at this time.

Fuel Hedging

We utilize primarily crude oil call options to decrease our exposure to the volatility of jet fuel prices, although we do have some collar structures that are scheduled to settle in 2009. The total outstanding liability for the collar contracts at December 31, 2008 is approximately $24 million, and we currently do not have any collateral on deposit with counterparties to these agreements. With call option contracts, we benefit from the decline in crude oil prices, as there is no future cash exposure above the premiums that we pay to enter into the contracts.

In the fourth quarter of 2008, we restructured our hedge portfolio to take advantage of lower fuel prices. We were able to reduce our 2009 average strike price from $103 per barrel at the end of the third quarter of 2008 to $76 per barrel for 50% of the planned 2009 consumption. As part of this restructuring effort, we terminated some of the previously held contracts. We realized losses on the termination of these contracts of $41.5 million and $8.5 million at Alaska and Horizon, respectively, representing the difference between the original premiums paid to purchase those contracts and the cash received from the counterparty upon termination. We believe that restructuring the hedge portfolio was a wise use of our resources and consistent with our stated objective of managing volatility.

Operational Performance

Our core promise to our customers is to get them and their bags to their destinations safely and on time. Operational performance was a top initiative in 2008 and we believe we made significant progress during the year. For 2008, Alaska and Horizon both exceeded their prior-year performance in on-time arrivals and in schedule completion rates. As a result of the current-year performance, our employees received higher payouts under our Operational Performance Rewards program.

Fees and Mileage Plan Changes

Like many of our competitors, we have increased existing fees or implemented new fees in an effort to increase our revenues. Examples include:

- increasing the charge for booking through reservations and airport sales agents from $10 to $15,
- raising the fee for overweight baggage from $25 to $50,
- increasing the charge for transporting pets in the cabin from $75 to $100 one-way, and
- raising the unaccompanied minor fee from $30 to $75 for one-way nonstop flights and from $60 to $75 for connecting flights.

The increases above were effective May 21, 2008. We also began charging $25 for a second checked bag effective July 1, 2008. First class and top-tier Mileage Plan members and customers on flights within the state of Alaska are exempt from the new fee.

On July 24, 2008 we announced a $25 fee for booking Mileage Plan award travel on partner airlines. We also announced that our domestic round-trip "Coach Saver" award will increase to 25,000 miles from 20,000 miles, and we have expanded our 15,000-mile "Intra-Alaska" award levels in coach to an "Intra-State" award. This award offers travel wholly within one state for 15,000 award miles. Other changes include an increase in the award miles needed for "Peak" awards and the introduction of a three-tier award level structure. All of these changes are effective for awards redeemed on or after November 19, 2008.

Additionally, beginning in August 2008, we reduced from three years to two years the length of time that a Mileage Plan account could be inactive before the account is deleted. As a result of this change in terms, our Mileage Plan liability was reduced by $42.3 million. This benefit is recorded separately in operating revenues as "Change in Mileage Plan terms."

Update on Labor Negotiations

Alaska is currently in negotiations with its pilots and has been since early 2007. The contract with Alaska's pilots became amendable on May 1, 2007. The Air Line Pilots Association (ALPA) at Alaska has requested mediation from the National Mediation Board (NMB) in order to assist with contract negotiations. We have begun meeting with the NMB and hope to reach a negotiated contract that recognizes the important contributions that our pilots make while not harming our competitive position. Factoring in pay rates, productivity measures, pension, and post-retirement medical benefits, we believe our pilot unit costs are among the highest in the industry for the size of aircraft operated.

Alaska and the Association of Flight Attendants have reached a tentative agreement to extend the current contract with Alaska's flight attendants by two years. The current agreement becomes amendable on May 1, 2010. Horizon is currently in negotiations with the following work groups – pilots, flight attendants, technicians and dispatchers.

We do not know what the final outcome of these negotiations will be or when agreements will be reached. However, uncertainty around open contracts could distract some employees, reduce employee engagement in our business, and prevent us from achieving the operational goals (such as on-time and completion-rate targets) that we have set.

Common Stock Repurchase

In September 2007, our Board of Directors authorized the Company to repurchase up to $100 million of our common stock over a twelve-month period. We completed the repurchase in February 2008 buying back 4.1 million shares of our outstanding common stock, or 10% of the outstanding stock at the start of the program, at an average price of $24.31 per share. During the first quarter of 2008, we repurchased 1.5 million shares for approximately $37.2 million. On March 13, 2008, we announced a new $50 million common stock repurchase program. Through April 24, 2008, we had repurchased 605,700 shares of our common stock for approximately $11.7 million under this new program. The repurchased shares have been recorded as treasury shares in our condensed consolidated balance sheets.

We temporarily stopped further repurchases under this program given the uncertainty in the economic environment and currently do not expect to repurchase any more shares prior to the expiration date in March 2009.

Line of Credit Modification

Alaska has a $185 million variable-rate credit facility that expires in March 2010. In the fourth quarter we borrowed $75 million from this facility and that amount was outstanding at December 31, 2008. On September 24, 2008, we entered into the Fourth Amendment to our $185 million variable-rate credit facility that eliminated all previous financial covenants and replaced them with a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million.

Outlook

As we look forward to 2009, the two primary uncertainties are the demand environment and fuel prices. Although fuel prices have declined significantly since their record high in July 2008, the global financial instability and economic recession have put downward pressure on demand for air travel.

Traffic was down by 4.4% and 22.4% at Alaska and Horizon, respectively, in the fourth quarter as the economic recession began to take its toll on travel behaviors of our customers. In anticipation of this decline in demand, the Alaska and Horizon reduced capacity by 7.1% and 21.1%, respectively, in the fourth quarter. We currently anticipate further capacity reductions of 8% at Alaska and 9% at Horizon in 2009 compared with 2008. We believe the actions we are taking to reduce capacity are necessary and appropriate given the uncertainty in the demand outlook, although we do have the flexibility to adjust our capacity throughout the year to stay aligned with demand.

Oil prices have declined from a record $147 per barrel in July to approximately $40 to $45 per barrel recently. That translates to a significant reduction in fuel cost for Air Group, although prices are still above historical levels. In July 2008, our average raw, unhedged price of jet fuel per gallon was $4.19 and is currently around $1.60 per gallon. Oil prices continue to be volatile, however, and prices could rise again. We continue to execute our hedging strategy to help remove some of the impact of that volatility on our financial results.

RESULTS OF OPERATIONS

2008 COMPARED WITH 2007

Our consolidated net loss for 2008 was $135.9 million, or $3.74 per share, compared to net income of $124.3 million, or $3.07 per diluted share, in 2007. Both periods include gains and losses arising from fuel-hedging activities. In 2008, there were several other items, as noted below, that affect the comparability between the two years:

- restructuring charges of $12.9 million ($8.1 million after tax, or $0.22 per share) related to the reduction in work force at Alaska;
- fleet transition charges of $61.0 million ($38.2 million after tax, or $1.05 per share) related to the ongoing transitions out of the MD-80 and CRJ-700 fleets; and
- a $42.3 million benefit ($26.5 million after tax, or $0.73 per share) related to a change in the terms of our Mileage Plan program.

We believe disclosure of the impact of these individual charges is useful information to investors because:

- it is useful to monitor performance without these items as it improves a reader's ability to compare our results to other airlines;
- our results excluding these adjustments related to fuel hedge accounting and other items serve as the basis for our various employee incentive plans, thus the information allows investors to better understand the changes in variable incentive pay expense in our consolidated statements of operations;
- our results excluding these items are most often used in internal management and board reporting and decision-making; and
- we believe it is the basis by which we are evaluated by industry analysts.

Our consolidated results are primarily driven by the results of our two operating carriers. Alaska and Horizon reported pretax losses of $153.3 million and $55.8 million, respectively, in 2008. Financial and statistical data for Alaska and Horizon are shown on pages 34 and 35, respectively. An in-depth discussion of the results of Alaska and Horizon begins on page 36.

ALASKA AIRLINES FINANCIAL AND STATISTICAL DATA

	Three Months Ended December 31			Year Ended December 31				
	2008	2007	% Change	2008	2007	% Change	2006	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger	**$602.5**	$612.8	(1.7)	**$2,643.7**	$2,547.2	3.8	$2,453.1	3.8
Freight and mail	**22.2**	21.3	4.2	**99.3**	94.2	5.4	93.4	0.9
Other—net	**34.0**	41.3	(17.7)	**135.2**	147.1	(8.1)	129.6	13.5
Change in Mileage Plan terms	**—**	—	NM	**42.3**	—	NM	—	NM
Total mainline operating revenues	**658.7**	675.4	(2.5)	**2,920.5**	2,788.5	4.7	2,676.1	4.2
Passenger—purchased capacity	**66.9**	71.9	(7.0)	**300.8**	281.4	6.9	16.4	NM
Total Operating Revenues	**725.6**	747.3	(2.9)	**3,221.3**	3,069.9	4.9	2,692.5	14.0
Operating Expenses:								
Wages and benefits	**183.8**	191.0	(3.8)	**742.7**	753.9	(1.5)	745.8	1.1
Variable incentive pay	**5.0**	2.3	117.4	**15.8**	13.5	17.0	27.7	(51.3)
Aircraft fuel, including hedging gains and losses	**298.4**	182.2	63.8	**1,162.4**	737.5	57.6	757.0	(2.6)
Aircraft maintenance	**38.5**	42.0	(8.3)	**150.6**	149.8	0.5	156.8	(4.5)
Aircraft rent	**23.8**	29.5	(19.3)	**106.2**	112.8	(5.9)	110.9	1.7
Landing fees and other rentals	**40.8**	42.8	(4.7)	**167.7**	170.1	(1.4)	158.2	7.5
Contracted services	**29.7**	32.9	(9.7)	**130.2**	124.1	4.9	117.5	5.6
Selling expenses	**20.4**	30.0	(32.0)	**116.0**	129.3	(10.3)	141.5	(8.6)
Depreciation and amortization	**42.7**	36.2	18.0	**165.9**	142.3	16.6	137.8	3.3
Food and beverage service	**11.2**	12.1	(7.4)	**48.3**	46.9	3.0	48.3	(2.9)
Other	**40.1**	48.1	(16.6)	**170.3**	173.1	(1.6)	161.1	7.4
Restructuring charges and adjustments	**9.2**	—	NM	**12.9**	—	NM	24.8	NM
Fleet transition costs—MD-80	**—**	—	NM	**47.5**	—	NM	189.5	NM
Total mainline operating expenses	**743.6**	649.1	14.6	**3,036.5**	2,553.3	18.9	2,776.9	(8.1)
Purchased capacity costs	**66.9**	80.7	(17.1)	**313.7**	302.8	3.6	14.3	NM
Total Operating Expenses	**810.5**	729.8	11.1	**3,350.2**	2,856.1	17.3	2,791.2	2.3
Operating Income (Loss)	**(84.9)**	17.5	NM	**(128.9)**	213.8	NM	(98.7)	NM
Interest income	**13.1**	15.1		**51.3**	64.8		56.3	
Interest expense	**(25.0)**	(21.3)		**(92.5)**	(86.2)		(73.3)	
Interest capitalized	**4.1**	6.6		**20.2**	25.7		21.5	
Other—net	**(0.7)**	(2.7)		**(3.4)**	(3.1)		(0.5)	
	(8.5)	(2.3)		**(24.4)**	1.2		4.0	
Income (Loss) Before Income Tax	**$(93.4)**	$ 15.2	NM	**$ (153.3)**	$ 215.0	NM	$ (94.7)	NM
Mainline Operating Statistics:								
Revenue passengers (000)	**3,772**	4,191	(10.0)	**16,809**	17,558	(4.3)	17,165	2.3
RPMs (000,000) "traffic"	**4,302**	4,498	(4.4)	**18,712**	18,451	1.4	17,822	3.5
ASMs (000,000) "capacity"	**5,590**	6,020	(7.1)	**24,218**	24,208	0.0	23,278	4.0
Passenger load factor	**77.0%**	74.7%	2.3pts	**77.3%**	76.2%	1.1pts	76.6%	(0.4)pts
Yield per passenger mile	**14.01¢**	13.62¢	2.8	**14.13¢**	13.81¢	2.3	13.76¢	0.3
Operating revenues per ASM "RASM"	**11.78¢**	11.22¢	5.0	**12.06¢**	11.52¢	4.7	11.50¢	0.2
Impact of change in Mileage Plan terms per ASM	**—**	—	NM	**0.17¢**	—	NM	—	NM
Passenger revenue per ASM	**10.78¢**	10.18¢	5.9	**10.92¢**	10.52¢	3.7	10.54¢	(0.2)
Operating expenses per ASM	**13.30¢**	10.78¢	23.4	**12.54¢**	10.55¢	18.9	11.93¢	(11.6)
Aircraft fuel cost per ASM	**5.34¢**	3.02¢	76.4	**4.80¢**	3.05¢	57.4	3.25¢	(6.2)
Restructuring charges per ASM	**0.16¢**	—	NM	**0.05¢**	—	NM	0.11¢	NM
Fleet transition costs per ASM	**—**	—	NM	**0.20¢**	—	NM	0.81¢	NM
Aircraft fuel cost per gallon	**$ 3.95**	$ 2.09	89.0	**$ 3.48**	$ 2.08	67.3	$ 2.14	(2.8)
Economic fuel cost per gallon	**$ 2.52**	$ 2.48	1.6	**$ 3.00**	$ 2.20	36.4	$ 1.92	14.6
Fuel gallons (000,000)	**75.5**	87.2	(13.4)	**333.8**	354.3	(5.8)	354.3	0.0
Average number of full-time equivalent employees	**9,156**	9,672	(5.3)	**9,628**	9,679	(0.5)	9,322	3.8
Aircraft utilization (blk hrs/day)	**10.0**	10.7	(6.5)	**10.6**	10.9	(2.8)	11.0	(0.9)
Average aircraft stage length (miles)	**995**	946	5.2	**979**	926	5.7	919	0.8
Operating fleet at period-end	**110**	115	(5)a/c	**110**	115	(5)a/c	114	1a/c
Purchased Capacity Operating Statistics:								
RPMs (000,000)	**227**	287	(20.9)	**1,100**	1,099	0.1	41	NM
ASMs (000,000)	**316**	386	(18.1)	**1,469**	1,453	1.1	67	NM
Passenger load factor	**71.8%**	74.4%	(2.6)pts	**74.9%**	75.6%	(0.7)pts	61.2%	NM
Yield per passenger mile	**29.47¢**	25.05¢	17.6	**27.35¢**	25.61¢	6.8	40.00¢	NM
Operating revenue per ASM	**21.17¢**	18.63¢	13.7	**20.48¢**	19.37¢	5.7	24.48¢	NM
Operating expenses per ASM	**21.17¢**	20.91¢	1.3	**21.35¢**	20.84¢	2.5	21.34¢	NM

NM = Not Meaningful

HORIZON AIR FINANCIAL AND STATISTICAL DATA

	Three Months Ended December 31			Year Ended December 31				
	2008	2007	% Change	2008	2007	% Change	2006	% Change
Financial Data (in millions):								
Operating Revenues:								
Passenger—brand flying	**$ 98.5**	$ 99.2	(0.7)	**$429.2**	$391.3	9.7	$359.1	9.0
Passenger—capacity purchase arrangements (a)	**62.5**	80.4	(22.3)	**293.7**	317.9	(7.6)	274.0	16.0
Total passenger revenue	**161.0**	179.6	(10.4)	**722.9**	709.2	1.9	633.1	12.0
Freight and mail	**0.6**	0.5	20.0	**2.7**	2.3	17.4	3.9	(41.0)
Other—net	**2.1**	1.8	16.7	**8.3**	6.9	20.3	7.0	(1.4)
Total Operating Revenues	**163.7**	181.9	(10.0)	**733.9**	718.4	2.2	644.0	11.6
Operating Expenses:								
Wages and benefits	**46.9**	51.1	(8.2)	**194.1**	201.3	(3.6)	189.7	6.1
Variable incentive pay	**1.4**	1.3	7.7	**5.6**	7.3	(23.3)	9.1	(19.8)
Aircraft fuel, including hedging gains and losses	**60.4**	38.3	57.7	**236.0**	138.8	70.0	116.5	19.1
Aircraft maintenance	**10.7**	23.1	(53.7)	**58.2**	92.0	(36.7)	73.9	24.5
Aircraft rent	**13.2**	15.7	(15.9)	**56.9**	65.6	(13.3)	69.3	(5.3)
Landing fees and other rentals	**13.6**	14.1	(3.5)	**57.2**	56.9	0.5	46.9	21.3
Contracted services	**7.1**	7.2	(1.4)	**29.1**	27.1	7.4	27.0	0.4
Selling expenses	**6.4**	7.7	(16.9)	**31.1**	31.2	(0.3)	31.5	(1.0)
Depreciation and amortization	**8.7**	8.6	1.2	**37.5**	33.9	10.6	18.5	83.2
Food and beverage service	**0.5**	0.7	(28.6)	**2.6**	2.8	(7.1)	2.9	(3.4)
Other	**9.0**	12.3	(26.8)	**42.7**	48.0	(11.0)	46.9	2.3
Fleet transition costs—CRJ-700	**6.7**	—	NM	**13.5**	—	NM	—	NM
Fleet transition costs—Q200	**0.5**	3.5	NM	**10.2**	14.1	NM	—	NM
Total Operating Expenses	**185.1**	183.6	0.8	**774.7**	719.0	7.7	632.2	13.7
Operating Income (Loss)	**(21.4)**	(1.7)	NM	**(40.8)**	(0.6)	NM	11.8	NM
Interest income	**1.6**	1.1		**5.4**	4.5		3.7	
Interest expense	**(6.7)**	(4.5)		**(23.6)**	(16.6)		(7.4)	
Interest capitalized	**0.7**	0.3		**3.0**	2.1		3.2	
Other—net	**0.1**	—		**0.2**	(0.1)		—	
	(4.3)	(3.1)		**(15.0)**	(10.1)		(0.5)	
Income (Loss) Before Income Tax	**$ (25.7)**	$ (4.8)	NM	**$ (55.8)**	$ (10.7)	NM	$ 11.3	NM
Combined Operating Statistics: (a)								
Revenue passengers (000)	**1,636**	1,930	(15.2)	**7,390**	7,552	(2.1)	6,860	10.1
RPMs (000,000) "traffic"	**561**	723	(22.4)	**2,635**	2,918	(9.7)	2,691	8.4
ASMs (000,000) "capacity"	**786**	996	(21.1)	**3,617**	3,978	(9.1)	3,632	9.5
Passenger load factor	**71.4%**	72.6%	(1.2)pts	**72.9%**	73.4%	(0.5)pts	74.1%	(0.7)pts
Yield per passenger mile	**28.70¢**	24.84¢	15.5	**27.43¢**	24.30¢	12.9	23.53¢	3.3
Operating revenues per ASM (RASM)	**20.83¢**	18.26¢	14.0	**20.29¢**	18.06¢	12.4	17.73¢	1.9
Passenger revenue per ASM	**20.48¢**	18.03¢	13.6	**19.99¢**	17.83¢	12.1	17.43¢	2.3
Operating expenses per ASM	**23.55¢**	18.43¢	27.8	**21.42¢**	18.07¢	18.5	17.41¢	3.8
Aircraft fuel cost per ASM	**7.69¢**	3.85¢	99.6	**6.53¢**	3.49¢	87.1	3.21¢	8.7
CRJ-700 fleet transition costs per ASM	**0.85¢**	—	NM	**0.37¢**	—	NM	—	NM
Q200 fleet transition costs per ASM	**0.06¢**	0.35¢	NM	**0.28¢**	0.35¢	NM	—	NM
Aircraft fuel cost per gallon	**$ 4.08**	$ 2.18	87.2	**$ 3.53**	$ 2.14	65.0	$ 2.14	0.0
Economic fuel cost per gallon	**$ 2.58**	$ 2.54	1.6	**$ 3.05**	$ 2.28	33.8	$ 1.93	18.1
Fuel gallons (000,000)	**14.8**	17.6	(15.9)	**66.9**	64.8	3.2	54.3	19.3
Average number of full-time equivalent employees	**3,466**	3,941	(12.1)	**3,699**	3,897	(5.1)	3,611	7.9
Aircraft utilization (blk hrs/day)	**8.0**	8.4	(4.8)	**8.3**	8.6	(3.5)	8.8	(2.3)
Average aircraft stage length (miles)	**312**	356	(12.4)	**334**	351	(4.8)	331	6.0
Operating fleet at period-end	**59**	70	(11)a/c	**59**	70	(11)a/c	69	1a/c

NM = Not Meaningful

(a) Represents combined information for Horizon flights operated under Capacity Purchase Agreements (CPAs) with Alaska and as Frontier Jet Express (through November 2007). See page 42 for additional line of business information.

ALASKA AIRLINES

Alaska reported a loss before income taxes of $153.3 million during 2008 compared to income before income taxes of $215.0 million in 2007. The $368.3 million difference between the periods is primarily due to the $424.9 million increase in aircraft fuel expense (including hedging gains and losses) compared to the prior period, $47.5 million of fleet transition costs, and $12.9 million of restructuring charges partially offset by a $151.4 million increase in operating revenues.

ALASKA REVENUES

Total operating revenues increased $151.4 million, or 4.9%, in 2008 as compared to 2007. The components of Alaska's revenue are summarized in the following table:

	Years Ended December 31		
(in millions)	2008	2007	% Change
Passenger revenue—mainline	**$2,643.7**	$2,547.2	3.8
Freight and mail	**99.3**	94.2	5.4
Other—net	**135.2**	147.1	(8.1)
Change in Mileage Plan terms	**42.3**	—	NM
Total mainline operating revenues	**$2,920.5**	$2,788.5	4.7
Passenger revenue—purchased capacity	**300.8**	281.4	6.9
Total operating revenues	**$3,221.3**	$3,069.9	4.9

NM = Not Meaningful

Operating Revenue—Mainline

Mainline passenger revenue for the full year increased 3.8% on flat capacity and a 3.7% increase in passenger revenues per available seat mile (PRASM). The increase in mainline PRASM was the result of a 2.3% increase in yields and a 1.1-point increase in load factor compared to the prior-year period. An increase in Mileage Plan redemption revenue and higher ancillary fee revenue contributed significantly to the increase in yields compared to 2007. Although capacity and traffic were relatively flat, traffic declined in the third and fourth quarters as the economic recession deepened. In response, we reduced capacity, with the most significant reductions taking place in the fourth quarter.


Traffic by Quarter
RPMs
5,250
5,000
4,750
4,500
4,250
4,000
3,750
3,500
Q1
Q2
Q3
Q4
2007 2008


Capacity by Quarter
ASMs
6,500
6,000
5,500
5,000
Q1
Q2
Q3
Q4
2007 2008

Our advance bookings currently suggest that load factors will be relatively flat in the first quarter of 2009 compared to the same period in 2008, although that is with a 10% to 11% decline in capacity.

Freight and mail revenues increased $5.1 million, or 5.4%, over 2007. The increase is due to increased yields for freight and mail and freight fuel surcharges, partially offset by a decline in freight volumes compared to the prior year. As fuel prices decline, fuel surcharge revenue is also expected to decline in 2009.

Other—net revenues declined $11.9 million, or 8.1%, primarily as a result of lower commission revenue on the sale of Mileage Plan miles to our non-airline partners. We anticipate lower sales of miles to our affinity card partner in 2009 as general consumer credit card spending declines due to the economic recession.

Change in Mileage Plan Terms

Beginning in August 2008, we reduced the length of time that a Mileage Plan account could be inactive from three years to two years before the account is deleted. As a result of this change in terms, our Mileage Plan liability was reduced by $42.3 million. This benefit is recorded separately in operating revenues as "Change in Mileage Plan terms."

Passenger Revenue—Purchased Capacity

Passenger revenue—purchased capacity increased by $19.4 million over the same period in 2007 because of a 5.7% increase in unit revenues on relatively flat capacity. Unit revenues have increased due to a 6.8% increase in yields, offset by a 0.7-point decline in load factors compared to 2007.

ALASKA EXPENSES

For the year, total operating expenses increased $494.1 million, or 17.3%, compared to 2007 as a result of higher mainline operating costs, most notably aircraft fuel expense (including hedging gains and losses), fleet transition charges and restructuring charges. We believe it is useful to summarize operating expenses as follows, which is consistent with the way expenses are reported internally and evaluated by management.

Operating Expenses (in millions)	Years Ended December 31 2008	2007	% Change
Mainline operating expenses	**$3,036.5**	$2,553.3	18.9
Purchased capacity costs	**313.7**	302.8	3.6
Total Operating Expenses	**$3,350.2**	$2,856.1	17.3

Mainline Operating Expenses

Significant mainline operating expense variances are described below.

Along with our financial and statistical data on page 34, we are presenting here our line-item expenses on a per-ASM basis (in cents). We believe this information is useful to investors because it highlights areas in which costs have increased or decreased either more or less than capacity:

	Years Ended December 31,			CASM Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Wages and benefits	**3.06**	3.11	3.20	(0.05)	(0.09)
Variable incentive pay	**0.07**	0.06	0.12	0.01	(0.06)
Aircraft fuel, including hedging gains and losses	**4.80**	3.05	3.25	1.75	(0.20)
Aircraft maintenance	**0.62**	0.62	0.67	—	(0.05)
Aircraft rent	**0.44**	0.47	0.48	(0.03)	(0.01)
Landing fees and other rentals	**0.69**	0.70	0.68	(0.01)	0.02
Contracted services	**0.54**	0.51	0.50	0.03	0.01
Selling expenses	**0.48**	0.53	0.61	(0.05)	(0.08)
Depreciation and amortization	**0.69**	0.59	0.59	0.10	—
Food and beverage service	**0.20**	0.19	0.21	0.01	(0.02)
Other	**0.70**	0.72	0.70	(0.02)	0.02
Restructuring charges and adjustments	**0.05**	—	0.11	0.05	(0.11)
Fleet transition charges	**0.20**	—	0.81	0.20	(0.81)
Total Mainline Operating Expenses per ASM	**12.54**	10.55	11.93	1.99	(1.38)

Additional line item information is provided below.

Wages and Benefits

Wages and benefits decreased during the full year of 2008 by $11.2 million, or 1.5%, primarily as a result of lower defined-benefit pension costs, overtime, and a 0.5% decrease in full-time equivalent employees compared to 2007.

We currently expect wages and benefits to be flat in 2009 but to increase on a per-ASM basis. Although we expect a significant decline in full-time equivalent employees resulting from the recent reduction in work force, our defined-benefit pension costs are increasing substantially from $48 million in 2008 to an estimated $93 million next year because of poor market returns in 2008. This expectation is exclusive of any potential change in pilot wages that may result from our current contract negotiations.

Variable Incentive Pay

Variable incentive pay for 2008 increased $2.3 million or 17.0%, compared to 2007. The increase is primarily due to higher payouts under our Operational Performance Reward program, offset by lower overall payouts in our profit-sharing plans due to the decline in profitability from 2007. For our incentive pay plans, profit is generally defined as results excluding fleet transition costs, restructuring charges, and other amounts specified in the various incentive plan documents and with fuel stated on an economic basis. Air Group maintains several incentive plans that collectively cover all of our employees and create alignment for employees, customers and shareholders. These plans include both operational and financial performance metrics that, to a large extent, are based on certain annual financial targets.

Aircraft Fuel

Aircraft fuel expense includes both *raw fuel expense* (as defined below) plus the effect of mark-to-market adjustments to our portfolio of hedges included in our income statement as the value of that portfolio increases and decreases. Our aircraft fuel expense is very volatile, even between quarters, because it includes these gains or losses in the value of the underlying instruments as crude oil prices increase or decrease. *Raw fuel expense* is defined as the price that we generally pay at the airport, or the "into-plane" price, including taxes and fees. Raw fuel prices are impacted by world oil prices and refining costs, which can vary by region in the U.S. Raw fuel expense approximates cash paid to suppliers and does not reflect the effect of our fuel hedges.

Aircraft fuel expense increased $424.9 million, or 57.6%, compared to 2007. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31 2008	2007	% Change
Fuel gallons consumed	**333.8**	354.3	(5.8)
Raw price per gallon	**$ 3.31**	$ 2.33	42.1
Total raw fuel expense	**$1,103.8**	$825.7	33.7
Net impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**58.6**	(88.2)	NM
Aircraft fuel expense	**$1,162.4**	$737.5	57.6

NM = Not meaningful

Fuel gallons consumed decreased 5.8% due to the decrease in capacity and the improved fuel efficiency of our fleet as we completed the fleet transition out of the less-efficient MD-80 aircraft to newer, more-efficient B737-800 aircraft on relatively flat capacity for the year. Because the B737-800 aircraft are larger than the MD-80s, the flat capacity came on a 2.6% decline in revenue block hours.

The raw fuel price per gallon increased by 42.1% as a result of higher West Coast jet fuel prices driven by higher crude oil costs for much of the year. Crude oil prices have declined dramatically since the record high set in July 2008. Based on the current price of jet fuel, we expect that the raw fuel price per gallon in the first quarter of 2009 will be significantly lower than in the same period of 2008.

During 2008, we recorded significant mark-to-market losses reflecting a steep decline in the value of our fuel hedge portfolio as fuel prices declined sharply late in the year. During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007. Our hedge portfolio consists primarily of call options that are based on the price of crude oil.

We also evaluate *economic fuel expense*, which we define as *raw fuel expense* less the cash we receive from hedge counterparties for hedges that settle during the period under their original contract expiration terms, offset by the premium expense that we paid for those contracts. A key difference between *aircraft fuel expense* and *economic fuel expense* is the timing of gain or loss recognition on our hedge portfolio. When we refer to *economic fuel expense*, we include gains only when they are realized through a cash receipt from our hedge contract counterparties for those contracts that were settled during the period based on their original contract settlement terms. We believe this is the best measure of the effect that fuel prices are currently having on our business because it most closely approximates the net cash outflow associated with purchasing fuel for our operations. Accordingly, many industry analysts evaluate our results using this measure, and it is the basis for most internal management reporting and incentive pay plans.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31 2008	2007	% Change
Raw fuel expense	**$1,103.8**	$825.7	33.7
Less: cash received from settled hedges, net of premium expense recognized	**(101.8)**	(44.9)	NM
Economic fuel expense	**$1,002.0**	$780.8	28.3
Fuel gallons consumed	**333.8**	354.3	(5.8)
Economic fuel cost per gallon	**$ 3.00**	$ 2.20	36.4

NM = Not meaningful

The total net cash benefit from hedges that settled during 2008, excluding hedges that were terminated early, increased by $56.9 million to $101.8 million compared to 2007. This increase was primarily due to the record high crude oil prices during the year.

As part of our effort to restructure our fuel-hedge portfolio as noted earlier, we terminated a number of contracts originally scheduled to settle in 2009 and 2010 and replaced them with new positions having lower average strike prices. As a result, we realized losses of approximately $41.5 million, representing the difference between the original premiums paid for those contracts when purchased and the amount of cash received from the counterparty on termination of the contracts. We do not anticipate further restructuring of the portfolio at this time. Based on current jet fuel prices, we expect our *economic fuel expense* to be lower in 2009 than in 2008 because of lower crude oil prices.

Aircraft Rent

Aircraft rent declined by $6.6 million, or 5.9% during 2008, because of the retirement of all remaining leased MD-80 aircraft, offset by one additional leased B737-800 aircraft since 2007. We expect aircraft rent will be flat to slightly higher in 2009 as the elimination of the MD-80 rent is offset by lease expense on B737-800 aircraft as we plan to finance six aircraft with sale-leaseback transactions.

Landing Fees and Other Rents

Landing fees and other rents declined by $2.4 million, or 1.4%, compared to 2007. The decline is primarily attributable to the decline in departures resulting in lower landing fees across the system. However, looking forward into 2009, even though we are expecting capacity and departure declines, airport costs may not decline ratably. Airport costs are generally spread across the airlines based on passenger counts and departures. As the industry cuts capacity, airport costs on a per-passenger or per-departure basis will likely increase.

Contracted Services

During 2008, contracted services increased by $6.1 million, or 4.9%, compared to 2007. This is primarily due to efforts to improve our operational performance and the introduction of new stations in our route system where we contract airport services. We expect contracted services to decline approximately 5% in 2009 as we decrease our departures across the system and require less handling at airports.

Selling Expenses

Selling expenses declined $13.3 million, or 10.3%, compared to 2007. The decline is driven by lower ticket distribution fees and lower expenses associated with our Mileage Plan program. We expect selling expenses to increase slightly in 2009 primarily driven by increases in our advertising and marketing efforts tied to our initiative to increase unit revenues.

Depreciation and Amortization

Depreciation and amortization increased $23.6 million, or 16.6%, compared to 2007 as a result of the delivery of 11 B737-800 aircraft delivered in 2008. We expect depreciation and amortization to be about flat in 2009. Although we took delivery of 11 new aircraft in 2008 and expect ten more in 2009, we expect to sell up to four B737-700 aircraft and complete sale-leaseback transactions for six B737-800s.

Other Operating Expenses

Other operating expenses increased primarily because of higher personnel and crew costs, property taxes, and legal fees, partially offset by a decline in passenger remuneration costs stemming from our improved operational performance.

Restructuring Charges and Fleet Transition Costs

In the third quarter of 2008, we announced reductions in work force among union and non-union employees. The non-union employees that were affected by the reduction were terminated in the third quarter, resulting in a $1.6 million severance charge. For union personnel, we offered extended leaves, a voluntary furlough program, and an early-out package with a lump-sum payment based on years of service that included continuation of medical coverage and travel privileges for a specified period. In addition to the voluntary offers, there have been involuntary furloughs to achieve the target reduction in work force. We recorded an $11.3 million charge in 2008 representing the severance payments and estimated medical coverage obligation for the affected union employees.

During 2008, we retired four MD-80 aircraft that were under long-term lease arrangements and placed them in temporary storage at an aircraft storage facility. The $47.5 million charge in the period represents the remaining lease payments under the lease contract and our estimate of maintenance costs that will be incurred in the future to meet the minimum return conditions under the lease requirements.

Mainline Operating Costs per Available Seat Mile (CASM)

Operating costs per ASM (CASM) is an important metric in the industry, and we use it to gauge the effectiveness of our cost-reduction efforts. Our effort to reduce unit costs focuses not only on controlling the actual dollars we spend, but also on increasing our capacity without adding a commensurate amount of cost.

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31		
	2008	**2007**	**% Change**
Total mainline operating expenses per ASM (CASM)	**12.54¢**	10.55¢	18.9
CASM includes the following components:			
Aircraft fuel costs per ASM	**4.80¢**	3.05¢	57.4
Restructuring costs per ASM	**0.05¢**	—	NM
Fleet transition charges per ASM	**0.20¢**	—	NM

NM = Not meaningful

We have separately listed in the above table our fuel costs, restructuring charges and fleet transition costs per ASM. These amounts are included in CASM, but for internal purposes we consistently use unit cost metrics that exclude fuel and certain special items to measure our cost-reduction progress. We believe that such analysis may be important to investors and other readers of these financial statements for the following reasons:

- By eliminating fuel expense and other special items from our unit cost metrics, we believe that we have better visibility into the results of our non-fuel cost-reduction initiatives. Our industry is highly competitive and is characterized by high fixed costs, so even a small reduction in non-fuel operating costs can result in a significant improvement in operating results. In addition, we believe that all domestic carriers are similarly impacted by changes in jet fuel costs over the long run, so it is important for management (and thus investors) to understand the impact of (and trends in) company-specific cost drivers such as labor rates and productivity, airport costs, maintenance costs, etc., which are more controllable by management.
- Mainline cost per ASM excluding fuel and certain special items is one of the most important measures used by managements of both Alaska and Horizon and by the Air Group Board of Directors in assessing quarterly and annual cost performance. For Alaska Airlines, these decision-makers evaluate operating results of the "mainline" operation, which includes the operation of the B737 fleet branded in Alaska Airlines livery. The revenues and expenses associated with purchased capacity are evaluated separately.
- Mainline cost per ASM excluding fuel, fleet transition charges and restructuring charges (and other items as specified in our plan documents) is an important metric for the employee incentive plan that covers company management and executives.
- Mainline cost per ASM excluding fuel and other special items is a measure commonly used by industry analysts, and we believe it is the basis by which they compare our airlines to others in the industry. The measure is also the subject of frequent questions from investors.
- Disclosure of the individual impact of certain noted items provides investors the ability to measure and monitor performance both with and without these special items. We believe that disclosing the impact of certain items, such as fleet transition costs and restructuring charges, is important because it provides information on significant items that are not necessarily indicative of future performance. Industry analysts and investors consistently measure our performance without these items for better comparability between periods and among other airlines.
- Although we disclose our "mainline" passenger unit revenues for Alaska, we do not (nor are we able to) evaluate mainline unit revenues excluding the impact that rising fuel costs have had on ticket prices. Economic fuel cost represents approximately 35% of our total mainline operating expenses, excluding fleet transition and restructuring charges and with fuel stated on an economic basis. Fluctuations in our fuel prices often drive changes in unit revenues in the mid-to-long term. Although we believe it is useful to evaluate non-fuel unit costs for the reasons noted above, we would caution readers of these financial statements not to place undue reliance on unit costs excluding fuel as a measure or predictor of future profitability because of the significant impact of fuel costs on our business.

We currently forecast our mainline costs per ASM excluding fuel for the first quarter and the full year of 2009 to be up 11% to 12% and up 7% to 8%, respectively, compared to 2008. The increase in unit costs on a full-year basis is primarily due to the following:

- Expected capacity reductions of 8% for 2009;
- A $45 million increase in defined-benefit pension costs from $48 million in 2008 to an estimated $93 million in 2009;

- An increase of $10 million in maintenance expense due to the timing of planned maintenance events and the start of a power-by-the-hour agreement on our B737-700 and B737-900 aircraft, which is expected to provide cost savings over the life of the agreement, but will result in higher expense in 2009;
- Approximately $10 million in additional aircraft rent that would have been reported as interest expense because of our decision to complete sale-leaseback transactions on six B737-800 aircraft; and
- An approximate $15 million increase in our expected incentive payouts in 2009 compared to 2008. Our current expectation is that our results will be better in 2009 compared to those in 2008. However, actual results can differ significantly as the revenue environment is uncertain and fuel is volatile.

Purchased Capacity Costs

Purchased capacity costs increased $10.9 million to $313.7 million during 2008 compared to $302.8 million in 2007. Of the total, $293.7 million was paid to Horizon under the capacity purchase arrangement (CPA) for 1.4 billion ASMs. This expense is eliminated in consolidation.

HORIZON AIR

Horizon reported a loss before income taxes of $55.8 million during 2008 compared to $10.7 million in 2007. The $45.1 million decline in profitability is primarily due to higher fuel costs and fleet transition costs, partially offset by lower non-fuel operating costs and higher operating revenues.

HORIZON REVENUES

In 2008, operating revenues increased $15.5 million, or 2.2%, compared to 2007. Horizon's passenger revenues are summarized in the table below:

Revenues (in millions) and % of ASMs	Years Ended December 31			
	2008		2007	
	Revenues	% ASMs	Revenues	% ASMs
Passenger revenue from Horizon "brand" flying	**$429.2**	**61**	$391.3	52
Revenue from CPA with Alaska	**293.7**	**39**	283.4	35
Revenue from CPA with Frontier JetExpress	**—**	**—**	34.5	13
Total passenger revenue and % of ASMs	**$722.9**	**100%**	$709.2	100%

Line-of-business information is presented in the table below. In the CPAs, Horizon is insulated from market revenue factors and is guaranteed contractual revenue amounts based on operational capacity. As a result, yield and load factor information for the CPA arrangements are not presented.

	Year Ended December 31, 2008									
	Capacity and Mix			Load Factor		Yield		RASM		
	2008 Actual (000,000)	2007 Actual (000,000)	Change Y-O-Y	Actual	Point Change Y-O-Y	Actual	Change Y-O-Y	2008 Actual	2007 Actual	Change Y-O-Y
Brand Flying	**2,221**	2,086	6.5%	**71.1%**	(0.7)	**27.20¢**	4.1%	**19.82¢**	19.20¢	3.2%
Alaska CPA	**1,396**	1,383	0.9%	**NM**	NM	**NM**	NM	**21.04¢**	20.49¢	2.7%
Frontier CPA	**—**	509	(100.0)%	**NM**	NM	**NM**	NM	**NM**	6.77¢	NM
System Total	**3,617**	3,978	(9.1)%	**72.9%**	(0.5)	**27.43¢**	12.9%	**20.29¢**	18.06¢	12.4%

NM = Not meaningful

System-wide, Horizon's operating unit revenues increased 12.4% compared to 2007. However, the increase was largely due to the shift in capacity out of Frontier JetExpress flying (which produced relatively low RASM because of the nature of the contract) to higher RASM brand and Alaska CPA flying. As mentioned earlier, the Frontier JetExpress operation ceased in November 2007.

Horizon brand flying includes routes in the Horizon system not covered by the Alaska CPA. Horizon has the inventory and revenue risk in these markets. Passenger revenue from Horizon brand flying increased $37.9 million, or 9.7%, on a 6.5% increase in brand capacity and a 3.2% increase in unit revenues. The increase in unit revenues was due to a 4.1% increase in yields in those markets, partially offset by a 0.7-point decline in load factor.

Revenue from the CPA with Alaska totaled $293.7 million during 2008 compared to $283.4 million in 2007. The increase is primarily driven by the 2.7% increase in unit revenues on relatively flat capacity. Under the CPA, the fee paid by Alaska is based on Horizon's operating costs plus a specified margin. This revenue is eliminated in consolidation.

HORIZON EXPENSES

Total operating expenses increased $55.7 million, or 7.7%, as compared to 2007. Along with our financial and statistical data on page 35, we are presenting here our line item expenses on a per-ASM basis (in cents):

	Years Ended December 31,			CASM Change	
	2008	2007	2006	2008 vs. 2007	2007 vs. 2006
Wages and benefits	**5.37**	5.06	5.22	0.31	(0.16)
Variable incentive pay	**0.15**	0.18	0.25	(0.03)	(0.07)
Aircraft fuel, including hedging gains and losses	**6.53**	3.49	3.21	3.04	0.28
Aircraft maintenance	**1.61**	2.31	2.03	(0.70)	0.28
Aircraft rent	**1.57**	1.65	1.92	(0.08)	(0.27)
Landing fees and other rentals	**1.58**	1.43	1.29	0.15	0.14
Contracted services	**0.80**	0.68	0.74	0.12	(0.06)
Selling expenses	**0.86**	0.78	0.87	0.08	(0.09)
Depreciation and amortization	**1.04**	0.85	0.51	0.19	0.34
Food and beverage service	**0.07**	0.07	0.08	—	(0.01)
Other	**1.19**	1.22	1.29	(0.03)	(0.07)
Fleet transition costs—CRJ-700	**0.37**				
Fleet transition costs—Q200	**0.28**	0.35	—	(0.07)	0.35
Total Operating Expenses per ASM	**21.42**	18.07	17.41	3.35	0.66

Significant period-over-period changes in the components of operating expenses are as follows:

Wages and Benefits

Wages and benefits decreased $7.2 million, or 3.6%, primarily as a result of a 5.1% decrease in FTEs. We expect that wages and benefits will decrease in 2009 as compared to 2008 as we continue to reduce capacity, resulting in fewer full-time equivalent employees.

Aircraft Fuel

Aircraft fuel expense increased $97.2 million, or 70.0%, compared to 2007. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Years Ended December 31 2008	2007	% Change
Fuel gallons consumed	**66.9**	64.8	3.2
Raw price per gallon	**$ 3.36**	$ 2.41	39.4
Total raw fuel expense	**$225.0**	$156.2	44.0
Impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**11.0**	(17.4)	NM
Aircraft fuel expense	**$236.0**	$138.8	70.0

NM = Not meaningful

The 3.2% increase in consumption was driven by the elimination of Frontier JetExpress flying in 2007. As those aircraft were redeployed into the Horizon fleet, Horizon began purchasing the fuel, whereas under the JetExpress arrangement, fuel was purchased by Frontier. Offsetting these increases in fuel consumption is the decline in system capacity, which has led to lower fuel consumption needs. Additionally, we have had improved fuel efficiency of our fleet resulting from new Q400 aircraft deliveries as they replaced outgoing Q200 aircraft.

The raw fuel price per gallon increased by 39.4% as a result of higher West Coast jet fuel prices driven by higher average crude oil costs and refinery margins.

As at Alaska, we recorded significant mark-to-market losses in 2008 reflecting a steep decline in the value of our fuel hedge portfolio as fuel prices declined sharply throughout the year. During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Years Ended December 31 2008	2007	% Change
Raw fuel expense	**$225.0**	$156.2	44.0
Less: cash received from settled hedges, net of premium expense recognized	**(20.9)**	(8.5)	NM
Economic fuel expense	**$204.1**	$147.7	38.2
Fuel gallons consumed	**66.9**	64.8	3.2
Economic fuel cost per gallon	**$ 3.05**	$ 2.28	33.8

NM = Not meaningful

The total net cash benefit from hedges that settled during 2008, excluding hedges that were terminated early, increased by $12.4 million to $20.9 million compared to 2007. This increase was primarily due to the record high crude oil prices during the year.

Like Alaska, as part of the effort to restructure our fuel-hedge portfolio, we terminated a number of contracts originally scheduled to settle in 2009 and 2010 and replaced them with new positions with lower average strike prices. As a result, we realized losses of approximately $8.5 million representing the difference between the original premiums paid for those contracts when purchased and the amount of cash received from the counterparty on termination of the contracts. We do not anticipate further restructuring of the portfolio at this time. Based on current jet fuel prices, we expect our *economic fuel expense* to be lower in 2009 than in 2008 because of lower crude oil prices.

Aircraft Maintenance

Aircraft maintenance expense decreased $33.8 million, or 36.7%, primarily as a result of fewer maintenance events and cost savings from process improvements. We currently expect that maintenance expense will increase in 2009 as we are planning for more scheduled events compared to 2008.

Aircraft Rent

Aircraft rent decreased $8.7 million, or 13.3%, from 2007 due to the lease termination of a number of Q200 aircraft along with the sublease of additional Q200 aircraft and two CRJ-700 aircraft to third parties. We expect that aircraft rent will decline in 2009 as a result of the further transition out of leased CRJ-700 aircraft.

Depreciation and Amortization

Depreciation and amortization increased $3.6 million, or 10.6%, as a result of the two new Q400s that were delivered in 2008 and the full-year depreciation on 13 Q400s delivered in 2007. We own all of these new aircraft. We anticipate that depreciation and amortization expense will continue to increase in 2009 as we take delivery of five more Q400s in the first quarter of 2009.

Fleet Transition Costs

Fleet transition costs associated with the sublease of Q200 aircraft were $8.7 million during 2008 compared to $14.1 million in 2007. All 16 of the Q200 aircraft under the existing sublease arrangement have been delivered. Although we continue to be obligated under the head leases on subleased aircraft, the discounted future lease payments are recorded as fleet transition costs at the time of the removal of the aircraft from operations. We also recorded a $1.5 million charge associated with six additional Q200s that were removed from operating service in 2008 and returned to the lessor.

During 2008, as a result of the Board's decision to retire the CRJ-700 fleet earlier than expected, we recorded a $5.5 million impairment charge associated with two owned CRJ-700 aircraft and related spare parts, $6.7 million associated with a net loss on the sublease arrangement for two leased CRJ-700 aircraft and $1.3 million for severance charges related to a reduction in work force. We expect to have further charges related to the exit of the CRJ-700 fleet in 2009, although we are unable to estimate the timing and amount of those charges at this time.

Operating Costs per Available Seat Mile (CASM)

Our operating costs per ASM are summarized below:

	Years Ended December 31		
	2008	**2007**	**% Change**
Total operating expenses per ASM (CASM)	**21.42¢**	18.07¢	18.5
CASM includes the following components:			
Fuel costs per ASM	**6.53¢**	3.49¢	87.1
Fleet transition costs per ASM	**0.65¢**	0.35¢	NM

NM = Not meaningful

We currently forecast our costs per ASM excluding fuel and the CRJ fleet transition costs to be up about 3% to 4% and 6% to 7% for the first quarter and full year 2009, respectively, compared to 2008. The expected full-year increase in unit costs is primarily attributable to the expected 8% to 10% capacity reduction and an increase in maintenance costs, offset by declines in Q200 fleet transition costs other non-fuel operating costs.

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $41.0 million in 2008 compared to $10.4 million in 2007. Interest income declined by $11.5 million compared to 2007, primarily as a result of lower average portfolio returns, partially offset by a higher average cash and marketable securities balance. Interest expense increased $14.3 million because of new debt arrangements in 2007 and 2008, partially offset by lower interest rates on our variable-rate debt. Capitalized interest declined $4.6 million from 2007, resulting from a decrease in pre-delivery deposits in connection with our orders for B737-800 and Bombardier Q400 aircraft.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on income (loss) before income taxes for 2008 was 36.3% compared to an effective income tax rate of 38.0% in 2007. The effective rate for 2007 was positively impacted by $2.1 million in credits resulting from a favorable outcome of the state income tax matters referred to in Note 11. Excluding this benefit, our effective tax rate would have been 39.0%. The difference between the effective tax rates for both periods and our marginal tax rate of approximately 37.5% is primarily the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards.

2007 COMPARED WITH 2006

Our consolidated net income for 2007 was $124.3 million, or $3.07 per diluted share, compared to a net loss of $54.5 million, or $1.44 per share, in 2006.

Both the 2007 and 2006 results include adjustments to reflect the timing of gain or loss recognition resulting from mark-to-market accounting on fuel hedge portfolio and other certain significant items noted below that affect the comparability of the years:

- Our 2006 consolidated net loss includes charges of $189.5 million ($118.5 million after tax) associated with our fleet transition plan (See Note 2 to the consolidated financial statements);
- We recorded restructuring charges of $24.8 million ($15.5 million after tax) in 2006 associated with the severance packages offered to eligible employees affected by new contracts;

We believe disclosure of the impact of these individual charges is useful information to investors because of the reasons provided above in the "2008 Compared With 2007" section.

ALASKA AIRLINES

Alaska reported income before income taxes of $215.0 million during 2007 compared to a loss before income taxes of $94.7 million in 2006. The $309.7 million difference between the years is primarily due to the fleet transition and restructuring charges recognized in 2006 totaling $218.4 million.

ALASKA REVENUES

Total operating revenues increased $377.4 million, or 14.0%, in 2007 as compared to 2006. The Capacity Purchase Agreement with Horizon, which was new in 2007, made up $265.0 million of the increase, with mainline revenues contributing $112.4 million of the increase.

Operating Revenue—Mainline

Mainline passenger revenue increased 3.8% on a 4.0% increase in available seat miles offset by a modest decline in mainline passenger revenue per available seat mile (PRASM). The slight decline in PRASM was the result of a 0.3% increase in yields, offset by a 0.4-point decline in load factor compared to the prior period.

Freight and mail revenue was flat compared to 2006. This is primarily due to a decline in freight and mail volumes resulting from lower capacity that stemmed from the delay in the conversion of four of our B737-400 passenger aircraft to combi aircraft, offset by an increase in cargo yields, including those coming through fuel surcharges.

Other—net revenues increased $17.5 million, or 13.5%, primarily as a result of higher commission revenue associated with the sale of mileage credits to our bank partner.

Passenger Revenue—Purchased Capacity

Passenger revenue —purchased capacity increased by $265.0 million to $281.4 million because of the CPA with Horizon. In 2006, Horizon recorded $221.5 million in revenues for markets covered by the prior revenue-sharing arrangement. Yields in those markets declined 3.3% and load factor increased 1.5 points on a 29.7% increase in capacity.

ALASKA EXPENSES

For the year, total operating expenses increased $64.9 million compared to 2006 as a result of new purchased capacity costs recorded under the CPA with Horizon, offset by a decline in mainline operating costs.

Mainline Operating Expenses

Total mainline operating costs for 2007 declined by $223.6 million or 8.0% compared to 2006. The absence of the fleet transition costs and restructuring charges in 2007, and lower aircraft fuel expense resulting from mark-to-market gains associated with the value of our fuel hedge portfolio were the primary causes of the decline.

Wages and Benefits

Wages and benefits were relatively flat in 2007 compared to 2006, primarily as a result of the following:

- a 3.8% increase in full-time equivalents. The number of full-time equivalent employees increased largely as a result of our initiatives in 2007 to improve our on-time performance and other operational goals;
- an increase in the number of flight attendants as we transitioned to B737-800s, which have four flight attendants, compared to three in the MD-80 aircraft that were replaced; and
- normal step, scale and market-based wage increases.

These increases were offset by the following:

- 2006 included a $2.7 million contract-signing bonus paid to our flight attendants and a $1.9 million contract-signing bonus paid to our clerical, office and passenger service employees and our ramp service and stores agents; and
- a reduction of $15.6 million in expenses associated with our defined-benefit plans as more of our employees transition over to an enhanced defined-contribution plan, offset by a $1.2 million increase in defined-contribution plan expense.

Variable Incentive Pay

Variable incentive pay for 2007 decreased $14.2 million or 51.3%, compared to 2006. The decrease results from lower annual expense under the various Air Group profit-based incentive plans as our profitability was lower than originally expected, offset by higher expenses associated with our Operational Performance Rewards plan.

Aircraft Fuel

Aircraft fuel decreased $19.5 million, or 2.6%, in 2007 compared to 2006. The elements of the change are illustrated in the following table:

	Year Ended December 31		
(in millions, except per-gallon amounts)	2007	2006	% Change
Fuel gallons consumed	**354.3**	354.3	0.0
Raw price per gallon	**$ 2.33**	$ 2.16	7.9
Total raw fuel expense	**$825.7**	$765.6	7.9
Impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**(88.2)**	(8.6)	NM
Aircraft fuel expense	**$737.5**	$757.0	(2.6)

NM = Not meaningful

Fuel gallons consumed were flat on a 4.0% increase in capacity because of the improved fuel efficiency of our fleet as we transitioned out of the less-efficient MD-80 aircraft to newer, more-efficient B737-800 aircraft.

The raw fuel price per gallon increased by 7.9% as a result of higher West Coast jet fuel prices driven by higher crude oil costs.

During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007. In 2006, we recorded a mark-to-market loss, as oil prices on December 31, 2006 were lower than they were a year earlier.

Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Year Ended December 31 2007	2006	% Change
Raw fuel expense	**$825.7**	$765.6	7.9
Less: cash received from settled hedges	**(44.9)**	(87.0)	NM
Economic fuel expense	**$780.8**	$678.6	15.1
Fuel gallons consumed	**354.3**	354.3	0.0
Economic fuel cost per gallon	**$ 2.20**	$ 1.92	14.6

NM = Not meaningful

Aircraft Maintenance

Aircraft maintenance declined by $7.0 million, or 4.5%, compared to the prior year largely as a result of the benefits of our fleet transition as we replaced our aging MD-80s and B737-200C aircraft with newer B737-800 and converted B737-400 aircraft, respectively.

Aircraft Rent

Aircraft rent increased by $1.9 million, or 1.7%, because of the sale and short-term leaseback of substantially all of our owned MD-80 aircraft during the second quarter of 2007 and the addition of two new leased B737-800 aircraft in the fourth quarter of 2006, partially offset by the buyout of five leased MD-80 aircraft in the third quarter of 2006.

Landing Fees and Other Rentals

Landing fees and other rentals increased by $11.9 million, or 7.5%, compared to 2006 as a result of higher costs at Seattle-Tacoma International and other airports.

Selling Expenses

Selling expenses declined by $12.2 million, or 8.6%, compared to 2006 as a result of lower ticket distribution costs and credit card fees that resulted from new contracts that were put into place in the fourth quarter of 2006. The 2006 amount also included $3.7 million paid to Horizon under the revenue-sharing arrangement in certain designated markets that existed in 2006, compared to zero in 2007 because of the new CPA. These declines were partially offset by higher advertising costs.

Depreciation and Amortization

Depreciation and amortization increased $4.5 million, or 3.3%, compared to 2006. This is primarily the result of 10 new B737-800 aircraft delivered in 2006 and 14 in 2007, partially offset by the sale and leaseback of 20 MD-80s in 2007.

Other Operating Expenses

Other operating expenses increased because of higher passenger remuneration costs, crew costs, professional fees, software license and maintenance costs, higher property taxes, and other costs, offset by lower liability insurance expense because of better rates negotiated in December 2006.

Mainline Operating Costs per Available Seat Mile (CASM)

Operating costs per ASM (CASM) is an important metric in the industry, and we use it to gauge the effectiveness of our cost-reduction efforts. Our effort to reduce unit costs focuses not only on controlling the actual dollars we spend, but also on increasing our capacity without adding a commensurate amount of cost.

Our mainline operating costs per mainline ASM are summarized below:

	Years Ended December 31 2007	2006	% Change
Total mainline operating expenses per ASM (CASM)	**10.55¢**	11.93¢	(11.6)
CASM includes the following components:			
Fuel costs per ASM	**3.05¢**	3.25¢	(6.2)
Fleet transition costs per ASM	**—**	0.81	NM
Restructuring charges per ASM	**—**	0.11¢	NM

NM = Not meaningful

HORIZON AIR

Horizon reported a loss before income taxes of $10.7 million during 2007 compared to income before income taxes of $11.3 million in 2006. The $22.0 million decrease is primarily due to higher operating costs, including higher fuel costs and fleet transition costs of $14.1 million, partially offset by higher operating revenues.

HORIZON AIR REVENUES

In 2007, operating revenues increased $74.4 million, or 11.6%, compared to 2006.

Horizon's passenger revenues are summarized in the table below:

Revenues (in millions) and % of ASMs	Years Ended December 31 2007 Revenues	2007 % ASMs	2006 Revenues	2006 % ASMs
Passenger revenue from Horizon "brand" flying	**$391.3**	**52**	$359.1	48
Revenue from CPA with Alaska	**283.4**	**35**	n/a	n/a
Passenger revenue—Alaska revenue share markets	**n/a**	**n/a**	221.5	29
Revenue from CPA with Frontier JetExpress	**34.5**	**13**	52.5	23
Total Passenger Revenue and % of ASMs	**$709.2**	**100%**	$633.1	100%

Horizon's system-wide operating revenues per ASM increased by 1.9% from 2006. The increase was largely due to the shift in capacity out of Frontier JetExpress flying (which produced relatively low RASM because of the terms of the contract and the longer-haul nature of the flying) to higher RASM brand and Alaska CPA flying.

Line-of-business information is presented in the table below. In both CPA arrangements, Horizon is insulated from market revenue factors and is guaranteed contractual revenue amounts based on operational capacity. As a result, yield and load factor information for the CPA arrangements are not presented.

	Year Ended December 31, 2007									
	Capacity and Mix				Load Factor		Yield		RASM	
	Actual (000,000)	% Change Yr-over-Yr	Current % Total	Point Change Yr-over-Yr	Actual	Point Change Yr-over-Yr	Actual	% Change Yr-over-Yr	Actual	% Change Yr-over-Yr
Brand Flying	**2,086**	19.6	**52%**	4 pts	**71.8%**	(2.4) pts	**26.14¢**	(5.9)	**19.20¢**	(8.8)
Alaska CPA	**1,383**	29.7	**35%**	6 pts	**NM**	NM	**NM**	NM	**20.49¢**	(2.7)
Frontier CPA	**509**	(38.1)	**13%**	(10) pts	**NM**	NM	**NM**	NM	**6.77¢**	6.0
System Total	**3,978**	9.5	**100%**	—	**73.4%**	(0.7) pts	**24.30¢**	3.3	**18.06¢**	1.9

NM = Not meaningful

Horizon brand flying includes routes in the Horizon system not covered by the Alaska CPA. Horizon has the inventory and revenue risk in these markets. Passenger revenue from Horizon brand flying increased $32.2 million, or 9.0%, on a 19.6% increase in brand capacity offset by an 8.8% decline in unit revenues. The decline in unit revenues was due to a 2.4-point reduction in load factor, along with a 5.9% decline in yields, resulting from increased competition in many of these brand markets and from intentional pricing actions taken in certain markets to fill the additional capacity.

Revenue from the CPA with Alaska totaled $283.4 million during 2007. Under the CPA, the fee paid by Alaska is based on Horizon's actual operating costs plus a specified margin. Under the prior revenue-sharing arrangement, Alaska made a payment to Horizon equal to Horizon's loss in those markets, if any, and a quarterly bonus that was based on Alaska's overall operating margin. Alternatively, Horizon made a payment to Alaska if those markets were profitable.

Revenue from the Frontier JetExpress flying declined 34.3% from $52.5 million in 2006 to $34.5 million in 2007 on a 38.1% decline in ASMs. The ASM decline is consistent with the wind-down of the JetExpress arrangement that occurred throughout 2007.

HORIZON EXPENSES

Total operating expenses increased $86.8 million, or 13.7%, as compared to 2006.

Explanations of significant year-over-year changes in the components of operating expenses in dollar terms are as follows:

Wages and Benefits

Wages and benefits increased $11.6 million, or 6.1%, as a result of a slight increase in full-time equivalent employees, higher wages due to market and step increases, and an increase in our group medical costs.

Aircraft Fuel

Aircraft fuel expense increased $22.3 million, or 19.1%, compared to 2006. The elements of the change are illustrated in the following table:

(in millions, except per-gallon amounts)	Year Ended December 31 2007	2006	% Change
Fuel gallons consumed	**64.8**	54.3	19.3
Raw price per gallon	**$ 2.41**	$ 2.19	10.0
Total raw fuel expense	**$156.2**	$119.1	31.2
Impact on fuel expense from (gains) and losses arising from fuel-hedging activities	**(17.4)**	(2.6)	NM
Aircraft fuel expense	**$138.8**	$116.5	19.1

NM = Not meaningful

The 19.3% increase in consumption was driven by the return of all nine CRJ-700s from Frontier JetExpress and the introduction of several new Q400s into the fleet, replacing smaller Q200s. Under the Frontier JetExpress arrangement, fuel was purchased by Frontier.

The raw fuel price per gallon increased by 10% as a result of higher West Coast jet fuel prices driven by higher crude oil costs.

During 2007, we recorded mark-to-market gains reflecting an increase in the value of our fuel hedge portfolio between December 31, 2006 and December 31, 2007. In 2006, we recorded a mark-to-market loss, as oil prices on December 31, 2006 were lower than they were a year earlier.

We realized gains of $8.5 million from settled hedge contracts in 2007, compared to $14.1 million in 2006. Our *economic fuel expense* is calculated as follows:

(in millions, except per-gallon amounts)	Year Ended December 31 2007	2006	% Change
Raw fuel expense	**$156.2**	$119.1	31.2
Less: cash received from settled hedges	**(8.5)**	(14.1)	NM
Economic fuel expense	**$147.7**	$105.0	40.7
Fuel gallons consumed	**64.8**	54.3	19.3
Economic fuel cost per gallon	**$ 2.28**	$ 1.93	18.1

NM = Not meaningful

Like Alaska, our fuel hedge protection declined substantially in 2007 as the strike price of our hedges was closer to current oil prices compared to those in place during the previous two years. The total cash benefit from hedges that settled during the period declined to $8.5 million in 2007 from $14.1 million in 2006.

Aircraft Maintenance

Aircraft maintenance expense increased $18.1 million, or 24.5%, primarily as a result of a higher number of engine events, including scheduled events on our CRJ-700 engines.

Aircraft Rent

Aircraft rent declined by $3.7 million, or 5.3%, primarily as a result of the reduction in the number of leased Q200 aircraft in our operating fleet. These leased aircraft were replaced with new, owned Q400s during the year.

Depreciation and Amortization

Depreciation and amortization increased $15.4 million, or 83.2%, as a result of the 13 new Q400s that were delivered in 2007. We own all of these new aircraft.

Fleet Transition Costs

Fleet transition costs associated with the sublease of Q200 aircraft were $14.1 million in 2007 as a result of 11 Q200 aircraft that were delivered to a third party.

Operating Costs per Available Seat Mile (CASM)

As discussed above, operating costs per ASM (CASM) is an important metric in the industry and we use it to gauge the effectiveness of our cost-reduction efforts.

Our operating costs per ASM are summarized below:

	Years Ended December 31 2007	2006	% Change
Total operating expenses per ASM (CASM)	**18.07¢**	17.41¢	3.8
CASM includes the following components:			
Fuel costs per ASM	**3.49¢**	3.21¢	8.7
Fleet transition costs per ASM	**0.35¢**	—	NM

CONSOLIDATED NONOPERATING INCOME (EXPENSE)

Net nonoperating expense was $10.4 million in 2007 compared to $0.5 million in 2006. Interest income declined by $0.4 million compared to 2006, primarily as a result of a lower average cash and marketable securities balance, partially offset by higher average portfolio returns. Interest expense increased $10.0 million because of new debt arrangements in 2006 and 2007 and increases in the average interest rate on our variable-rate debt. This increase was offset by the conversion to equity of our $150 million senior convertible notes in April 2006, which eliminated further interest expense on those notes. Other-net increased $2.6 million, and includes a $3.75 million expense in 2007 associated with our investment in Row 44 given their early stage nature. Capitalized interest increased $3.1 million from 2006, resulting from an increase in pre-delivery deposits in connection with our orders for B737-800 and Bombardier Q400 aircraft.

CONSOLIDATED INCOME TAX EXPENSE (BENEFIT)

Our consolidated effective income tax rate on income (loss) before income taxes for 2007 was 38.0% compared to an effective income tax rate of 40.0% in 2006. The effective rate for 2007 was positively impacted by $2.1 million in credits resulting from a favorable outcome of the state income tax matters referred to in Note 11. Excluding this benefit, our effective tax rate would have been 39.0%, which is different from our marginal 2007 tax rate of 37.4%. The difference is primarily due to the magnitude of nondeductible expenses, such as employee per-diem costs and stock-based compensation expense recorded for certain stock awards. The 2006 year includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006. Excluding this benefit, our effective tax benefit rate for 2006 would have been 33.8%.

CRITICAL ACCOUNTING ESTIMATES

The discussion and analysis of our financial position and results of operations in this MD&A is based upon our consolidated financial statements. The preparation of these financial statements requires us to make estimates and judgments that affect our financial position and results of operations. See Note 1 to the consolidated financial statements for a description of our significant accounting policies. Critical accounting estimates are defined as those that are reflective of significant judgment and uncertainties, and that potentially may result in materially different results under varying assumptions and conditions. Management has identified the following critical accounting estimates and has discussed the development, selection and disclosure of these policies with our audit committee.

MILEAGE PLAN

Our Mileage Plan loyalty program awards miles to member passengers who fly on Alaska or Horizon and our many travel partners. Additionally, we sell miles to third parties, such as our bank partner, for cash. In either case, the outstanding miles may be redeemed for travel on Alaska, Horizon or any of our alliance partners. As long as the Mileage Plan is in existence, we have an obligation to provide this future travel. For awards earned by passengers who fly on Alaska, Horizon or our travel partners, we recognize a liability and the corresponding selling expense for this future obligation. For miles sold to third parties, the majority of the sales proceeds are recorded as deferred revenue and recognized when the award transportation is provided. The commission component of these sales proceeds (defined as the proceeds we receive from the sale of mileage credits minus the amount we defer) is recorded as other-net revenue when the cash is received. The deferred revenue is recognized as passenger revenue when awards are issued and flown on Alaska or Horizon, and as other-net revenue for awards issued and flown on partner airlines.

At December 31, 2008, we had approximately 113 billion miles outstanding, resulting in an aggregate liability and deferred revenue balance of $690.4 million. Both the liability and the deferred revenue are determined based on several assumptions that require significant management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption could greatly affect the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. The rate at which we defer sales proceeds from sold miles:

We defer an amount that represents our estimate of the fair value of a free travel award by looking to the sales prices of comparable paid travel. As fare levels change, our deferral rate changes, which may result in the recognition of a higher or lower portion of the cash proceeds from the sale of miles as commission revenue in any given quarter. For example, due to the year-over-year increases in average ticket prices, our deferral rate increased in 2008, resulting in lower commission revenue and an increase in the amount of revenue deferred for miles sold. Holding all other assumptions constant, an additional 1% increase in the deferral rate would have reduced our 2008 commission revenue by approximately $2.6 million.

2. The number of miles that will not be redeemed for travel (breakage):

Members may not reach the mileage threshold necessary for a free ticket, and outstanding miles may not always be redeemed for travel. Therefore, based on the number of Mileage Plan accounts and the miles in the accounts, we estimate how many miles will never be used ("breakage"), and do not record a liability for those miles. Our estimates of breakage consider activity in our members' accounts, account balances, and other factors. We believe our breakage assumptions are reasonable in light of historical experience and future expectations. A hypothetical 1.0% change in our estimate of breakage (currently 12% in the aggregate) has approximately a $7.3 million effect on the liability. Actual breakage could differ significantly from our estimates.

3. The number of miles used per award (i.e., free ticket):

We estimate how many miles will be used per award. For example, our members may redeem credit for free travel to various locations or choose between a highly restricted award and an unrestricted award. If actual miles used are more or less than estimated, we may need to adjust the liability and corresponding expense. Our estimates are based on the current requirements in our Mileage Plan program and historical redemptions on Alaska, Horizon or other airlines.

4. The number of awards redeemed for travel on Alaska or Horizon versus other airlines:

The cost for Alaska or Horizon to carry an award passenger is typically lower than the cost we will pay to other airlines. We estimate the number of awards that will be redeemed on Alaska or Horizon versus on other airlines and accrue the estimated costs based on historical redemption patterns. If the number of awards redeemed on other airlines is higher or lower than estimated, we may need to adjust our liability and corresponding expense.

5. The costs that will be incurred to provide award travel:

When a frequent flyer travels on his or her award ticket on Alaska or Horizon, incremental costs such as food, fuel and insurance are incurred to carry that passenger. We estimate what these costs will be (excluding any contribution to overhead and profit) and accrue a liability. If the passenger travels on another airline on an award ticket, we often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often substantially higher than the costs we would incur to carry that passenger. We estimate how much we will pay to other airlines for future travel awards based on historical redemptions and settlements with other carriers and accrue a liability accordingly. The costs actually incurred by us or paid to other airlines may be higher or lower than the costs that were estimated and accrued, and therefore we may need to adjust our liability and recognize a corresponding expense.

We review significant Mileage Plan assumptions each quarter and change our assumptions if facts and circumstances indicate that a change is necessary. Any such change in assumptions could have a significant effect on our financial position and results of operations.

PENSION PLANS

We account for the defined-benefit pension plans using SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income. Under SFAS No. 158, pension expense is recognized on an accrual basis over employees' approximate service periods and is generally independent of funding decisions or requirements. We recognized expense for our qualified defined-benefit pension plans of $48.0 million, $62.6 million, and $78.3 million in 2008, 2007, and 2006, respectively. We expect the 2009 expense to be significantly higher as a result of the substantial decline in the market value of the plan's assets in 2008.

The calculation of pension expense and the corresponding liability requires the use of a number of important assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions.

Pension expense increases as the expected rate of return on pension plan assets decreases. As of December 31, 2008, we estimate that the pension plan assets will generate a long-term rate of return of 7.75%. This rate was developed using historical data, the current value of the underlying assets, as well as long-term inflation assumptions. We regularly review the actual asset allocation and periodically rebalance investments as appropriate. This expected long-term rate of return on plan assets at December 31, 2008 is based on an allocation of U.S. and non-U.S. equities and U.S. fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 7.75% to 7.25%) would increase our estimated 2009 pension expense by approximately $3.3 million.

Pension liability and future pension expense increase as the discount rate is reduced. We discounted future pension obligations using a rate of 6.20% and 6.00% at December 31, 2008 and 2007, respectively. The discount rate at December 31, 2008 was determined using current rates earned on high-quality long-term bonds with maturities that correspond with the estimated cash distributions from the pension plans. Decreasing the discount rate by 0.5% (from 6.20% to 5.70%) would increase our projected benefit obligation at December 31, 2008 by approximately $78.9 million and increase estimated 2009 pension expense by approximately $8.8 million.

With the exception of the plan covering Alaska's pilots, all of our defined-benefit pension plans are closed to new entrants.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact our future pension expense and liabilities. We cannot predict what these factors will be in the future.

LONG-LIVED ASSETS

As of December 31, 2008, we had approximately $3.2 billion of property and equipment and related assets, net of accumulated depreciation. In accounting for these long-lived assets, we make estimates about the expected useful lives of the assets, changes in fleet plans, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, management decisions regarding the future use of the assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset.

In 2006, we recorded an impairment charge totaling $131.1 million to write down our MD-80 fleet to its estimated fair market value, resulting from our decision to exit the fleet earlier than originally planned. Additionally, we bought five MD-80 aircraft from lessors and terminated the leases for those five aircraft. The total purchase price for the five aircraft was $80.9 million, including assumed debt of $11.6 million. Immediately upon purchase of the aircraft, we evaluated impairment and concluded that the carrying value was not recoverable. As a result, we recorded an additional $58.4 million charge in the third quarter of 2006 for the impairment. See Note 2 in the consolidated financial statements for further discussion about the impairment of the MD-80s.

In 2007, Horizon announced plans to phase out its remaining leased Q200 aircraft and is actively remarketing the remaining six leased operating aircraft. All of these aircraft are leased under operating lease agreements. As a result of this decision, we reassessed the depreciable lives and salvage values of the related rotable and repairable Q200 parts and, as such, we have now depreciated these parts down to their estimated salvage value. We are in the process of disposing of these parts.

In 2008, Horizon announced plans to exit its CRJ-700 fleet as soon as possible, dependent on the ability to remarket the aircraft. As a result of the decision, we determined that the two owned CRJ-700s were impaired and recorded an impairment charge on the aircraft and their related spare parts of $5.5 million in 2008 to reduce the carrying value of these assets to their estimated fair value. We have reassessed the depreciable lives and salvage values of the two owned aircraft and the related spare parts and are depreciating those assets over their remaining estimated useful lives.

There is inherent risk in estimating the fair value of our aircraft and related parts and their salvage values at the time of impairment. Actual proceeds upon disposition of the aircraft or related parts could be materially less than expected, resulting in additional loss. Our estimate of salvage value at the time of disposal could also change, requiring us to increase the depreciation expense on the affected aircraft.

PROSPECTIVE ACCOUNTING PRONOUNCEMENTS

In December 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Standards (SFAS) No. 141R, *Business Combinations*, and SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements.* These standards were issued jointly and will require most identifiable assets, liabilities, noncontrolling interests, and goodwill acquired in a business combination to be recorded at full fair value and will require noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. Both statements are effective for fiscal years beginning on or after December 15, 2008. SFAS No. 141R will be applied only to acquisitions subsequent to the effective date and SFAS No. 160 will be applied prospectively to all noncontrolling interests, including any that arose before the effective date. We do not expect these statements to have a significant impact on our financial position, results of operations, or cash flows.

In March 2008, the FASB issued SFAS No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133.* SFAS 161 requires entities that use derivative instruments to provide certain qualitative disclosures about their objectives and strategies for using such instruments, amounts and location of the derivatives in the financial statements, among other disclosures. SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. Because of the importance and prominence of the Company's fuel-hedging program, management believes that the current disclosures included in quarterly and annual filings include many of the disclosures required under SFAS 161. Therefore, we currently do not anticipate that the adoption of SFAS 161 will have a material impact on the disclosures already provided.

In December 2008, the FASB issued Staff Position FAS 132(R)-1 amending SFAS 132(R), *Employers' Disclosures about Pensions and Other Postretirement Benefits,* which, among other things, expands the disclosures regarding assets in an employer's pension and postretirement benefit plans. The primary change would be to add the fair value hierarchy disclosures required by SFAS No. 157 as it relates to the underlying assets of the pension and postretirement benefit plans. The disclosures required by this position are effective for fiscal years ending after December 15, 2009. This position will only impact our financial statement disclosures and will have no impact on our financial position or results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Because of the current tumultuous economic environment and uncertain demand conditions, we continue to have a significant focus on preserving our liquidity position. In addition to the bank line-of-credit and pre-delivery payment facilities described below, other sources of liquidity may include financing other assets such as the 10 unencumbered aircraft in our fleet, aircraft parts, or receivables or a "forward sale" of mileage credits to our bank partner. We plan to sell up to four B737-700 aircraft in 2009 and we have agreements to complete sale-leaseback financing for six B737-800 by the end of February 2009. The sale-leaseback transactions are expected to result in gross proceeds of $231 million. The current economic environment is hindering the remarketing effort for the B737-700 aircraft and there is no assurance that we will be able to sell these aircraft at an acceptable price.

We believe that our current cash and marketable securities of $1.1 billion combined with future cash flows from operations and other sources of liquidity will fund our operations for the foreseeable future. In our cash and marketable securities portfolio, we invest only in U.S. government securities, asset-backed obligations and corporate debt securities. We do not invest in equities or auction-rate securities. As of December 31, 2008, our net unrealized loss on our $1.1 billion cash and marketable securities balance was $4.0 million.

Our overall investment strategy for our marketable securities portfolio has a primary goal of maintaining and securing its investment principal. Our investment portfolio is managed by reputable financial institutions and continually reviewed to ensure that the investments are aligned with our strategy.

The table below presents the major indicators of financial condition and liquidity.

(In millions, except per-share and debt-to-capital amounts)	December 31, 2008	December 31, 2007	Change
Cash and marketable securities	**$1,077.4**	$ 822.8	$ 254.6
Long-term debt, net of current portion	**1,596.3**	1,124.6	471.7
Shareholders' equity	**661.9**	1,025.4	(363.5)
Long-term debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent	**81%:19%**	70%:30%	(11) pts

During the year ended December 31, 2008, our cash and marketable securities increased $254.6 million to $1.1 billion. The following discussion summarizes the primary drivers of the increase and our expectation of future cash requirements.

ANALYSIS OF OUR CASH FLOWS

Cash Provided by Operating Activities

During 2008, net cash provided by operating activities was $164.3 million, compared to $482.0 million during 2007. The decline of $317.7 million was primarily driven by a $277.6 million increase in economic fuel costs, which approximates the actual cash paid for fuel during the period. Furthermore, we had a $44 million difference in the timing of cash payments received from customers for future travel and we had cash outlays of approximately $156 million of premium cost for new fuel-hedge contracts in 2008 compared to only $17 million in 2007. These declines in operating cash flow were partially offset by the $156.6 million increase in operating revenues in 2008. We typically generate positive cash flows from operations, but anticipate consuming substantially all of that cash plus additional debt proceeds for capital expenditures and debt payments in 2009.

Cash Used in Investing Activities

Our investing activities are primarily made up of capital expenditures associated with our fleet transitions and, to a lesser extent, purchases and sales of marketable securities. Cash used in investing activities was $581.3 million during 2008, compared to $601.8 million in 2007. Our capital expenditures declined by $421.6 million as a result of the purchase of 11 B737-800s and two Q400s in 2008, versus the purchase of 14 B737-800s and 13 Q400s in 2007. This amount was partially offset by the return of $80 million of pre-delivery payments from Boeing resulting from the delay in aircraft deliveries.

We currently expect capital expenditures to be approximately $455 million (of which $405 million is expected to be aircraft-related) during 2009 as we take delivery of ten new B737-800s and five new Q400s. Capital expenditures are expected to decrease significantly in 2010 as we near the end of our committed firm aircraft deliveries. We do have a number of options for both B737-800 and Q400 aircraft available should we decide to convert those into firm commitments. However, a decision to exercise those options is highly dependent on our ability to deploy those new aircraft profitably and generate returns that exceed our cost of capital.

Cash Provided by Financing Activities

We finance a large portion of our capital spending with debt financing. Net cash provided by financing activities was $495.8 million during 2008 compared to $93.4 million during 2007. We obtained debt financing for 12 B737-800 aircraft and 15 Q400 aircraft during 2008 as we endeavored to increase our cash and marketable securities portfolio to help sustain us through the period of significantly high fuel prices and to prepare us for the current economic environment. We also borrowed $194.9 million on our pre-delivery payment facility during the year and drew down $75 million on our bank line of credit facility. Offsetting the borrowings were $343.2 million of debt payments and the repurchase of $48.9 million of our common stock as part of our common stock repurchase program.

We plan to meet our significant capital and operating commitments through internally generated funds from operations and cash and marketable securities on hand, along with additional debt financing and proceeds from our pre-delivery payment facility. We have financing already in place for deliveries of our Q400s through 2010 and we are actively pursuing financing alternatives for the B737-800 deliveries, including sale-leaseback transactions or traditional debt financing. Given the current distress in the financial markets, we may not be able to obtain financing with terms that are acceptable.

Bank Line-of-Credit Facility

Alaska has a $185 million variable-rate credit facility that expires in March 2010. As of December 31, 2008, $75 million is outstanding on this credit facility, which is classified as current long-term debt in the consolidated balance sheet. On September 24, 2008, we entered into the Fourth Amendment to the credit facility that eliminated all previous financial covenants and replaced them with a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million. See Note 6 in the consolidated financial statements for further discussion.

Pre-delivery Payment Facility

Alaska's $172 million variable-rate revolving loan facility is available to provide a portion of the pre-delivery funding requirements of Alaska's purchase of Boeing 737-800 aircraft under the current aircraft purchase agreement. The maximum available amount is reduced to $152 million beginning in August 2009. The facility expires on August 31, 2011. The interest rate is based on one-month LIBOR plus a specified margin. Borrowings are secured by Alaska's rights under the Boeing purchase agreement. The principal amounts outstanding on the facility relate to specified aircraft and will be repaid when Alaska takes delivery of the aircraft, if not sooner. As of December 31, 2008, $39.9 million was outstanding under this facility, all of which is classified as current portion of long-term debt in our consolidated balance sheets.

CONTRACTUAL OBLIGATIONS, COMMITMENTS AND OFF-BALANCE SHEET ARRANGEMENTS

Aircraft Purchase Commitments

At December 31, 2008, we had firm orders to purchase 33 aircraft requiring future aggregate payments of approximately $753.4 million, as set forth below. Alaska has options to acquire 45 additional B737s and Horizon has options to acquire ten Q400s. In addition to aircraft purchased during 2008 as previously discussed, Alaska took delivery of one B737-800 aircraft under an operating lease arrangement.

The following table summarizes aircraft purchase commitments and payments by year, as of December 31, 2008:

	Delivery Period - Firm Orders			
Aircraft	**2009**	**2010**	**2011**	**Total**
Boeing 737-800	10	6	4	20
Bombardier Q400	5	7	1	13
Total	15	13	5	33
Payments (Millions)*	$406.6	$273.6	$73.2	$753.4

* Includes pre-delivery payments to Boeing and Bombardier as well as final aircraft payments.

Three of the B737-800 aircraft and two of the Q400 aircraft were delivered subsequent to December 31, 2008, but before the filing of this Form 10-K. These aircraft were paid for with cash on hand, but are expected to be financed with long-term debt or sale-leaseback arrangements. The remaining aircraft scheduled for delivery in 2009 are expected to be delivered in the first six months of the year.

Because of our capacity reduction plans and the uncertainty around the ultimate disposal of Horizon's CRJ-700 fleet, we have deferred Q400 deliveries from 2009 into 2010 and 2011. Due to the Boeing mechanics strike in 2008, five of our expected 2008 B737-800 deliveries were delayed to 2009 and one of our 2009 deliveries was delayed to 2010. Our working relationships with Boeing and Bombardier have historically allowed us to renegotiate aircraft delivery schedules under certain circumstances, specifically the recent deferral of Q400 deliveries at Horizon. We believe our relationship with these suppliers will continue to allow us some flexibility with aircraft deliveries in the future should we need to adjust our capacity plans.

Contractual Obligations

The following table provides a summary of our principal payments under current and long-term debt obligations, operating lease commitments, aircraft purchase commitments and other obligations as of December 31, 2008.

(in millions)	2009	2010	2011	2012	2013	Beyond 2013	Total
Current and long-term debt obligations (excluding the pre-delivery payment facility)	$ 205.0	$137.3	$172.2	$216.5	$175.4	$ 894.9	$1,801.3
Current and long-term portions of the pre-delivery payment facility	39.9	—	—	—	—	—	39.9
Operating lease commitments (1)	236.8	221.8	183.6	184.7	127.8	399.9	1,354.6
Aircraft purchase commitments	406.6	273.6	73.2	—	—	—	753.4
Interest obligations (2)	103.8	94.7	86.0	74.8	60.6	192.9	612.8
Other obligations (3)(4)	60.1	65.3	51.9	52.2	42.2	54.3	326.0
Total	$1,052.2	$792.7	$566.9	$528.2	$406.0	$1,542.0	$4,888.0

(1) Operating lease commitments generally include aircraft operating leases, airport property and hangar leases, office space, and other equipment leases. The aircraft operating leases include lease obligations for four leased MD-80 aircraft, all of which we retired earlier than expected in connection with our fleet transition plan. We have accrued for these leases based on their discounted future cash flows and we remain obligated under the existing lease contracts on these aircraft.

(2) For variable-rate debt, future obligations are shown above using interest rates in effect as of December 31, 2008.

(3) Includes minimum obligations under our long-term power-by-the-hour maintenance agreements for all B737 engines other than the B737-800.

(4) Excludes $23.7 million of unrecognized tax benefits for which we cannot make a reasonably reliable estimate of the amount and period of payment. See Note 11 to the consolidated financial statements.

Pension Obligations

The table above excludes contributions to our various pension plans, which could be approximately $45 million to $75 million per year based on our historical funding practice, although there is no minimum required contribution in 2009. In addition, recent market performance resulted in a decline in the fair value of plan assets and an increase in the unfunded liability for our qualified defined-benefit pension plans to $444.9 million at December 31, 2008. This results in a 59.4% funded status on a projected benefit obligation basis compared to 86.2% funded as of December 31, 2007.

Credit Card Agreements

We have agreements with a number of credit card companies to process the sale of tickets and other services. Under these agreements, there are material adverse change clauses that, if triggered, could result in the credit card companies holding back a reserve from our credit card receivables. Under one such agreement, we could be required to maintain a reserve if our credit rating is downgraded to or below a rating specified by the agreement. We are not currently required to maintain any reserve under these agreements, but if we were, our financial position and liquidity could be materially harmed.

EFFECT OF INFLATION AND PRICE CHANGES

Inflation and price changes other than for aircraft fuel do not have a significant effect on our operating revenues, operating expenses and operating income.

OTHER

We strive to provide a return to our investors that exceeds the cost of the capital employed in our business. Our targeted return on invested capital (ROIC) is 10%. We have not historically reached this threshold, nor did we in 2008 or 2007. However, our strategic plan is built on the premise of providing an appropriate return to all capital providers.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

We have interest-rate risk on our variable-rate debt obligations and our available-for-sale marketable investment portfolio, and commodity-price risk in jet fuel required to operate our aircraft fleet. We purchase the majority of our jet fuel at prevailing market prices and seek to manage market risk through execution of our hedging strategy and other means. We have market-sensitive instruments in the form of fixed-rate debt instruments and financial derivative instruments used to hedge our exposure to jet-fuel price increases. We do not purchase or hold any derivative financial instruments for trading purposes.

Market Risk – Aircraft Fuel

Currently, our fuel-hedging portfolio consists almost exclusively of crude oil call options. We utilize the contracts in our portfolio as hedges to decrease our exposure to the volatility of jet fuel prices. Call options are designed to effectively cap our cost of the crude oil component of fuel prices, allowing us to limit our exposure to increasing fuel prices. With these call option contracts, we still benefit from the decline in crude oil prices, as there is no downward exposure other than the premiums that we pay to enter into the contracts. Although to a lesser extent, we also use collar structures for fuel hedging purposes. We believe there is risk in not hedging against the possibility of fuel price increases. We estimate that a 10% increase or decrease in crude oil prices as of December 31, 2008 would increase or decrease the fair value of our hedge portfolio by approximately $13.9 million and $12.4 million, respectively.

Additionally, we have entered into fuel purchase contracts that fix the refining margin we pay for approximately 40% of our fuel consumption in the first quarter of 2009.

Our portfolio of fuel hedge contracts was worth $28.3 million at December 31, 2008, for which we have paid $89.1 of premiums to counterparties, compared to a portfolio value of $112.5 million at December 31, 2007. The total value of $28.3 million at December 31, 2008 is net of a $24.1 million liability associated with collar structures that would require future cash outlays if oil prices remained below the strike price. We do not have any collateral held by counterparties to these agreements as of December 31, 2008.

We continue to believe that our fuel hedge program is an important part of our strategy to reduce our exposure to volatile fuel prices. We expect to continue to enter into these types of contracts prospectively, although significant changes in market conditions could affect our decisions. For more discussion, see Note 3 to our consolidated financial statements.

Financial Market Risk

We have exposure to market risk associated with changes in interest rates related primarily to our debt obligations and short-term investment portfolio. Our debt obligations include variable-rate instruments, which have exposure to changes in interest rates. This exposure is somewhat mitigated through our variable-rate investment portfolio. A hypothetical 10% change in the average interest rates incurred on variable-rate debt during 2008 would correspondingly change our net earnings and cash flows associated with these items by approximately $1.8 million. In order to help mitigate the risk of interest rate fluctuations, we have fixed the interest rates on certain existing variable-rate debt agreements over the past several years. Additionally, several of our new debt arrangements entered into during 2006 through 2007 are fixed-rate arrangements. Due to the current low interest rate environment, all of our 2008 debt arrangements have been fixed-rate arrangements. Our variable-rate debt is approximately 20% of our total long-term debt at December 31, 2008 compared to 40% at December 31, 2007.

We also have investments in marketable securities, which are exposed to market risk associated with changes in interest rates. If short-term interest rates were to average 1% more than they did in 2008, interest income would increase by approximately $9.1 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SELECTED QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (unaudited)

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
(in millions, except per share)	2008**	2007**	2008	2007	2008	2007	2008	2007
Operating revenues	**$839.5**	$759.4	**$930.8**	$904.4	**$1,065.2**	$988.8	**$ 827.1**	$853.4
Operating income (loss)	**(52.0)**	(19.2)	**106.5**	77.7	**(120.0)**	137.0	**(106.7)**	15.4
Net income (loss)	**(37.3)**	(11.0)	**63.1**	46.1	**(86.5)**	81.8	**(75.2)**	7.4
Basic earnings (loss) per share:								
Net income (loss)*	**(1.01)**	(0.27)	**1.75**	1.14	**(2.40)**	2.02	**(2.08)**	0.19
Diluted earnings (loss) per share:								
Net income (loss)*	**(1.01)**	(0.27)	**1.74**	1.13	**(2.40)**	2.01	**(2.08)**	0.19

* For earnings per share, the sum of the quarters will not equal the total for the full year.

** First quarter results for 2008 and 2007 have been adjusted for an error in our calculation of stock-based compensation expense under SFAS 123R for certain awards granted after January 1, 2006. The error resulted in an understatement of wages and benefits of $2.3 million and $1.1 million in 2008 and 2007, respectively. We have concluded that this item is not material, and in accordance with SEC Staff Accounting Bulletin No. 108, we will make appropriate adjustments to our previously filed financial statements when they are presented in our first quarter 2009 Form 10Q. See Note 16 in the consolidated financial statements for further information.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008. In connection with our audits of the consolidated financial statements, we also have audited financial statement schedule II. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Alaska Air Group, Inc. and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth thereon.

As discussed in the notes to the consolidated financial statements, effective January 1, 2008, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*, for financial instruments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 18, 2009, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
February 18, 2009

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS

As of December 31 (in millions)	2008	2007
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 283.1**	$ 204.3
Marketable securities (including securities loaned of $109.8 in 2007)	**794.3**	618.5
Total cash and marketable securities	**1,077.4**	822.8
Securities lending collateral	**—**	111.9
Receivables—less allowance for doubtful accounts of $1.5 and $1.6	**116.7**	138.0
Inventories and supplies—net	**51.9**	46.6
Deferred income taxes	**164.4**	84.9
Fuel hedge contracts	**16.5**	100.7
Prepaid expenses and other current assets	**82.0**	85.4
Total Current Assets	**1,508.9**	1,390.3
Property and Equipment		
Aircraft and other flight equipment	**3,431.0**	2,981.2
Other property and equipment	**608.6**	574.5
Deposits for future flight equipment	**309.8**	430.0
	4,349.4	3,985.7
Less accumulated depreciation and amortization	**1,181.7**	1,023.4
Total Property and Equipment—Net	**3,167.7**	2,962.3
Fuel Hedge Contracts	**35.9**	11.8
Other Assets	**123.1**	126.5
Total Assets	**$4,835.6**	$4,490.9

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED BALANCE SHEETS—(Continued)

As of December 31 (in millions except share amounts)	2008	2007
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 59.6**	$ 101.5
Accrued aircraft rent	**64.4**	59.1
Accrued wages, vacation and payroll taxes	**119.5**	112.3
Other accrued liabilities	**475.4**	448.5
Air traffic liability	**372.7**	364.5
Securities lending obligation	**—**	111.9
Fuel hedge contracts liability	**24.1**	—
Current portion of long-term debt	**244.9**	175.9
Total Current Liabilities	**1,360.6**	1,373.7
Long-Term Debt, Net of Current Portion	**1,596.3**	1,124.6
Other Liabilities and Credits		
Deferred income taxes	**36.7**	131.2
Deferred revenue	**421.3**	413.6
Obligation for pension and postretirement medical benefits	**584.7**	276.2
Other liabilities	**174.1**	146.2
	1,216.8	967.2
Commitments and Contingencies		
Shareholders' Equity		
Preferred stock, $1 par value		
Authorized: 5,000,000 shares, none issued or outstanding	**—**	—
Common stock, $1 par value		
Authorized: 100,000,000 shares		
Issued: 2008—43,171,404 shares		
2007—42,821,986 shares	**43.2**	42.8
Capital in excess of par value	**915.0**	899.1
Treasury stock (common), at cost: 2008—6,896,506 shares		
2007—4,771,306 shares	**(161.4)**	(112.5)
Accumulated other comprehensive loss	**(328.3)**	(133.3)
Retained earnings	**193.4**	329.3
	661.9	1,025.4
Total Liabilities and Shareholders' Equity	**$4,835.6**	$4,490.9

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31 (in millions except per share amounts)	2008	2007	2006
Operating Revenues			
Passenger	**$3,355.8**	$3,236.5	$3,083.0
Freight and mail	**103.6**	97.8	97.3
Other—net	**160.9**	171.7	154.1
Change in Mileage Plan terms	**42.3**	—	—
Total Operating Revenues	**3,662.6**	3,506.0	3,334.4
Operating Expenses			
Wages and benefits	**943.7**	959.0	939.9
Variable incentive pay	**21.4**	20.8	36.8
Aircraft fuel, including hedging gains and losses	**1,398.4**	876.3	873.5
Aircraft maintenance	**208.8**	241.8	230.7
Aircraft rent	**163.1**	178.4	180.2
Landing fees and other rentals	**223.7**	226.0	204.0
Contracted services	**166.1**	160.6	153.2
Selling expenses	**147.1**	160.5	169.3
Depreciation and amortization	**204.6**	177.4	157.5
Food and beverage service	**50.9**	49.7	51.2
Other	**222.9**	230.5	214.0
Restructuring charges	**12.9**	—	24.8
Fleet transition costs—MD-80	**47.5**	—	189.5
Fleet transition costs—CRJ-700	**13.5**	—	—
Fleet transition costs—Q200	**10.2**	14.1	—
Total Operating Expenses	**3,834.8**	3,295.1	3,424.6
Operating Income (Loss)	**(172.2)**	210.9	(90.2)
Nonoperating Income (Expense)			
Interest income	**42.4**	53.9	54.3
Interest expense	**(102.3)**	(88.0)	(78.0)
Interest capitalized	**23.2**	27.8	24.7
Other—net	**(4.3)**	(4.1)	(1.5)
	(41.0)	(10.4)	(0.5)
Income (loss) before income tax	**(213.2)**	200.5	(90.7)
Income tax expense (benefit)	**(77.3)**	76.2	(36.2)
Net Income (Loss)	**$ (135.9)**	$ 124.3	$ (54.5)
Basic Earnings (Loss) Per Share:	**$ (3.74)**	$ 3.10	$ (1.44)
Diluted Earnings (Loss) Per Share:	**$ (3.74)**	$ 3.07	$ (1.44)
Shares used for computation:			
Basic	**36.343**	40.125	37.939
Diluted	**36.343**	40.424	37.939

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Stock-Based Compensation	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2005	33.454	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$278.1	$ 827.6
Cumulative effect of adoption of SAB 108, net of $11.1 tax effect	—	—	—	—	—	—	(18.6)	(18.6)
Adjusted balances at December 31, 2005	33.454	$35.9	$710.3	$(56.6)	$(8.1)	$(132.0)	$259.5	$ 809.0
2006 net loss							(54.5)	(54.5)
Other comprehensive income (loss):								
Related to marketable securities:								
Change in fair value						4.0		
Reclassification to earnings						(0.4)		
Income tax effect						(1.3)		
						2.3		2.3
Related to employee benefit plans:								
Pension liability adjustment, net of $24.2 tax effect						(43.1)		(43.1)
Postretirement medical liability adjustment, net of $11.1 tax effect						(18.7)		(18.7)
Officers supplemental retirement plan, net of $0.2 tax effect						0.4		0.4
Related to fuel hedges:								
Reclassification to earnings						(0.6)		
Income tax effect						0.3		
						(0.3)		(0.3)
Total comprehensive loss								(113.9)
Implementation of SFAS 123R			(8.1)		8.1			0.0
Stock-based compensation			11.1					11.1
Treasury stock issued under stock plans	0.272	—	—	6.2				6.2
Stock issued for employee stock purchase plan	0.093	0.1	2.4	—				2.5
Stock issued under stock plans, including $4.1 tax benefit	0.706	0.7	25.3	—				26.0
Stock issued upon conversion of senior convertible notes, net of $4.4 million of unamortized issuance costs	5.769	5.8	139.8					145.6
Balances at December 31, 2006	40.294	$42.5	$880.8	$(50.4)	$ —	$(191.4)	$205.0	$ 886.5

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY—(Continued)

(In millions)	Common Shares Outstanding	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Accumulated Other Comprehensive Loss	Retained Earnings	Total
Balances at December 31, 2006	40.294	$42.5	$880.8	$ (50.4)	$(191.4)	$ 205.0	$ 886.5
2007 net income						$ 124.3	124.3
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					3.2		
Reclassification to earnings					2.0		
Income tax effect					(1.9)		
					3.3		3.3
Related to employee benefit plans:							
Pension liability adjustment, net of $29.6 tax effect					49.8		49.8
Postretirement medical liability adjustment, net of $2.5 tax effect					4.1		4.1
Officers supplemental retirement plan, net of $0.5 tax effect					0.9		0.9
Total comprehensive income							182.4
Purchase of treasury stock	(2.59)			(62.8)			(62.8)
Stock-based compensation			12.3				12.3
Treasury stock issued under stock plans	0.029	—	—	0.7			0.7
Stock issued for employee stock purchase plan	0.127	0.1	2.9				3.0
Stock issued under stock plans, including $0.4 tax benefit	0.194	0.2	3.1				3.3
Balances at December 31, 2007	38.051	$42.8	$899.1	$(112.5)	$(133.3)	$ 329.3	$1,025.4
2008 net loss						(135.9)	(135.9)
Other comprehensive income (loss):							
Related to marketable securities:							
Change in fair value					(8.7)		
Reclassification to earnings					(0.2)		
Income tax effect					3.3		
					(5.6)		(5.6)
Related to employee benefit plans:							
Pension liability adjustment, net of $113.5 tax effect					(188.9)		(188.9)
Postretirement medical liability adjustment, net of $0.5 tax effect					(0.8)		(0.8)
Officers supplemental retirement plan, net of $0.1 tax effect					0.3		0.3
Total comprehensive loss							(330.9)
Purchase of treasury stock	(2.126)			(48.9)			(48.9)
Stock-based compensation			13.4				13.4
Treasury stock issued under stock plans	0.001	—	—				—
Stock issued for employee stock purchase plan	0.169	0.2	3.0				3.2
Stock issued under stock plans	0.180	0.2	(0.5)				(0.3)
Balances at December 31, 2008	36.275	$43.2	$915.0	$(161.4)	$(328.3)	$ 193.4	$ 661.9

See accompanying notes to consolidated financial statements.

ALASKA AIR GROUP, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31 (in millions)	2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$(135.9)	$ 124.3	$ (54.5)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Restructuring charges	12.9	—	24.8
Fleet transition costs, including impairment charge	71.2	14.1	189.5
Depreciation and amortization	204.6	177.4	157.5
Stock-based compensation	13.4	12.3	11.1
Changes in fair values of open fuel hedge contracts	84.2	(43.9)	84.1
Gain on sale of assets	(4.3)	(4.6)	(0.4)
Changes in deferred income taxes	(61.0)	60.7	(35.0)
(Increase) decrease in receivables—net	21.3	(3.8)	(10.0)
Increase in prepaid expenses and other current assets	(8.6)	(4.6)	(11.3)
Increase in air traffic liability	8.2	52.4	19.4
Increase (decrease) in other current liabilities	(40.7)	26.0	34.7
Increase (decrease) in deferred revenue and other-net	(1.0)	71.7	39.9
Net cash provided by operating activities	164.3	482.0	449.8
Cash flows from investing activities:			
Property and equipment additions:			
Aircraft and aircraft purchase deposits	(317.1)	(737.6)	(591.8)
Other flight equipment	(56.5)	(46.0)	(37.8)
Other property and equipment	(39.2)	(50.8)	(52.5)
Total property and equipment additions	(412.8)	(834.4)	(682.1)
Proceeds from disposition of assets	9.6	63.4	3.6
Purchases of marketable securities	(766.0)	(1,149.3)	(806.5)
Sales and maturities of marketable securities	579.6	1,321.1	935.9
Restricted deposits and other	8.3	(2.6)	16.1
Net cash used in investing activities	(581.3)	(601.8)	(533.0)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	883.9	281.9	408.4
Long-term debt payments	(343.2)	(132.2)	(202.6)
Purchase of treasury stock	(48.9)	(62.8)	—
Proceeds and tax benefit from issuance of common stock	4.0	6.5	34.5
Net cash provided by financing activities	495.8	93.4	240.3
Net change in cash and cash equivalents	78.8	(26.4)	157.1
Cash and cash equivalents at beginning of year	204.3	230.7	73.6
Cash and cash equivalents at end of year	**$ 283.1**	$ 204.3	$ 230.7
Supplemental disclosure of cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	$ 71.0	$ 58.6	$ 48.2
Income taxes	(0.6)	3.5	9.5
Noncash investing and financing activities:			
Conversion of senior convertible notes to equity	$ —	$ —	$ 150.0
Debt assumed in purchase of MD-80 aircraft	—	—	11.6

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Alaska Air Group, Inc.
December 31, 2008

NOTE 1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Air Group or the Company) and its subsidiaries, Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon), through which the Company conducts substantially all of its operations. All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results may differ from these estimates.

Nature of Operations

Alaska and Horizon operate as airlines. However, their business plans, competition, and economic risks differ substantially. Alaska is a major airline and principally serves destinations in the state of Alaska and provides north/south service between cities in the western U.S., Canada and Mexico. Alaska also provides east/west service to a number of cities in the contiguous U.S. and four islands in Hawaii, primarily from Seattle and to a lesser extent, from Portland and Anchorage. It operates an all-jet fleet and its average passenger trip in 2008 was 1,113 miles. Horizon is a regional airline serving primarily the Pacific Northwest, northern California, and western Canada. Horizon serves its own native markets and provides certain contract flying for Alaska. Horizon operates both jet and turboprop aircraft, and its average passenger trip in 2008 was 357 miles.

West Coast passenger traffic accounted for 41% of Alaska's 2008 revenue passenger miles, passenger traffic within Alaska and between Alaska and the U.S. mainland accounted for 23%, transcontinental flights accounted for 20%, the Mexico markets accounted for 8%, the Hawaii markets accounted for 5%, and the Canada markets accounted for 3%. Based on passenger enplanements, Alaska's leading airports are Seattle, Los Angeles, Anchorage, and Portland. Based on 2008 revenues, its leading nonstop routes are Anchorage-Seattle, Los Angeles-Seattle, and San Diego-Seattle.

Approximately 91% of Horizon's network revenue passenger miles were flown domestically, primarily in the states of Washington, Oregon, Idaho, and California. The Canada markets accounted for 8% of revenue passenger miles in 2008. Flying to Mexico in 2008 accounted for less than 1% of total revenue passenger miles. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2008, its leading nonstop routes are Portland-Seattle, Spokane-Seattle, and Boise-Seattle.

The Company's operations and financial results are subject to various uncertainties, such as general economic conditions, volatile fuel prices, industry instability, intense competition, a largely unionized work force, the need to finance large capital expenditures and the related availability of capital, government regulation, and potential aircraft incidents.

Approximately 84% and 49% of Alaska and Horizon employees, respectively, are covered by collective bargaining agreements. Approximately 22% and 47% of Alaska and Horizon employees, respectively, are covered under agreements that are currently in negotiations or become amendable prior to December 31, 2009.

The airline industry is characterized by high fixed costs. Small fluctuations in load factors and yield (a measure of ticket prices) can have a significant impact on operating results. The Company has been and continues working to reduce unit costs to better compete with carriers that have lower cost structures.

Substantially all of Alaska's and Horizon's sales occur in the United States. See Note 13 for operating segment information and geographic concentrations.

Reclassifications

Certain reclassifications have been made to conform the prior year's data to the current format.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market. The Company reduces cash balances when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative balance in its cash disbursement accounts, which is reported as a current liability. The amount of the negative cash balance was $14.1 million and $22.3 million at December 31, 2008 and 2007, respectively, and is included in accounts payable.

Securities Lending

The Company ended its securities lending program during the fourth quarter of 2008 and had no securities on loan under the program at December 31, 2008. Prior to the fourth quarter of 2008, from time to time, the Company lent certain marketable securities to third parties for a period of less than one year to enhance investment income. During the time period in which these securities were loaned to the third parties, the Company required cash collateral for 102% of the daily market value of the loaned securities. This cash collateral was restricted and was deposited with a lending agent and invested by that agent in accordance with the Company's guidelines. The Company maintained full ownership rights to the securities loaned and continued to earn interest and appreciation on them. As of December 31, 2007, the Company had $109.8 million of securities on loan under the program. These affected securities were included as marketable securities in the consolidated balance sheets.

Receivables

Receivables consist primarily of airline traffic (including credit card) receivables, amounts from customers, Mileage Plan partners, government tax authorities, and other miscellaneous amounts due to the Company, and are net of an allowance for doubtful accounts. Management determines the allowance for doubtful accounts based on known troubled accounts and historical experience applied to an aging of accounts.

Inventories and Supplies—net

Expendable aircraft parts, materials and supplies are stated at average cost and are included in inventories and supplies-net. An obsolescence allowance for expendable parts is accrued based on estimated lives of the corresponding fleet type and salvage values. Surplus inventories are carried at their net realizable value. The allowance for all non-surplus expendable inventories was $21.4 million and $24.6 million at December 31, 2008 and 2007, respectively. The decline in the allowance is primarily attributable to the write off of the MD-80 and B737-200 parts allowances against the cost basis during the period. Inventory and supplies-net also includes fuel inventory of $15.9 million and $6.6 million at December 31, 2008 and 2007, respectively. Repairable and rotable aircraft parts inventory are included in flight equipment.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-400/700/800/900	20 years
Bombardier Q400	15 years
Buildings	25-30 years
Minor building and land improvements	10 years
Capitalized leases and leasehold improvements	Shorter of lease term or estimated useful life
Computer hardware and software	3-5 years
Other furniture and equipment	5-10 years

As a result of the early retirement of the MD-80 and Q200 fleets, all aircraft and related flight equipment have been depreciated to their expected salvage values. The CRJ-700 fleet and related parts are being depreciated over their remaining estimated lives to their expected salvage values. The estimated useful lives are aligned with the fleet's average expected retirement date.

"Related flight equipment" includes rotable and repairable spare inventories, which are depreciated over the associated fleet life unless otherwise noted.

Maintenance and repairs are expensed when incurred. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use.

The Company evaluates long-lived assets to be held and used for impairment whenever events or changes in circumstances indicate that the total carrying amount of an asset or asset group may not be recoverable. The Company groups assets for purposes of such reviews at the lowest level for which identifiable cash flows of the asset group are largely independent of the cash flows of other groups of assets and liabilities. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset or asset group and its eventual disposition are less than its carrying amount. If the asset or asset group is not considered recoverable, a write-down equal to the excess of the carrying amount over the fair value will be recorded. The Company determined that its two owned CRJ-700 aircraft and the fleet's related spare parts were impaired during 2008. See Note 2 for further discussion of this impairment and other fleet transition costs.

Internally Used Software Costs

The Company capitalizes costs to develop internal-use software that are incurred in the application development stage. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software, generally three to five years. Capitalized costs primarily include contract labor and payroll costs of the individuals dedicated to the development of internal-use software. The Company capitalized software development costs of $1.0 million, $3.0 million, and $2.4 million during the years ended December 31, 2008, 2007, and 2006, respectively.

Workers Compensation and Employee Health-Care Accruals

The Company uses a combination of self-insurance and insurance programs to provide for workers compensation claims and employee health care benefits. Liabilities associated with the risks that are retained by the Company are not discounted and are estimated, in part, by considering historical claims experience, severity factors and other actuarial assumptions. The estimated accruals for these liabilities could be significantly affected if future occurrences and claims differ from these assumptions and historical trends.

Deferred Revenue

Deferred revenue results primarily from the sale of mileage credits. This revenue is recognized when award transportation is provided or over the term of the applicable agreements.

Operating Leases

The Company leases aircraft, airport and terminal facilities, office space, and other equipment under operating leases. Some of these lease agreements contain rent escalation clauses or rent holidays. For scheduled rent escalation clauses during the lease terms or for rental payments commencing at a date other than the date of initial occupancy, the Company records minimum rental expenses on a straight-line basis over the terms of the leases in the consolidated statements of operations.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued beginning immediately after the last heavy maintenance visit prior to the scheduled aircraft return date. This accrual is based on the time remaining on the lease, planned aircraft usage and the provisions included in the lease agreement, although the actual amount due to any lessor upon return will not be known with certainty until lease termination.

As leased aircraft are returned, any payments are charged against the established accrual. The accrual is part of other current and long-term liabilities, and was $14.2 million and $6.9 million as of December 31, 2008 and December 31, 2007, respectively. The increase in the accrual is primarily due to the four leased MD-80 aircraft that were retired in 2008 and sent to a temporary aircraft storage facility. The associated lease return expense related to these four aircraft was approximately $9 million and is included in "Fleet transition costs – MD-80" in the consolidated statements of operations. There were no other material changes in our estimate of leased aircraft return costs during 2008.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability. Passenger traffic commissions and related fees are expensed when the related revenue is recognized. Passenger traffic commissions and related fees not yet recognized are included as a prepaid expense. Due to complex pricing structures, refund and exchange policies, and interline agreements with other airlines, certain amounts are recognized as revenue using estimates regarding both the timing of the revenue recognition and the amount of revenue to be recognized. These estimates are generally based on the Company's historical data.

Freight and mail revenues are recognized when service is provided. Other-net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Mileage Plan" paragraph below.

Mileage Plan

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska and through airline partners, the estimated cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are earned and accumulated. Alaska also sells mileage credits to non-airline partners such as hotels, car rental agencies, a grocery store chain, and a major bank that offers Alaska Airlines affinity credit cards. The Company defers the portion of the sales proceeds that represents the estimated fair value of the award transportation and recognizes that amount as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards redeemed and flown on Alaska or Horizon, and as other-net revenue for awards redeemed and flown on other airlines. The portion of the sales proceeds not deferred is recognized as commission income and included in other revenue-net in the consolidated statements of operations. Alaska's Mileage Plan deferred revenue and liabilities are included under the following consolidated balance sheet captions at December 31 (in millions):

Balance Sheet Captions	2008	2007
Current Liabilities:		
Other accrued liabilities . . .	**$280.4**	$239.7
Other Liabilities and Credits:		
Deferred revenue	**394.1**	387.8
Other liabilities	**15.9**	21.0
Total	**$690.4**	$648.5

The amounts recorded in other accrued liabilities relate primarily to deferred revenue expected to be realized within one year, including $43.4 million and $37.1 at December 31, 2008 and 2007, respectively, associated with Mileage Plan awards issued but not yet flown.

Alaska's Mileage Plan revenue is included under the following consolidated statements of operations captions for the years ended December 31 (in millions):

	2008	2007	2006
Passenger revenues	**$144.2**	$115.6	$ 95.5
Other-net revenues	**101.5**	112.0	98.7
Change in Mileage Plan terms	**42.3**	—	—
Total Mileage Plan revenues	**$288.0**	$227.6	$194.2

During 2008, the Company changed the terms of its Mileage Plan program regarding the expiration of award miles. Beginning in the third quarter, Mileage Plan accounts with no activity for two years are deleted. As a result of the deletion of a number of accounts, the Company reduced its liability for future travel awards by $42.3 million, which has been recorded in the consolidated statements of operations as "Change in Mileage Plan terms."

Aircraft Fuel

Aircraft fuel includes raw jet fuel and associated "into-plane" costs, fuel taxes, oil, and all of the gains and losses associated with fuel hedge contracts.

Contracted Services

Contracted services includes expenses for ground handling, security, navigation fees, temporary employees, data processing fees, and other similar services.

Selling Expenses

Selling expenses include credit card fees, global distribution systems charges, the estimated cost of Mileage Plan free travel awards, advertising, promotional costs, commissions, and incentives. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $14.0 million, $13.7 million, and $14.2 million during the years ended December 31, 2008, 2007, and 2006, respectively.

Capitalized Interest

Interest is capitalized on flight equipment purchase deposits as a cost of the related asset, and is depreciated over the estimated useful life of the asset. The capitalized interest is based on the Company's weighted-average borrowing rate.

Derivative Financial Instruments

The Company accounts for financial derivative instruments utilizing Statement of Financial Accounting Standards No. 133 (SFAS 133), *Accounting for Derivative Instruments and Hedging Activities*, as amended. See Note 3 for further discussion.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date. A valuation allowance would be established, if necessary, for the amount of any tax benefits that, based on available evidence, are not expected to be realized. The Company accounts for unrecognized tax benefits in accordance with Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). See Note 11 for further discussion.

Taxes Collected from Passengers

Taxes collected from passengers, including sales taxes, airport and security fees and other fees, are recorded on a net basis within passenger revenue in the consolidated statements of operations.

Stock-Based Compensation

The Company accounts for equity awards using Statement of Financial Accounting Standards (SFAS) No. 123R, Share-Based Payment: An Amendment of SFAS Nos. 123 and 95. This standard requires companies to recognize as expense the fair value of stock options and other equity-based compensation issued to employees as of the grant date. The standard applies to stock options, restricted stock units, and performance stock units that the Company grants to employees as well as the Company's Employee Stock Purchase Plan (ESPP), which features a look-back provision and allows employees to purchase stock at a 15% discount. The Company used the "modified prospective method" when SFAS 123R was adopted in 2006, which is explained below. All stock-based compensation expense is recorded in wages and benefits in the consolidated statements of operations.

For stock options granted prior to January 1, 2006, for which the vesting period is not complete, the "modified prospective method" for transition permitted by SFAS 123R was used. Under this method, the Company accounts for the unvested portion of these awards on a prospective basis, with expense recognized in the consolidated statements of operations beginning January 1, 2006 using the grant-date fair values previously calculated for pro-forma disclosures. The Company selected this method due to the relatively limited use of stock-based awards and the immaterial impact on the comparability between periods. The standard also requires that tax benefits realized from stock award exercise gains in excess of stock-based compensation expense recognized for financial statement purposes be reported as cash inflows from financing activities and cash outflows from operating activities.

Variable Interest Entities

The Company is the lessee in a series of operating leases covering our leased aircraft. In many instances, the lessors are trusts established by a third party specifically to purchase, finance and lease aircraft to the Company. These leasing entities meet the criteria for variable interest entities. However, they do not meet the consolidation requirements of Financial Accounting Standards Board (FASB) issued Interpretation No. 46, *Consolidation of Variable Interest Entities* (FIN 46), because the Company is not the primary beneficiary of the entity's expected gains or losses. The Company's conclusions are based on the fact that the leasing arrangements involved contain terms which are consistent with market terms at the inception of the lease and do not include residual value guarantees made by the Company, fixed-price purchase obligations or similar features that obligate the Company to absorb the majority of expected losses of the variable interest entities. The Company's maximum exposure under these types of lease arrangements is the remaining lease payments, which are reflected in future lease commitments in Note 7 (plus the cost, if any, of bringing the equipment into compliance with the physical condition required for return, which is accrued as leased aircraft return costs).

Accounting Pronouncements Adopted in 2008

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of

Financial Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities,* which allows entities the option to measure eligible financial instruments at fair value as of specified dates. Such election, which may be applied on an instrument-by-instrument basis, is typically irrevocable once elected. This statement was effective beginning January 1, 2008. The Company did not elect the fair value option upon adoption.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements,* which defines fair value, establishes a framework for measuring fair value and expands disclosure about fair-value measurements required under other accounting pronouncements. SFAS 157 does not change existing guidance as to whether or not an instrument is carried at fair value. The Company partially adopted this standard for financial assets and liabilities as of January 1, 2008. In accordance with FASB Staff Position No. 157-2, the Company has deferred adoption of SFAS 157 as it relates to nonfinancial assets and liabilities until January 1, 2009. In October 2008, the FASB issued Staff Position No. 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset is Not Active* (FSP 157-3), which clarifies the application of SFAS 157 in cases where a market is not active. The Company has considered the guidance provided by FSP 157-3 in its determination of estimated fair values as of December 31, 2008, and determined that there was no impact.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Cash, Cash Equivalents and Marketable Securities

The Company uses the "market approach" in determining the fair value of its cash, cash equivalents and marketable securities. The securities held by the Company are valued based on observable prices in active markets. Amounts measured at fair value as of December 31, 2008 are as follows:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$257.2	$ 25.9	$—	$ 283.1
Marketable securities	68.3	726.0	—	794.3
Total	$325.5	$751.9	$—	$1,077.4

Fourth Quarter Adjustments

There were no significant adjustments in the fourth quarters of 2008 and 2007. Fourth quarter 2006 adjustments included a favorable $7.6 million adjustment to restructuring charges to adjust for the number of employees that withdrew their participation in the severance program. See Note 4 for further discussion.

NOTE 2. FLEET TRANSITION AND IMPAIRMENT

Alaska Transition to All-Boeing 737 Fleet

In March 2006, the Company's Board of Directors approved a plan to accelerate the retirement of its MD-80 fleet (15 owned and 11 leased aircraft at the time) and remove those aircraft from service by the end of 2008. At December 31, 2008, all of the Company's MD-80s had been removed from operations.

All but four of the MD-80 aircraft have been sold or returned to the lessor. The four remaining MD-80 aircraft are under long-term lease arrangements. Two of the aircraft were retired during the second quarter and the remaining two were retired during the third quarter. All four have been placed in temporary storage at an aircraft storage facility. As a result, the Company recorded a $47.5 million charge in 2008 reflecting the remaining discounted future lease payments and other contract-related costs. The actual future cash payments are included in the lease commitment table in Note 7.

Horizon Transition to All-Q400 Fleet

Horizon is in the process of transitioning to an all-Q400 fleet. At the beginning of 2008, Horizon had 17 Q200s in the fleet, of which the Company was able to remarket all but six through sublease agreements or arranged sales of the aircraft to third parties. The total charge during 2008 related to the removal of these aircraft from operation was $10.2 million, which represents the estimated sublease loss for five aircraft delivered under an existing sublease arrangement with a third party and the loss on the termination of the underlying leases of six additional aircraft. Although all remaining Q200 aircraft have been removed from scheduled operations as of the end of 2008, there are six remaining aircraft that were used as spare aircraft through the end of January 2009. The Company is actively remarketing these remaining aircraft and expects to have an associated charge in the first quarter of 2009. Management does not believe the charge will be material to our financial results.

In the first quarter of 2008, the Company's Board of Directors approved the plan to remove the CRJ-700 fleet from operations, in addition to the Q200 transition described above. As a result of the decision, the Company determined that its two owned CRJ-700s were impaired and recorded an impairment charge on the aircraft and their related spare parts of $5.5 million in 2008 to reduce the carrying value of these assets to their estimated fair value. Additionally, during 2008, the Company recorded severance charges of $1.3 million related to this fleet transition. Management is currently evaluating various alternatives to dispose of the two owned and 18 leased aircraft in the most economically feasible way. Two of the leased aircraft were subleased to a third party during the fourth quarter, resulting in an estimated sublease loss of $6.7 million. The current economic conditions are hindering the remarketing effort and could result in further delays of the timeline to transition completely to an all-Q400 fleet. As such, the nature, timing or amount of any potential gain or loss associated with transactions on the remaining aircraft cannot be reasonably estimated at this time.

NOTE 3. FUEL HEDGE CONTRACTS

The Company's operations are inherently dependent upon the price and availability of aircraft fuel. To manage economic risks associated with fluctuations in aircraft fuel prices, the Company periodically enters into call options, collar structures, and swap agreements for crude oil, among other initiatives.

The Company records derivative instruments, all of which are currently fuel hedge contracts, on the balance sheet at their fair value. Changes in the fair value of these fuel hedge contracts are recorded each period in aircraft fuel expense.

The following table summarizes the components of aircraft fuel expense for the years ended December 31, 2008, 2007 and 2006 (in millions):

	2008	2007	2006
Raw or "into-plane" fuel cost	**$1,328.8**	$ 981.9	$884.7
(Gains) or losses in value and settlements of fuel hedge contracts	**69.6**	(105.6)	(11.2)
Aircraft fuel expense	**$1,398.4**	$ 876.3	$873.5

The Company uses the "market approach" in determining the fair value of its hedge portfolio. The Company's fuel hedging contracts consist of over-the-counter contracts, which are not traded on an exchange. The fair value of these contracts is determined based on observable inputs that are readily available in active markets or can be derived from information available in active, quoted markets. Therefore, the Company has categorized these contracts as Level 2 in the fair value hierarchy described in SFAS 157. The Company realized gains of $122.7 million, $53.4 million, and $101.1 million in 2008, 2007, and 2006, respectively, on fuel hedge contracts that settled during the period based on their originally scheduled settlement date. Additionally, the Company terminated some of its fuel hedge contracts in the fourth quarter of 2008 that had scheduled settlement dates in 2009 and 2010. The Company realized losses of $50 million on these contracts, which represents the difference between the original premiums paid for those contracts less the cash received upon termination.

Outstanding fuel hedge positions as of December 31, 2008 are as follows:

	Approximate % of Expected Fuel Requirements	Gallons Hedged (in millions)	Approximate Crude Oil Price per Barrel
First Quarter 2009	50%	42.6	$81
Second Quarter 2009	50%	44.8	$71
Third Quarter 2009	50%	48.1	$76
Fourth Quarter 2009	50%	43.5	$76
Full Year 2009	**50%**	**179.0**	**$76**
First Quarter 2010	42%	40.8	$60
Second Quarter 2010	34%	30.1	$70
Third Quarter 2010	29%	28.3	$67
Fourth Quarter 2010	24%	20.5	$78
Full Year 2010	**33%**	**119.7**	**$67**
First Quarter 2011	17%	14.9	$91
Second Quarter 2011	15%	13.8	$73
Third Quarter 2011	11%	11.3	$74
Full Year 2011	**11%**	**40.0**	**$80**

As of December 31, 2008 and 2007, the fair values of the Company's fuel hedge positions were $28.3 million and $112.5 million, respectively, including capitalized premiums paid of $89.1 million and $30.9 million, respectively. The $28.3 million value as of December 31, 2008 is net of a $24.1 million liability associated with the Company's collar hedge contracts.

NOTE 4. RESTRUCTURING CHARGES

In the third quarter of 2008, Alaska announced reductions in work force among union and non-union employees. The non-union employees that were affected by the reduction were terminated in the third quarter, resulting in a $1.6 million severance charge. For union personnel, the Company offered extended leaves, a voluntary furlough program, and an early-out package with a lump-sum payment based on years of service that included continuation of medical coverage and travel privileges for a specified period. In addition to the voluntary offers, there have been involuntary furloughs to achieve the target reduction in work force. The Company recorded an $11.3 million charge in 2008 representing the severance payments and estimated medical coverage obligation for the affected union employees, bringing the total severance for 2008 to $12.9 million.

In 2006, Alaska reached new four-year agreements with its clerical, office and passenger service employees and the ramp service and stores agents, all represented by the International Association of Machinists. Alaska also reached a new four-year agreement with its flight attendants. These agreements included wage increases and signing bonuses of $4.6 million paid in 2006, which are included in wages and benefits in the consolidated statement of operations. Additionally, the agreements included severance packages offered to certain employees that included cash payments based on years of service, and medical coverage and continued travel privileges for a period of time. The resulting charge was $24.8 million in 2006.

The following table displays the activity and balance of the severance and related cost components of the Company's restructuring accrual as of and for the years ended December 31, 2008, 2007 and 2006 (in millions):

Accrual for Severance and Related Costs	2008	2007	2006
Balance at beginning of year	**$ 0.7**	$ 19.9	$ 3.1
Restructuring charges and adjustments	**12.9**	—	24.8
Cash payments	**(6.4)**	(19.2)	(8.0)
Balance at end of year	**$ 7.2**	$ 0.7	$19.9

The Company will make the majority of the remaining cash payments in the first quarter of 2009. The accrual for severance and related costs is included in accrued wages, vacation and payroll taxes in the consolidated balance sheets.

NOTE 5. MARKETABLE SECURITIES

At December 31, 2008 and 2007 all of the Company's marketable securities, including securities pledged under the securities lending program, were classified as available-for-sale. The securities are carried at fair value, with the unrealized gains and losses reported in shareholders' equity under the caption "Accumulated Other Comprehensive Loss." Realized gains and losses are included in other nonoperating income (expense) in the consolidated statements of operations.

The cost of securities sold is based on the specific identification method. Interest and dividends on marketable securities are included in interest income in the consolidated statements of operations.

Marketable securities consisted of the following at December 31 (in millions):

	2008	2007
Cost:		
U.S. government securities	**$329.1**	$171.1
Asset-backed obligations	**198.0**	241.9
Other corporate obligations	**263.7**	200.5
	$790.8	$613.5
Fair value:		
U.S. government securities	**$342.8**	$174.2
Asset-backed obligations	**187.7**	242.9
Other corporate obligations	**263.8**	201.4
	$794.3	$618.5

The Company's overall investment strategy has a primary goal of maintaining and securing its investment principal. The Company's investment portfolio is managed by well-known financial institutions and continually reviewed to ensure that the investments are aligned with the Company's documented strategy.

As of December 31, 2008, the Company had net unrealized losses of $4.0 million in its $1.1 billion cash and marketable securities balance portfolio, which management believes is not an "other-than-temporary" impairment as defined by FASB Staff Position FAS 115-1 and FAS 124-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.* However, during 2008, the Company did determine that certain corporate debt securities were other-than-temporarily impaired. As such, the Company recorded a $3.5 million loss in other – net nonoperating expense during the period representing the difference between the estimated fair market value and the amortized cost of the securities. Gross unrealized gains and losses at December 31, 2008 are presented in the table below. At December 31, 2007, gross unrealized gains and losses were not material.

		Unrealized Losses			Net	Fair Value of
	Unrealized Gains	Less than 12 months	Greater than 12 months	Total	Net Unrealized Losses/Gains in AOCI	Fair Value of Securities with Unrealized Losses
U.S. Government Securities	$10.5	$ —	$ —	$ —	$ 10.5	$ —
Asset-backed obligations	0.7	(9.3)	(2.4)	(11.7)	(11.0)	138.6
Other corporate obligations	1.8	(4.3)	(1.0)	(5.3)	(3.5)	154.8
Total	$13.0	$(13.6)	$(3.4)	$(17.0)	$ (4.0)	$293.4

There are a small number of securities that compose the $3.4 million of unrealized losses that have been in an unrealized loss position for greater than 12 months. These securities have an aggregate fair value at December 31, 2008 of $20.9 million. As noted above, the majority of the securities that compose the $3.4 million unrealized loss are asset-backed obligations, or mortgage-backed securities. For these specific securities, management has reviewed the portfolio and has determined that these securities are not other-than-temporarily impaired as of December 31, 2008 based on the facts and circumstances. Management currently has the ability and intent to hold these securities to recovery.

Of the marketable securities on hand at December 31, 2008, 31% mature in 2009, 25% in 2010, and 44% thereafter.

Activity for marketable securities for the years ended December 31, 2008, 2007 and 2006 is as follows:

	2008	2007	2006
Proceeds from sales and maturities	**$579.6**	$1,321.1	$935.9
Gross realized gains	**7.2**	4.8	2.1
Gross realized losses	**3.8**	2.9	1.6

NOTE 6. LONG-TERM DEBT

At December 31, 2008 and 2007, long-term debt obligations were as follows (in millions):

	2008	2007
Fixed-rate notes payable due through 2022*	**$1,458.9**	$ 783.9
Variable-rate notes payable due through 2019*	**342.4**	430.8
Pre-delivery payment facility expiring in 2011*	**39.9**	85.8
Long-term debt	**1,841.2**	1,300.5
Less current portion	**(244.9)**	(175.9)
	$1,596.3	$1,124.6

* The weighted-average fixed-interest rate was 6.1% and 6.9% as of December 31, 2008 and 2007, respectively. The weighted-average variable-interest rate, including the interest rate on the pre-delivery payment facility, was 4.0% and 6.5% as of December 31, 2008 and 2007, respectively.

At December 31, 2008, all of the Company's borrowings were secured by flight equipment and future delivery positions.

Alaska has a $172 million variable-rate revolving pre-delivery payment (PDP) facility with a syndicate of lenders to provide a portion of the pre-delivery funding requirements for the purchase of new Boeing 737-800 aircraft under the current aircraft purchase agreement. The interest rate is based on the one-month LIBOR plus a specified margin. Borrowings are secured by the Company's rights under the Boeing purchase agreement. The principal amounts outstanding on the PDP facility relate to specified aircraft and are repaid at the time the Company takes delivery of the aircraft, if not before, likely using cash on hand or proceeds from long-term debt financing on the specified aircraft. The facility expires in August 2011 and the maximum available under the facility is reduced to $152 million in August 2009.

During 2008, Alaska borrowed $388.6 million using fixed-rate debt secured by flight equipment, $75 million from its bank line of credit facility and $194.9 million from the PDP facility. Alaska made payments of $331.7 million, including $240.8 million to the PDP facility. Additionally, Horizon financed 15 of its recently delivered Q400 aircraft using a fixed-rate debt arrangement with proceeds totaling $225.4 million and made scheduled debt payments of $11.5 million.

At December 31, 2008, long-term debt principal payments for the next five years are as follows (in millions):

	PDP Facility	Other	Total
2009	$39.9	$ 205.0	$ 244.9
2010	—	137.3	137.3
2011	—	172.2	172.2
2012	—	216.5	216.5
2013	—	175.4	175.4
Thereafter	—	894.9	894.9
Total principal payments	$39.9	$1,801.3	$1,841.2

Bank Line of Credit

The Company has a $185 million credit facility with a syndicate of financial institutions. The interest rate on the credit facility varies depending on certain financial ratios specified in the agreement with a minimum interest rate of LIBOR plus a specified margin. The agreement provides that any borrowings will be secured by either aircraft or cash collateral. The facility expires on March 31, 2010. In September 2008, Alaska entered into the Fourth Amendment to the credit facility. The amendment eliminated all previous financial covenants and replaced them with a requirement to maintain a minimum unrestricted cash and marketable securities balance of $500 million. The Company is in compliance with this covenant at December 31, 2008. As of December 31, 2008, $75 million is outstanding under this credit facility.

NOTE 7. COMMITMENTS

Lease Commitments

At December 31, 2008, the Company had lease contracts for 96 aircraft, 24 of which are non-operating aircraft that have remaining noncancelable lease terms of less than one year to 12 years. The majority of airport and terminal facilities are also leased. Total rent expense was $313.5 million, $333.5 million, and $320.6 million, in 2008, 2007, and 2006, respectively.

Future minimum lease payments with noncancelable terms in excess of one year as of December 31, 2008 are shown below (in millions):

	Operating Leases	
	Aircraft	Facilities
2009	171.5	65.3
2010	169.2	52.6
2011	145.0	38.6
2012	149.5	35.2
2013	123.1	4.7
Thereafter	302.1	97.8
Total lease payments	$1,060.4	$294.2

Aircraft Commitments

In June 2005, Alaska entered into an aircraft purchase agreement to acquire B737-800 aircraft with deliveries beginning in January 2006 and continuing through April 2011. The purchase agreement also includes options rights to purchase additional aircraft under similar terms. As of December 31, 2008, Alaska was committed to purchasing 20 B737-800 aircraft, 10 of which will be delivered in 2009.

Horizon entered into an aircraft purchase agreement in 2007 for 15 Q400 aircraft. As of December 31, 2008, Horizon was committed to purchasing 13 Q400s, five of which will be delivered in 2009. Originally, the deliveries were to continue through August 2009. However, Horizon has worked with Bombardier to defer deliveries of eight of the aircraft into 2010 and 2011 in order to allow more time in marketing Horizon's CRJ-700 aircraft as part of its transition to an all-Q400 fleet. Horizon has options to purchase an additional ten Q400 aircraft.

At December 31, 2008, the Company had firm purchase commitments for 33 total aircraft requiring remaining aggregate payments of approximately $753.4 million.

Alaska and Horizon expect to finance the firm orders and, to the extent exercised, the option aircraft with leases, long-term debt, and internally generated cash.

NOTE 8. EMPLOYEE BENEFIT PLANS

Four defined-benefit and five defined-contribution retirement plans cover various employee groups of Alaska and Horizon. The defined-benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers and an unfunded, non-contributory defined-contribution plan for other elected officers.

In 2006, the Company adopted SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132(R)* (SFAS 158). SFAS 158 requires recognition of the overfunded or underfunded status of an entity's defined-benefit pension and other postretirement plan as an asset or liability in the financial statements and requires recognition of the funded status in other comprehensive income.

Qualified Defined-Benefit Pension Plans

The Company's pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA). The defined-benefit plan assets consist primarily of marketable equity and fixed-income securities. The Company uses a December 31 measurement date for these plans.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 6.20% and 6.00% were used as of December 31, 2008 and 2007, respectively. For both 2008 and 2007, the rate of compensation increase used varied from 3.52% to 4.53%, depending on the plan and the related workgroup.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 6.00% and 5.75% were used for the years ended December 31, 2008 and 2007, respectively. For 2008 and 2007, the expected return on plan assets used was 7.75%, and the rate of compensation increase used varied from 3.52% to 4.53%, depending on the plan and the related workgroup.

In determining the discount rate used, the Company's policy is to use the rates near the end of the year on high-quality long-term bonds with maturities that closely match the expected timing of future cash distributions from the plan. In determining the expected return on plan assets, the Company assesses the current level of expected returns on risk-free investments (primarily government bonds), the historical level of the risk premium associated with the other asset classes in which the portfolio is invested and the expectations for future returns of each asset class. The expected return for each asset class is then weighted based on the target asset allocation to develop the expected long-term rate of return on assets assumption for the portfolio.

The asset allocation of the qualified defined-benefit plans, by asset category, is as follows as of the end of 2008 and 2007:

	2008	2007
Asset category:		
Domestic equity securities	**49%**	54%
Non-U.S. equity securities	**21**	15
Fixed income securities	**30**	31
Plan assets	**100%**	100%

The Company's investment policy focuses on achieving maximum returns at a reasonable risk for pension assets over a full market cycle. The Company uses a number of fund managers and invests in various asset classes to diversify risk. Target allocations for the primary asset classes are approximately:

Domestic equities:	50%
Non-U.S. equities:	20%
Fixed income:	30%

Pension assets are rebalanced periodically to maintain these target asset allocations. An individual equity investment will not exceed 10% of the entire equity portfolio. Fixed-income securities carry a minimum "A" rating by Moody's and/or Standard and Poor's and the average life of the bond portfolio may not exceed ten years. The Company does not currently intend to invest plan assets in the Company's common stock.

As a result of the overall decline in the financial markets in 2008, the pension assets experienced a substantial reduction in value during the year as noted in the tables below. The Company is actively working with the fund managers to balance the portfolio in such a way as to maximize asset value.

Nonqualified Defined-Benefit Pension Plan

Alaska also maintains an unfunded, noncontributory defined-benefit plan for certain elected officers. This plan uses a December 31 measurement date.

Weighted average assumptions used to determine benefit obligations as of December 31:

Discount rates of 6.20% and 6.00% were used as of December 31, 2008 and 2007, respectively. The rate of compensation increase used was 5.00% as of December 31, 2008 and 2007.

Weighted average assumptions used to determine net periodic benefit cost for the years ended December 31:

Discount rates of 6.00% and 5.75% were used for the years ended December 31, 2008 and 2007, respectively. The rate of compensation increase used was 5.00% for the years ended December 31, 2008 and 2007.

Combined Disclosures for Defined-Benefit Pension Plans

The following table sets forth the status of the plans for 2008 and 2007 (in millions):

	Qualified		Nonqualified	
	2008	2007	2008	2007
Projected benefit obligation (PBO)				
Beginning of year	**$1,056.9**	$1,051.3	**$ 34.9**	$ 34.6
Service cost	**46.6**	49.7	**0.9**	1.1
Interest cost	**62.7**	60.9	**2.1**	1.9
Plan amendments	**(0.5)**	(1.3)	**—**	—
Curtailment (gain) loss	**(2.9)**	—	**—**	—
Change in assumptions	**—**	—	**—**	—
Actuarial (gain) loss	**(31.1)**	(51.1)	**(0.1)**	(1.1)
Benefits paid	**(36.8)**	(52.6)	**(1.8)**	(1.6)
End of year	**$1,094.9**	$1,056.9	**$ 36.0**	$ 34.9
Plan assets at fair value				
Beginning of year	**$ 910.6**	$ 835.9	**$ —**	$ —
Actual return on plan asset	**(275.5)**	74.8	**—**	—
Employer contributions	**51.7**	52.5	**1.8**	1.6
Benefits paid	**(36.8)**	(52.6)	**(1.8)**	(1.6)
End of year	**$ 650.0**	$ 910.6	**$ —**	$ —
Funded status (unfunded)	**$ (444.9)**	$ (146.3)	**$(36.0)**	$(34.9)
Percent funded	**59.4%**	86.2%	**—**	—

Of the total $1.1 billion PBO for the qualified plans, approximately 59% represents the obligation of the plan covering Alaska's pilots. The accumulated benefit obligation for the combined qualified defined-benefit pension plans was $1,017.9 million and $939.0 million at December 31, 2008 and 2007, respectively. The accumulated benefit obligation for the nonqualified defined-benefit plan was $35.8 million and $34.6 million at December 31, 2008 and 2007, respectively.

As of December 31, 2008 and 2007, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2008		2007	
	Qualified	Nonqualified	Qualified	Nonqualified
Accrued benefit liability-current	**$ —**	**$ 2.5**	$ —	$ 2.0
Accrued benefit liability-long term	**444.9**	**33.5**	146.3	32.9
Total liability recognized	**$444.9**	**$36.0**	$146.3	$34.9

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN ACCUMULATED OTHER COMPREHENSIVE INCOME OR LOSS (AOCI):

	2008		2007	
	Qualified	Nonqualified	Qualified	Nonqualified
Prior service cost	**$ 16.3**	**$0.2**	$ 21.7	$0.3
Net loss	**475.4**	**4.3**	167.5	4.6
Amount recognized in AOCI (pretax)	**$491.7**	**$4.5**	$189.2	$4.9

The estimated amortization of prior service cost and net loss from AOCI in 2009 is $4.3 million and $28.9 million, respectively, for the qualified defined-benefit pension plans. For the nonqualified defined-benefit pension plans, the estimated amortization of prior service cost and net loss from AOCI in 2009 is $0.1 million and $0.1 million, respectively.

Net pension expense for the defined-benefit plans included the following components for 2008, 2007, and 2006 (in millions):

	Qualified			Nonqualified		
	2008	2007	2006	**2008**	2007	2006
Service cost	**$ 46.6**	$ 49.7	$ 52.4	**$0.9**	$1.1	$1.1
Interest cost	**62.7**	60.9	56.1	**2.1**	1.9	2.0
Expected return on assets	**(71.8)**	(66.3)	(55.0)	**—**	—	—
Amortization of prior service cost	**4.4**	4.9	5.0	**0.1**	0.1	0.1
Curtailment loss	**0.5**	—	0.2	**—**	—	—
Recognized actuarial loss	**5.6**	13.4	19.6	**0.2**	0.3	0.4
Net pension expense	**$ 48.0**	$ 62.6	$ 78.3	**$3.3**	$3.4	$3.6

With the adoption of SFAS 158 in 2006, the Company now records all of the unrecognized prior service cost and net loss into AOCI in order to fully recognize the funded status of the plans.

Although the qualified defined-benefit pension plans are below 60% funded, there are no benefit payment implications under the Pension Protection Act of 2006 as it pertains to airlines.

Historically, the Company's practice has been to contribute to the qualified defined-benefit pension plans in an amount equal to at least the service cost. There are no current funding requirements for the Company's plans in 2009. However, the Company anticipates that it will continue with its historical funding practice in 2009, which would result in funding of approximately $48 million. The Company expects to contribute approximately $2.5 million to the nonqualified defined-benefit pension plans during 2009.

Future benefits expected to be paid over the next ten years under the defined-benefit pension plans from the assets of those plans as of December 31, 2008 are as follows (in millions):

	Qualified	Nonqualified
2009	$ 31.8	$ 2.5
2010	39.1	2.5
2011	49.4	2.3
2012	49.2	2.4
2013	55.9	2.5
2014 – 2018	$348.2	$15.2

Postretirement Medical Benefits

The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded. This liability was determined using an assumed discount rate of 6.20% and 6.00% at December 31, 2008 and 2007, respectively.

	2008	2007
Accumulated postretirement benefit obligation		
Beginning of year	**$ 101.7**	$ 97.5
Service cost	**4.2**	4.6
Interest cost	**5.6**	6.3
Curtailments	**(0.5)**	—
Actuarial (gain) loss	**1.9**	(4.4)
Benefits paid	**(3.0)**	(2.3)
End of year	**$ 109.9**	$ 101.7
Plan assets at fair value		
Beginning of year	**$ —**	$ —
Employer contributions	**3.0**	2.3
Benefits paid	**(3.0)**	(2.3)
End of year	**$ —**	$ —
Funded status (unfunded)	**$(109.9)**	$(101.7)

As of December 31, 2008 and 2007, the amounts recognized in the consolidated balance sheets were as follows (in millions):

	2008	2007
Accrued benefit liability-current	$ 4.4	$ 4.7
Accrued benefit liability-long term	105.5	97.0
Total liability recognized	$109.9	$101.7

AMOUNTS NOT YET REFLECTED IN NET PERIODIC BENEFIT COST AND INCLUDED IN AOCI:

	2008	2007
Prior service cost	$ 1.4	$ 1.0
Net loss	23.1	22.2
Amount recognized in AOCI (pretax)	$24.5	$23.2

The estimated amortization of prior service cost (credit) and net loss from AOCI in 2009 is $(0.2) million and $0.9 million, respectively.

The Company uses a December 31 measurement date to assess obligations associated with the subsidy of retiree medical costs. Net periodic benefit cost for the postretirement medical plans included the following components for 2008, 2007 and 2006 (in millions):

	2008	2007	2006
Service cost	$ 4.2	$ 4.6	$ 4.3
Interest cost	5.6	6.3	4.9
Expected return on assets	—	—	—
Amortization of prior service cost	(0.3)	(0.3)	4.4
Recognized actuarial loss	0.5	2.4	1.9
Net periodic benefit cost	$10.0	$13.0	$15.5

As this is a non-funded plan, the Company expects to contribute approximately $4.4 million to the postretirement medical benefits plan in 2009, which is equal to the expected benefit payments.

Future benefits expected to be paid over the next ten years under the postretirement medical benefits plan as of December 31, 2008 are as follows (in millions):

2009	$ 4.4
2010	5.1
2011	5.6
2012	5.9
2013	6.4
2014 - 2018	40.8
Total payments	$68.2

The assumed health care cost trend rates to determine the expected 2009 benefits cost are 8.8%, 9.6%, 5% and 4% for medical, prescription drugs, dental and vision costs, respectively. The assumed trend rate declines steadily through 2028 where the ultimate assumed trend rates are 4.7% for medical, prescription drugs and dental, and 4% for vision. A 1% higher or lower trend rate in health care costs has the following effect on the Company's postretirement medical plans during 2008, 2007 and 2006 (in millions):

	2008	2007	2006
Change in service and interest cost			
1% higher trend rate	$ 1.4	$ 1.6	$ 1.4
1% lower trend rate	(1.2)	(1.4)	(1.2)
Change in year-end postretirement benefit obligation			
1% higher trend rate	$ 13.3	$ 12.2	$ 12.3
1% lower trend rate	(11.5)	(10.6)	(10.6)

Defined-Contribution Plans

The defined-contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined-contribution plans was $27.5 million, $26.4 million, and $24.4 million in 2008, 2007, and 2006, respectively.

The Company also has a noncontributory, unfunded defined-contribution plan for certain elected officers of the Company who are ineligible for the nonqualified defined-benefit pension plan. Amounts recorded as liabilities under the plan are not material to the consolidated balance sheet at December 31, 2008 and 2007.

Employee Incentive-Pay Plans

Alaska and Horizon have four separate plans that pay employees based on certain financial and operational metrics. The aggregate expense under these plans in 2008, 2007 and 2006 was $21.4 million, $20.8 million, $36.8 million, respectively. The plans are summarized below:

- The *Profit Sharing Plan* is based on Air Group profitability. Alaska's pilots, ramp service and clerical, office and passenger service employees, and certain Horizon employees participate in this plan.
- The *Variable Pay Plans* pay Alaska's mechanics and Alaska's flight attendants a percentage of their earnings as certain pretax margin levels are achieved.
- *Performance-Based Pay* is a program that rewards Alaska non-union employees and dispatchers, represented by TWU, and employees classified as supervisors and above at Horizon, based on four separate metrics related to: (1) Air Group profitability, (2) safety, (3) achievement of unit-cost goals, and (4) employee engagement.
- The *Operational Performance Rewards Program* entitles all Air Group employees to quarterly payouts of up to $300 per person if certain operational and customer service objectives are met.

NOTE 9. DETAIL OF OTHER FINANCIAL STATEMENT CAPTIONS

Receivables

Receivables consisted of the following at December 31 (in millions):

	2008	2007
Airline traffic receivables	**$ 46.7**	$ 59.4
Mileage Plan receivables	**29.6**	39.0
Receivables from fuel-hedging counterparties	**—**	12.3
Other receivables	**41.9**	28.9
Allowance for doubtful accounts	**(1.5)**	(1.6)
	$116.7	$138.0

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following at December 31 (in millions):

	2008	2007
Prepaid aircraft rent	**$48.0**	$51.1
Prepaid fuel	**10.3**	13.6
Other	**23.7**	20.7
	$82.0	$85.4

Other Assets

Other assets consisted of the following at December 31 (in millions):

	2008	2007
Restricted deposits (primarily restricted investments)	**$ 78.6**	$ 90.4
Deferred costs and other*	**44.5**	36.1
	$123.1	$126.5

* Deferred costs and other includes deferred financing costs, long-term prepaid rent, lease deposits and other items.

At December 31, 2008, the Company's restricted deposits were primarily restricted investments used to guarantee various letters of credit and workers compensation self-insurance programs. The restricted investments consist of highly liquid securities with original maturities of three months or less. They are carried at cost, which approximates fair value.

Other Accrued Liabilities (current)

Other accrued liabilities consisted of the following at December 31 (in millions):

	2008	2007
Mileage Plan current liabilities	**$280.4**	$239.7
Pension liability (nonqualified plans)	**2.5**	2.0
Postretirement medical benefits liability	**4.4**	4.7
Other*	**188.1**	202.1
	$475.4	$448.5

* Other consists of property and transportation taxes and accruals related to ground operations, facilities rent, maintenance, and fuel, among other items.

Other Liabilities (noncurrent)

Other liabilities consisted of the following at December 31 (in millions):

	2008	2007
Mileage Plan liability	**15.9**	21.0
FIN 48 tax liability (see Note 11)	**23.7**	27.9
Other*	**134.5**	83.0
	$174.1	$146.2

* Other consists of accrued aircraft rent, workers' compensation, long-term portion of lease return provisions and deferred credits on aircraft purchases, among other items.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consisted of the following at December 31 (in millions, net of tax):

	2008	2007
Unrealized loss (gain) on marketable securities considered available-for-sale	**$ 2.5**	$ (3.1)
Related to pension plans	**310.4**	121.8
Related to postretirement medical benefits	**15.4**	14.6
	$328.3	$133.3

NOTE 10. STOCK-BASED COMPENSATION PLANS

As described in Note 1, the Company adopted SFAS 123R, effective for all stock options granted beginning January 1, 2006. For stock options granted prior to January 1, 2006, for which the vesting period is not complete, the "modified prospective method" for transition permitted by SFAS 123R was used. Under this method, the Company accounts for the unvested portion of these awards on a prospective basis, with expense recognized in the consolidated statements of operations beginning January 1, 2006 using the grant-date fair values previously calculated for pro-forma disclosures.

See Note 16 for a discussion of an error in prior periods related to stock-based compensation and its impact on the Company's operations and financial position.

Stock Options

The Company has stock option awards outstanding under a number of long-term incentive equity plans, only one of which (the 2008 Long-Term Incentive Equity Plan) continues to provide for the granting of options to purchase the Company's common stock at market prices on the date of grant to directors, officers and employees of the Company and its subsidiaries. Under the various plans, options for 7,909,606 shares have been granted and, at December 31, 2008, 3,017,569 shares were available for future grant of either options or stock awards. Under all plans, the stock options granted have terms of up to ten years. For all plans except the 1997 Long-term Incentive Equity Plan (1997 Plan), when options are exercised, new common shares are issued. When options granted under the 1997 Plan are exercised, shares are issued from the Company's treasury shares. The total number of outstanding options from the 1997 Plan as of December 31, 2008 is 333,295. Substantially all grantees are 25% vested after one year, 50% after two years, 75% after three years, and 100% after four years. Compensation cost is recorded over the shorter of the vesting period or the period between the grant date and the date the employee becomes retirement-eligible as defined in the applicable plan documents.

The tables below summarize stock option activity for the year ended December 31, 2008:

	Shares	Weighted-Average Exercise Price Per Share	Weighted-Average Contractual Life (Years)	Aggregate Intrinsic Value (in millions)
Outstanding, December 31, 2007	2,487,861	$32.67		
Granted	396,043	25.35		
Exercised	(40,152)	21.01		
Forfeited or expired	(238,125)	43.20		
Outstanding, December 31, 2008	2,605,627	$30.77	4.7	$5.0
Exercisable at December 31, 2008	**1,893,115**	**$30.75**	**3.3**	**$3.4**

The fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2008, 2007, and 2006:

	2008	2007	2006
Expected volatility	**42%**	43%	44%
Expected term	**5.8 years**	6 years	5.7 years
Risk-free interest rate	**2.96%**	4.79%	4.70%
Expected dividend yield	**—**	—	—
Weighted-average fair value of options granted	**$11.12**	$19.51	$18.32

The expected market price volatility of the common stock is based on the historical volatility over a time period commensurate with the expected term of the awards. The risk-free interest rate is based on the U.S. Treasury yield curve in effect for the term nearest the expected term of the option at the time of grant. The dividend yield is zero as the Company does not pay dividends and has no plans to do so in the immediate future. The expected term of the options and the expected forfeiture rates are based on historical experience for various homogenous employee groups.

The Company recorded stock-based compensation expense related to stock options of $5.1 million ($3.2 million, net of tax) and $4.7 million ($2.9 million, net of tax) in 2008 and 2007, respectively. The total intrinsic value of options exercised during 2008 was $0.2 million. Cash received from option exercises during 2008 totaled $0.8 million. A total of 240,603 options vested during 2008 with an aggregate fair value of $3.8 million. As of December 31, 2008, $3.7 million of compensation cost associated with unvested stock option awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 2.2 years.

The following table summarizes stock options outstanding and exercisable at December 31, 2008 with their weighted-average exercise prices and remaining contractual lives:

Range of Exercise prices	Remaining Life (years)	Shares	Price Per Share
Outstanding:			
$10 to $20	6.0	258,936	$18.87
$21 to $28	5.8	863,518	26.58
$29 to $34	3.4	822,033	31.65
$35 to $45	4.3	661,140	39.80
Options outstanding	4.7	2,605,627	$30.77

Range of Exercise prices	Shares	Price Per Share
Exercisable:		
$10 to $20	164,553	$18.67
$21 to $28	538,849	26.18
$29 to $34	748,857	31.55
$35 to $45	440,856	39.49
Options exercisable	1,893,115	$30.75

Restricted Stock Awards

The Company has restricted stock units (RSUs) outstanding under the 2004 and 2008 Long-term Incentive Equity Plans. As of December 31, 2008, 872,498 total RSUs have been granted under these plans. The RSUs are non-voting and are not eligible for dividends. The fair value of the RSU awards is based on the closing price of the Company's common stock on the date of grant. Compensation cost for RSUs is recognized over the shorter of three years from the date of grant as the awards "cliff vest" after three years, or the period from the date of grant to the employee's retirement eligibility. The Company recorded stock-based compensation expense related to RSUs of $6.8 million ($4.3 million after tax) and $5.6 million ($3.5 million after tax) in 2008 and 2007, respectively. These amounts are included in wages and benefits in the consolidated statements of operations.

The following table summarizes information about outstanding RSUs:

	Number of Units	Weighted-Average Grant Date Fair Value
Non-vested at December 31, 2007	392,726	$35.70
Granted	338,297	22.67
Vested	(209,305)	32.86
Forfeited	(20,060)	31.72
Non-vested at December 31, 2008	501,658	$28.14

As of December 31, 2008, $4.7 million of compensation cost associated with unvested restricted stock awards attributable to future service had not yet been recognized. This amount will be recognized as expense over a weighted-average period of 2.0 years.

Performance Stock Awards

During the first quarters of 2008 and 2007, the Company awarded Performance Share Unit awards (PSUs) to certain executives. PSUs are similar to RSUs, but vesting is based on a performance condition tied to the Company achieving a specified pretax margin over a three-year period. The PSU plan allows a portion of the PSUs to vest even if the specified pretax margin falls below the target, and additional shares to be granted if the margin target is exceeded, subject to a maximum. The Company intends to regularly review its assumptions about meeting the performance goal and expected vesting, and to adjust the related compensation expense accordingly. The current expectation is that none of the PSUs will ultimately vest and therefore, the full amount of previously recorded compensation expense of $0.4 million ($0.3 million after tax) was reversed in 2008. The Company recorded compensation expense related to PSUs of $0.4 million ($0.3 million after tax) during 2007.

Deferred Stock Awards

In 2008, the Company awarded 13,976 Deferred Stock Unit awards (DSUs) to members of its Board of Directors as part of their retainers. The underlying common shares are issued upon retirement from the Board, but require no future service period. As a result, the entire intrinsic value of the awards on the date of grant was expensed in 2008. The total amount of compensation expense recorded in 2008 was $0.3 million ($0.2 million after tax).

Employee Stock Purchase Plan

The Company sponsors an ESPP, which qualifies under Section 423 of the Internal Revenue Code. Under the terms of the ESPP, employees can purchase Company common stock at 85% of the closing market price on the first day of the offering period or the quarterly purchase date, whichever is lower. Because of these attributes, the ESPP is considered compensatory under SFAS 123R and as such, compensation cost is recognized. Compensation cost for the Company's ESPP was $1.6 million in 2008 and 2007. The grant date fair value is calculated using the Black-Scholes model in the same manner as the Company's option awards for 85% of the share award plus the intrinsic value of the 15% discount. Proceeds received from the issuance of shares are credited to stockholders' equity in the period in which the shares are issued. In 2008 and 2007, 169,242 shares and 126,584 shares, respectively, were purchased by Company employees under the ESPP, resulting in cash proceeds of $3.2 million and $3.0 million, respectively.

Summary of Stock-Based Compensation

The table below summarizes the components of total stock-based compensation for the years ended December 31, 2008, 2007 and 2006:

(in millions)	2008	2007	2006
Stock options	**$ 5.1**	$ 4.7	$ 5.2
Restricted stock units	**6.8**	5.6	4.9
Performance share units	**(0.4)**	0.4	—
Deferred stock awards	**0.3**	—	—
Employee stock purchase plan	**1.6**	1.6	1.0
Total stock-based compensation	**$13.4**	$12.3	$11.1

NOTE 11. INCOME TAXES

In July 2006, the FASB issued FASB Interpretation No 48, *Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109* (FIN 48). The purpose of FIN 48 is to clarify certain aspects of the recognition and measurement related to accounting for income tax uncertainties. Under FIN 48, the impact of an uncertain income tax position must be recognized at the largest amount that is more likely than not of being sustained upon audit by the relevant taxing authority. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained.

The Company was subject to the provisions of FIN 48 as of January 1, 2007. Upon adoption, no cumulative effect of accounting change was necessary or recorded in the consolidated financial statements. The total amount of unrecognized tax benefits as of the date of adoption was $26.2 million. This number includes a $24.5 million increase in the tax liability and a corresponding increase in deferred tax assets for unrecognized tax benefits as a result of the implementation of FIN 48 and $1.7 million of tax benefits that, if recognized, would impact the effective tax rate.

Changes in the FIN 48 liability for unrecognized tax benefits during 2008 are as follows (in millions):

Balance at December 31, 2007	$ 27.9
Gross increases—tax positions in prior period	1.4
Gross decreases—tax positions in prior period	(11.2)
Gross increases—current-period tax positions	5.6
Settlements	—
Lapse of statute of limitations	—
Balance at December 31, 2008	$ 23.7

At December 31, 2008, the total amount of unrecognized tax benefits of $23.7 million includes $20.5 million recorded as a liability and a corresponding increase in deferred tax assets and $1.2 million of tax benefits that, if recognized, would impact the effective tax rate.

Accrued interest on tax positions is recorded as a component of interest expense. Total accrued interest on tax positions included in the FIN 48 liability was $2.0 million and $0.7 million at December 31, 2008 and 2007, respectively. No penalties were accrued at December 31, 2008 or 2007.

The periods subject to examination for the Company's federal income tax returns are the 2003 through 2007 tax years; however, the 2003 and 2004 tax returns are subject to examination only to the extent of the net operating loss carryforwards from 2003 and 2004 that were utilized in 2005 and 2006. The periods subject to examination for the Company's major state income tax returns other than California are also the years 2003 through 2007. In California, the income tax years 2000 through 2007 remain open to examination. The 2000 to 2002 tax returns are subject to examination only to the extent of the net operating loss carryforwards from those years that were utilized in 2005 and 2006.

The Company does not believe that it is reasonably possible that the total unrecognized tax benefit would significantly increase or decrease in the next 12 months. The FIN 48 liability for the Company's unrecognized tax benefit is classified in other liabilities (noncurrent) in the consolidated balance sheets. The Company anticipates that total unrecognized tax benefits will not materially decrease due to the expiration of the statute of limitations for tax years prior to December 31, 2008.

During the first quarter of 2007, the Company received a favorable decision in a matter with the State of California. As a result of the decision, the Company reduced its FIN 48 liability by $0.7 million, recorded a previously unrecognized tax benefit of $1.0 million, and accrued interest income of $1.5 million. The refund was received in August 2007.

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes.

Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2008	2007
Excess of tax over book depreciation	**$ 526.9**	$ 431.7
Fuel hedge contracts	**—**	30.9
Other—net	**5.3**	6.7
Gross deferred tax liabilities	**532.2**	469.3
Mileage Plan	**(255.3)**	(242.1)
Fuel hedge contracts	**(23.2)**	—
AMT and other tax credits	**(62.3)**	(1.3)
Leased aircraft return provision	**(5.2)**	(2.7)
Inventory obsolescence	**(13.8)**	(19.2)
Deferred gains	**(18.5)**	(22.1)
Employee benefits	**(250.4)**	(130.0)
Loss carryforwards*	**(3.3)**	(1.2)
Other—net	**(27.9)**	(4.4)
Gross deferred tax assets	**(659.9)**	(423.0)
Net deferred tax (assets) liabilities	**$(127.7)**	$ 46.3
Current deferred tax asset	**$(164.4)**	$ (84.9)
Noncurrent deferred tax liability	**36.7**	131.2
Net deferred tax (asset) liability	**$(127.7)**	$ 46.3

* State loss carryforwards of $72.8 million ($3.3 million tax effected) expire beginning in 2009 and ending in 2028.

The Company has concluded that it is more likely than not that its deferred tax assets will be realizable and thus no valuation allowance has been recorded as of December 31, 2008. This conclusion is based on the expected future reversals of existing taxable temporary differences, anticipated future taxable income, and the potential for future tax planning strategies to generate taxable income, if needed. Furthermore, absent the $196.4 million deferred tax asset associated with accumulated other comprehensive income (included in "Employee benefits" in the above table), the Company would be in a net deferred tax liability position. The Company will continue to reassess the need for a valuation allowance during each future reporting period.

The components of income tax expense (benefit) were as follows (in millions):

	2008	2007	2006
Current tax expense (benefit):			
Federal	**$(13.4)**	$12.8	$ 0.6
State	**—**	4.8	2.4
Total current	**(13.4)**	17.6	3.0
Deferred tax expense (benefit):			
Federal	**(56.1)**	55.1	(32.6)
State	**(7.8)**	3.5	(6.6)
Total deferred	**(63.9)**	58.6	(39.2)
Total tax expense (benefit) related to income (loss)	**$(77.3)**	$76.2	$(36.2)

Income tax expense (benefit) reconciles to the amount computed by applying the U.S. federal rate of 35% to income (loss) before income tax and accounting change as follows (in millions):

	2008	2007	2006
Income (loss) before income tax	**$(213.2)**	$200.5	$(90.7)
Expected tax expense (benefit)	**(74.6)**	70.2	(31.7)
Nondeductible expenses	**3.4**	3.4	3.0
State income taxes	**(5.1)**	4.9	(1.7)
Other—net*	**(1.0)**	(2.3)	(5.8)
Actual tax expense (benefit)	**$ (77.3)**	$ 76.2	$(36.2)
Effective tax rate	**36.3%**	38.0%	40.0%

* In 2007, other-net includes $1.0 million of tax benefits due to a favorable decision in a matter with the State of California and $1.0 million of tax benefits related to the recognition of California income tax credit carryforwards. Other-net in 2006 includes $5.5 million of tax benefits associated with the reduction of certain tax contingency accruals for periods for which the statute of limitations expired in 2006.

NOTE 12. FINANCIAL INSTRUMENTS

The majority of the Company's financial instruments are carried at fair value. Those include cash and cash equivalents, marketable securities (Note 5), securities lending collateral, restricted deposits (Note 9), and fuel hedge contracts (Note 3). The Company's long-term fixed-rate debt is not carried at fair value. The estimated fair value of the Company's long-term debt was as follows (in millions):

	Carrying Amount	Fair Value
Long-term debt at December 31, 2008	**$1,841.2**	**$2,006.8**
Long-term debt at December 31, 2007	$1,300.5	$1,321.2

The fair value of cash equivalents and securities lending collateral (at December 31, 2007) approximates carrying values due to the short maturity of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of fuel hedge contracts is based on commodity exchange prices. The fair value of restricted deposits approximates the carrying amount. The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current borrowing rate.

Concentrations of Credit

The Company continually monitors its positions with, and the credit quality of, the financial institutions that are counterparties to its fuel-hedging contracts and does not anticipate nonperformance by the counterparties.

The Company could realize a loss in the event of nonperformance by any single counterparty to its fuel hedge positions. However, the Company enters into transactions only with large, well-known financial institution counterparties that have strong credit ratings. In addition, the Company limits the amount of investment credit exposure with any one institution.

The Company's trade receivables do not represent a significant concentration of credit risk at December 31, 2008 due to the frequency that settlement takes place and the dispersion across many industry and government segments.

NOTE 13. OPERATING SEGMENT INFORMATION

SFAS No. 131, *Disclosures about Segments of an Enterprise and Related Information,* as amended (SFAS 131), requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision-maker in deciding how to allocate resources and in assessing performance. The Company has two primary operating and reporting segments, consisting of Alaska and Horizon, for which financial information is presented below. These segments are more fully described in Note 1.

(in millions)	2008	2007	2006
Operating revenues:			
Alaska—mainline (1)	**$2,920.5**	$2,788.5	$2,676.1
Alaska—purchased capacity (1)	**300.8**	281.4	16.4
Total Alaska	**$3,221.3**	$3,069.9	$2,692.5
Horizon	**733.9**	718.4	644.0
Other (2)	**1.1**	1.1	1.1
Elimination of inter-company revenues	**(293.7)**	(283.4)	(3.2)
Consolidated	**3,662.6**	3,506.0	3,334.4
Depreciation and amortization expense:			
Alaska (3)	**165.9**	142.3	137.8
Horizon	**37.5**	33.9	18.5
Other (2)	**1.2**	1.2	1.2
Consolidated	**204.6**	177.4	157.5
Interest income:			
Alaska (3)	**51.3**	64.8	56.3
Horizon	**5.4**	4.5	3.7
Other (2)	**—**	—	—
Elimination of inter-company accounts	**(14.3)**	(15.4)	(5.7)
Consolidated	**42.4**	53.9	54.3
Interest expense:			
Alaska (3)	**92.5**	86.2	73.3
Horizon	**23.6**	16.6	7.4
Other (2)	**0.5**	0.6	3.0
Elimination of inter-company accounts	**(14.3)**	(15.4)	(5.7)
Consolidated	**102.3**	88.0	78.0
Income (loss) before income tax and accounting change:			
Alaska—mainline	**(140.4)**	236.4	(96.8)
Alaska—purchased capacity	**(12.9)**	(21.4)	2.1
Total Alaska	**(153.3)**	215.0	(94.7)
Horizon	**(55.8)**	(10.7)	11.3
Other (2)	**(4.1)**	(3.8)	(7.3)
Consolidated	**(213.2)**	200.5	(90.7)

(in millions)	2008	2007	2006
Capital expenditures (4):			
Alaska (3)	**323.8**	606.5	565.5
Horizon	**89.0**	227.9	116.6
Consolidated	**412.8**	834.4	682.1
Total assets at end of period:			
Alaska (3)	**4,428.6**	4,221.1	
Horizon	**692.3**	629.0	
Other (2)	**820.3**	1,130.3	
Elimination of inter-company accounts	**(1,105.6)**	(1,489.5)	
Consolidated	**$ 4,835.6**	$ 4,490.9	

(1) Alaska mainline revenue represents revenue from passengers aboard Alaska jets, freight and mail revenue, and all other revenue. Purchased capacity revenue represents that revenue earned by Alaska on capacity provided by Horizon and a small third party under a capacity purchase arrangement.
(2) Includes the parent company, Alaska Air Group, Inc., including its investments in Alaska and Horizon, which are eliminated in consolidation.
(3) There are no interest or depreciation expenses associated with purchased capacity flying at Alaska, nor are there any associated assets or capital expenditures.
(4) Capital expenditures include aircraft deposits, net of deposits returned.

NOTE 14. COMMON STOCK REPURCHASE PROGRAM

In September 2007, the Board of Directors authorized the Company to repurchase up to $100 million of its common stock. The Company completed the $100 million common stock repurchase program on February 29, 2008. Under that program, the Company repurchased 4,113,782 shares, or 10% of the outstanding stock at the start of the program, at an average price of $24.31 per share. During the three months ended March 31, 2008, the Company repurchased 1,520,500 shares for approximately $37.2 million.

In March 2008, the Company announced a new $50 million common stock repurchase program that expires in March 2009. During 2008, the Company had repurchased 605,700 shares of its common stock for approximately $11.7 million under this new program. In April 2008, the Company temporarily ceased further repurchases under this program given the uncertainty in the economic environment and currently does not expect to repurchase any more shares prior to the expiration date.

NOTE 15. EARNINGS (LOSS) PER SHARE (EPS)

Diluted EPS is calculated by dividing net income (loss) by the average common shares outstanding plus additional common shares that would have been outstanding assuming the exercise of in-the-money stock options and restricted stock units, using the treasury-stock method. As the Company reported a net loss in 2008, no outstanding stock options or restricted stock units were used in the calculation of diluted weighted average shares as the effect would have been antidilutive. In 2007 and 2006, 1.7 million and 2.5 million stock options, respectively, were excluded from the calculation of diluted EPS because they were antidilutive.

NOTE 16. IMPACT OF PRIOR PERIOD ADJUSTMENTS AND STAFF ACCOUNTING BULLETIN NO. 108 (SAB 108)

Previously reported results have been adjusted as described below.

Stock-Based Compensation Expense Adjustment

In the third quarter of 2008, the Company discovered an error in its calculation of stock-based compensation expense under SFAS No. 123R for certain awards granted after January 1, 2006. The error related to the time period over which compensation expense was recorded. The Company had been recording compensation expense over the vesting period, which was deemed to be the service period. However, many employees who receive award grants are eligible for retirement or will be eligible for retirement prior to the end of the vesting period. The award plans allow for continued vesting subsequent to retirement. As such the related compensation expense should be recorded over the shorter of the vesting period or the period from the date of grant to the date the employee is eligible for retirement. The error resulted in a $2.3 million understatement of wages and benefits expense in the first quarter of 2008, a $1.1 million understatement of expense in 2007 and a $2.9 million understatement of expense in 2006. The Company has concluded that this item is not material, and in accordance with SAB 108, the Company has adjusted the years ended December 31, 2007 and 2006 accordingly. There was no impact to cash flows. See the tables below for further details.

Additionally, the Company will adjust its previously filed financial statements for the impact on the first quarter 2008 information when it is presented in the first quarter 2009 Form 10Q.

Reconciliation Between Amounts Previously Reported and Corrected Amounts

The impact of each of the corrections on financial statement line items is presented below (in millions):

Consolidated Statements of Operations:

	Year Ended December 31, 2007		
	As Originally Reported	Stock-based Compensation Adjustment	As Corrected
Wages and benefits	$ 957.9	$ 1.1	$ 959.0
Total Operating Expenses	3,294.0	1.1	3,295.1
Operating Income	212.0	(1.1)	210.9
Income Before Income Taxes	201.6	(1.1)	200.5
Net Income	$ 125.0	(0.7)	$ 124.3
Basic Earnings Per Share	$ 3.12	$(0.02)	$ 3.10
Diluted Earnings Per Share	$ 3.09	$(0.02)	$ 3.07

	Year Ended December 31, 2006		
	As Originally Reported	Stock-based Compensation Adjustment	As Corrected
Wages and benefits	$ 937.0	$ 2.9	$ 939.9
Total Operating Expenses	3,421.7	2.9	3,424.6
Operating Loss	(87.3)	(2.9)	(90.2)
Loss Before Income Taxes	(87.8)	(2.9)	(90.7)
Net Loss	$ (52.6)	(1.9)	$ (54.5)
Basic and Diluted Loss Per Share	$ (1.39)	$(0.05)	$ (1.44)

Consolidated Balance Sheet:

	As of December 31, 2007		
	As Originally Reported	Stock-based Compensation Adjustment	As Corrected
Deferred income tax liabilities	$132.6	$(1.4)	$131.2
Total Other Liabilities and Credits	968.6	(1.4)	967.2
Capital in excess of par value	895.1	4.0	899.1
Retained earnings	331.9	(2.6)	329.3

Adoption of SAB 108

In September 2006, the SEC issued SAB 108. SAB 108 expresses SEC staff views regarding the process by which misstatements in financial statements are evaluated for purposes of determining whether those misstatements are material to the Company's financial statements. SAB 108 was effective for fiscal years ending after November 15, 2006. The transition provisions of the bulletin permitted the Company to adjust beginning retained earnings for the cumulative effect of immaterial errors relating to prior years. The Company adopted SAB 108 in the fourth quarter of 2006, with an effective date of January 1, 2006. In accordance with the bulletin, the Company adjusted beginning retained earnings for 2006 in the accompanying consolidated financial statements for the items described below. Management of the Company considers these adjustments to be immaterial to prior periods.

Depreciation of Leasehold Improvements

Historically, leasehold improvements at airports were generally depreciated over their estimated useful lives due to the expectation that the underlying lease would be renewed for at least the period over which the leasehold improvements were being depreciated. In 2005, the Office of the Chief Accountant of the Securities and Exchange Commission ("SEC") issued interpretive guidance clarifying its position that leasehold improvements in an operating lease should be depreciated by the lessee over the shorter of their economic lives or the remaining lease term, as defined in SFAS 13. Our airport lease agreements do not generally carry a renewal right in them, which is a key consideration for SFAS 13 "lease term" definitions.

The difference between the depreciation expense recorded and the depreciation expense that would have been recorded had the Company depreciated those leasehold improvements using the shorter life of the lease term was not material to the consolidated statements of operations in any individual year, nor was the accumulated difference deemed material to the Company's consolidated balance sheets. However, the accumulated difference would have been material to the consolidated statements of operations. As such, in order to correct the accumulated depreciation of leasehold improvements to depreciate them over the shorter of their economic lives or the remaining lease term, the Company adjusted its beginning retained earnings for 2006.

Horizon Fleet Subsidy

In connection with the purchase of certain aircraft, the manufacturer paid Horizon a "market subsidy" payment as an inducement to purchase larger aircraft. This market subsidy was paid quarterly for seven years for Q200 aircraft and eight years for Q400 aircraft following delivery of the aircraft.

Previously, the fleet subsidy credit was recognized as the cash was received, i.e. over the payment period. However, upon further review, management determined that the correct method of accounting would have been to recognize the credit ratably over the full lease term of the aircraft, generally 15 to 17 years, rather than at the time of the cash payments.

The difference between the Company's historical accounting practice and the current practice for income statement recognition was not material to the consolidated statements of operations in any individual year, nor was the deferred credit that should have been recorded deemed material to the Company's consolidated balance sheets. However, the accumulated difference would have been material to the consolidated statements of operations. As such, in order to correct the amount of deferred credit recognized, the Company adjusted its beginning retained earnings for 2006.

Impact of Adjustments

The impact of each of the items noted above, net of tax, on 2006 beginning balances are presented below (in millions):

	Cumulative Effect as of January 1, 2006		
	Leasehold Improvements	Fleet Subsidy	Total
Accumulated depreciation	$10.3	$ —	$ 10.3
Other liabilities	—	19.4	19.4
Deferred income taxes	(4.3)	(6.8)	(11.1)
Retained earnings	(6.0)	(12.6)	(18.6)

NOTE 17. CONTINGENCIES

Grievance with International Association of Machinists

In June 2005, the International Association of Machinists (IAM) filed a grievance under its Collective Bargaining Agreement (CBA) with Alaska alleging that Alaska violated the CBA by, among other things, subcontracting the ramp service operation in Seattle. The dispute was referred to an arbitrator and hearings on the grievance commenced in January 2007, with a final hearing date in August 2007. In July 2008, the arbitrator issued a final decision in the matter. In that decision, the arbitrator found that Alaska had violated the CBA and instructed Alaska and the IAM to negotiate a remedy. The parties have met, but the matter has not yet been resolved. Another arbitration hearing has been tentatively set for June 2009. Management currently does not believe that any final remedy will materially impact our financial position or results of operations.

Other items

The Company is a party to routine litigation matters incidental to its business and with respect to which no material liability is expected.

Management believes the ultimate disposition of the matters discussed above is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts, and it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of arbitrators, judges and juries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of December 31, 2008, an evaluation was performed under the supervision and with the participation of our management, including our chief executive officer and chief financial officer (collectively, our "certifying officers"), of the effectiveness of the design and operation of our disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by us in our current and periodic reports filed with or submitted to the Securities and Exchange Commission (the SEC) is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that the information is accumulated and communicated to our management, including our certifying officers, on a timely basis. Our certifying officers concluded, based on their evaluation, that disclosure controls and procedures were effective as of December 31, 2008.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There were no changes to the Company's internal control over financial reporting identified in management's evaluation during the year ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2008.

We intend to regularly review and evaluate the design and effectiveness of our disclosure controls and procedures and internal control over financial reporting on an ongoing basis and to improve these controls and procedures over time and to correct any deficiencies that we may discover in the future. While we believe the present design of our disclosure controls and procedures and internal control over financial reporting are effective, future events affecting our business may cause us to modify our controls and procedures.

The Company's independent registered public accounting firm has issued an attestation report regarding its assessment of the Company's internal control over financial reporting as of December 31, 2008, which report appears on page 99.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Alaska Air Group, Inc.:

We have audited Alaska Air Group, Inc.'s internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Alaska Air Group, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting (Item 9A). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Alaska Air Group, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Alaska Air Group, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2008, and our report dated February 18, 2009 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Seattle, Washington
February 18, 2009

ITEM 9B. OTHER INFORMATION

None

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

See "Executive Officers of the Registrant" under Item 1, "Our Business," in Part I of this Form 10-K for information on the executive officers of Air Group and its subsidiaries. Except as provided herein, the remainder of the information required by this item is incorporated herein by reference from the definitive Proxy Statement for Air Group's 2009 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year ended December 31, 2008 (hereinafter referred to as our "2009 Proxy Statement").

ITEM 11. EXECUTIVE COMPENSATION

The information required by this item is incorporated herein by reference from our 2009 Proxy Statement.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, AND RELATED STOCKHOLDER MATTERS

The information required by this item is incorporated herein by reference from our 2009 Proxy Statement.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is incorporated herein by reference from our 2009 Proxy Statement.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this item is incorporated herein by reference from our 2009 Proxy Statement.

PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1. *Financial Statement Schedules*: Financial Statement Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2008, 2007 and 2006 on page 107.

2. *Exhibits*: See Exhibit Index on page 104.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

By: /s/ WILLIAM S. AYER — Date: February 19, 2009

William S. Ayer,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on February 19, 2009 on behalf of the registrant and in the capacities indicated.

/s/ WILLIAM S. AYER **William S. Ayer**	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ GLENN S. JOHNSON **Glenn S. Johnson**	Executive Vice President/Finance and Chief Financial Officer (Principal Financial Officer)
/s/ BRANDON S. PEDERSEN **Brandon S. Pedersen**	Vice President/Finance and Controller (Principal Accounting Officer)
/s/ PATRICIA M. BEDIENT **Patricia M. Bedient**	Director
/s/ PHYLLIS J. CAMPBELL **Phyllis J. Campbell**	Director
/s/ MARK R. HAMILTON **Mark R. Hamilton**	Director
/s/ JESSIE J. KNIGHT, JR. **Jessie J. Knight, Jr.**	Director
/s/ R. MARC LANGLAND **R. Marc Langland**	Director
/s/ DENNIS F. MADSEN **Dennis F. Madsen**	Director
/s/ BYRON I. MALLOTT **Byron I. Mallott**	Director
/s/ J. KENNETH THOMPSON **J. Kenneth Thompson**	Director

EXHIBIT INDEX

Certain of the following exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated by reference from the documents described in parentheses. Certain others are filed herewith. The exhibits are numbered in accordance with Item 601 of Regulation S-K.

3.1	Amended and Restated Certificate of Incorporation of Registrant (Filed as Exhibit 3(i) to Registrants Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 8, 2006 and incorporated herein by reference.)
3.2	Bylaws of Registrant, as amended December 14, 2007 (Filed as Exhibit 3(ii) to Registrant's Current Report on Form 8-K, filed on December 20, 2007 and incorporated herein by reference.)
10.1#	Credit Agreement, dated March 25, 2005, among Alaska Airlines, Inc., as borrower, Bank of America, N.A. as administrative agent, Citicorp USA, Inc. as syndication agent, U.S. Bank National Association as documentation agent, and other lenders (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2005, filed on May 6, 2005 and incorporated herein by reference.)
10.1.1	First Amendment to March 25, 2005 Credit Agreement, dated September 29, 2005 (Filed as Exhibit 10.1.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference)
10.1.2#	Second Amendment to March 25, 2005 Credit Agreement, dated April 25, 2007 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2007, filed on May 8, 2007 and incorporated herein by reference.)
10.1.3	Third Amendment to March 25, 2005 Credit Agreement, dated July 30, 2007 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2007, filed on November 7, 2007 and incorporated herein by reference.)
10.1.4#	Fourth Amendment to March 25, 2005 Credit Agreement, dated September 24, 2008 (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2008, filed on November 7, 2008 and incorporated herein by reference.)
10.2#	Credit Agreement, dated October 19, 2005, among Alaska Airlines, Inc., as borrower, HSH Nordbank AG New York Branch, as security agent, and other loan participants (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)
10.2.1#	First Amendment to October 19, 2005 Credit Agreement, dated March 27, 2007 (Filed as Exhibit 10.2.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.2.2#	Second Amendment to October 19, 2005 Credit Agreement, dated November 26, 2007 (Filed as Exhibit 10.2.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.3#	Aircraft General Terms Agreement, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)
10.4#	Purchase Agreement No. 2497, dated June 15, 2005, between the Boeing Company and Alaska Airlines, Inc. (Filed as Exhibit 10.2 to Registrant's Quarterly Report on Form 10-Q for the period ended June 30, 2005, filed on August 5, 2005 and incorporated herein by reference.)

10.5# Supplement to Master Purchase Agreement, dated October 18, 2005, between Horizon Air Industries, Inc. and Bombardier Inc. (Filed as Exhibit 10.1 to Registrant's Quarterly Report on Form 10-Q for the period ended September 30, 2005, filed on November 9, 2005 and incorporated herein by reference.)

10.6# Lease Agreement, dated January 22, 1990, between International Lease Finance Corporation and Alaska Airlines, Inc., summaries of 19 substantially identical lease agreements and Letter Agreement #1, dated January 22, 1990 (Filed as Exhibit 10-14 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1990, filed on April 11, 1991 and incorporated herein by reference.)

10.7* Alaska Air Group Performance Based Pay Plan (formerly "Management Incentive Plan"), as amended and restated November 30, 2007 (Filed as Exhibit 10.7 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)

10.8* Alaska Air Group, Inc. 2008 Performance Incentive Plan (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)

10.8.1* Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Nonqualified Stock Option Agreement (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)

10.8.2* Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)

10.8.3* Alaska Air Group, Inc. 2008 Performance Incentive Plan Form of Director Deferred Stock Unit Award Agreement (Filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K, filed on May 22, 2008 and incorporated herein by reference.)

10.8.4* Alaska Air Group, Inc. 2008 Performance Incentive Plan Nonqualified Stock Option Agreement—Incentive Award (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on February 2, 2009 and incorporated herein by reference.)

10.8.5* Alaska Air Group, Inc. 2008 Performance Incentive Plan Stock Unit Award Agreement—Incentive Award (Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K, filed on February 2, 2009 and incorporated herein by reference.)

10.9* Alaska Air Group, Inc. 2004 Long-Term Incentive Plan and original form of stock option and restricted stock unit agreements (Filed as Exhibit 10.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2004, filed on February 25, 2005 and incorporated herein by reference.)

10.9.1* Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Nonqualified Stock Option Agreement (Filed as Exhibit 10.8.1 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)

10.9.2* Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Stock Unit Award Agreement (Filed as Exhibit 10.8.2 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)

10.9.3* Alaska Air Group, Inc. 2004 Long-Term Incentive Plan Performance Stock Unit Award Agreement (Filed as Exhibit 10.3 to Registrant's Current Report on Form 8-K, filed on February 14, 2008 and incorporated herein by reference.)

10.10* Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-87563, filed on September 22, 1999 and incorporated herein by reference.)

10.11*	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan (Filed as Exhibit 99.2 to Registrant's Registration Statement on Form S-8, Registration No. 333-39889, filed on November 10, 1997 and incorporated herein by reference.)
10.12*	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-09547, filed on August 5, 1996 and incorporated herein by reference.)
10.13*	Alaska Air Group, Inc. Non Employee Director Stock Plan (Filed as Exhibit 99.1 to Registrant's Registration Statement on Form S-8, Registration No. 333-33727, filed on August 15, 1997 and incorporated herein by reference.)
10.14*	Alaska Airlines, Inc. and Alaska Air Group, Inc. Supplementary Retirement Plan for Elected Officers, as amended November 7, 1994 (Filed as Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the year ended December 31, 1997, filed on February 10, 1998 and incorporated herein by reference.)
10.15*	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan, as amended by First Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan and Second Amendment to the Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (Filed as Exhibit 10.13 to Amendment No. 1 to Registrant's Registration Statement on Form S-1, Registration No. 333-107177, filed on September 23, 2003 and incorporated herein by reference.)
10.16*	Form of Alaska Air Group, Inc. Change of Control Agreement for named executive officers, as amended and restated November 28, 2007 (Filed as Exhibit 10.16 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.17*	Alaska Air Group, Inc. Nonqualified Deferred Compensation Plan, as amended and restated on December 1, 2005 (Filed as Exhibit 10.17 to Registrant's Annual Report on Form 10-K for the year ended December 31, 2007, filed on February 20, 2008 and incorporated herein by reference.)
10.18*	Separation Agreement between Gregg Saretsky and Alaska Airlines, Inc. dated December 10, 2008 (Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K, filed on December 10, 2008 and incorporated herein by reference.)
12.1†	Statement of Computation of Ratio of Earnings to Fixed Charges
21†	Subsidiaries of Registrant
23.1†	Consent of Independent Registered Public Accounting Firm (KPMG LLP)
31.1†	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2†	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

† Filed herewith.
* Indicates management contract or compensatory plan or arrangement.
# Pursuant to 17 CFR 240.24b-2, confidential information has been omitted and filed separately with the Securities and Exchange Commission pursuant to a Confidential Treatment Application filed with the Commission.

ALASKA AIR GROUP, INC.

VALUATION AND QUALIFYING ACCOUNTS

(In Millions)	Beginning Balance	Additions Charged to Expense	Deductions	Ending Balance
Year Ended December 31, 2006				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 2.7	$1.6	$(1.4)	$ 2.9
Obsolescence allowance for flight equipment spare parts	$20.7	$3.6	$(3.8)	$20.5
Year Ended December 31, 2007				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 2.9	$1.6	$(2.9)	$ 1.6
Obsolescence allowance for flight equipment spare parts	$20.5	$5.5	$(1.4)	$24.6
Year Ended December 31, 2008				
Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.6	$1.5	$(1.6)	$ 1.5
Obsolescence allowance for flight equipment spare parts (a)	$24.6	$5.8	$(9.0)	$21.4

(a) Deductions in 2008 are primarily related to the write off of the MD-80 and B737-200 parts allowances against their respective costs bases.

EXHIBIT 31.1

CERTIFICATIONS

I, William S. Ayer, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2008;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 19, 2009

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President and Chief Executive Officer

EXHIBIT 31.2

CERTIFICATIONS

I, Glenn S. Johnson, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc. for the period ended December 31, 2008;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and we have:
   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:
   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 19, 2009

By /s/ GLENN S. JOHNSON

Glenn S. Johnson
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, William S. Ayer, Chairman, President & Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ WILLIAM S. AYER

William S. Ayer
Chairman, President & Chief Executive Officer

February 19, 2009

EXHIBIT 32.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the period ended December 31, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Glenn S. Johnson, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

By /s/ GLENN S. JOHNSON

Glenn S. Johnson
Chief Financial Officer

February 19, 2009

Reconciliation Between Adjusted Results and Amounts Calculated Under Generally Accepted Accounting Principles (GAAP)

Alaska Air Group, Inc.

	2008	2007	2006	2005	2004
Adjusted net income before accounting change	$ 4.4	$ 91.6	$ 135.8	$ 55.0	$ 5.2
Change in Mileage Plan terms, net of tax	26.5	—	—	—	—
Navigation fee recovery, net of tax	—	—	—	3.6	6.3
Mark-to-market hedging gains (losses), net of tax	(89.2)	32.7	(56.3)	38.6	31.7
Realized losses on hedge portfolio restructuring, net of tax	(31.3)	—	—	—	—
Restructuring charges, net of tax	(8.1)	—	(15.5)	(12.7)	(31.8)
Fleet transition costs—MD-80, net of tax	(29.8)	—	(118.5)	—	—
Fleet transition costs—CRJ-700, net of tax	(8.4)	—	—	—	—
Impairment charges, net of tax	—	—	—	—	(26.7)
GAAP net income (loss) before accounting change	$(135.9)	$124.3	$ (54.5)	$ 84.5	$(15.3)

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Corporate Directory

Alaska Air Group Directors

William S. Ayer
Chairman, President & CEO
Alaska Air Group

Patricia M. Bedient
Executive Vice President & CFO
Weyerhaeuser Company

Phyllis J. Campbell
Chairman, Pacific Northwest Region
JPMorgan Chase

Mark R. Hamilton
President
University of Alaska System

Jessie J. Knight, Jr.
Executive Vice President, External Affairs
Sempra Energy

R. Marc Langland
Chairman, President & CEO
Northrim Bank

Dennis F. Madsen
Chairman
Pivotlink Software

Byron I. Mallott
Senior Fellow
First Alaskans Institute

J. Kenneth Thompson
President & CEO
Pacific Star Energy LLC

BOARD COMMITTEE ASSIGNMENTS:

Audit:
Patricia M. Bedient, *Chair*
Mark R. Hamilton
Dennis F. Madsen

Compensation:
Phyllis J. Campbell, *Chair*
Jessie J. Knight, Jr.
Dennis F. Madsen

Governance & Nominating:
R. Marc Langland, *Chair*
Jessie J. Knight, Jr.
Byron I. Mallott
J. Kenneth Thompson

Safety:
J. Kenneth Thompson, *Chair*
Mark R. Hamilton
Byron I. Mallott

Alaska Air Group Officers

William S. Ayer
Chairman, President & CEO

Glenn S. Johnson
Executive Vice President, Finance & CFO

Keith Loveless
Vice President, Legal & Corporate Affairs, General Counsel & Corporate Secretary

Thomas W. Nunn
Vice President, Safety

Brandon S. Pedersen
Vice President, Finance & Controller

John F. Schaefer, Jr.
Vice President, Finance & Treasurer

Alaska Airlines Officers

William S. Ayer
Chairman & CEO

Bradley D. Tilden
President

EXECUTIVE VICE PRESIDENTS:

Glenn S. Johnson
Finance & CFO

Benito Minicucci
Operations & COO

SENIOR VICE PRESIDENTS:

William L. MacKay
Alaska

VICE PRESIDENTS:

Ann E. Ardizzone
Inflight Services

Gary L. Beck
Flight Operations

Jeffrey M. Butler
Customer Service-Airports

Kelley J. Dobbs
Human Resources

Dennis J. Hamel
Human Resources & Labor Relations

Andrew R. Harrison
Planning & Revenue Management

Stephen B. Jarvis
Marketing, Sales & Customer Experience

Kris M. Kutchera
Information & Technology

Keith Loveless
Legal & Corporate Affairs, General Counsel & Corporate Secretary

Frederick L. Mohr
Maintenance & Engineering

Thomas W. Nunn
Safety

Brandon S. Pedersen
Finance & Controller

John F. Schaefer, Jr.
Finance & Treasurer

Joseph A. Sprague
Cargo

Edward W. White
Corporate Real Estate

Horizon Air Officers

William S. Ayer
Chairman

Jeffrey D. Pinneo
President & CEO

SENIOR VICE PRESIDENTS:

Thomas M. Gerharter
Operations

Andrea L. Schneider
People & Customer Services

VICE PRESIDENTS:

Eugene C. Hahn
Flight Operations

Marne K. McCluskey
Employee Resources

Daniel L. Russo
Marketing & Communications

Rudi H. Schmidt
Finance & Treasurer

Celia M. Sherbeck
Maintenance & Engineering

Arthur E. Thomas
Legal & Labor

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve 92 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service. Alaska, which accounts for about 80% of Air Group revenues, provides scheduled air service to 59 cities. In addition to its service to destinations in Alaska, Arizona, California, Nevada, Oregon, and Washington, the airline flies to Boston, Chicago, Dallas, Denver, Miami, Minneapolis-St. Paul, Orlando, Newark, Reagan National in Washington, D.C., and Honolulu, Kona, Lihu'e, and Maui in Hawaii. Alaska also provides service to British Columbia in Canada, and to nine destinations in Mexico. Its hubs are Anchorage, Seattle, Portland, and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service. Horizon Air accounts for about 20% of Air Group revenues and provides air transportation to 47 destinations in Arizona, California, Idaho, Montana, Nevada, Oregon, Washington, and Alberta and British Columbia, Canada, and La Paz and Loreto, Mexico. Its hubs are Seattle, Portland and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 392-5040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
Computershare Trust Company N.A.
P.O. Box 43078
Providence, RI 02940-3078
Telephone: 1-877-282-1168
Internet: http://www.computershare.com/investor

Independent Auditors
KPMG LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 19, 2009

Listing of Securities
New York Stock Exchange
Common Stock (Symbol: ALK)

'It's our privilege to serve you'

The Horizon Air experience is about much more than getting you from point A to point B safely and reliably. Our aim is for the experience to be distinctly memorable — one that you will want to experience again and recommend to family and friends.

It's our attention to the little things that makes a big difference. For some, it's that hot cup of Starbucks coffee on the morning Shuttle or the refreshing, complimentary Northwest wines and microbrews that sets the experience apart.

But our main ingredient is what we call Horizon Heart. It takes many forms, from the sincere care and patience with which we assist a first-time traveler to the warm smile of recognition given to a frequent guest on her early morning flight.

The Horizon team is made up of a diverse and talented group of individuals who share one trait — We are genuinely energized by serving others. And we are grateful to have the opportunity to express that innate passion for service through our work. As our founder said nearly 30 years ago, it truly is our privilege to serve you.


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Horizon